Use these links to rapidly review the document

INDEX TO FINANCIAL STATEMENTS

Filed Pursuant to Rule 424(b)(3)
Registration File No: 333-203425

        PROSPECTUS

GCI, INC.

$450,000,000
EXCHANGE OFFER FOR
6.875% Senior Notes due 2025

        GCI, Inc. is offering to exchange an aggregate principal amount of up to $450,000,000 of its new 6.875% Senior Notes Due 2025 (the "New Notes") for a like amount of its old 6.875% Senior Notes Due 2025 issued in a private offering on April 1, 2015 (the "Old Notes"). The form and terms of the New Notes will be identical in all material respects to the form and terms of the Old Notes, except that the New Notes:

  •
  will have been registered under the Securities Act of 1933, as amended (the "Securities Act");

  •
  will not bear restrictive legends restricting their transfer under the Securities Act;

  •
  will not entitle holders to the registration rights that apply to the Old Notes; and

  •
  will not contain provisions relating to an increase in the interest rate borne by the Old Notes under circumstances related to the timing of the exchange offer.

        The New Notes, like the Old Notes, will be our senior unsecured obligations and will rank equally with all of our existing and future senior unsecured debt, including our 8 5/8% Senior Notes Due 2019 and our 6 3/4% Senior Notes due 2021. Also like the Old Notes, the New Notes will be structurally subordinated and effectively rank junior to any liabilities of our subsidiaries and will also be effectively subordinated to our existing and future secured debt to the extent of the value of the collateral securing such indebtedness.

        The exchange offer expires at 5:00 p.m., New York City time, on May 19, 2015, unless we extend it.

        The New Notes will not be listed on any national securities exchange.

        Each broker-dealer that receives New Notes for its own account in exchange for Old Notes must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the New Notes. If the broker-dealer acquired the Old Notes as a result of market-making activities or other trading activities, such broker-dealer may use the prospectus for the exchange offer, as supplemented or amended, in connection with the resales of new securities. GCI, Inc. has agreed that, during the period ending 90 days after the consummation of the exchange offer, subject to extension in limited circumstances, it will use commercially reasonable efforts to keep the exchange offer registration statement effective and to make this Prospectus available to any broker-dealer for use in connection with any such resale. See "Plan of Distribution and Selling Restrictions."

        For a discussion of certain factors that should be considered by holders prior to tendering their Old Notes for the New Notes in the exchange offer, see "Risk Factors" beginning on page 16.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus is April 21, 2015.

        The information contained in this Prospectus speaks only as of the date of this Prospectus unless the information specifically indicates that another date applies. No dealer, salesperson or other person has been authorized to give any information or to make any representations other than those contained in this Prospectus in connection with the offer contained herein and, if given or made, such information or representations must not be relied upon as having been authorized by us. Neither the delivery of this Prospectus nor any sale made hereunder shall under any circumstances create an implication that there has been no change in our affairs or that of our subsidiaries since the date hereof.

i

 SUMMARY

        Unless stated otherwise, the discussion in this Prospectus of our business includes the business of GCI, Inc. and its subsidiaries. Except as otherwise indicated or the context otherwise requires, in this Prospectus, the words "we," "us," "our," "Company," and "GCI" refer to GCI, Inc., the issuer of the New Notes, and its subsidiaries. The following summary contains basic information about the Company and this offering. It likely does not contain all the information that is important to you. This Prospectus includes the terms of the New Notes we are offering, as well as information regarding our business and detailed financial data. For a more complete understanding of this offering, we encourage you to read this entire document and the documents to which we have referred you.

        The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information, including the "Risk Factors," and the consolidated financial statements and related notes, each of which are included elsewhere in this Prospectus.

 Private Placement of Old Notes

        On April 1, 2015, GCI, Inc. privately placed $450 million of 6.875% Senior Notes due 2025.

        Simultaneously with the private placement, GCI, Inc. entered into a registration rights agreement with the initial purchaser of the Old Notes. Under the registration rights agreement, GCI, Inc. must use its commercially reasonable efforts to file a registration statement on or before July 30, 2015, to cause such registration statement to become effective on or prior to October 27, 2015, and to complete the exchange offer on or before 30 days following the effective date of such registration statement. If the exchange offer does not meet such deadlines, we must pay additional interest to the holders of the Old Notes until such deadlines are met. You may exchange your Old Notes for New Notes with substantially the same terms in this exchange offer. You should read the discussion under the headings "—The New Notes" and "Description of the New Notes" for further information regarding the New Notes.

        We believe that holders of the Old Notes may resell the New Notes without complying with the registration and prospectus delivery provisions of the Securities Act if certain conditions are met. You should read the discussion under the headings "—The Exchange Offer" and "The Exchange Offer" for further information regarding the exchange offer and resales of the New Notes.

Overview

Our Company

        GCI is the largest Alaska-based communications provider as measured by revenues and subscribers, with a leading presence in cable, fiber, satellite and wireless. We offer quad-play services, including wireless, data, video and voice services to residential, government, education, healthcare, and business customers throughout Alaska under the GCI brand. Due to the unique nature of the markets we serve, including harsh winter weather, vast geographic size and large distances between communities, our customers rely extensively on our systems to meet their communication and entertainment needs. We benefit from the attractive demographic and economic characteristics of Alaska.

        Since our founding in 1979, we have operated with the philosophy of investing in and building long term, superior network infrastructure in order to provide market leading residential and commercial services to the Alaska market. We own and operate a diverse network including cable, fiber, microwave satellite and undersea fiber optic cable systems. As of December 31, 2014, our cable systems passed more than 90% of Alaska's residential households (meaning that such households were able to be connected to the distribution systems of a cable system without further extension of the transmission lines of that system), and we had achieved 47% basic cable penetration and 48% data penetration of the homes we reach. We believe GCI offers superior video services relative to digital broadcast satellite ("DBS"), which is limited by Alaska's geographic location, challenging climate and terrain features. We are the only Alaska data services provider to have committed to providing "Gigabit service" to select areas of the state. In recent years, we expanded our efforts in wireless and, through our ownership of The Alaska Wireless Network, LLC ("AWN"), presently operate the only statewide wireless network with 115Mhz of spectrum. We have been a leader in bundled services. We believe that our integrated strategy of providing innovative and high-quality bundles of voice, video, data and wireless services provides us with advantages as compared to competitors and allows us to continue to attract new customers and retain and up-sell our existing customers.

        On July 22, 2013, we entered into a joint venture with Alaska Communications Systems Group, Inc. ("ACS"), pursuant to which GCI and ACS agreed to contribute the respective wireless network assets to AWN, including spectrum licenses, cell sites, backhaul facility usage rights, and other assets. AWN operates a statewide wireless communications network with the spectrum mix, scale, advanced technology and cost structure necessary to compete with other wireless providers in Alaska. Under this structure as it was implemented, GCI and ACS independently sold their services to their respective retail customers and continued to operate as competitors in the retail market for wireless communications.

        On February 2, 2015, we purchased the remaining one-third ownership interest in AWN and approximately 87,000 wireless subscribers from ACS for total consideration of $293.2 million, which amount is subject to adjustment (the "Wireless Acquisition"). Upon the completion of the Wireless Acquisition, AWN became our wholly owned subsidiary and we are entitled to 100% of the future cash flows from AWN. We funded the Wireless Acquisition with a $275.0 million Term B Loan under our Senior Credit Facility (as defined below under "Description of Other Indebtedness—Secured Credit Facility"). For further information regarding the Wireless Acquisition, see GCI's Current Reports on Form 8-K filed with the SEC on December 10, 2014 and February 3, 2015, as well as the sections entitled "Summary—Recent Developments" and "Risk Factors—Risks Related to Our Business" in this Prospectus. As a part of the purchase agreement, we eliminated $114 million of remaining preference payments that would have been paid to ACS, and expect to achieve cost savings which will improve the free cash flow profile of the business. Through the Wireless Acquisition, we will consolidate our wireless infrastructure and simplify our wireless operations, enhancing our flexibility to promote quad-play bundling and improving our residential positioning. There can be no assurance that we will achieve the anticipated cost-savings from the Wireless Acquisition.

        For the year ended December 31, 2014, we generated consolidated revenues of $910.2 million and Adjusted EBITDA (as defined in "Management's Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations" below) of $323.1 million. We ended the period with approximately 135,400 basic video subscribers, 133,200 cable modem subscribers and 149,600 wireless subscribers. Pro forma for the Wireless Acquisition, as of December 31, 2014, we would have had approximately 236,600 wireless subscribers.

Competitive Strengths

        Market Leader.    We are the largest Alaska-based communications provider as measured by reported revenues and subscribers, with a leading presence in cable, fiber, satellite and wireless services. We attribute our leadership position to our commitment to provide statewide facilities based service with an attractive value proposition.

        Attractive Market and Demographics.    The Alaska communications market is characterized by its vast geographic size, large distances between communities, and reliance on communications capabilities to overcome those challenges. Given the low population density of our incumbent service areas, we generally have not attracted widespread wireline video competition. Due to unique geographic and demographic factors, we believe that Alaska households spend more on communication services when compared to national averages.

        Advanced Infrastructure and Robust Network Assets.    Currently, 89% of our network is upgraded with capacity greater than 750 MHz and 100% of our systems are DOCSIS 3.0 capable. We own and operate a modern communications network providing switched and dedicated voice and broadband services. Our hybrid fiber coax cable network enables us to offer last mile broadband connectivity to most of our customers. We believe that we have the fastest residential High Speed Data service in all of our markets, with speeds that are significantly faster that DSL, and we are the only provider to have committed to providing 1 gigabit service in select areas. In addition, we own two physically diverse undersea fiber optic cable systems, which provide us with redundant capacity to other carriers in the lower contiguous 48 states. We also employ satellite transmission for rural traffic in markets where terrestrial based network alternatives are currently not available.

        We have entered into several grant and financing arrangements to help fund the extension of terrestrial broadband service for the first time throughout rural western and northwestern Alaska. Started in 2011, the project, called "TERRA", links 72 communities from Nome, Alaska through the Yukon-Kuskokwim Delta and Bristol Bay to Anchorage, through a combination high capacity microwave and fiber backbone, bringing terrestrial broadband Internet access to the region for the first time. TERRA represents GCI's vision to build a next-generation communications network connecting the remote and rural areas of Alaska. We are currently expanding the network along the Yukon River, with plans to build out additional segments in the future. When completed, TERRA will provide a high capacity ringed backbone connection to the Internet through the western part of rural Alaska.

        On February 28, 2014, the FCC announced our winning bids in the Tribal Mobility Fund I auction for a $41.4 million grant to partially fund expansion of our wireless network to locations in Alaska where we would not otherwise be able to expand within our return-on-investment requirements. With this funding, we will be able to support unprecedented, expanded wireless service in rural Alaska.

        The Alaska Wireless Network.    AWN operates a statewide wireless communications network with the spectrum mix, scale, advanced technology and cost structure necessary to compete with other wireless providers in Alaska. The Wireless Acquisition provided additional scale by adding approximately 87,000 wireless subscribers to GCI's existing network. AWN is the largest wireless network in Alaska, covering more than 95% of the state.

        Spectrum Assets.    Our network provides access for Global System for Mobile Communications ("GSM")/Evolved High Speed Packet Access ("HSPA+"), Code Division Multiple Access ("CDMA")/Enhanced Voice-Data Optimized ("EVDO") based devices, and has enabled us to develop fourth generation Long Term Evolution ("LTE") based wireless communications throughout urban Alaska. As of December 31, 2014, we hold licenses for wireless spectrum suitable for wireless broadband mobile services (including HSPA+, EVDO and LTE) in the state of Alaska. We own a statewide wireless network that uses GSM/HSPA+, CDMA/EVDO and LTE. As of December 31, 2014, we have licenses which cover 115 MHz of spectrum in our coverage area. Additionally, we recently signed a partnership agreement with a large national carrier, which will, for the first time, allow our wireless subscribers access to an LTE network throughout the country.

        Bundled Service Offerings.    Ownership and control of our network and communications assets have enabled us to effectively market bundled service offerings. Bundling facilitates the integration of operations, improves our ability to upsell and reduces churn. Our product and service portfolio includes stand-alone offerings and bundled combinations of voice and data services, cable video, broadband (cable modem, fixed wireless and DSL), dedicated Internet access services, mobile wireless and other services.

        Well-Recognized Brand Name.    GCI provides services throughout the state of Alaska and has a long-standing history in the community, which results in high brand recognition and strong customer loyalty, positively differentiating us from our competitors. We believe our customers associate our brand name with quality products.

        Experienced Management Team.    Our experienced management team has a proven track record and has consistently expanded our business and improved our operations. Our senior management team has, on average, more than 28 years of experience in the communications industry and more than 17 years with GCI.

        We intend to continue to increase revenues and cash flow using the following strategies:

        Continue to Offer Bundled Products.    We offer innovative service bundles to meet the needs of our consumer and commercial customers. Our experience indicates that our bundled customers are significantly less likely to churn, and we experience less price erosion when we effectively combine our offerings. Bundling improves our top line revenue growth, provides operating cost efficiencies that expand our margins and drives our overall business performance.

        Maximize Cross-Selling and Upselling Opportunities.    We successfully sell new and enhanced services and products to our existing customer base to achieve increased revenues and penetration of our services. Through close coordination of our customer service and sales and marketing efforts, our customer service representatives suggest to our customers other services that they can purchase or enhanced versions of services they have already purchased. Further, the Wireless Acquisition provided us with a new wireless subscriber base, which will allow us the opportunity to cross-sell traditional data, video and voice products.

        Deliver Industry Leading Customer Service.    We have positioned ourselves as a customer service leader in the Alaska communications market. We operate our own customer service department and have empowered our customer service representatives to handle most service issues and questions on a single call.

        We prioritize our customer services to expedite handling of our most valuable customers' issues, particularly for our largest commercial customers. We believe our integrated approach to customer service, including service set-up, programming various network databases with the customer's information, installation and ongoing service, allows us to provide a customer experience that fosters customer loyalty.

        Leverage Communications Operations.    We continue to expand and evolve our integrated network for the delivery of our services. Our integrated approach to serving our customers creates efficiencies of scale and maximizes network utilization. With this approach, we are better able to leverage our network assets and increase returns on our invested capital. We periodically evaluate our network assets and continually monitor technological developments that we can potentially deploy to increase network efficiency and performance.

        Expand Our Product Portfolio and Footprint in Alaska.    Throughout our history, we have successfully added, and expect to continue to add, new products to our product portfolio. We have a demonstrated history of new product evaluation, development and deployment for our customers, and we continue to assess revenue-enhancing opportunities that create value for our customers, such as TiVo, GCI GO, TurboZone and responsive wireless pricing. Where feasible and where economic analysis supports geographic expansion of our network coverage, we are currently pursuing opportunities to increase the scale of our facilities, enhance our ability to serve our existing customers' needs and attract new customers. Additionally, due to the unique market conditions in Alaska, we, and in some cases our customers, participate in several federal (and to a lesser extent locally) subsidized programs designed to financially support the implementation and purchase of telecommunications services like ours in high cost areas. With these programs we have been able to expand our network into previously undeveloped areas of Alaska and, for the first time, offer comprehensive communications services in many rural parts of the state where we would not otherwise be able to construct within appropriate return-on- investment requirements.

Recent Developments

        AWN Acquisition.    The consummation of the Wireless Acquisition increased our wireless subscribers to approximately 236,600, solidifying our position as the second largest wireless operator in Alaska with an approximate one-third market share of the Alaska wireless market. The Wireless Acquisition eliminated ACS' participation in AWN and simplified our wireless operations, enhancing our flexibility to promote quad-play bundling and improving our residential positioning. The Wireless Acquisition also eliminated approximately $114 million of remaining preference payments to ACS.

        We have a detailed and carefully planned transition for the acquisition of ACS subscribers, including entering into an agreement with ACS to provide transition services. We expect the Wireless Acquisition will reduce operational complexity by consolidating our wireless infrastructure and eliminating the joint venture structure, which will generate cost savings and streamline our wireless operations.

        Amended Secured Credit Facility.    In connection with the Wireless Acquisition, we entered into an amendment and restatement of our Secured Credit Facility. The amendment and restatement added $275 million of additional term B loans to the Secured Credit Facility, the proceeds of which were used to finance the Wireless Acquisition. Please see "Description of Other Indebtedness—Amended Secured Credit Facility" below for additional information on the Amended Secured Credit Facility.

        Searchlight Investment.    On December 4, 2014, our parent corporation, General Communication, Inc. ("Parent") entered into a Securityholder Agreement with Searchlight ALX, L.P. ("Searchlight"), pursuant to which Parent agreed to sell an unsecured promissory note to Searchlight in the principal amount of $75 million, which note will mature eight years from the closing of the Wireless Acquisition and will bear interest at a rate of seven and one-half percent (7.5%) per annum (the "Searchlight Note"). The Securityholder Agreement further provides that Parent would enter into a Stock Appreciation Rights Agreement pursuant to which Parent issued to Searchlight 3 million stock appreciation rights ("SARs") which entitle Searchlight to receive, upon exercise, an amount payable, at the election of Parent in either cash or shares of Parent's Class A common stock equal in value to the excess of the fair market value of a share of Class A common stock on the date of exercise over the exercise price of $13.00. On February 2, 2015, Parent completed the sale of the Searchlight Note and issuance of the stock appreciation rights simultaneously with the closing of the Wireless Acquisition. Parent has the right to prepay the Searchlight Note at any time on or after the four year anniversary of issuance. All interest payments on the Searchlight Note will be made in cash or, at the discretion of Parent, by making the interest payable in kind by capitalizing such interest due and adding it to the outstanding principal amount of the Searchlight Note. If we exercise such right to make the interest payable in kind, then Parent must also issue to Searchlight Four Hundredths (.04) of a SAR for each dollar of interest that is capitalized. Each SAR will expire eight years from the original date of issuance. Parent's obligations under the Searchlight Note are not guaranteed by GCI or any of its other subsidiaries. The Securityholder Agreement provides for certain customary restrictions on the transfer of the Searchlight Note and the SARs. For a description of the terms of the Searchlight Investment, see GCI's Current Reports on Form 8-K filed with the SEC on December 10, 2014 and February 3, 2015. We utilized a portion of the proceeds of the Searchlight Note to fund the Wireless Acquisition.

        Tender Offer.    On March 24, 2015, we commenced a cash tender offer (the "Tender Offer") for any and all of the $425 million aggregate principal amount of our $425 million aggregate principal amount of outstanding 8.625% Senior Notes due 2019 (the "2019 Notes"). On April 1, 2015, we

completed the Tender Offer by purchasing approximately $334.5 million of 2019 Notes that were validly tendered (and not withdrawn) in the Tender Offer. In accordance with the indenture governing the 2019 Notes, GCI has issued an irrevocable notice of redemption with respect to all outstanding 2019 Notes that were not tendered in the Tender Offer. The redemption date is May 1, 2015. We intend to use the net proceeds from the sale of the Old Notes to provide the total amount of funds required to purchase the 2019 Notes, to pay fees and expenses related to the Tender Offer and to pay for the 2019 Notes that we redeem.

Our Organization

        The chart below depicts our organizational structure and reflects our principal subsidiaries (all ownership is 100% unless otherwise indicated).

Address and Telephone Number

        Our principal executive office is located at 2550 Denali Street, Suite 1000, Anchorage, Alaska 99503-2781, and our telephone number is (907) 868-5600. Our website is http://www.gci.com. Information on our website is not incorporated into or otherwise a part of this Prospectus.

Additional Information

        For additional information about us and our business, please see our Annual Report on Form 10-K for the year ended December 31, 2014, as filed with the United States Securities and Exchange Commission (the "SEC" or the "Commission") and the section entitled "Where You Can Find More Information" of this Prospectus.

 The Exchange Offer

        On April 1, 2015, GCI, Inc. issued $450,000,000 principal amount of 6.875% Senior Notes due 2025, the Old Notes to which the exchange offer applies, to the initial purchasers in reliance on an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws. In connection with the initial purchasers' purchase of the Old Notes, we agreed to commence the exchange offer within a certain time period following the initial offering of the Old Notes.

Registration Rights Agreement	GCI, Inc. sold the Old Notes on April 1, 2015 to the initial purchasers of the Old Notes. Simultaneously with the sale of the Old Notes, GCI, Inc. entered into a registration rights agreement which provides for the exchange offer.

You may exchange your Old Notes for New Notes, which have substantially identical terms. The exchange offer satisfies your rights under the registration rights agreement. After the exchange offer is over, you will not be entitled to any registration rights with respect to your Old Notes.

The Exchange Offer

GCI, Inc. is offering new 6.875% Senior Notes due 2025, the New Notes to which this exchange offer applies, all of which New Notes will have been registered under the Securities Act, in exchange for your Old Notes.

To exchange your Old Notes, you must properly tender them, and we must accept them. We will exchange all Old Notes that you validly tender and do not validly withdraw. We will issue registered New Notes promptly after the expiration of the exchange offer.

Resale of New Notes

We believe that, if you are not a broker-dealer, you may offer for resale, resell or otherwise transfer the New Notes without complying with the registration and prospectus delivery requirements of the Securities Act if you:

• acquire the New Notes in the ordinary course of your business and the ordinary course of business of the beneficial owner of such New Notes;
• are not engaged in, do not intend to engage in and have no arrangement or understanding with any person to participate in a "distribution" of the New Notes; and
• are not an "affiliate" of GCI within the meaning of Rule 405 of the Securities Act.

If any of these conditions is not satisfied and you transfer any New Notes issued to you in the exchange offer without delivering a proper prospectus or without qualifying for a registration exemption, you may incur liability under the Securities Act. Moreover, our belief that transfers of New Notes would be permitted without registration or prospectus delivery under the conditions described above is based on SEC interpretations given to other unrelated issuers in similar exchange offers. We cannot assure you that the SEC would make a similar interpretation with respect to our exchange offer. We will not be responsible for or indemnify you against any liability you may incur under the Securities Act.

Any broker-dealer that acquires New Notes for its own account in exchange for Old Notes must represent that the Old Notes to be exchanged for the New Notes were acquired by it as a result of market-making activities or other trading activities and acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any offer to resell, resale or other retransfer of the New Notes. However, by so acknowledging and by delivering a prospectus, such participating broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. During the period ending 90 days after the consummation of the exchange offer, subject to extension in limited circumstances, a participating broker-dealer may use this Prospectus for an offer to sell, a resale or other retransfer of New Notes received in exchange for Old Notes which it acquired through market-making activities or other trading activities.

Expiration Date

The exchange offer will expire at 5:00 p.m., New York City time, on May 19, 2015, unless we extend the expiration date. We will not extend the expiration date beyond 45 days from the date of this Prospectus.

Withdrawal

You may withdraw your tender of Old Notes under the exchange offer at any time before the exchange offer expires. Any withdrawal must be in accordance with the procedures described in "The Exchange Offer—Withdrawal Rights."

Procedures for Tendering Old Notes	Each holder of Old Notes that wishes to accept the exchange offer must either:

•

complete, sign and date the accompanying letter of transmittal or a facsimile copy of the letter of transmittal, have the signatures on the letter of transmittal guaranteed, if required, and deliver the letter of transmittal, together with any other required documents (including the Old Notes), to the exchange agent; or

•

if Old Notes are tendered pursuant to book-entry procedures, the tendering holder must deliver a completed and duly executed letter of transmittal or arrange with the Depository Trust Company ("DTC") to cause an agent's message to be transmitted with the required information (including a book-entry confirmation) to the exchange agent; or

• comply with the procedures set forth below under "—Guaranteed Delivery."
Holders of Old Notes that tender Old Notes in the exchange offer must represent that the following are true:
• the holder is acquiring the New Notes in the ordinary course of business of both the Holder and any beneficial owner of the New Notes;
• the holder is not engaged in, does not intend to engage in and has no arrangement or understanding with any person to participate in a "distribution" of the New Notes; and
• the holder is not an "affiliate" of GCI within the meaning of Rule 405 of the Securities Act.

Do not send letters of transmittal, certificates representing Old Notes or other documents to us or DTC. Send these documents only to the exchange agent at the appropriate address given in this Prospectus and in the letter of transmittal.

Special Procedures for Tenders by Beneficial Owners of Old Notes	If:
• you beneficially own Old Notes;
• those notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee; and
• you wish to tender your Old Notes in the exchange offer;

please contact the registered holder as soon as possible and instruct it to tender your Old Notes on your behalf and comply with the instructions set forth in this Prospectus and the letter of transmittal.

Guaranteed Delivery

If you hold Old Notes in certificated form or if you own Old Notes in the form of a book-entry interest in a global note deposited with the trustee, as custodian for DTC, and you wish to tender those Old Notes but

• your Old Notes are not immediately available;
• time will not permit you to deliver the required documents to the exchange agent by the expiration date; or
• you cannot complete the procedure for book-entry transfer on time;

you may tender your Old Notes pursuant to the procedures described in "The Exchange Offer—Procedures for Tendering Old Notes—Guaranteed Delivery."
Consequences of Not Exchanging Old Notes

If you do not tender your Old Notes or we reject your tender, your Old Notes will remain outstanding and will be entitled to the benefits of the indenture governing the Old Notes (which will also govern the New Notes). Under such circumstances, you would not be entitled to any further registration rights under the registration rights agreement, except under limited circumstances. Existing transfer restrictions would continue to apply to the Old Notes.

We could reject your tender of Old Notes if you tender them in a manner that does not comply with the instructions provided in this Prospectus and the accompanying letter of transmittal.
Appraisal or Dissenters' Rights	You do not have any appraisal or dissenters' rights in connection with the exchange offer.
Material United States Federal Income Tax Consequences	Your exchange of Old Notes for New Notes will not be treated as a taxable event for United States federal income tax purposes. See "Material United States Federal Income Tax Consequences."
Conditions; Regulatory Approvals

The exchange offer is subject to the conditions that it not violate applicable law or any SEC policy. In addition, the exchange offer is conditioned on the tender of the Old Notes to us by the holders in accordance with the exchange offer. Except as set forth in the previous two sentences, there are no federal or state regulatory requirements with which we must comply and there are no approvals that we must obtain in connection with the exchange offer.

Use of Proceeds

We will not receive any proceeds from the exchange offer or the issuance of the New Notes. The net proceeds from the issuance of the Old Notes were used for the purchase of 2019 Notes in the Tender Offer and/or to redeem any and all 2019 Notes that were not accepted and paid for in the Tender Offer and to pay related expenses. See "—Recent Developments—Tender Offer".

Acceptance of Old Notes and Delivery of New Notes

We will accept for exchange any and all Old Notes properly tendered prior to the expiration of the exchange offer. We will complete the exchange offer and issue the New Notes promptly after the expiration date.

Exchange Agent

MUFG Union Bank, N.A. is serving as exchange agent for the exchange offer. The address and telephone number of the exchange agent are provided in this Prospectus under "The Exchange Offer—Exchange Agent" and in the letter of transmittal.

 The New Notes

        The form and terms of the New Notes will be identical in all material respects to the form and terms of the Old Notes, except that the New Notes:

  •
  will have been registered under the Securities Act;

  •
  will not bear restrictive legends restricting their transfer under the Securities Act;

  •
  will not entitle holders to the registration rights that apply to the Old Notes; and

  •
  will not contain provisions relating to an increase in the interest rate borne by the Old Notes under circumstances related to the timing of the exchange offer.

        The New Notes represent the same debt as the Old Notes and are governed by the same indenture, which is governed by New York law.

 The Offering

        The summary below describes the principal terms of the New Notes. Certain of the terms and conditions described below are subject to important limitations and exceptions. The "Description of the New Notes" section of this Prospectus contains a more detailed description of the terms and conditions of the New Notes.

Issuer	GCI, Inc., an Alaska corporation.
Securities Offered	$450.0 million aggregate principal amount of 6.875% senior notes due 2025.
Maturity	The New Notes will mature on April 15, 2025.
Interest Rate	6.875% per annum.
Interest Payment Dates	Interest will be payable, entirely in cash, semi-annually, in arrears, on April 15 and October 15 of each year, beginning on October 15, 2015. Interest will accrue from April 1, 2015.
Ranking	The New Notes will be the Issuer's senior obligations and will rank:
• pari passu in right of payment with all of the Issuer's existing and future senior indebtedness; and
• senior to all of the Issuer's existing and future subordinated indebtedness.

The New Notes also will be effectively subordinated to all of the Issuer's existing and future secured obligations to the extent of the value of the assets securing such obligations. None of the Issuer's subsidiaries will guarantee the New Notes and the New Notes will be structurally subordinated to all of the liabilities of the Issuer's subsidiaries. See "Description of Other Indebtedness."

As of December 31, 2014, on a pro forma basis after giving effect to the offering of Old Notes and the use of the net proceeds therefrom and giving effect to the new $275 million term B loan under the Secured Credit Facility (see "—Recent Developments—Amended Secured Credit Facility" above), (i) GCI, Inc. would have had $775.0 million of indebtedness outstanding, none of which would have been secured and all of which would have ranked equally in right of payment with the New Notes and (ii) GCI, Inc.'s subsidiaries would have had approximately $640.3 million of total indebtedness (of which, $554.0 million was comprised of borrowings under the Secured Credit Facility) and approximately $561.3 million of total liabilities outstanding, including trade payables but excluding intercompany obligations, all of which would have ranked structurally senior to the New Notes.

Optional Redemption

We may redeem some or all of the New Notes at any time on or after April 15, 2020 at the redemption prices set forth in "Description of the New Notes—Optional Redemption." We may also redeem up to 40% of the aggregate principal amount of the New Notes using the proceeds from certain equity offerings completed before April 15, 2018. In addition, prior to April 15, 2020, we may redeem the New Notes, in whole or in part, at a redemption price equal to 100% of the principal amount of the New Notes," plus accrued and unpaid interest, if any, to, but excluding, the applicable redemption date plus the applicable "make-whole" premium set forth in "Description of the New Notes."

Mandatory Offer to Purchase; Asset Sales

If a Change of Control (as defined in "Description of the New Notes") occurs, the Issuer must give holders of the New Notes an opportunity to sell all or part of their New Notes at a purchase price of 101% of the principal amount of such New Notes, plus accrued and unpaid interest, if any, to, but excluding, the date of repurchase. See "Description of the New Notes—Change of Control."

If the Issuer or certain of its subsidiaries sell assets under certain circumstances, the Issuer will be required to make an offer to purchase a portion of the New Notes at their face amount, plus accrued and unpaid interest, if any, to, but excluding, the date of repurchase. See "Description of the New Notes—Certain Covenants—Limitation on Asset Sales."

Certain Covenants	The indenture governing the New Notes will restrict the ability of the Issuer and its restricted subsidiaries to, among other things:
• incur additional indebtedness or issue certain preferred equity;
• pay dividends on, repurchase, or make distributions in respect of our or their capital stock, prepay, redeem, or repurchase certain debt or make other restricted payments;
• make certain investments;
• create liens;
• enter into agreements restricting our subsidiaries' ability to pay dividends; and
• consolidate, merge, sell, or otherwise dispose of all or substantially all of our or their assets.
These covenants are also subject to a number of important limitations and exceptions. See "Description of the New Notes—Certain Covenants."

During the time, if any, that the New Notes are rated investment grade by both Standard & Poor's Ratings Services and Moody's Investors Service, Inc. and certain other conditions are met, many of the restrictive covenants contained in the indenture governing the New Notes will cease to be in effect. See "Description of the New Notes—Certain Covenants."

No Prior Market; No Listing

The New Notes will be new securities for which there is currently no market, and the New Notes will not be listed on any securities exchange or quoted on any quotation system. Although the initial purchasers have informed us that they intend to make a market in the New Notes, they are not obligated to do so and may discontinue market-making at any time without notice. Accordingly, we cannot assure you that a liquid market for the New Notes will develop or be maintained.

Form and Denomination

The New Notes will be issued in book-entry form only and registered in the name of DTC or its nominee. The New Notes will be issuable in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof.

Use of Proceeds

We intend to use the net proceeds of this offering to fund the Tender Offer for and redemption of all of our outstanding 2019 Notes and to pay fees and expenses related to the issuance of the Old Notes and the tender offer for and redemption of the 2019 Notes. See "Use of Proceeds" and "—Recent Developments—Tender Offer."

Risk Factors

See "Risk Factors" beginning on page 16 and the other information contained in this Prospectus for a discussion of factors you should carefully consider prior to making an investment decision regarding the New Notes.

Issuer	GCI, Inc., an Alaska corporation.
Securities Offered	$450.0 million aggregate principal amount of 6.875% senior notes due 2025.
Maturity	The New Notes will mature on April 15, 2025.

 SELECTED FINANCIAL DATA

        The following tables present selected historical information relating to the financial condition and results of operations of GCI, Inc. over the past five years.

	Years Ended December 31,
	2014	2013	2012	2011	2010
(Amounts in thousands)
Revenues	$910,198	811,648	710,181	679,381	651,250
Income before income taxes	$69,273	42,684	21,250	12,891	17,858
Net income	$59,244	31,727	9,162	5,486	8,610
Net income (loss) attributable to non-controlling interest	$51,687	22,321	(511)	(238)	—
Net income attributable to GCI, Inc. common stockholder	$7,557	9,406	9,673	5,724	8,610
Total assets	$2,058,498	2,011,807	1,502,616	1,444,663	1,350,467
Long-term debt, including current portion and net of unamortized discount	$1,036,678	1,047,980	877,051	861,272	781,717
Obligations under capital leases, including current portion	$76,456	74,605	80,612	86,054	91,165
Total GCI, Inc. stockholders' equity	$167,356	157,144	153,272	155,682	199,099
Dividends declared per common share	$—	—	—	—	—

        The following table presents our ratio of earnings to fixed charges for the periods presented.

Ratio of Earnings to Fixed Charges

	Years Ended December 31,
	2014	2013	2012	2011	2010
(Amounts in thousands)
Fixed Charges
Interest expensed and capitalized	76,136	74,317	71,126	71,945	71,429
Interest within rental expense	22,715	24,945	21,289	21,780	19,988

Total Fixed Charges	98,851	99,262	92,415	93,725	91,417
Earnings
Add:
Pretax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	70,741	43,034	21,248	13,188	18,443
Fixed charges	98,851	99,262	92,415	93,725	91,417
Amortization of capitalized interest	2,169	1,874	1,502	1,228	1,143
Distributed income of equity investees	49	459	—	—	—
Subtract:
Interest capitalized	3,640	4,592	3,379	3,687	1,100

Total Earnings	168,170	140,037	111,786	104,454	109,903

Ratio of Earnings to Fixed Charges	1.70	1.41	1.21	1.11	1.20

        The Selected Financial Data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained elsewhere in this Prospectus.

RISK FACTORS

        You should carefully consider the risk factors described below, together with all of the other information included or incorporated by reference in this Prospectus, before you decide to exchange your Old Notes for New Notes offered by this Prospectus. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business operations. Any of the following risks could materially and adversely affect our business, financial position, results of operations or liquidity.

Risks Related to Our Business

We face competition that may reduce our market share and harm our financial performance.

        There is substantial competition in the telecommunications and entertainment industries. Through mergers and various service integration strategies, major providers are striving to provide integrated communications services offerings within and across geographic markets. We face increased wireless services competition from national carriers in the Alaska market and increasing video services competition from DBS providers.

        We expect competition to increase as a result of the rapid development of new technologies, services and products. We cannot predict which of many possible future technologies, products or services will be important to maintain our competitive position or what expenditures will be required to develop and provide these technologies, products or services. Our ability to compete successfully will depend on marketing and on our ability to anticipate and respond to various competitive factors affecting the industry, including new services that may be introduced, changes in consumer preferences, economic conditions and pricing strategies by competitors. To the extent we do not keep pace with technological advances or fail to timely respond to changes in competitive factors in our industry and in our markets, we could lose market share or experience a decline in our revenue and net income. Competitive conditions create a risk of market share loss and the risk that customers shift to less profitable lower margin services. Competitive pressures also create challenges for our ability to grow new businesses or introduce new services successfully and execute our business plan. We also face the risk of potential price cuts by our competitors that could materially adversely affect our market share and gross margins.

        For more information about competition by segment, see the section herein titled "Competition" included in "Business—Description of our Business by Reportable Segment".

If we experience low or negative rates of subscriber acquisition or high rates of turnover, our financial performance will be impaired.

        We are in the business of selling communications and entertainment services to subscribers, and our economic success is based on our ability to retain current subscribers and attract new subscribers. If we are unable to retain and attract subscribers, our financial performance will be impaired. Our rates of subscriber acquisition and turnover are affected by a number of competitive factors including the size of our service areas, network performance and reliability issues, our device and service offerings, subscribers' perceptions of our services, and customer care quality. Managing these factors and subscribers' expectations is essential in attracting and retaining subscribers. Although we have implemented programs to attract new subscribers and address subscriber turnover, we cannot assure you that these programs or our strategies to address subscriber acquisition and turnover will be successful. A high rate of turnover or low or negative rate of new subscriber acquisition would reduce revenues and increase the total marketing expenditures required to attract the minimum number of subscribers required to sustain our business plan which, in turn, could have a material adverse effect on our business, financial condition and results of operations.

We may be unable to obtain or maintain the roaming services we need from other carriers to remain competitive.

        AT&T Wireless and Verizon have national networks which enable them to offer automatic roaming services to their subscribers at a lower cost than we can offer. The networks we operate do not, by themselves, provide national coverage and we must pay fees to other carriers who provide roaming services to us. We currently rely on roaming agreements with several carriers for the majority of our roaming services. We believe that the rates charged to us by some of these carriers may be higher than the rates they charge to certain other roaming partners.

        The Federal Communications Commission ("FCC") has adopted rules requiring commercial mobile radio service providers to provide automatic roaming, upon request, for voice and SMS text messaging services on just, reasonable and non-discriminatory terms. The FCC has also adopted rules generally requiring carriers to offer data roaming services. The rules do not provide or mandate any specific mechanism for determining the reasonableness of roaming rates for voice, SMS text messaging or data services and require that roaming complaints be resolved on a case-by-case basis, based on a non-exclusive list of factors that can be taken into account in determining the reasonableness of particular conduct or rates. If we were to lose the benefit of one or more key roaming or wholesale agreements unexpectedly, we may be unable to obtain similar replacement agreements and as a result may be unable to continue providing nationwide voice and data roaming services for our customers or may be unable to provide such services on a cost-effective basis. Our inability to obtain new or replacement roaming services on a cost-effective basis may limit our ability to compete effectively for wireless customers, which may increase our turnover and decrease our revenues, which in turn could materially adversely affect our business, financial condition and results of operations.

We may not be able to successfully manage the integration of the acquired subscriber base or we may be unable to realize the anticipated synergies resulting from the Wireless Acquisition.

        Our business may be negatively impacted following the Wireless Acquisition if we are unable to effectively integrate the approximately 87,000 new wireless subscribers or recognize the expected synergies. Integration planning prior to the Wireless Acquisition and the implementation of our integration plans following the Wireless Acquisition will require significant time and focus from management and may divert attention from the day-to-day operations of our other businesses. Additionally, consummation of the Wireless Acquisition could disrupt current plans and operations, which could delay the achievement of our strategic objectives. Integration difficulties could have an adverse effect on our business, financial condition, results of operations or cash flows.

We may be unable to realize the anticipated cost savings from the Wireless Acquisition or may incur additional and/or unexpected costs in order to realize them. Significant costs have been incurred in connection with the Wireless Acquisition and are expected to be incurred in connection with the integration, including legal, accounting, financial advisory and other costs.

        There can be no assurance that we will realize the anticipated cost savings from the Wireless Acquisition in the anticipated amounts or within the anticipated timeframes or cost expectations or at all. We are implementing a series of cost savings initiatives that, as described above under "Summary—Recent Developments," we expect to result in recurring, annual cost savings. We expect to incur one-time, non-recurring costs to achieve such synergies.

        These or any other cost savings that we realize may differ materially from our estimates. We cannot provide assurances that these anticipated savings will be achieved or that our programs and improvements will be completed as anticipated or at all. In addition, any cost savings that we realize may be offset, in whole or in part, by reductions in revenues or through increases in other expenses.

        We expect to incur significant one-time, non-recurring costs to achieve the anticipated synergies in connection with the Wireless Acquisition. In addition, we expect to incur significant transaction fees and other costs related to the Wireless Acquisition. Additional unanticipated costs may be incurred as we integrate our new wireless subscribers. Failure to realize the expected costs savings and operating synergies and recognition of non-recurring costs related to the Wireless Acquisition could result in increased costs and have an adverse effect on our financial condition, results of operations or cash flows.

Our business is subject to extensive governmental legislation and regulation. Applicable legislation and regulations and changes to them could adversely affect our business, financial position, results of operations or liquidity.

        Wireless Services.    The licensing, construction, operation, sale and interconnection arrangements of wireless communications systems are regulated by the FCC and, depending on the jurisdiction, state and local regulatory agencies. In particular, the FCC imposes significant regulation on licensees of wireless spectrum with respect to:

  •
  How radio spectrum is used by licensees;

  •
  The nature of the services that licensees may offer and how such services may be offered; and

  •
  Resolution of issues of interference between spectrum bands.

        Although the Communications Act of 1934, as amended, preempts state and local regulation of market entry and the rates charged by commercial mobile radio service providers, states may exercise authority over such things as certain billing practices and consumer-related issues. These regulations could increase the costs of our wireless operations. The FCC grants wireless licenses for terms of generally ten years that are subject to renewal and revocation. FCC rules require all wireless licensees to meet certain build-out requirements and substantially comply with applicable FCC rules and policies and the Communications Act of 1934, as amended, in order to retain their licenses. Failure to comply with FCC requirements in a given license area could result in revocation of the license for that license area. There is no guarantee that our licenses will be renewed.

        Commercial mobile radio service providers must implement E911 capabilities in accordance with FCC rules. While we believe that we are currently in compliance with such FCC rules, the failure to deploy E911 service consistent with FCC requirements could subject us to significant fines.

        The FCC, together with the Federal Aviation Administration, also regulates tower marking and lighting. In addition, tower construction is affected by federal, state and local statutes addressing zoning, environmental protection and historic preservation. The FCC requires local notice in any community in which it is seeking FCC Antenna Structure Registration to build a tower. Local notice provides members of the community with an opportunity to comment on or challenge the tower construction for environmental reasons. This rule change could cause delay for certain tower construction projects.

        Internet Services.    On February 26, 2015, the FCC adopted an order reclassifying Internet service as a telecommunications service under Title II of the Communications Act. The order prohibits broadband providers from blocking or throttling most lawful public Internet traffic, and from engaging in paid prioritization of that traffic. The order also strengthens its transparency rules, which require accurate and truthful service disclosures, sufficient for consumers to make informed choices, for example, about speed, price and fees, latency, and network management practices. The order allows broadband providers to engage in reasonable network management, including using techniques to address traffic congestion. The new rules apply equally to wired and wireless broadband services. The order refrains from imposing rate regulation or tariff requirements on broadband services.

        We cannot predict how the FCC will interpret or apply its new rules. In addition, although the FCC forbore from many of the provisions of Title II, we cannot predict how the FCC will interpret or apply the statutory provisions and regulations from which it did not forbear. It is possible that the FCC could interpret or apply its new rules or "Title II" statutory provisions or regulations in a way that has a material adverse effect on our business, financial position, results of operations, or liquidity. There also is a risk class action lawsuits arising under the provisions of Title II from which the FCC did not forbear could have similar negative impacts.

        Proposals have been made before Congress to mandate Open Internet regulation that could supplement or supplant in whole or part the FCC's new rules. We currently cannot predict whether any such legislation will be adopted nor what impacts are most likely.

        Video Services.    The cable television industry is subject to extensive regulation at various levels, and many aspects of such regulation are currently the subject of judicial proceedings and administrative or legislative proposals. The law permits certified local franchising authorities to order refunds of rates paid in the previous 12-month period determined to be in excess of the reasonable rates. It is possible that rate reductions or refunds of previously collected fees may be required of us in the future. Currently, pursuant to Alaska law, the basic video rates in Juneau are the only rates in Alaska subject to regulation by the local franchising authority; the basic rates in Juneau were reviewed and approved by the Regulatory Commission of Alaska in July 2010.

        Other existing federal regulations, currently the subject of judicial, legislative, and administrative review, could change, in varying degrees, the manner in which video systems operate. Neither the outcome of these proceedings nor their impact upon the cable television industry in general, or on our activities and prospects in the cable television business in particular, can be predicted at this time. There can be no assurance that future regulatory actions taken by Congress, the FCC or other federal, state or local government authorities will not have a material adverse effect on our business, financial position, results of operations or liquidity.

        Local Access Services.    Our success in the local telephone market depends on our continued ability to obtain interconnection, access and related services from local exchange carriers on terms that are reasonable and that are based on the cost of providing these services. Our local telephone services business faces the risk of unfavorable changes in regulation or legislation or the introduction of new regulations. Our ability to provide service in the local telephone market depends on our negotiation or arbitration with local exchange carriers to allow interconnection to the carrier's existing local telephone network (in some Alaska markets at cost-based rates), to establish dialing parity, to obtain access to rights-of-way, to resell services offered by the local exchange carrier, and in some cases, to allow the purchase, at cost-based rates, of access to unbundled network elements. Future negotiations or arbitration proceedings with respect to new or existing markets could result in a change in our cost of serving these markets via the facilities of the incumbent local exchange carrier or via wholesale offerings.

        For more information about Regulations affecting our operations, see "Business—Regulation" herein.

Loss of our Eligible Telecommunications Carrier ("ETC") status would disqualify us for Universal Service Fund ("USF") support.

        The USF pays support to ETCs to support the provision of facilities-based wireline and wireless telephone service in high cost areas. If we were to lose our ETC status in any of the study areas where we are currently an authorized ETC, we would be ineligible to receive USF support for providing service in that area. Loss of our ETC status could have an adverse effect on our business, financial position, results of operations or liquidity.

Revenues and accounts receivable from USF support may be reduced or lost.

        We receive support from each of the various USF programs: high cost, low income, rural health care, and schools and libraries. This support was 19%, 18% and 18% of our revenue for the years ended December 31, 2014, 2013 and 2012, respectively. We had USF net receivables of $109.6 million and $124.3 million at December 31, 2014 and 2013, respectively. The programs are subject to change by regulatory actions taken by the FCC or legislative actions. Changes to any of the USF programs that we participate in could result in a material decrease in revenue and accounts receivable, which could have an adverse effect on our business, financial position, results of operations or liquidity.

        For more information, see "Business—Description of Our Business by Reportable Segment—Regulation—Wireless Services and Products—Universal Service" and "Business—Description of Our Business by Reportable Segment—Regulation—Wireline Voice Services and Products—Universal Service" herein.

Programming expenses for our video services are increasing, which could adversely affect our business.

        We expect programming expenses for our video services to continue to increase in the foreseeable future. The multichannel video provider industry has continued to experience an increase in the cost of programming, especially sports programming. In addition, as we add programming to our video services or if we choose to distribute existing programming to our customers through additional delivery platforms, we may incur increased programming expenses. If we are unable to raise our customers' rates or offset such programming cost increases through the sale of additional services, the increasing cost of programming could have an adverse impact on our business, financial condition, or results of operations. Moreover, as our contracts with content providers expire, there can be no assurance that they will be renewed on acceptable terms or that they will be renewed at all, in which case we may be unable to provide such content as part of our video services and our business could be adversely affected.

The decline in our Wireline segment voice services' results of operations, which include long-distance and local access services, may accelerate.

        We expect our Wireline voice services' results of operations, which include long-distance and local access services, will continue to decline. As competition from wireless carriers, such as ourselves, increases we expect our local access services and long-distance subscribers and revenues will continue to decline and the rate of decline may accelerate.

We may not be able to satisfy the requirements of our participation in a NMTC program for funding our TERRA-NW project.

        In 2011 and 2012 we entered into three separate arrangements under the NMTC program with US Bancorp to help fund various phases of our TERRA-NW project. In connection with the NMTC transactions we received proceeds which are restricted for use on TERRA-NW. The NMTCs are subject to 100% recapture of the tax credit for a period of seven years as provided in the Internal Revenue Code. We are required to be in compliance with various regulations and contractual provisions that apply to the NMTC arrangements. We have agreed to indemnify US Bancorp for any loss or recapture of its $56.0 million in NMTCs until such time as our obligation to deliver tax benefits is relieved in December 2019. Non-compliance with applicable requirements could result in projected tax benefits not being realized by US Bancorp and could have an adverse effect on our financial position, results of operations or liquidity.

Failure to complete development, testing and deployment of a new technology that supports new services could affect our ability to compete in the industry. In addition, the technology we use may place us at a competitive disadvantage.

        We develop, test and deploy various new technologies and support systems intended to enhance our competitiveness by both supporting new services and features and reducing the costs associated with providing those services or features. Successful development and implementation of technology upgrades depend, in part, on the willingness of third parties to develop new applications in a timely manner. We may not successfully complete the development and rollout of new technology and related features or services in a timely manner, and they may not be widely accepted by our customers or may not be profitable, in which case we could not recover our investment in the technology. Deployment of technology supporting new service offerings may also adversely affect the performance or reliability of our networks with respect to both the new and existing services. Any resulting customer dissatisfaction could affect our ability to retain customers and may have an adverse effect on our financial position, results of operations, or liquidity. In addition to introducing new technologies and offerings, we must phase out outdated and unprofitable technologies and services. If we are unable to do so on a cost-effective basis, we could experience reduced profits.

Unfavorable general economic conditions could have a material adverse effect on our financial position, results of operations and liquidity.

        Unfavorable general economic conditions could negatively affect our business including our financial position, results of operations, or liquidity, as well as our ability to service debt, pay other obligations and enhance shareholder returns. While it is often difficult for us to predict the impact of general economic conditions on our business, these conditions could adversely affect the affordability of and demand for some of our products and services and could cause customers to shift to lower priced products and services or to delay or forgo purchases of our products and services. One or more of these circumstances could cause our revenue to decline. Also, our customers may not be able to obtain adequate access to credit, which could affect their ability to make timely payments to us. If that were to occur, we could be required to increase our allowance for doubtful accounts, and the number of days outstanding for our accounts receivable could increase.

Our business is geographically concentrated in Alaska. Any deterioration in the economic conditions in Alaska could have a material adverse effect on our financial position, results of operations and liquidity.

        We offer wireless and wireline telecommunication services and video services to customers primarily throughout Alaska. Because of this geographic concentration, growth of our business and operations depends upon economic conditions in Alaska. The economy of Alaska is dependent upon natural resource industries, and in particular oil exploration, development and production, as well as government spending, investment earnings and tourism. The government spending is comprised of state government and United States military spending. Any deterioration in these markets, such as a long-term decrease in oil prices, or the occurrence of a single disruptive event, such as a shut-down of the TransAlaska Pipeline System, could have an adverse impact on the demand for our products and services and on our results of operations and financial condition.

        Additionally, the customer base in Alaska is limited and we have already achieved significant market penetration with respect to our service offerings in Anchorage and other locations in Alaska. We may not be able to continue to increase our market share of the existing markets for our services, and no assurance can be given that the Alaskan economy will continue to grow and increase the size of the markets we serve or increase the demand for the services we offer. As a result, the best opportunities for expanding our business may arise in other geographic areas such as the lower 49 states. There can be no assurance that we will find attractive opportunities to grow our businesses outside of Alaska or that we will have the necessary expertise to take advantage of such opportunities.

The markets in Alaska for wireless and wireline communications and video services are unique and distinct within the United States due to Alaska's large geographical size, its sparse population located in a limited number of clusters, and its distance from the rest of the United States. The expertise we have developed in operating our businesses in Alaska may not provide us with the necessary expertise to successfully enter other geographic markets.

Natural disasters or terrorist attacks could have an adverse effect on our business.

        Our technical infrastructure (including our communications network infrastructure and ancillary functions supporting our network such as service activation, billing and customer care) is vulnerable to damage or interruption from technology failures, power surges or outages, natural disasters, fires, human error, terrorism, intentional wrongdoing or similar events. As a communications provider, there is an increased risk that our technological infrastructure may be targeted in connection with terrorism or cyber-attacks, either as a primary target, or as a means of facilitating additional attacks on other targets. In addition, earthquakes, floods, fires and other unforeseen natural disasters or events could materially disrupt our business operations or our provision of service in one or more markets. Costs we incur to restore, repair or replace our network or technical infrastructure, as well as costs associated with detecting, monitoring or reducing the incidence of unauthorized use, may be substantial and increase our cost of providing service. Any failure in or interruption of systems that we or third parties maintain to support ancillary functions, such as billing, point of sale, inventory management, customer care and financial reporting, could materially impact our ability to timely and accurately record, process and report information important to our business. If any of the above events were to occur, we could experience higher churn, reduced revenues and increased costs, any of which could harm our reputation and have a material adverse effect on our business, financial condition or results of operations.

        Additionally, our insurance may not be adequate to cover the costs associated with a natural disaster or terrorist attack.

Cyber attacks or other network disruptions could have an adverse effect on our business.

        Cyber-attacks on our technological infrastructure or breaches of network information technology may cause equipment failures, disruption of our operations, and potentially unauthorized access to confidential customer data. Cyber-attacks, which include the use of malware, computer viruses, and other means for service disruption or unauthorized access to confidential customer data, have increased in frequency, scope, and potential harm for businesses in recent years. It is possible for such cyber-attacks to go undetected for a long period of time, increasing the potential harm to our subscribers, our assets, and our reputation.

        To date, we have not been subject to cyber-attacks or network disruptions that, individually or in the aggregate, have been material to our operations or financial condition. Nevertheless, we engage in a variety of preventive measures at an increased cost to us, in order to reduce the risk of cyber-attacks and safeguard our infrastructure and confidential customer information. Such measures include, but are not limited to, the following industry best practices: application whitelisting, anti-malware, message and spam filtering, encryption, advanced firewalls, threat detection and URL filtering. Despite these preventive actions, our efforts may be insufficient to repel a major cyber-attack or network disruption in the future.

        Some of the most significant risks to our information technology systems, networks, and infrastructure include:

  •
  Disruptions, damage, or unauthorized access beyond our control, including disruptions or damage, or unauthorized access caused by criminal or terrorist activities, theft, natural disasters, power surges, or equipment failure;

  •
  Human error;

  •
  Viruses, malware, worms, software defects, Trojan horses, unsolicited mass advertising, denial of service and other malicious or abusive attacks by third parties, including cyber attacks or other breaches of network or information technology security; and

  •
  Unauthorized access to our information technology, billing, customer care, and provisioning systems and networks and those of our vendors and other providers.

        If "hackers" or cyber thieves gain improper access to our technology systems, networks, or infrastructure, they may be able to access, steal, publish, delete, misappropriate, or modify confidential customer data. Moreover, additional harm to customers could be perpetrated by third parties who are given access to the confidential customer data. Relatedly, a network disruption (including one resulting from a cyber attack) could cause an interruption or degradation of service as well as permit access, theft, publishing, deletion, misappropriation, or modification to or of confidential customer data. Due to the evolving techniques used in cyber attacks to disrupt or gain unauthorized access to technology networks, we may not be able to anticipate or prevent such disruption or unauthorized access.

        The costs imposed on us as a result of a cyber attack or network disruption could be significant. Among others, such costs could include increased expenditures on cyber security measures, lost revenues from business interruption, litigation, fines, sanctions, and damage to the public's perception regarding our ability to provide a secure service. Currently, we are not fully compliant with the latest PCI-DSS (Payment Card Industry—Data Security Standard) standard, and may face increased liability until full compliance is achieved. As a result, a cyber attack or network disruption could have a material adverse effect on our business, financial condition, and operating results.

Prolonged service interruptions or system failures could affect our business.

        We rely heavily on our network equipment, communications providers, data and software to support all of our functions. We rely on our networks and the networks of others for substantially all of our revenues. We are able to deliver services and serve our customers only to the extent that we can protect our network systems against damage from power or communication failures, computer viruses, natural disasters, unauthorized access and other disruptions. While we endeavor to provide for failures in the network by providing back-up systems and procedures, we cannot guarantee that these back-up systems and procedures will operate satisfactorily in an emergency. Disruption to our billing systems due to a failure of existing hardware and backup protocols could have an adverse effect on our revenue and cash flow. Should we experience a prolonged failure, it could seriously jeopardize our ability to continue operations. In particular, should a significant service interruption occur, our ongoing customers may choose a different provider, and our reputation may be damaged, reducing our attractiveness to new customers.

If failures occur in our undersea fiber optic cable systems or our TERRA facilities and its extensions, our ability to immediately restore the entirety of our service may be limited and we could incur significant costs, which could lead to a material adverse effect on our business, financial position, results of operations or liquidity.

        Our communications facilities include undersea fiber optic cable systems that carry a large portion of our traffic to and from the contiguous lower 48 states one of which provides an alternative geographically diverse backup communication facility to the other. Our facilities also include TERRA and its extensions, which are unringed, operating in a remote environment and are at times difficult to access for repairs. If a failure of both sides of the ring of our undersea fiber optic facilities or of our unringed TERRA facility and its extensions occurs and we are not able to secure alternative facilities, some of the communications services we offer to our customers could be interrupted which could have a material adverse effect on our business, financial position, results of operations or liquidity. Damage to an undersea fiber optic cable system or TERRA and its extensions could result in significant unplanned expense which could have a material adverse effect on our business, financial position, results of operations or liquidity.

If a failure occurs in our satellite communications systems, our ability to immediately restore the entirety of our service may be limited.

        Our communications facilities include satellite transponders that we use to serve many rural and remote Alaska locations. Each of our C-band and Ku- band satellite transponders is backed up using on-board transponder redundancy. In the event of a complete spacecraft failure the services are restored using capacity on other spacecraft that are held in reserve. If a failure of our satellite transponders occurs and we are not able to secure alternative facilities, some of the communications services we offer to our customers could be interrupted which could have a material adverse effect on our business, financial position, results of operations or liquidity.

We depend on a limited number of third-party vendors to supply communications equipment. If we do not obtain the necessary communications equipment, we will not be able to meet the needs of our customers.

        We depend on a limited number of third-party vendors to supply wireless, Internet, video and other telephony-related equipment. If our providers of this equipment are unable to timely supply the equipment necessary to meet our needs or provide them at an acceptable cost, we may not be able to satisfy demand for our services and competitors may fulfill this demand. Due to the unique characteristics of the Alaska communications markets (i.e., remote locations, rural, satellite-served, low density populations, and our leading edge services and products), in many situations we deploy and utilize specialized, advanced technology and equipment that may not have a large market or demand. Our vendors may not succeed in developing sufficient market penetration to sustain continuing production and may fail. Vendor bankruptcy, or acquisition without continuing product support by the acquiring company, may require us to replace technology before its otherwise useful end of life due to lack of on-going vendor support and product development.

        The suppliers and vendors on which we rely may also be subject to litigation with respect to technology on which we depend, including litigation involving claims of patent infringement. Such claims have been growing rapidly in the communications industry. We are unable to predict whether our business will be affected by any such litigation. We expect our dependence on key suppliers to continue as they develop and introduce more advanced generations of technology.

We do not have insurance to cover certain risks to which we are subject, which could lead to the occurrence of uninsured liabilities that adversely affect our financial position, results of operations or liquidity.

        As is typical in the communications industry, we are self-insured for damage or loss to certain of our transmission facilities, including our buried, undersea and above-ground fiber optic cable systems. If we become subject to substantial uninsured liabilities due to damage or loss to such facilities, our financial position, results of operations or liquidity may be adversely affected.

We will require a significant amount of cash to service our debt and to meet other obligations. Our ability to generate cash depends on many factors beyond our control. If we are unable to meet our future capital needs it may be necessary for us to curtail, delay or abandon our business growth plans. If we incur significant additional indebtedness to fund our plans, it could cause a decline in our credit rating and could increase our borrowing costs or limit our ability to raise additional capital.

        We will continue to require a significant amount of cash to satisfy our debt service requirements and to meet other obligations. Our ability to make payments on and to refinance our debt and to fund planned capital expenditures and acquisitions will depend on our ability to generate cash and to arrange additional financing in the future. These abilities are subject to, among other factors, our credit rating, our financial performance, general economic conditions, prevailing market conditions, the state of competition in our market, the outcome of certain legislative and regulatory issues and other factors that may be beyond our control. Our business may not generate sufficient cash flow from operations and future borrowings may not be available to us in an amount sufficient to enable us to pay our debt or to fund our other liquidity needs. We may need to refinance all or a portion of our debt on or before maturity. We may not be able to refinance any of our debt on commercially reasonable terms or at all.

Any significant impairment of our indefinite-lived intangible assets would lead to a decrease in our assets and a reduction in our net operating performance.

        We had $510.6 million of indefinite-lived intangible assets at December 31, 2014, consisting of cable certificates of $191.6 million, goodwill of $229.6 million, wireless licenses of $86.3 million and broadcast licenses of $3.1 million. Our cable certificates represent agreements with government entities to construct and operate a video business. Our wireless licenses are from the FCC and give us the right to provide wireless service within a certain geographical area. Our broadcast licenses represent permission to use a portion of the radio frequency spectrum in a given geographical area for broadcasting purposes. Goodwill represents the excess of cost over fair value of net assets acquired in connection with business acquisitions.

        If we make changes in our business strategy or if market or other conditions adversely affect our operations, we may be forced to record an impairment charge, which would lead to a decrease in our assets and a reduction in our net operating performance. Our indefinite-lived intangible assets are tested annually for impairment during the fourth quarter and at any time upon the occurrence of certain events or substantive changes in circumstances that indicate the assets might be impaired. If the testing performed indicates that impairment has occurred, we are required to record an impairment charge for the difference between the carrying value of the goodwill and/or the indefinite-lived intangible assets, as appropriate, and the fair value of the goodwill and/or indefinite-lived intangible assets, in the period in which the determination is made. The testing of goodwill and indefinite-lived intangible assets for impairment requires us to make significant estimates about our future performance and cash flows, as well as other assumptions. These estimates can be affected by numerous factors, including changes in economic, industry or market conditions, changes in underlying business operations, future operating performance, changes in competition, or changes in technologies. Any changes to key assumptions, or actual performance compared with those assumptions, about our business and its future prospects or other assumptions could affect the fair value, resulting in an impairment charge.

Our ability to use net operating loss carryforwards to reduce future tax payments could be negatively impacted if there is an "ownership change" as defined under Section 382 of the Internal Revenue Code.

        At December 31, 2014, we have tax net operating loss carryforwards of $320.3 million for U.S. federal income tax purposes and, under the Internal Revenue Code, we may carry forward these net operating losses in certain circumstances to offset any current and future taxable income and thus reduce our federal income tax liability, subject to certain requirements and restrictions. If Parent experiences an "ownership change," as defined in Section 382 of the Internal Revenue Code and related Treasury regulations at a time when its market capitalization is below a certain level, our ability to use the net operating loss carryforwards could be substantially limited. This limit could impact the timing of the usage of the net operating loss carryforwards, thus accelerating cash tax payments or causing net operating loss carryforwards to expire prior to their use, which could affect the ultimate realization of that deferred tax asset.

Concerns about health risks associated with wireless equipment may reduce the demand for our wireless services.

        Portable communications devices have been alleged to pose health risks, including cancer, due to radio frequency emissions from these devices. Purported class actions and other lawsuits have been filed from time to time against other wireless companies seeking not only damages but also remedies that could increase the cost of doing business. We cannot be sure of the outcome of any such cases or that the industry will not be adversely affected by litigation of this nature or public perception about health risks. The actual or perceived risk of mobile communications devices could adversely affect us through a reduction in subscribers. Further research and studies are ongoing, with no linkage between health risks and mobile phone use established to date by a credible public source. However, we cannot be sure that additional studies will not demonstrate a link between radio frequency emissions and health concerns.

A significant percentage of Parent's voting securities are owned by a small number of shareholders and these shareholders can control shareholder decisions on very important matters.

        As of December 31, 2014, the executive officers and directors of Parent and their affiliates owned 13% of Parent's combined outstanding Class A and Class B common stock, representing 23% of the combined voting power of that stock. These shareholders can significantly influence, if not control, our management policy and all fundamental corporate actions, including mergers, substantial acquisitions and dispositions, and election of directors to Parent's board of directors.

Risks Related to the New Notes, Our Indebtedness and the Exchange Offer

Our substantial indebtedness could adversely affect our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or our industry, expose us to interest rate risk to the extent of any variable rate debt, and prevent us from meeting our obligations under the New Notes.

        After completing the offering of Old Notes, we are highly leveraged. As of December 31, 2014, after giving pro forma effect to the offering of Old Notes and the use of proceeds therefrom and giving effect to the new $275 million term B loan under the Secured Credit Facility (see "Description of Other Indebtedness—Amended Secured Credit Facility"), our total indebtedness would have been approximately $1,415 million. We also would have had an additional $88.5 million available for borrowing under the Secured Credit Facility. Our high degree of leverage could have important consequences for you, including:

  •
  increasing our vulnerability to adverse economic, industry, or competitive developments;

  •
  requiring a substantial portion of our cash flows from operations to be dedicated to the payment of principal and interest on our indebtedness, therefore reducing our ability to use our cash flows to fund operations, capital expenditures, and future business opportunities;

  •
  exposing us to the risk of increased interest rates to the extent of any future borrowings, including borrowings under the Secured Credit Facility, at variable rates of interest;

  •
  making it more difficult for us to satisfy our obligations with respect to our indebtedness, including the Secured Credit Facility and the New Notes, and any failure to comply with the obligations of any of our debt instruments, including restrictive covenants and borrowing conditions, could result in an event of default under the indenture governing the New Notes and the agreements governing such other indebtedness;

  •
  restricting us from making strategic acquisitions or causing us to make non-strategic divestitures;

  •
  limiting our ability to obtain additional financing for working capital, capital expenditures, product and service development, debt service requirements, acquisitions, and general corporate or other purposes; and

  •
  limiting our flexibility in planning for, or reacting to, changes in our business or market conditions and placing us at a competitive disadvantage compared to our competitors who are less highly leveraged and who, therefore, may be able to take advantage of opportunities that our leverage may prevent us from exploiting.

Despite our high indebtedness level, we and our subsidiaries will still be able to incur substantial additional amounts of debt, including secured debt, which could further exacerbate the risks associated with our substantial indebtedness.

        We and our subsidiaries may be able to incur substantial additional indebtedness in the future. Although the indenture governing the 2021 Notes, the indenture governing the New Notes and the credit agreement that governs the Secured Credit Facility contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of significant qualifications and exceptions, and under certain circumstances, the amount of indebtedness that could be incurred in compliance with these restrictions could be substantial. As of December 31, 2014, on a pro forma basis after giving effect to the offering of Old Notes and the use of proceeds therefrom, we will have had approximately $88.5 million available for additional borrowing under the Secured Credit Facility. If new debt is added to our and our subsidiaries' existing debt levels, the related risks that we now face would increase. In addition, the indenture governing the 2021 Notes, the indenture governing the New Notes and the credit agreement that governs the Secured Credit Facility will not prevent us from incurring obligations that do not constitute prohibited indebtedness thereunder.

The New Notes will be structurally subordinated to the liabilities of the subsidiaries of the Issuer.

        The New Notes will not be guaranteed by any subsidiaries of the Issuer and will be structurally subordinated to all debt and other liabilities of the subsidiaries, including liabilities owed to trade creditors. Other than pursuant to any intercompany loans to its subsidiaries, the Issuer only has a shareholder's claim in the assets of its direct subsidiaries. In the event any of these subsidiaries becomes insolvent, liquidates or otherwise reorganizes, creditors of such subsidiaries, including trade creditors will generally be entitled to payment in full from the sale or other disposal of the assets of such subsidiaries before the Issuer, as direct or indirect shareholder, will be entitled to receive any distributions from such subsidiaries. As of December 31, 2014, on a pro forma basis after giving effect to the offering of Old Notes and the use of net proceeds therefrom and giving effect to the new $275 million term B loan under the Secured Credit Facility (see "Description of Other Indebtedness—Amended Secured Credit Facility"), the subsidiaries would have had $640.3 million of debt and approximately $836.3 million of liabilities, including trade payables but excluding intercompany obligations, all of which would have ranked structurally senior to the New Notes.

The terms of our debt impose, and will impose, restrictions on us that may affect our ability to successfully operate our business and our ability to make payments on the New Notes.

        The indenture governing the New Notes contains, and the indentures governing our 2019 Notes (until such 2019 Notes are redeemed with the proceeds of the offering of the Old Notes) and 2021 Notes and/or the credit agreements governing our Secured Credit Facility and other loans contain, various covenants that could materially and adversely affect our ability to finance our future operations or capital needs and to engage in other business activities that may be in our best interest.

        All of these covenants may restrict our ability to expand or to pursue our business strategies. Our ability to comply with these covenants may be affected by events beyond our control, such as prevailing economic conditions and changes in regulations, and if such events occur, we cannot be sure that we will be able to comply. A breach of these covenants could result in a default under the indenture governing the New Notes, the indentures governing our 2019 Notes or 2021 Notes and/or the Secured Credit Facility. If there were an event of default under the indenture governing the New Notes, the indentures governing the 2019 Notes or the 2021 Notes and/or the Secured Credit Facility, holders of such defaulted debt could cause all amounts borrowed under these instruments to be due and payable immediately. Additionally, if we fail to repay the debt under the Secured Credit Facility when it becomes due, the lenders under the Secured Credit Facility could proceed against certain of our assets and capital stock of our subsidiaries that we have pledged to them as security. Our assets or cash flow may not be sufficient to repay borrowings under our outstanding debt instruments in the event of a default thereunder.

Our debt agreements contain restrictions that will limit our flexibility in operating our business.

        The Secured Credit Facility and the indentures governing the 2021 Notes and the New Notes offered hereby contain various covenants that limit our ability to engage in specified types of transactions. These covenants limit our ability to, among other things:

  •
  incur additional indebtedness or issue certain preferred equity;

  •
  pay dividends on, repurchase, or make distributions in respect of our capital stock, prepay, redeem, or repurchase certain debt or make other restricted payments;

  •
  make certain investments;

  •
  create certain liens;

  •
  enter into agreements restricting our subsidiaries' ability to pay dividends to us;

  •
  consolidate, merge, sell, or otherwise dispose of all or substantially all of our assets; and

  •
  enter into certain transactions with our affiliates.

        In addition, the restrictive covenants in our Secured Credit Facility require us to maintain specified financial ratios and satisfy other financial condition tests. Our ability to meet those financial ratios and tests will depend on our ongoing financial and operating performance, which, in turn, will be subject to economic conditions and to financial, market, and competitive factors, many of which are beyond our control. A breach of any of these covenants could result in a default under one or more of these agreements, including as a result of cross default provisions and, in the case of the Secured Credit Facility, permit the lenders to cease making loans to us. Upon the occurrence of an event of default under the Secured Credit Facility, the lenders could elect to declare all amounts outstanding under the Secured Credit Facility to be immediately due and payable and terminate all commitments to extend further credit. Such action by the lenders could cause cross defaults under the indenture governing the New Notes. Please see the section entitled "Description of Other Indebtedness."

        Furthermore, if we were unable to repay the amounts due and payable under our Secured Credit Facility, the lenders under our Credit Facility could proceed against the collateral granted to them to secure our borrowings thereunder. We have pledged substantially all of our assets as collateral under our Secured Credit Facility. If the lenders under our Secured Credit Facility accelerate the repayment of borrowings, we cannot assure you that we will have sufficient assets to repay our Secured Credit Facility and our other indebtedness, including the New Notes, or will have the ability to borrow sufficient funds to refinance such indebtedness. Even if we were able to obtain new financing, it may not be on commercially reasonable terms, or terms that are acceptable to us. See "Description of Other Indebtedness."

When our Secured Credit Facility matures, we may not be able to refinance or replace it.

        The Secured Credit Facility has an earlier maturity date than that of the New Notes offered hereby. When the Secured Credit Facility matures, we will likely need to refinance it and may not be able to do so on favorable terms or at all. If we are able to refinance maturing indebtedness, the terms of any refinancing or alternate credit arrangements may contain terms and covenants that restrict our financial and operating flexibility.

Variable rate indebtedness subjects us to interest rate risk, which could cause our debt service obligations to increase significantly.

        Our borrowings under the Secured Credit Facility are at variable rates of interest and expose us to interest rate risk. If interest rates increase, our debt service obligations on the variable rate indebtedness could increase even though the amount borrowed remained the same, and our net income could decrease. The applicable margin with respect to the loan under the Secured Credit Facility will be a percentage per annum equal to a reference rate plus the applicable margin. See "Description of Other Indebtedness."

        In order to manage our exposure to interest rate risk, in the future we may enter into derivative financial instruments, typically interest rate swaps and caps, involving the exchange of floating for fixed rate interest payments. If we are unable to enter into interest rate swaps, it may adversely affect our cash flow and may impact our ability to make required principal and interest payments on our indebtedness.

We may not be able to generate sufficient cash to service all of our indebtedness, including the New Notes, and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.

        Our ability to make scheduled payments on or to refinance our debt obligations depends on our financial condition and operating performance, which is subject to prevailing economic and competitive conditions and to certain financial, business, and other factors beyond our control. We may not be able to maintain a level of cash flows from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness, including the New Notes.

        If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay investments and capital expenditures, or to sell assets, seek additional capital, or restructure or refinance our indebtedness, including the New Notes. Our ability to restructure or refinance our debt will depend on the condition of the capital markets and our financial condition at such time. Any refinancing of our debt could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our business operations. The terms of existing or future debt instruments, including the Secured Credit Facility and the indenture governing the New Notes, may restrict us from adopting some of these alternatives. In addition, any failure to make payments of interest and principal on our outstanding indebtedness on a timely basis would likely result in a reduction of our credit rating, which could harm our ability to incur additional indebtedness. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations.

Federal and state fraudulent transfer laws may permit a court to void the New Notes, subordinate claims in respect of the New Notes, and require noteholders to return payments received and, if that occurs, you may not receive any payments on the New Notes.

        Federal and state fraudulent transfer and conveyance statutes may apply to the issuance of the New Notes. Under federal bankruptcy law and comparable provisions of state fraudulent transfer or conveyance laws, which may vary from state to state, the New Notes could be voided as a fraudulent transfer or conveyance if (1) the Issuer issued the New Notes with the intent of hindering, delaying, or defrauding creditors or (2) the Issuer received less than reasonably equivalent value or fair consideration in return for either issuing the New Notes and, in the case of (2) only, one of the following is also true at the time thereof:

  •
  the Issuer was insolvent or rendered insolvent by reason of the issuance of the New Notes;

  •
  the issuance of the New Notes left the Issuer with an unreasonably small amount of capital to carry on the business;

  •
  the Issuer intended to, or believed that the Issuer would, incur debts beyond the Issuer's ability to pay such debts as they mature; or

  •
  the Issuer issued the New Notes to or for the benefit of an insider, or incurred such obligation to or for the benefit of an insider, under an employment contract and not in the ordinary course of business.

        A court would likely find that the Issuer did not receive reasonably equivalent value or fair consideration for the New Notes if the Issuer did not substantially benefit directly or indirectly from the issuance of the New Notes. As a general matter, value is given for a transfer or an obligation if, in exchange for the transfer or obligation, property is transferred or an antecedent debt is secured or satisfied. A debtor will generally not be considered to have received value in connection with a debt offering if the debtor uses the proceeds of that offering to make a dividend payment or otherwise retire or redeem equity securities issued by the debtor.

        We cannot be certain as to the standards a court would use to determine whether or not the Issuer was solvent at the relevant time. Generally, however, an entity would be considered insolvent if, at the time it incurred indebtedness:

  •
  the sum of its debts, including contingent liabilities, was greater than the fair saleable value of all its assets;

  •
  the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

  •
  it could not pay its debts as they become due.

        If a court were to find that the issuance of the New Notes was a fraudulent transfer or conveyance, the court could void the payment obligations under the New Notes or further subordinate the New Notes to presently existing and future indebtedness of the Issuer, or require the holders of the New Notes to repay any amounts received. In the event of a finding that a fraudulent transfer or conveyance occurred, you may not receive any repayment on the New Notes. Further, the voidance of the New Notes could result in an event of default with respect to our and our subsidiaries' other debt that could result in acceleration of such debt.

Our secured creditors will be entitled to be paid in full from the proceeds from the sale of our pledged assets before such proceeds will be available for payment on the New Notes.

        The New Notes will be unsecured obligations. Holders of our secured debt will have claims that are prior to your claims as holders of the New Notes to the extent of the value of the assets securing the secured debt. Notably, any amounts borrowed under our Secured Credit Facility, pursuant to which we may borrow up to $390.0 million, are secured by liens on the stock and assets of substantially all of our subsidiaries and guaranteed by substantially all of our subsidiaries. In the event that our secured creditors exercise their rights with respect to our pledged assets, our secured creditors would be entitled to be repaid in full from the proceeds of those assets before those proceeds would be available for distribution to our other senior creditors, including the holders of the New Notes. Borrowings under our Secured Credit Facility, as well as obligations under interest rate protection or other hedging agreements owed to Secured Credit Facility lenders and their affiliates, will be secured. The indentures governing the 2021 Notes and the New Notes permit us to incur additional secured indebtedness provided certain conditions are met. In addition, if we are involved in a bankruptcy, foreclosure, dissolution, winding-up, liquidation, reorganization or a similar proceeding or upon a default in payment on, or the acceleration of, any of our secured indebtedness, our assets that secure such indebtedness will be available to pay obligations on the New Notes only after all indebtedness under such secured indebtedness has been paid in full from those assets. Holders of the New Notes will participate ratably with all holders of our unsecured debt that is deemed to be of the same class as the New Notes, including holders of the 2021 Notes, and potentially with all of our other general creditors, based upon the respective amounts owed to each holder or creditor, in our remaining assets. We may not have sufficient assets remaining to pay amounts due on any or all of the New Notes then outstanding.

We may be unable to raise the funds necessary to finance the change of control repurchase provision required by the indenture governing the New Notes.

        Upon certain events constituting a change of control, as that term is defined in the indenture governing the New Notes, including a change of control caused by an unsolicited third party, we will be required to make an offer in cash to repurchase all or any part of each holder's New Notes at a price equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any. The source of funds for any such repurchase would be our available cash or cash generated from operations or other sources, including borrowings, sales of equity or funds provided by a new controlling person or entity. The indentures governing our 2021 Notes contain similar requirements. We cannot assure you that sufficient funds will be available at the time of any change of control event to repurchase all tendered New Notes and 2021 Notes pursuant to this requirement. Our failure to offer to repurchase New Notes and 2021 Notes, or to repurchase New Notes and 2021 Notes tendered, following a change of control will result in a default under the indentures governing the New Notes and the 2021 Notes, which could lead to a cross-default under the instruments governing our credit facilities. Prior to repurchasing the New Notes on a change of control event, we may have to repay outstanding debt under the instruments governing our credit facilities or obtain the consent of the lenders under those facilities. If we do not obtain the required consents or repay our outstanding debt under our credit facilities, we would remain effectively prohibited from offering to repurchase the New Notes and the 2021 Notes. See the "Description of the New Notes" section for additional information.

We may not be required, or we may not be able, to repurchase the New Notes upon an asset sale.

        Holders of the New Notes may not have all or any of their New Notes repurchased following an asset sale because:

  •
  we are only required to repurchase the New Notes under certain circumstances if there are excess proceeds of the asset sale; or

  •
  we may be prohibited from repurchasing the New Notes by the terms of our other senior debt, including any outstanding credit facilities.

        Under the terms of the indenture governing the New Notes, we are required to repurchase all or a portion of the New Notes following an asset sale at a purchase price equal to 100% of the principal amount of the New Notes. However, we are required to repurchase the New Notes only from the excess proceeds of the asset sale that we do not use to repay other senior debt or to acquire replacement assets. We can also defer the offer to you until there are excess proceeds in an amount greater than $25 million. The terms of any outstanding credit facility, including our Secured Credit

Facility under which we may borrow up to $390.0 million, may require us to apply most, if not all, of the proceeds of an asset sale to repay that debt, in which case there may be no excess proceeds of the asset sale for the repurchase of the New Notes. See the "Description of the New Notes" section for additional information.

        In addition, the terms of any outstanding credit facility, including our Secured Credit Facility, may prevent us from repurchasing the New Notes without the consent of the credit facility lenders. In those circumstances, we would be required to obtain the consent of our lenders before we could repurchase the New Notes with the excess proceeds of an asset sale. If we were unable to obtain any required consents, the requirement that we purchase the New Notes from the excess proceeds of an asset sale will be ineffective.

No public market exists for the New Notes. If an active trading market does not develop for the New Notes, you may not be able to resell them.

        Prior to this offering, there was no public market for the New Notes and we cannot assure you that an active trading market will develop for the New Notes. If no active trading market develops, you may not be able to resell your New Notes at their fair market value or at all. Future trading prices of the New Notes will depend on many factors, including, among other things, our ability to effect the exchange offer, prevailing interest rates, our operating results and the market for similar securities. We have been informed by the initial purchasers that they currently intend to make a market in the New Notes after this offering is completed. However, the initial purchasers may cease their market-making at any time. We do not intend to apply for listing of the New Notes on any securities exchange.

A lowering or withdrawal of the ratings assigned to our debt securities by rating agencies may increase our future borrowing costs and reduce our access to capital.

        Our debt currently has a non-investment grade rating, and there can be no assurance that any rating assigned by the rating agencies to our debt or our corporate rating will remain for any given period of time or that a rating will not be lowered or withdrawn entirely by a rating agency if, in that rating agency's judgment, future circumstances relating to the basis of the rating, such as adverse changes, so warrant. A lowering or withdrawal of the ratings assigned to our debt securities by rating agencies may increase our future borrowing costs and reduce our access to capital, which could have a materially adverse impact on our financial condition and results of operations.

If you fail to comply with the procedures described in this Prospectus, you may lose your opportunity to participate in this exchange offer.

        The New Notes will be issued in exchange for the Old Notes only after timely receipt by the exchange agent of the Old Notes or a book-entry confirmation related thereto, or compliance with the requirements for guaranteed delivery, a properly completed and executed letter of transmittal or an agent's message, and all other required documentation. If you want to tender your Old Notes in exchange for New Notes, you should allow sufficient time to ensure timely delivery. Neither we nor the exchange agent are under any duty to give you notification of defects or irregularities with respect to tenders of Old Notes for exchange. If you fail to comply with the procedures described in this Prospectus, you may lose your opportunity to participate in this exchange offer.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

        You should carefully review the information contained in this Prospectus, but should particularly consider any risk factors that we set forth in this Prospectus and in other reports or documents that we file from time to time with the Commission. In this Prospectus, in addition to historical information, we state our future strategies, plans, objectives or goals and our beliefs of future events and of our future operating results, financial position and cash flows. In some cases, you can identify those so-called "forward-looking statements" by words such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "project," or "continue" or the negative of those words and other comparable words. All forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance, achievements, plans and objectives to differ materially from any future results, performance, achievements, plans and objectives expressed or implied by these forward-looking statements. In evaluating those statements, you should specifically consider various factors, including those identified under "Risk Factors" and elsewhere in this Prospectus. Those factors may cause our actual results to differ materially from any of our forward-looking statements.

        You should not place undue reliance on any such forward-looking statements. Further, any forward-looking statement, and the related risks, uncertainties and other factors speak only as of the date on which they were originally made and we expressly disclaim any obligation or undertaking to update or revise any forward-looking statement to reflect any change in our expectations with regard to these statements or any other change in events, conditions or circumstances on which any such statement is based. New factors emerge from time to time, and it is not possible for us to predict what factors will arise or when. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

 USE OF PROCEEDS

        After deducting the initial purchaser's fees and other transaction expenses, the net proceeds from the sale of the Old Notes were approximately $439 million. We intend to use the net proceeds of the offering of the Old Notes to fund the Tender Offer for and redemption of all of our outstanding 2019 Notes and to pay fees and expenses related to the issuance of the Old Notes and Tender Offer for and redemption of the 2019 Notes. See "Summary—Recent Developments—Tender Offer." We will not receive any proceeds from the exchange offer described in this Prospectus or the issuance of the New Notes.

 CAPITALIZATION

        The following table sets forth the consolidated cash and cash equivalents and capitalization of GCI, Inc. as of December 31, 2014, on an actual basis and as adjusted to give effect to the offering of the Old Notes and the full funding of the Tender Offer for and redemption of the 2019 Notes with the net proceeds therefrom as described in "Use of Proceeds" and giving effect to the new $275 million term B loan under the Secured Credit Facility (see "Description of Other Indebtedness—Amended Secured Credit Facility") as if they had occurred on December 31, 2014. You should read this table in conjunction with "Summary—Selected Financial Data," which is contained elsewhere in this Prospectus.

	December 31, 2014
	Actual	As adjusted
	(in thousands)
Cash and cash equivalents(1)	$15,402	11,374

Long-term debt, including current portion(2):
Secured Credit Facility(3)	$279,000	554,000
Rural Utility Service Debt(4)	29	29
Real Estate Loan(5)	9,767	9,767
Old Notes	—	450,000
2019 Notes(6)	425,000	—
2021 Notes	325,000	325,000
Capital leases	76,456	76,456

Total consolidated long-term debt	$1,115,252	1,415,252
Total stockholder's equity	467,222	465,277

Total capitalization	$1,582,474	1,880,529

(1)
As adjusted cash and cash equivalents reflects a net reduction after payment of all costs related to the offering of Old Notes. As adjusted cash and cash equivalents do not reflect proceeds from the new term B loan under the Amended Secured Credit Facility or the Searchlight Investment in excess of what was utilized in order to consummate the Wireless Acquisition and pay the fees and expenses related thereto. Such excess proceeds were approximately $50 million.

(2)
Total long-term debt means GCI, Inc.'s long-term debt, obligations under capital leases and current maturities of long-term debt and obligations under capital leases and excludes the unamortized portion of debt discount. Total long-term debt includes the new term B loan under the Amended Secured Credit Facility in an aggregate principal amount of $275 million.

(3)
We have $22.5 million of letters of credit outstanding and $88.5 million available for borrowing under our Secured Credit Facility at December 31, 2014.

(4)
The long-term debt is due in monthly installments of principal based on a fixed rate amortization schedule. The interest rates on the various loans to which this debt relates range from 2.4% to 4.5%. A portion of the assets of United Utilities, Inc. are collateral for the amounts due to the Rural Utilities Service.

(5)
Represents a loan from Wells Fargo that is secured by real estate owned by GCI SADC, LLC, an indirect subsidiary of GCI Holdings, Inc. The loan had an original principal amount of $10 million, payable in 180 regular monthly installments of principal in the amount of $68,796.72 plus accrued interest. GCI, Inc. has provided a joint and several unconditional guarantee of this loan, together with certain of its direct and indirect subsidiaries.

(6)
Excludes approximately $2.1 million of OID.

DESCRIPTION OF OTHER INDEBTEDNESS

Secured Credit Facility

        GCI Holdings, Inc. (a wholly-owned subsidiary of GCI, Inc.) has a credit facility with Credit Agricole Corporate and Investment Bank, as administrative agent, Union Bank, N.A. (now known as MUFG Union Bank, N.A.), as syndication agent, and SunTrust Bank, as documentation agent (the "Secured Credit Facility"). The Secured Credit Facility provides $240.0 million in term loans and a $150.0 million revolving credit facility with a $25.0 million sublimit for letters of credit. The Secured Credit Facility provides for uncommitted incremental term or revolving loans of up to $150 million. The interest rate under the Secured Credit Facility is the London Interbank Offered Rate ("LIBOR") plus a margin dependent upon our Total Leverage Ratio (as defined in the credit agreement governing the Secured Credit Facility) ranging from 2.00% to 3.00%. The Secured Credit Facility will mature on April 30, 2018. The obligations under the Secured Credit Facility are secured by a security interest in substantially all of the assets of GCI Holdings, Inc. and the subsidiary guarantors, and on the stock of GCI Holdings, Inc. At December 31, 2014, there were $22.5 million of letters of credit outstanding and $88.5 million available for borrowing under the Secured Credit Facility.

Amended Secured Credit Facility

        In connection with the Wireless Acquisition, on February 2, 2015 we entered into an amendment and restatement of our Secured Credit Facility. The amendment and restatement added an additional $275 million of term loans to the Secured Credit Facility, the proceeds of which were used to finance the Wireless Acquisition. The new term loans have an interest rate of LIBOR plus 3.75% and mature seven years following the date of the amendment and restatement. The amendment and restatement increased the maximum amount of incremental loans from $150 million to $200 million, or up to a Senior Leverage Ratio (as defined in the Secured Credit Facility) of 2.50:1.00, if greater. It also, among other things, added provisions for uncommitted refinancings and extensions of the loans under the Secured Credit Facility, increased the sublimit for letters of credit from $25 million to $50 million, and provided larger baskets for some of the negative covenants contained in the Secured Credit Facility.

2019 Notes

        We have outstanding 2019 Notes in the aggregate principal amount of $425 million at December 31, 2014, which we intend to retire pursuant to the tender offer and, to the extent not tendered, redeem with the proceeds of the offering of Old Notes. See "Summary—Recent Developments—Tender Offer". We pay interest of 8 5/8% on the 2019 Notes. The 2019 Notes mature on November 15, 2019.

        The 2019 Notes are not redeemable prior to November 15, 2014. At any time on or after November 15, 2014, the 2019 Notes are redeemable at our option, in whole or in part, on not less than thirty days nor more than sixty days' notice, at the following redemption prices (expressed as percentages of principal amount), plus accrued and unpaid interest (if any) to, but excluding, the date of redemption:

If redeemed during the twelve month period commencing November 15 of the year indicated:	Redemption Price
2014	104.313%
2015	102.875%
2016	101.438%
2017 and thereafter	100.000%

        Semi-annual interest payments of $18.3 million are payable on the 2019 Notes in May and November of each year.

2021 Notes

        We have outstanding 2021 Notes in the aggregate principal amount of $325 million at December 31, 2014. We pay interest of 6 3/4% on the 2021 Notes. The 2021 Notes mature on June 1, 2021.

        The 2021 Notes are not redeemable prior to June 1, 2016. At any time on or after June 1, 2016, the 2021 Notes are redeemable at our option, in whole or in part, on not less than thirty days nor more than sixty days' notice, at the following redemption prices (expressed as percentages of principal amount), plus accrued and unpaid interest (if any) to, but excluding, the date of redemption:

If redeemed during the twelve month period commencing June 1 of the year indicated:	Redemption Price
2016	103.375%
2017	102.250%
2018	101.125%
2019 and thereafter	100.000%

        Semi-annual interest payments of $11.0 million are payable on the 2021 Notes in June and December of each year.

Restrictive Covenants

        The indentures governing our 2019 Notes and 2021 Notes, the indenture that will govern the New Notes and the credit agreement that governs our Secured Credit Facility contain, and any credit agreement that will govern credit facilities that we may obtain in the future may contain, covenants that, among other things, limit our ability to:

  •
  incur additional debt and issue preferred stock;

  •
  pay dividends or make other restricted payments;

  •
  make certain investments;

  •
  create liens;

  •
  allow restrictions on the ability of certain of our subsidiaries to pay dividends or make other payments to us;

  •
  sell assets;

  •
  merge or consolidate with other entities; and

  •
  enter into transactions with affiliates.

        The indentures governing our 2019 Notes and 2021 Notes restrict GCI, Inc. and certain of its subsidiaries from incurring debt, but permit debt as long as our total leverage ratio does not exceed 5.5:1.0. In addition, certain other debt is permitted regardless of our leverage ratio, including debt under the Secured Credit Facility not exceeding:

  •
  $250.0 million, reduced by the amount of any required prepayments, or

  •
  3.0 times earnings before interest, taxes, depreciation and amortization for the last four full fiscal quarters of GCI, Inc. and its subsidiaries.

Capital Lease Obligations

        We entered into a long-term capital lease agreement in 1991 with the wife of our President and Chief Executive Officer for property occupied by us. The leased asset was capitalized in 1991 at the owner's cost of $900,000 and the related obligation was recorded in the accompanying financial statements. The lease agreement was amended in April 2008 and we have increased our existing capital lease assets and liabilities by $1.3 million to record the extension of this capital lease. The amended lease terminates on September 30, 2026.

        On March 31, 2006, through our subsidiary, GCI Communication Corp., we entered into an agreement to lease transponder capacity on Intelsat's Galaxy 18 spacecraft that successfully launched on May 21, 2008. The Intelsat Galaxy 18 transponders are being leased over an expected term of 14 years.

        We also have other capital leases. A summary of future minimum lease payments for all of our capital leases follows (amounts in thousands):

Periods ending December 31 unless otherwise noted:	Payments
2015	$13,444
2016	13,454
2017	13,433
2018	13,440
2019	13,450
2020 and thereafter	33,208

Total minimum lease payments	$100,429
Less amount representing interest	23,973
Less current maturity of obligations under capital leases	8,100

Long-term obligations under capital leases, excluding current maturity	$68,356

        The leases generally provide that we pay the taxes, insurance and maintenance expenses related to the leased assets. Several of our leases include renewal options, escalation clauses and immaterial amounts of contingent rent expense. We have no leases that include rent holidays. We expect that in the normal course of business leases that expire will be renewed or replaced by leases on other properties.

Loans under NMTC arrangements

        We have entered into several arrangements under the NMTC program with US Bancorp to help fund the TERRA project to extend terrestrial broadband service for the first time to rural Northwestern Alaska communities via a high capacity hybrid fiber optic and microwave network. The NMTC program was provided for in the Community Renewal Tax Relief Act of 2000 to induce capital investment in qualified lower income communities. This act permits taxpayers to claim credits against their federal income taxes for up to 39% of qualified investments in the equity of community development entities ("CDEs"), which are privately managed investment institutions that are certified to make qualified low-income community investments.

        On August 30, 2011, we entered into the first arrangement. We loaned $58.3 million to a special purpose entity created to effect the financing arrangement ("TIF"), at 1% interest due August 30, 2041. Simultaneously, US Bancorp invested $22.4 million in TIF. TIF then contributed US Bancorp's contribution and the loan proceeds, less syndication fees, to certain CDEs. The CDEs, in turn, loaned the funds less payment of placement fees, at interest rates varying from 1% to 3.96%, to Unicom, Inc. an indirect wholly-owned subsidiary of GCI, Inc.

        On October 3, 2012, we entered into a second arrangement. We loaned $37.7 million to special purpose entities created to effect the financing arrangement ("TIF 2" and "TIF 2-USB"), at 1% interest due October 2, 2042. Simultaneously, US Bancorp invested $17.5 million in TIF 2 and TIF 2-USB. TIF 2 and TIF 2-USB then contributed US Bancorp's contributions and the loan proceeds to certain CDEs. The CDEs, in turn, loaned the funds less payment of placement fees, at interest rates varying from 0.7099% to 0.7693%, to Unicom, Inc.

        On December 11, 2012, we entered into a third arrangement. We loaned $8.2 million to a special purpose entity created to effect the financing arrangement ("TIF 3"), at 1% interest due December 10, 2042. Simultaneously, US Bancorp invested $3.8 million in TIF 3. TIF 3 then contributed US Bancorp's contributions and the loan proceeds to a CDE. The CDE, in turn, loaned the funds less payment of placement fees, at an interest rate of 1.35%, to Unicom, Inc.

        The aggregate principal amount of loans made to Unicom, Inc. by CDEs pursuant to these three arrangements is $140.5 million. Each of the loans has a term of 30 years, with quarterly amortization payments beginning after seven years. We expect, however, for each arrangement to unwind after seven years pursuant to put/call provisions described in the next paragraph.

        US Bancorp is the sole investor in TIF, TIF 2, TIF 2-USB and TIF 3, and as such, is entitled to substantially all of the tax benefits derived from the NMTCs. These transactions include put/call provisions whereby we may be obligated or entitled to repurchase US Bancorp's interests in TIF, TIF 2, TIF 2-USB and/or TIF 3. We believe that US Bancorp will exercise the put options in August 2018, October 2019 and December 2019, at the end of the seven-year compliance periods for the three arrangements. The NMTCs are subject to 100% recapture for a period of seven years as provided in the Internal Revenue Code. We are required to be in compliance with various regulations and contractual provisions that apply to the NMTC arrangements. Non-compliance with applicable requirements could result in projected tax benefits not being realized by US Bancorp. We have agreed to indemnify US Bancorp for any loss or recapture of NMTCs until such time as our obligation to deliver tax benefits is relieved. There have been no credit recaptures as of December 31, 2014.

Real Estate Loan

        GCI Holdings, Inc. has a $9.9 million loan from Wells Fargo that amortizes over 15 years. The interest rate on the loan is LIBOR plus 2.25%. The loan is secured by real estate owned by GCI SADC, LLC, an indirect subsidiary of GCI Holdings, Inc.

THE EXCHANGE OFFER

Purpose of the Exchange Offer

        Simultaneously with the issuance and sale of the Old Notes, we entered into a registration rights agreement with the initial purchasers of the Old Notes. Under the registration rights agreement, we agreed, among other things, to use commercially reasonable efforts to:

  •
  cause to be filed a registration statement relating to a registered exchange offer for the Old Notes with the SEC on or prior to the 120th day after the date of the issuance of the Old Notes;

  •
  cause the SEC to declare the registration statement effective under the Securities Act no later than the 210th day after the date of the issuance of the Old Notes; and

  •
  commence and consummate the exchange offer no later than the 30th day after the registration statement was declared effective by the SEC.

        We are conducting the exchange offer to satisfy our obligations under the registration rights agreement. The form and terms of the New Notes are the same as the form and terms of the Old Notes, except that the New Notes will be registered under the Securities Act; will not bear restrictive legends restricting their transfer under the Securities Act; will not entitle holders to the registration rights that apply to the Old Notes; and will not contain provisions relating to additional interest in connection with the Old Notes under circumstances related to the timing of the exchange offer.

        The exchange offer is not extended to Old Note holders in any jurisdiction where the exchange offer does not comply with the securities or blue sky laws of that jurisdiction.

        In the event that applicable law or SEC policy does not permit us to conduct the exchange offer, or if certain holders of the Old Notes notify us within 30 days following the date when such holders become aware that they did not receive freely tradable New Notes in exchange for tendered Old Notes in the exchange offer, we will use commercially reasonable efforts to file and cause to become effective a shelf registration statement with respect to the resale of the Old Notes. We also agreed to use our commercially reasonable efforts to keep the shelf registration statement effective until the earlier of two years after the date of the issuance of the Old Notes or such time as all of the applicable Old Notes have been sold thereunder.

        If we fail to meet certain specified deadlines under the registration rights agreement, we will be obligated to pay additional interest to the holders of the Old Notes.

Terms of the Exchange Offer

        We are offering to exchange up to $450 million total principal amount of New Notes for a like total principal amount of Old Notes. The Old Notes must be tendered properly in accordance with the conditions set forth in this Prospectus and the accompanying letter of transmittal on or prior to the expiration date and not withdrawn as permitted below. In exchange for Old Notes properly tendered and accepted, we will issue a like total principal amount of up to $450 million in New Notes. The exchange offer is not conditioned upon holders tendering a minimum principal amount of Old Notes. As of the date of this Prospectus, $450 million aggregate principal amount of Old Notes are outstanding.

        Old Notes tendered in the exchange offer must be in denominations of the principal amount of $2,000 and any integral multiple of $1,000 in excess thereof.

        Holders of the Old Notes do not have any appraisal or dissenters' rights in connection with the exchange offer. If you do not tender your Old Notes or if you tender Old Notes that we do not accept, your Old Notes will remain outstanding. Any Old Notes will be entitled to the benefits of the indenture but will not be entitled to any further registration rights under the registration rights agreement, except under limited circumstances. Existing transfer restrictions would continue to apply to such Old Notes. See "Risk Factors—Risks Related to the New Notes, Our Indebtedness and the Exchange Offer" for more information regarding Old Notes outstanding after the exchange offer.

        Promptly after the expiration date of the exchange offer, we will return to the holder any tendered Old Notes that we did not accept for exchange.

        None of us, our board of directors or our management recommends that you tender or not tender Old Notes in the exchange offer or has authorized anyone to make any recommendation. You must decide whether to tender in the exchange offer and, if you decide to tender, the aggregate amount of Old Notes to tender.

        The expiration date is 5:00 p.m., New York City time, on May 19, 2015, or such later date and time to which we extend the exchange offer. We will not extend the expiration date beyond 45 days from the date of this Prospectus.

        We have the right, in accordance with applicable law, at any time:

  •
  to delay the acceptance of the Old Notes if we determine that any of the conditions to the exchange offer have not occurred or have not been satisfied prior to the expiration of the offer;

  •
  to terminate the exchange offer and not accept any Old Notes for exchange if we determine that any of the conditions to the exchange offer have not occurred or have not been satisfied prior to the expiration of the offer;

  •
  to extend the expiration date of the exchange offer and retain all Old Notes tendered in the exchange offer other than those Old Notes properly withdrawn (however, we will not extend the expiration date beyond 45 days from the date of this Prospectus); and

  •
  to waive any condition or amend the terms of the exchange offer in any manner.

        If we materially amend the exchange offer, we will as promptly as practicable distribute to the holders of the Old Notes a Prospectus supplement or, if appropriate, an updated Prospectus from a post-effective amendment to the registration statement of which this Prospectus is a part, disclosing the change and extending the exchange offer for a period of five to ten business days, depending upon the significance of the amendment and the manner of disclosure to the registered holders, if the exchange offer would otherwise expire during the five to ten business day period.

        If we exercise any of the rights listed above, we will as promptly as practicable give oral or written notice of the action to the exchange agent and will make a public announcement of such action. In the case of an extension, an announcement will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

        During an extension, all Old Notes previously tendered will remain subject to the exchange offer and may be accepted for exchange by us.

Acceptance of Old Notes for Exchange and Issuance of New Notes

        Promptly after the expiration date, we will accept all Old Notes validly tendered and not withdrawn, and we will issue New Notes registered under the Securities Act to the exchange agent.

        The exchange agent might not deliver the New Notes to all tendering holders at the same time. The timing of delivery depends upon when the exchange agent receives and processes the required documents, which include:

  •
  certificates for Old Notes or a timely confirmation of the book-entry transfer of the Old Notes being tendered into the exchange agent's account at DTC;

  •
  a properly completed and duly executed letter of transmittal or an agent's message; and

  •
  all other required documents, such as endorsements, bond powers, opinions of counsel, certificates and powers of attorney, if applicable.

        We will be deemed to have exchanged Old Notes validly tendered and not withdrawn when we give oral or written notice to the exchange agent of our acceptance of the tendered Old Notes, with written confirmation of any oral notice to be given promptly thereafter. The exchange agent is our agent for receiving tenders of Old Notes, letters of transmittal and related documents.

        In tendering Old Notes, you must warrant in the letter of transmittal or in an agent's message (described below) that (1) you have full power and authority to tender, exchange, sell, assign and transfer Old Notes, (2) we will acquire good, marketable and unencumbered title to the tendered Old Notes, free and clear of all liens, restrictions, charges and other encumbrances, and (3) the Old Notes tendered for exchange are not subject to any adverse claims or proxies. You also must warrant and agree that you will, upon request, execute and deliver any additional documents requested by us or the exchange agent to complete the exchange, sale, assignment and transfer of the Old Notes.

Procedures for Tendering Old Notes

Valid Tender

        When the holder of Old Notes tenders, and we accept, Old Notes for exchange, a binding agreement between us, on the one hand, and the tendering holder, on the other hand, is created, subject to the terms and conditions set forth in this Prospectus and the accompanying letter of transmittal. A holder of Old Notes who wishes to tender Old Notes for exchange must, on or prior to the expiration date:

  •
  transmit a properly completed and duly executed letter of transmittal, including all other documents required by such letter of transmittal (including Old Notes), to the exchange agent, MUFG Union Bank, N.A., at the address set forth below under the heading "—Exchange Agent";

  •
  if Old Notes are tendered pursuant to the book-entry procedures set forth below, the tendering holder must deliver a properly completed and duly executed letter of transmittal or arrange with DTC to cause an agent's message, as defined below, to be transmitted with the required information (including a book-entry confirmation, as defined below) to the exchange agent at the address set forth below under the heading "—Exchange Agent"; or

  •
  comply with the provisions set forth below under "—Guaranteed Delivery."

        The term "agent's message" means a message transmitted to the exchange agent by DTC which states that DTC has received an express acknowledgment that the tendering holder agrees to be bound by the letter of transmittal and that we may enforce the letter of transmittal against such holder. The agent's message forms a part of a book-entry transfer.

        In addition, on or prior to the expiration date:

  •
  the exchange agent must receive the certificates for the Old Notes and the letter of transmittal;

  •
  the exchange agent must receive a timely confirmation of the book-entry transfer of the Old Notes being tendered into the exchange agent's account at DTC, the "book-entry confirmation," along with the letter of transmittal or an agent's message; or

  •
  the holder must comply with the guaranteed delivery procedures described below.

        We will not accept any alternative, conditional or contingent tenders. All tendering holders of Old Notes, by executing the letter of transmittal, waive any right to receive notice of the acceptance of Old Notes for exchange.

        If you beneficially own Old Notes and those notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee or custodian and you wish to tender your Old Notes in the exchange offer, you should contact the registered holder as soon as possible and instruct it to tender the Old Notes on your behalf and comply with the instructions set forth in this Prospectus and the letter of transmittal.

        If you tender fewer than all of your Old Notes, you should fill in the amount of notes tendered in the appropriate box on the letter of transmittal. If you do not indicate the amount tendered in the appropriate box, we will assume you are tendering all Old Notes that you hold.

        The letter of transmittal may be delivered by mail, facsimile, hand delivery or overnight carrier to the exchange agent.

        The method of delivery of the certificates for the Old Notes, the letter of transmittal and all other required documents is at the election and sole risk of the holders. If delivery is by mail, we recommend registered mail with return receipt requested, properly insured, or overnight delivery service. In all cases, you should allow sufficient time to assure timely delivery to the exchange agent on or prior to the expiration date. No letters of transmittal or Old Notes should be sent directly to us. Delivery is complete when the exchange agent actually receives the items to be delivered. Delivery of documents to DTC in accordance with DTC's procedures does not constitute delivery to the exchange agent.

Signature Guarantees

        Signatures on a letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed unless the Old Notes surrendered for exchange are tendered:

  •
  by a registered holder of Old Notes who has not completed either the box entitled "Special Issuance Instructions" or the box entitled "Special Delivery Instructions" on the letter of transmittal; or

  •
  for the account of an eligible institution.

        An "eligible institution" is a firm or other entity which is identified as an "Eligible Guarantor Institution" in Rule 17Ad-15 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), including:

  •
  a bank;

  •
  a broker, dealer, municipal securities broker or dealer or government securities broker or dealer;

  •
  a credit union;

  •
  a national securities exchange, registered securities association or clearing agency; or

  •
  a savings association.

        If signatures on a letter of transmittal or notice of withdrawal are required to be guaranteed, the guarantor must be an eligible institution.

        If Old Notes are registered in the name of a person other than the signer of the letter of transmittal, the Old Notes surrendered for exchange must be endorsed or accompanied by a written instrument or instruments of transfer or exchange, in satisfactory form as determined by us in our sole discretion, duly executed by the registered holder with the holder's signature guaranteed by an eligible institution, and must also be accompanied by such opinions of counsel, certifications and other information as we or the trustee under the indenture may require in accordance with the restrictions on transfers applicable to the Old Notes.

Book-Entry Transfers

        For tenders by book-entry transfer of Old Notes cleared through DTC, the exchange agent will make a request to establish an account at DTC for purposes of the exchange offer. Any financial institution that is a DTC participant may make book-entry delivery of Old Notes by causing DTC to transfer the Old Notes into the exchange agent's account at DTC in accordance with DTC's procedures for transfer. The exchange agent and DTC have confirmed that any financial institution that is a participant in DTC may use the Automated Tender Offer Program ("ATOP") procedures to tender Old Notes. Accordingly, any participant in DTC may make book-entry delivery of Old Notes by causing DTC to transfer those Old Notes into the exchange agent's account in accordance with DTC's ATOP procedures for transfer.

        Notwithstanding the ability of holders of Old Notes to effect delivery of Old Notes through book-entry transfer at DTC, either:

  •
  the letter of transmittal or a facsimile thereof, or an agent's message in lieu of the letter of transmittal, with any required signature guarantees and any other required documents, and the book-entry confirmation must be transmitted to and received by the exchange agent prior to the expiration date at the address given below under "—Exchange Agent"; or

  •
  the guaranteed delivery procedures described below must be complied with.

Guaranteed Delivery

        If a holder wants to tender Old Notes in the exchange offer and (1) the certificates for the Old Notes are not immediately available or all required documents are unlikely to reach the exchange agent on or prior to the expiration date, or (2) a book-entry transfer cannot be completed on a timely basis, the Old Notes may be tendered if the holder complies with the following guaranteed delivery procedures:

  •
  the tender is made by or through an eligible institution;

  •
  the eligible institution delivers a properly completed and duly executed notice of guaranteed delivery, substantially in the form provided, to the exchange agent on or prior to the expiration date:

  •
  setting forth the name and address of the holder of the Old Notes being tendered and the amount of the Old Notes being tendered;

  •
  stating that the tender is being made; and

  •
  guaranteeing that, within three (3) New York Stock Exchange trading days after the date of execution of the notice of guaranteed delivery, the certificates for all physically tendered Old Notes, in proper form for transfer, or a book-entry confirmation, as the case may be, together with a properly completed and duly executed letter of transmittal, or an agent's message, with any required signature guarantees and any other documents required by the letter of transmittal, will be deposited by the eligible institution with the exchange agent; and

  •
  the exchange agent receives the certificates for the Old Notes, or a book-entry confirmation, and a properly completed and duly executed letter of transmittal, or an agent's message in lieu thereof, with any required signature guarantees and any other documents required by the letter of transmittal within three (3) New York Stock Exchange trading days after the notice of guaranteed delivery is executed for all such tendered Old Notes.

        You may deliver the notice of guaranteed delivery by hand, facsimile, mail or overnight delivery to the exchange agent and you must include a guarantee by an eligible institution in the form described above in such notice.

        Our acceptance of properly tendered Old Notes is a binding agreement between the tendering holder and us upon the terms and subject to the conditions of the exchange offer.

Determination of Validity

        We, in our sole discretion, will resolve all questions regarding the form of documents, validity, eligibility, including time of receipt, and acceptance for exchange of any tendered Old Notes. Our determination of these questions as well as our interpretation of the terms and conditions of the exchange offer, including the letter of transmittal, will be final and binding on all parties. A tender of Old Notes is invalid until all defects and irregularities have been cured or waived. Holders must cure any defects and irregularities in connection with tenders of Old Notes for exchange within such reasonable period of time as we will determine, unless we waive the defects or irregularities. Neither us, any of our affiliates or assigns, the exchange agent nor any other person is under any obligation to give notice of any defects or irregularities in tenders nor will they be liable for failing to give any such notice.

        We reserve the absolute right, in our sole and absolute discretion:

  •
  to reject any tenders determined to be in improper form or unlawful;

  •
  to waive any of the conditions of the exchange offer; and

  •
  to waive any condition or irregularity in the tender of Old Notes by any holder, whether or not we waive similar conditions or irregularities in the case of other holders.

        If any letter of transmittal, endorsement, bond power, power of attorney, or any other document required by the letter of transmittal is signed by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity, that person must indicate such capacity when signing. In addition, unless waived by us, the person must submit proper evidence satisfactory to us, in our sole discretion, of his or her authority to so act.

        Any Old Notes which have been tendered for exchange but are not exchanged for any reason will be returned to the holder thereof promptly after rejection of tender or termination of the exchange offer without cost to the holder. In the case of Old Notes tendered by book-entry transfer through DTC, any unexchanged Old Notes will be credited to an account maintained with DTC.

Resales of New Notes

        Based on interpretive letters issued by the SEC staff to third parties in transactions similar to the exchange offer, we believe that a holder of New Notes, other than a broker-dealer, may offer New Notes for resale, resell and otherwise transfer the New Notes without delivering a prospectus to prospective purchasers, if the holder acquires the New Notes in the ordinary course of its business, is not engaged in, does not intend to engage in and has no arrangement or understanding with any person to participate in a "distribution" (as defined under the Securities Act) of the New Notes and is not an "affiliate" of GCI (as defined under the Securities Act). We will not seek our own interpretive letter. As a result, we cannot assure you that the SEC staff will take the same position on this exchange offer as it did in interpretive letters to other parties in similar transactions.

        By tendering Old Notes, the holder, other than participating broker-dealers, as defined below, of those Old Notes will represent to us that, among other things:

  •
  the New Notes acquired in the exchange offer are being obtained in the ordinary course of business of the person receiving the New Notes and any beneficial owner of the New Notes;

  •
  neither the holder nor any other person receiving the New Notes is engaged in, intends to engage in or has an arrangement or understanding with any person to participate in a "distribution" (as defined under the Securities Act) of the New Notes; and

  •
  neither the holder nor any other person receiving the New Notes is an "affiliate" (as defined under the Securities Act) of GCI.

        If any holder or any such other person is an "affiliate" of GCI or is engaged in, intends to engage in or has an arrangement or understanding with any person to participate in a "distribution" of the New Notes, such holder or other person:

  •
  may not rely on the applicable interpretations of the staff of the SEC referred to above; and

  •
  must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.

        Each broker-dealer that receives New Notes for its own account in exchange for Old Notes must represent that the Old Notes to be exchanged for the New Notes were acquired by it as a result of market-making activities or other trading activities and acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any offer to resell, resale or other retransfer of the New Notes. Any such broker-dealer is referred to as a participating broker-dealer. However, by so acknowledging and delivering a prospectus, the participating broker-dealer will not be deemed to admit that it is an "underwriter" (as defined under the Securities Act). If a broker- dealer acquired Old Notes as a result of market-making or other trading activities, it may use this Prospectus, as amended or supplemented, in connection with offers to resell, resales or retransfers of New Notes received in exchange for the Old Notes pursuant to the exchange offer. We have agreed that, during the period ending 90 days after the consummation of the exchange offer, subject to extension in limited circumstances, we will use commercially reasonable efforts to maintain the effectiveness of the exchange offer registration statement and make this Prospectus available to any broker-dealer for use in connection with any such resale. Participating broker-dealers will be required to suspend use of this Prospectus included in the exchange offer registration statement under certain circumstances upon receipt of written notice to that effect from us. See "Plan of Distribution and Selling Restrictions" for a discussion of the exchange and resale obligations of broker-dealers in connection with the exchange offer.

Withdrawal Rights

        You can withdraw tenders of Old Notes at any time prior to 5:00 p.m., New York City time, on the expiration date. For a withdrawal to be effective, you must deliver a written notice of withdrawal to the exchange agent. The notice of withdrawal must:

  •
  specify the name of the person that tendered the Old Notes to be withdrawn;

  •
  identify the Old Notes to be withdrawn, including the total principal amount of Old Notes to be withdrawn; and

  •
  where certificates for Old Notes are transmitted, the name of the registered holder of the Old Notes, if different from that of the person withdrawing the Old Notes.

        If you delivered or otherwise identified Old Notes to the exchange agent, you must submit the serial numbers of the Old Notes to be withdrawn and the signature on the notice of withdrawal must be guaranteed by an eligible institution, except in the case of Old Notes tendered for the account of an eligible institution. If you tendered Old Notes as a book-entry transfer, the notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Old Notes and you must deliver the notice of withdrawal to the exchange agent. You may not rescind withdrawals of tender; however, Old Notes properly withdrawn may again be tendered by following one of the procedures described under "—Procedures for Tendering Old Notes" above at any time prior to 5:00 p.m., New York City time, on the expiration date.

        We will determine, in our sole discretion, all questions regarding the form of withdrawal, validity, eligibility, including time of receipt, and acceptance of withdrawal notices. Our determination of these questions as well as our interpretation of the terms and conditions of the exchange offer (including the letter of transmittal) will be final and binding on all parties. Neither us, any of our affiliates or assigns, the exchange agent nor any other person is under any obligation to give notice of any irregularities in any notice of withdrawal, nor will they be liable for failing to give any such notice.

        Withdrawn Old Notes will be returned to the holder promptly after withdrawal without cost to the holder. In the case of Old Notes tendered by book-entry transfer through DTC, the Old Notes withdrawn will be credited to an account maintained with DTC.

Conditions to the Exchange Offer

        Notwithstanding any other provision of the exchange offer, we are not required to accept for exchange, or to issue New Notes in exchange for, any Old Notes, and we may terminate or amend the exchange offer, if at any time prior to the expiration of the exchange offer, we determine that the exchange offer violates applicable law or SEC policy.

        The foregoing conditions are for our sole benefit, and we may assert them regardless of the circumstances giving rise to any such condition, or we may waive the conditions, completely or partially, as many times as we choose prior to the expiration of the exchange offer, in our reasonable discretion. The foregoing rights are not deemed waived because we fail to exercise them, but continue in effect, and we may still assert them whenever or as many times as we choose prior to the expiration of the exchange offer. If we determine that a waiver of conditions materially changes the exchange offer, this Prospectus will be amended or supplemented, and the exchange offer extended, if appropriate, as described under "—Terms of the Exchange Offer."

        In addition, at a time when any stop order is threatened or in effect with respect to the registration statement of which this Prospectus constitutes a part or with respect to the qualification of the indenture under the Trust Indenture Act of 1939, as amended, we will not accept for exchange any Old Notes tendered, and no New Notes will be issued in exchange for any such Old Notes.

        If we terminate or suspend the exchange offer based on a determination that the exchange offer is not permitted by applicable law or SEC policy, the registration rights agreement requires that we use commercially reasonable efforts to cause a shelf registration statement covering the resale of the Old Notes to be filed 120 days after the date we receive notice of such determination and to be declared effective by the SEC on or prior to 210 days after the date on which we file such shelf registration statement. See "—Registration Rights; Additional Interest."

Exchange Agent

        We appointed MUFG Union Bank, N.A. as exchange agent for the exchange offer. You should direct questions and requests for assistance, requests for additional copies of this Prospectus or of the letter of transmittal, and requests for notices of guaranteed delivery to the exchange agent at the address and phone number as follows:

By Facsimile:	By Registered or Certified Mail, Hand or Overnight Delivery:
(213) 972-5695 Attention: Linh T. Duong and Raymond Leonor, Corporate Trust Department Confirm by Telephone: (213) 972-5681 / (213) 972-5680	MUFG Union Bank, N.A. Corporate Trust Department 120 South San Pedro Street, 4th Floor Los Angeles, CA 90012 Attention: Linh T. Duong and Raymond Leonor

        If you deliver letters of transmittal and any other required documents to an address or facsimile number other than those listed above, your tender is invalid.

Fees and Expenses

        The registration rights agreement provides that we will bear all expenses in connection with the performance of our obligations relating to the registration of the New Notes and the conduct of the exchange offer. These expenses include registration and filing fees, accounting and legal fees and printing costs, among others. We will pay the exchange agent reasonable and customary fees for its services and reasonable out-of-pocket expenses. We will also reimburse brokerage houses and other custodians, nominees and fiduciaries for customary mailing and handling expenses incurred by them in forwarding this Prospectus and related documents to their clients that are holders of Old Notes and for handling or tendering for such clients.

        We have not retained any dealer-manager in connection with the exchange offer and will not pay any fee or commission to any broker, dealer, nominee or other person, other than the exchange agent, for soliciting tenders of Old Notes pursuant to the exchange offer.

Transfer Taxes

        Holders who tender their Old Notes for exchange will not be obligated to pay any transfer taxes in connection with the exchange. If, however, New Notes issued in the exchange offer are to be delivered to, or are to be issued in the name of, any person other than the holder of the Old Notes which have been tendered, or if a transfer tax is imposed for any reason other than the exchange of Old Notes in connection with the exchange offer, then the holder must pay any such transfer taxes, whether imposed on the registered holder or on any other person. If satisfactory evidence of payment of, or exemption from, such taxes is not submitted with the letter of transmittal, the amount of such transfer taxes will be billed directly to the tendering holder.

Accounting Treatment

        The New Notes will be recorded at the same carrying value as the Old Notes. Accordingly, we will not recognize any gain or loss for accounting purposes. We intend to amortize the expenses of the exchange offer and issuance of the Old Notes over the term of the New Notes.

Registration Rights; Additional Interest

        If:

  •
  we are not permitted to consummate the exchange offer as contemplated by this Prospectus because the exchange offer is not permitted by applicable law or SEC policy;

  •
  for any reason the exchange offer is not consummated within 240 days following the original issuance of the Old Notes; or

  •
  after the exchange offer, any holder (other than affiliates of GCI) of New Notes notifies us within 30 days following the date such holder becomes aware that they did not receive New Notes that can be sold without restriction under state and federal securities laws, then we will file and cause to be effective with the SEC a shelf registration statement to cover resales of the Old Notes or New Notes, as applicable, by the holders of the notes who satisfy certain conditions relating to the provision of information in connection with the shelf registration statement.

        If a shelf registration filing is required,

  •
  we will use commercially reasonable efforts to file such shelf registration statement with the SEC, on or prior to 120 days after the date the filing obligation arises;

  •
  we will use commercially reasonable efforts to cause such shelf registration statement to become effective on or prior to 210 days after the date we file the shelf registration statement;

  •
  we will use commercially reasonable efforts to keep the shelf registration statement continuously effective until the earlier of two years after the date of issuance of the Old Notes or such time as all of the applicable notes have been sold thereunder; and

  •
  the securities laws require that disclosure regarding selling holders for whom the New Notes are to be registered be provided in the shelf registration statement.

        If:

  •
  we fail to file any of the registration statements required by the registration rights agreement on or before the date specified for such filing;

  •
  any of such registration statements is not declared effective by the SEC on or prior to the date specified for such effectiveness, or the effectiveness target date;

  •
  we fail to consummate the exchange offer within 30 days after the date on which the exchange offer registration statement was declared effective; or

  •
  the shelf registration statement or the exchange offer registration statement is filed and declared effective but thereafter ceases to be effective or usable in connection with resales of Old Notes during the periods specified in the registration rights agreement,

(each such event in the four bullet points above referred to as a "Registration Default") then we will pay additional interest to each holder of the Old Notes, with respect to the first 90-day period immediately following the occurrence of the first Registration Default at a rate of 0.25% per annum of the principal amount of Old Notes held by such holder. The amount of additional interest will increase by an additional 0.25% per annum of the principal amount of Old Notes with respect to each subsequent 90-day period until all Registration Defaults have been cured, up to a maximum amount of additional interest for all Registration Defaults of 1.0% per annum of the principal amount of Old Notes. Following the cure of all Registration Defaults, the accrual of additional interest will cease. We will pay additional interest to the holders of the Old Notes since the registration statement to which this exchange offer relates has been filed after the 120th day after the date of the issuance of the Old Notes, as required by the registration rights agreement.

        Holders of Old Notes will be required (1) to make certain representations to us (as described in the registration rights agreement) in order to participate in the exchange offer, (2) to deliver certain information to be used in connection with the shelf registration statement, and (3) to provide comments on the shelf registration statement within the time periods set forth in the registration rights agreement in order to have their Old Notes included in the shelf registration statement and benefit from the provisions regarding liquidated damages set forth above. By acquiring Old Notes or New Notes, a holder will be deemed to have agreed to indemnify us against certain losses arising out of information furnished by such holder in writing for inclusion in any shelf registration statement. Holders of notes will also be required to suspend their use of the prospectus included in the shelf registration statement under certain circumstances upon receipt of written notice to that effect from us.

 BUSINESS

General

        In this Annual Report, "we," "us," "our," and "the Company" refer to GCI, Inc. and its direct and indirect subsidiaries.

        GCI, Inc. was incorporated in 1997 to effect the issuance of Senior Notes as further described in note 6 to the accompanying "Consolidated Financial Statements" included elsewhere in this Prospectus. GCI, Inc. as a wholly owned subsidiary of General Communication, Inc. ("Parent"), received through its initial capitalization all ownership interests in subsidiaries previously held by Parent. Parent was incorporated in 1979 under the laws of the State of Alaska and has its principal executive offices at 2550 Denali Street, Suite 1000, Anchorage, AK 99503-2781 (telephone number 907-868-5600).

        GCI, Inc. is primarily a holding company and together with its direct and indirect subsidiaries, is a diversified communications provider with operations primarily in the State of Alaska.

Availability of Reports and Other Information

        Our Internet website address is www.gci.com. The information on our website is not incorporated by reference in this Prospectus. We make available, free of charge, access to our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, Parent's Proxy Statement on Schedule 14A and amendments to those materials filed or furnished pursuant to Section 13(a) or 15(d) of the Securities and Exchange Act of 1934 as soon as reasonably practicable after we electronically submit such material to the SEC.

Financial Information about Industry Segments

        For financial information about our two reportable segments—Wireless and Wireline, see "Management's Discussion and Analysis of Financial Condition and Results of Operations" and note 10 included in "Consolidated Financial Statements and Supplementary Data", each of which are included elsewhere in this Prospectus.

Narrative Description of our Business

General

        We are the largest Alaska-based communications provider as measured by revenues. We offer facilities-based wireless telephone services, data services, Internet access, video services and voice services, to residential and business customers across the state under our GCI brand. Due to the unique nature of the markets we serve, including harsh winter weather and remote geographies, our customers rely extensively on our systems to meet their communication and entertainment needs.

        Since Parent's founding in 1979 as a competitive long distance provider, we have consistently expanded our product portfolio and facilities to become the leading integrated communication services provider in our markets. Our facilities include redundant and geographically diverse digital undersea fiber optic cable systems linking our Alaska terrestrial networks to the networks of other carriers in the lower 48 contiguous states. In recent years, we expanded our efforts in wireless and presently operate the only statewide wireless network.

        For the year ended December 31, 2014, we generated consolidated revenues of $910.2 million. We ended the period with 149,600 wireless subscribers, 133,200 cable modem subscribers and 135,400 basic video subscribers.

Development of our Business During the Past Fiscal Year

        Agreement to Purchase Alaska Communications System Group, Inc.'s Wireless Subscriber Base and Its Interest in The Alaska Wireless Network. On December 4, 2014, we entered into an agreement with Alaska Communications Systems Group, Inc. ("ACS") to purchase its wireless subscriber base and its one-third ownership interest in The Alaska Wireless Network, LLC ("AWN") for $293.2 million, subject to possible post-closing adjustments ("Wireless Acquisition"). On February 2, 2015, we completed the Wireless Acquisition in which AWN became our wholly owned subsidiary and we will be entitled to 100% of the future cash flows from AWN. We funded the purchase with a $275.0 million Term B Loan under our Senior Credit Facility and a contribution from Parent. See notes 6 and 15 included in "Consolidated Financial Statements and Supplementary Data", which are included elsewhere in this Prospectus.

        You should see "Business—Regulation" herein for regulatory developments.

Business Strategy

        We intend to continue to increase revenues using the following strategies:

        Offer Bundled Products.    We believe that bundling our services significantly improves customer retention, increases revenue per customer and reduces customer acquisition expenses. Our experience indicates that our bundled customers are significantly less likely to churn, and we experience less price erosion when we effectively combine our offerings. Bundling improves our top line revenue growth, provides operating cost efficiencies that expand our margins and drives our overall business performance.

        Maximize Sales Opportunities.    We sell new and enhanced services and products to our existing customer base to achieve increased revenues and penetration of our services. Through close coordination of our customer service and sales and marketing efforts, our customer service representatives suggest to our customers other services they can purchase or enhanced versions of services they already purchase. Many calls into our customer service centers or visits into one of our retail stores result in sales of additional services and products.

        Deliver Industry Leading Customer Service.    We have positioned ourselves as a customer service leader in the Alaska communications market. We operate our own customer service department and have empowered our customer service representatives to handle most service issues and questions on a single call. We prioritize our customer services to expedite handling of our most valuable customers' issues, particularly for our largest commercial customers. We believe our integrated approach to customer service, including service set-up, programming various network databases with the customer's information, installation, and ongoing service, allows us to provide a customer experience that fosters customer loyalty.

        Leverage Communications Operations.    We continue to expand and evolve our integrated network for the delivery of our services. Our bundled strategy and integrated approach to serving our customers creates efficiencies of scale and maximizes network utilization. By offering multiple services, we are better able to leverage our network assets and increase returns on our invested capital. We periodically evaluate our network assets and continually monitor technological developments that we can potentially deploy to increase network efficiency and performance.

        Expand Our Product Portfolio and Footprint in Alaska.    Throughout our history, we have successfully added and expect to continue to add new products to our product portfolio. We have a demonstrated history of new product evaluation, development and deployment for our customers, and we continue to assess revenue-enhancing opportunities that create value for our customers. Where feasible and where economic analysis supports geographic expansion of our network coverage, we are currently pursuing or expect to pursue opportunities to increase the scale of our facilities, enhance our ability to serve our existing customers' needs and attract new customers. Additionally, due to the unique market conditions in Alaska, we, and in some cases our customers, participate in several federal (and to a lesser extent locally) subsidized programs designed to financially support the implementation and purchase of telecommunications services like ours in high cost areas. With these programs we have been able to expand our network into previously undeveloped areas of Alaska and, for the first time, offer comprehensive communications services in many rural parts of the state where we would not otherwise be able to construct within appropriate return-on-investment requirements.

        Make Strategic Acquisitions.    We have a history of making and integrating acquisitions of in-state telecommunications providers and other providers of complementary services. Our management team will continue to actively pursue and make investments that we believe fit with our strategy and networks and that enhance earnings.

Description of our Business by Reportable Segment

Overview

        Our two reportable segments are Wireless and Wireline. Our Wireless segment provides wholesale wireless services to wireless carriers. Our Wireline segment offers services and products under three major customer groups as follows:

Customer Group
Wireline Segment Services and Products	Consumer	Business Services	Managed Broadband
Retail wireless	X	X
Data:
Internet	X	X	X
Data networks		X	X
Managed services		X	X
Video	X	X
Voice:
Long-distance	X	X	X
Local access	X	X	X

        The following discussion includes information about significant services and products, sales and marketing, facilities, competition and seasonality for each of our reportable segments. For a discussion and analysis of financial condition and results of operations please see "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained elsewhere in this Prospectus.

Wireless Segment

        Wireless segment revenues for 2014, 2013 and 2012 are summarized as follows (amounts in thousands):

	Year Ended December 31,
	2014	2013	2012
Total Wireless segment revenues(1)	$269,977	197,218	124,745

(1)
See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and note 10 included in "Consolidated Financial Statements and Supplementary Data", each of which are contained elsewhere in this Prospectus, for more information regarding the financial performance of our Wireless segment.

Services and Products

        Our Wireless segment offers wholesale wireless services and products to wireless carriers. We provide network transport and access to our wireless network to wireless carriers. These services allow wireless carriers to provide full wireless services to their customers.

Sales and Marketing

        Our Wireless segment sales and marketing efforts are primarily directed toward increasing the number of wireless carriers we serve and the number of voice and data circuits leased. We sell our wireless services primarily through direct contact marketing.

Facilities

        We own statewide wireless facilities that cover most of the Alaska population providing service to urban and rural communities and we will continue to expand these networks throughout Alaska in 2015. We own a statewide wireless network that uses GSM/HSPA+, CDMA/EVDO and Long Term Evolution ("LTE"). We own Wi-Fi access points that create a Wi-Fi network branded as TurboZone in Anchorage, Fairbanks, Juneau, Kenai-Soldotna, Matanuska-Susitna Valley, and other areas of the State ("TurboZone").

Competition

        Our Wireless segment competes with AT&T, Verizon, and smaller companies. We compete in the wholesale wireless market by offering competitive rates and by providing a comprehensive statewide network to meet the needs of carrier customers.

Seasonality

        Wireless segment revenues derived from our carrier customers have historically been highest in the summer months because of temporary population increases attributable to tourism and increased seasonal economic activity such as construction, commercial fishing, and oil and gas activities. Our ability to implement construction projects is hampered during the winter months because of cold temperatures, snow, and short daylight hours.

Major Customer

        Verizon was the only major customer of the Wireless segment in 2014. We had no Wireless segment major customers in 2013 or 2012.

Wireline Segment

        Wireline segment revenues for 2014, 2013 and 2012 are summarized as follows (amounts in thousands):

	Year Ended December 31,
	2014	2013	2012
Total Wireline segment revenues(1)	$640,221	614,430	585,436

(1)
See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and note 10 included in "Consolidated Financial Statements and Supplementary Data", each of which are contained elsewhere in this Prospectus, for more information regarding the financial performance of our Wireline segment.

Services and Products

        Our Wireline segment offers services and products to three major customer groups as follows:

  •
  Consumer—We offer a full range of retail wireless, data, video and voice services to residential customers.

  •
  Business Services—We offer a full range of retail wireless, data, video and voice services to businesses, governmental entities, educational institutions, and wholesale data and voice services to common carrier customers. Our products and services offered to business customers include data network services, retail wireless voice and data plans, high-speed Internet service, data center services, cloud computing, video services, voice services, and managed services. Additionally, we sell advertising on our broadcast television stations and cable network.

  •
  Managed Broadband—We offer Internet, data network and managed services to rural schools and health organizations and regulated voice services to residential and commercial customers in rural communities primarily in Southwest Alaska.

Sales and Marketing

        We offer our services directly to consumer and business customers through our call center, direct mail advertising, television advertising, Internet advertising, local media advertising, and through our retail stores. Our sales efforts are primarily directed toward increasing the number of subscribers we serve, selling bundled services, and generating incremental revenues through product and feature up-sell opportunities. We sell our managed services through direct contact marketing.

Facilities

        We operate a modern, competitive communications network providing switched and dedicated voice and broadband services. Our fiber network employs digital transmission technology over our fiber optic facilities within Alaska and between Alaska and the lower 48 states. Our facilities include digital undersea fiber optic cable systems linking our Alaska terrestrial networks to the networks of other carriers in the lower 48 states, a terrestrial fiber optic cable system connecting Anchorage and Fairbanks, Alaska and a terrestrial fiber optic cable system that extends from Prudhoe Bay, Alaska to Valdez, Alaska via Fairbanks, Alaska.

        We serve many rural and remote Alaska locations solely via satellite communications. Each of our satellite transponders is backed up on alternate spacecraft with multiple backup transponders. We operate a hybrid fiber optic cable and digital microwave system ("TERRA") linking Anchorage with the Bristol Bay, Yukon-Kuskokwim, and northwest regions of the state.

        Our video businesses are located throughout Alaska and serve 30 communities and areas in Alaska, including the state's five largest population centers, Anchorage, Fairbanks, the Matanuska-Susitna Valley, the Kenai Peninsula, and Juneau. Our facilities include cable plant and head-end distribution equipment. The majority of our locations on the fiber routes are served from head-end distribution equipment in Anchorage. All of our cable systems are completely digital.

        Our dedicated Internet access and Internet protocol/MPLS data services are delivered to an Ethernet port located at the service point. Our management platform constantly monitors this port and continual communications are maintained with all of the core and distribution elements in the network. The availability and quality of service, as well as statistical information on traffic loading, are continuously monitored for quality assurance. The management platform has the capability to remotely access routers, servers and layer two switches, permitting changes in configuration without the need to physically be at the service point. This management platform allows us to offer network monitoring and management services to businesses and governmental entities.

Competition

        We operate in intensely competitive industries and compete with a growing number of companies that provide a broad range of communication, entertainment and information products and services. Technological changes are further intensifying and complicating the competitive landscape and consumer behavior.

Retail Wireless Services and Products Competition

        We compete with AT&T, Verizon, and other community or regional-based wireless providers, and resellers of those services in Anchorage and other markets. Regulatory policies favor robust competition in wireless markets. Wireless local number portability helps to maintain a high level of competition in the industry because it allows subscribers to switch carriers without having to change their telephone numbers.

        The communications industry continues to experience significant technological changes, as evidenced by the increasing pace of improvements in the capacity and quality of digital technology, shorter cycles for new products and enhancements and changes in consumer preferences and expectations. Accordingly, we expect competition in the wireless communications industry to continue to be dynamic and intense as a result of the development of new technologies, services and products.

        The national wireless carriers with whom we compete, AT&T and Verizon, have resources that are greater than ours. These companies have significantly greater capital, financial, marketing, human capital, distribution and other resources than we do. Specifically, as a regional wireless carrier we may not have immediate access to some wireless handsets that are available to these national wireless carriers.

        We compete for customers based principally upon price, bundled services, the services and enhancements offered, network quality, customer service, statewide network coverage and capacity, TurboZone, the type of wireless handsets offered, and the availability of differentiated features and services. Our ability to compete successfully will depend, in part, on our marketing efforts and our ability to anticipate and respond to various competitive factors affecting the industry.

Data Services and Products Competition

        The Internet industry is highly competitive, rapidly evolving and subject to constant technological change. Competition is based upon price and pricing plans, service bundles, the types of services offered, the technologies used, customer service, billing services, and perceived quality, reliability and availability. We compete with other Alaska based Internet providers and domestic, non-Alaska based providers that provide national service coverage. Several of the providers headquartered outside of Alaska have substantially greater financial, technical and marketing resources than we do.

        Niche providers in the industry, both local and national, compete with certain of our Internet service products, such as web hosting, list services, and e-mail.

        We expect to continue to provide, at reasonable prices and in competitive bundles, a greater variety of data services than are available through other alternative delivery sources. Additionally, we believe we offer superior technical performance and speed, and responsive community-based customer service. Increased competition, however, may adversely affect our market share and results of operations from our data services product offerings.

        Presently, there are a number of competing companies in Alaska that actively sell and maintain data and voice communications systems. Our ability to integrate communications networks and data communications equipment has allowed us to maintain our market position based on customer support services rather than price competition alone. These services are blended with other transport products into unique customer solutions, including managed services and outsourcing.

Video Services and Products Competition

        Our video systems face competition from services and devices that offer Internet video streaming and distribution of movies, television shows and other video programming, as well as alternative methods of receiving and distributing television signals, including DBS, digital video over telephone lines, broadband IP-based services, wireless and satellite master antenna television systems. Our video systems also face competition from potential overbuilds of our existing cable systems. The extent to which our video systems are competitive depends, in part, upon our ability to provide quality programming and other services at competitive prices.

        Online video services via the Internet are a major growing source of competition for our video services. Additionally, some online video services are also beginning to produce or acquire their own original content. However, as a major Internet-provider ourselves, the competition may result in additional data service subscriber revenue to the extent we grow average Internet revenue per subscriber.

        We believe that the greatest source of external competition for our video services comes from the DBS industry. Two major companies, DIRECTV and DISH DBS Corporation, are currently offering high-power DBS services in Alaska.

        Competitive forces will be counteracted by offering expanded programming through digital services. Digital delivery technology is being utilized in all of our systems. We have retransmission agreements with various broadcasters and provide for the uplink/downlink of their signals into certain of our systems, and local programming for our customers. Additionally, our acquisition of television stations provides us the opportunity to create unique content for our subscribers.

        Video systems generally operate pursuant to franchises granted on a non-exclusive basis. The 1992 Cable Act gives local franchising authorities jurisdiction over basic video service rates and equipment in the absence of "effective competition." The 1992 Cable Act also prohibits franchising authorities from unreasonably denying requests for additional franchises and permits franchising authorities to operate video systems. Well-financed businesses from outside the video industry may become competitors for franchises or providers of competing services.

        We expect to continue to provide, at reasonable prices and in competitive bundles, a greater variety of video services than are available off-air or through other alternative delivery sources. Additionally, we believe we offer superior technical performance and responsive community-based customer service. Increased competition, however, may adversely affect our market share and results of operations from our video services product offerings.

Voice Services and Products Competition

        Our most significant competition for local access and long-distance comes from wireless substitution and voice over Internet protocol services. Wireless local number portability allows consumers to retain the same phone number as they change service providers allowing for interchangeable and portable fixed-line and wireless numbers. A growing number of consumers now use wireless service as their primary voice phone service for local calling. We also compete against Incumbent Local Exchange Carriers ("ILECs"), long-distance resellers and certain smaller rural local telephone companies for local access and long-distance. We have competed by offering what we believe is excellent customer service, cross product discounts, and by providing desirable bundles of services.

        See "Regulation—Wireline Voice Services and Products" below for more information.

Seasonality

        Our Wireline segment services and products do not exhibit significant seasonality. Our ability to implement construction projects is hampered during the winter months because of cold temperatures, snow and short daylight hours.

Major Customer

        We had no Wireline segment major customers in 2014, 2013 or 2012.

Sales and Marketing—Company-wide

        Our sales and marketing strategy hinges on our ability to leverage (i) our unique position as an integrated provider of multiple communications, Internet and video services, (ii) our well-recognized and respected brand names in the Alaskan marketplace and (iii) our leading market positions in the services and products we offer. By continuing to pursue a marketing strategy that takes advantage of these characteristics, we believe we can increase our customer market penetration and retention rates, increase our share of our customers' aggregate voice, video, data and wireless services expenditures and achieve continued growth in revenues and operating cash flow.

Environmental Regulations

        We undertake activities that may, under certain circumstances, affect the environment. Accordingly, they may be subject to federal, state, and local laws designed to preserve or protect the environment, including the Clean Water Act and the Emergency Planning and Community Right-to-Know Act. The Federal Communications Commission ("FCC"), Bureau of Land Management, U.S. Forest Service, U.S. Fish and Wildlife Service, U.S. Army Corps of Engineers, and National Park Service are among the federal agencies required by the National Environmental Policy Act of 1969 to consider the environmental impact of actions they authorize, including facility construction.

        The principal effect of our facilities on the environment would be in the form of construction of facilities and networks at various locations in Alaska and between Alaska, Washington, and Oregon. Our facilities have been constructed in accordance with federal, state and local building codes and zoning regulations whenever and wherever applicable. Some facilities may be on wetlands that may be subject to state and/or federal regulation. We obtain federal, state, and local permits, as required, for our projects and operations. We are unaware of any material violations of federal, state or local regulations or permits.

Patents, Trademarks, and Licenses

        We do not hold patents, franchises (with the exception of video services as described below) or concessions for communications services or local access services. We hold a number of federally registered service marks used by our reportable segments. The Communications Act of 1934, as amended, gives the FCC the authority to license and regulate the use of the electromagnetic spectrum for radio communications. We hold licenses for our satellite and microwave transmission facilities for provision of long-distance services provided by our Wireline segment. We hold various licenses for spectrum and broadcast television use. These licenses may be revoked and license renewal applications may be denied for cause. However, we expect these licenses to be renewed in due course when, at the end of the license period, a renewal application will be filed.

        We hold licenses for earth stations that are generally licensed for fifteen years. The FCC also issues a single blanket license for a large number of technically identical earth stations. Our operations may require additional licenses in the future.

        We are certified through the Regulatory Commission of Alaska ("RCA") to provide video service by Certificates of Public Convenience and Necessity ("CPCN"). These CPCNs are nonexclusive certificates defining each authorized service area. Although CPCNs have no stated expiration date, they may be revoked due to cause.

Regulation

        Our businesses are subject to substantial government regulation and oversight. The following summary of regulatory issues does not purport to describe all existing and proposed federal, state, and local laws and regulations, or judicial and regulatory proceedings that affect our businesses. Existing laws and regulations are reviewed frequently by legislative bodies, regulatory agencies, and the courts and are subject to change. We cannot predict at this time the outcome of any present or future consideration of proposed changes to governing laws and regulations.

Wireless Services and Products

        General.    The FCC regulates the licensing, construction, interconnection, operation, acquisition, and transfer of wireless network systems in the United States pursuant to the Communications Act. As wireless licensees, we are subject to regulation by the FCC, and must comply with certain build-out and other license conditions, as well as with the FCC's specific regulations governing wireless services. The FCC does not currently regulate rates for services offered by commercial mobile radio service providers (the official legal description for wireless service providers).

        Commercial mobile radio service wireless systems are subject to Federal Aviation Administration and FCC regulations governing the location, lighting, construction, modification, and registration of antenna structures on which our antennas and associated equipment are located and are also subject to regulation under federal environmental laws and the FCC's environmental regulations, including limits on radio frequency radiation from wireless handsets and antennas on towers.

        Universal Service.    The High Cost Program of the Universal Service Fund ("USF") pays Eligible Telecommunications Carriers ("ETCs") to support the provision of facilities-based wireless telephone service in high cost areas. A wireless carrier may seek ETC status so that it can receive support from the USF. Under FCC regulations and RCA orders, we are an authorized ETC for purposes of providing wireless telephone service in Anchorage, Juneau, Fairbanks, and the Matanuska Telephone Association, Inc. ("MTA") study area (which includes the Matanuska-Susitna Valley) and other small areas throughout Alaska. Without ETC status, we would not qualify for USF support in these areas or other rural areas where we propose to offer facilities-based wireless telephone services, and our net cost of providing wireless telephone services in these areas would be materially adversely affected.

        On November 29, 2011, the FCC released rules reforming the methodology for distributing USF high cost support for voice and broadband services, as well as the access charge regime for terminating traffic between carriers. Support for competitive eligible telecommunications carriers ("CETCs") serving areas that generally include Anchorage, Fairbanks, and Juneau followed national reforms and had support per provider per service area capped as of January 1, 2012, and a five-step phase-down commenced on July 1, 2012, which is currently frozen pending the adoption of a successor mechanism. Support to Remote Alaska locations was capped as of January 1, 2012 and is being distributed on a per-line basis until the implementation of a successor funding mechanism. A further rulemaking to consider successor funding mechanisms is underway. We cannot predict at this time the outcome of this proceeding or its effect on Remote high cost support available to us, but our revenue for providing services in these areas would be materially adversely affected by a substantial reduction of USF support.

        On February 6, 2012, the FCC released its Report and Order and Further Notice of Proposed Rulemaking to comprehensively reform and modernize the USF's Lifeline program. The Lifeline program is administered by the Universal Service Administrative Company ("USAC") and is designed to ensure that quality telecommunications services are available to low-income customers at just, reasonable, and affordable rates. The order adopted several reforms, including a requirement for annual recertification of all Lifeline subscribers. Failure to correctly recertify Lifeline subscribers could materially adversely affect our Lifeline revenues and/or increase our costs in the form of FCC fines for failure to comply with Lifeline rules.

        Interconnection.    We have completed negotiations and the RCA has approved current direct wireless interconnection agreements with all of the major Alaska ILECs. These are in addition to indirect interconnection arrangements utilized elsewhere.

        See "Description of Our Business by Reportable Segment—Regulation—Wireline Voice Services and Products—Regulatory Regime Applicable to IP-based Networks" for more information.

        Emergency 911.    The FCC has imposed rules requiring carriers to provide emergency 911 services, including enhanced 911 ("E911") services that provide to local public safety dispatch agencies the caller's phone number and approximate location. Providers are required to transmit the geographic coordinates of the customer's location, either by means of network-based or handset-based technologies, within accuracy parameters revised by the FCC, to be implemented over a phase-in period. Due to Alaska's relatively low population and low cell-site densities, we have excluded certain areas from E911 coverage where cell triangulation is not feasible, pursuant to FCC rule. We have also filed for a waiver, which remains pending, for remaining areas where triangulation may be technically feasible, but where the cell-site densities are insufficient to reach the FCC's standard. We have filed for a separate waiver, also pending, regarding the FCC's recently adopted text-to-911 rules due to technical limitations in our network and the inability of vendors to provide a workable solution; we expect to develop a text-to-911 technical solution during the first half of 2015. Providers may not demand cost recovery as a condition of providing E911, although they are permitted to negotiate cost recovery if it is not mandated by the state or local governments.

        State and Local Regulation.    While the Communications Act generally preempts state and local governments from regulating the entry of, and the rates charged by, wireless carriers, it also permits a state to petition the FCC to allow it to impose commercial mobile radio service rate regulation when market conditions fail to adequately protect customers and such service is a replacement for a substantial portion of the telephone wireline exchange service within a state. No state currently has such a petition on file, and all prior efforts have been rejected.

        In addition, the Communications Act does not expressly preempt the states from regulating the "terms and conditions" of wireless service. Several states have invoked this "terms and conditions" authority to impose or propose various consumer protection regulations on the wireless industry. State attorneys general have also become more active in enforcing state consumer protection laws against sales practices and services of wireless carriers. States also may impose their own universal service support requirements on wireless and other communications carriers, similar to the contribution requirements that have been established by the FCC.

        States have become more active in attempting to impose new taxes and fees on wireless carriers, such as gross receipts taxes. Where successful, these taxes and fees are generally passed through to customers and result in higher costs to customers.

        At the local level, wireless facilities typically are subject to zoning and land use regulation. Neither local nor state governments may categorically prohibit the construction of wireless facilities in any community or take actions, such as indefinite moratoria, which have the effect of prohibiting construction. Nonetheless, securing state and local government approvals for new tower sites has been and is likely to continue to be difficult, lengthy and costly.

Internet-based Services and Products

        General.    There is no one entity or organization that governs the Internet. Each facilities-based network provider that is interconnected with the global Internet controls operational aspects of their own network. Certain functions, such as IP addressing, domain name routing, and the definition of the TCP/IP protocol, are coordinated by an array of quasi-governmental, intergovernmental, and non-governmental bodies. The legal authority of these bodies is not precisely defined.

        The vast majority of users connect to the Internet over facilities of existing communications carriers. Those communications carriers are subject to varying levels of regulation at both the federal and state level. Thus, non-Internet-specific regulatory decisions exercise a significant influence over the economics of the Internet market.

        Many aspects of the coordination and regulation of Internet activities and the underlying networks over which those activities are conducted are evolving. Internet-specific and non-Internet-specific changes in the regulatory environment, including changes that affect communications costs or increase competition from ILECs or other communications services providers, could adversely affect our costs and the prices at which we sell Internet-based services.

        On November 20, 2011, the FCC issued rules governing the activities of cable operators and other Internet service providers in connection with the provision of Internet service. The rules applicable to cable operators and other wireline providers generally prohibited blocking lawful content and prohibiting unreasonable discrimination, outside of reasonable network management, as well as imposing transparency requirements. For wireless providers, the transparency rule and a less restrictive version of the blocking rule applied. On January 14, 2014, in a case challenging these rules, the U.S. Court of Appeals for the D.C. Circuit vacated the anti-discrimination and anti-blocking rules, upheld the transparency rules, and remanded the case to the FCC for further proceedings. The majority opinion held that the FCC possessed the general statutory authority to adopt these rules, but did so in a manner that violated specific statutory prohibitions against imposing common carrier regulations on non-telecommunications services.

        On February 26, 2015, the FCC adopted an order reclassifying Internet service as a telecommunications service under Title II of the Communications Act. This order prohibits broadband providers from blocking or throttling most lawful public Internet traffic, and from engaging in paid prioritization of that traffic. The order also strengthens its transparency rules, which require accurate and truthful service disclosures, sufficient for consumers to make informed choices, for example, about speed, price and fees, latency, and network management practices. The order allows broadband providers to engage in reasonable network management, including using techniques to address traffic congestion. These rules apply equally to wired and wireless broadband services. The order refrains from applying rate regulation and tariff requirements on broadband services. While we do not believe that the FCC order conflicts with our existing practices or offerings, the order will impose regulatory burdens, likely increase our costs, and could adversely affect the manner and price of providing service.

Video Services and Products

        General.    Because video communications systems use local streets and rights-of-way, they generally are operated pursuant to franchises (which can take the form of certificates, permits or licenses) granted by a municipality or other state or local government entity. The RCA is the franchising authority for all of Alaska. We believe that we have generally met the terms of our franchises, which do not require periodic renewal, and have provided quality levels of service. Military franchise requirements also affect our ability to provide video services to military bases.

        The RCA is also certified under federal law to regulate rates for the basic service tier on our video systems. Under state law, however, video service is exempt from regulation unless subscribers petition the RCA. At present, regulation of basic video rates takes place only in Juneau. The RCA does not regulate rates for cable modem service.

        Must Carry/Retransmission Consent.    The 1992 Cable Act contains broadcast signal carriage requirements that allow local commercial television broadcast stations to elect once every three years to require a cable system to carry the station, subject to certain exceptions, or to negotiate for "retransmission consent" to carry the station.

        The FCC has adopted rules to require cable operators to carry the digital programming streams of broadcast television stations. Further, the FCC has declined to require any cable operator to carry multiple digital programming streams from a single broadcast television station, but should the FCC change this policy, we would be required to devote additional cable capacity to carrying broadcast television programming streams, a step that could require the removal of other programming services.

        Segregated Security for Set-top Devices.    The FCC mandated, effective July 1, 2007, that all new set-top video navigation devices must segregate the security function from the navigation function. The new devices are more expensive than existing equipment, and compliance would increase our cost of providing video services. In late 2014, the President signed into law the STELA Reauthorization Act of 2014 ("STELAR"), which repeals the navigation device integrated security ban effective December 30, 2015.

        AllVid Proceeding.    On April 21, 2010, the FCC adopted a Notice of Inquiry to consider ways to develop a standardized interface for accessing video content, as an alternative to set-top boxes. Adoption of new rules or standards in this area could affect the manner in which we deliver video products to our customers. Pursuant to STELAR, the FCC has convened a Downloadable Security Technical Advisory Committee ("DSTAC") to consider and recommend performance objectives, technical capabilities and technical standards to promote competitive availability of navigation devices. The DSTAC report is due by September 30, 2015. We are unable to predict if the FCC will act on the report to propose concrete rules at that time.

        Pole Attachments.    The Communications Act requires the FCC to regulate the rates, terms and conditions imposed by public utilities for cable systems' use of utility pole and conduit space unless state authorities can demonstrate that they adequately regulate pole attachment rates. In the absence of state regulation, the FCC administers pole attachment rates on a formula basis. This formula governs the maximum rate certain utilities may charge for attachments to their poles and conduit by companies providing communications services, including cable operators. The RCA, however, does not use the federal formula and instead has adopted its own formula that has been in place since 1987. This formula could be subject to further revisions upon petition to the RCA. In addition, on April 7, 2011, the FCC adopted an order to rationalize different pole attachment rates among types of services. The United States Court of Appeals, D.C. Circuit, upheld the FCC's rules, denying challenges from several utility companies. Though the general purpose of the rule changes was to ensure pole attachment rates as low and as uniform as possible, we do not expect the rules to have an immediate impact on the terms under which we access poles. In addition, because the RCA has adopted its own formula, the FCC's reclassification of broadband service as a "telecommunications service" is not anticipated to have any near-term impact. We cannot predict the likelihood of the RCA changing its formula, adopting the federal formula, or relinquishing its oversight of pole attachments to the FCC, any of which could increase the cost of our operations.

        Copyright.    Cable television systems are subject to federal copyright licensing covering carriage of television and radio broadcast signals. In exchange for filing certain reports and contributing a percentage of their revenues to a federal copyright royalty pool that varies depending on the size of the system, the number of distant broadcast television signals carried, and the location of the cable system, cable operators can obtain blanket permission to retransmit copyrighted material included in broadcast signals. The possible modification or elimination of this compulsory copyright license is the subject of continuing legislative review. We cannot predict the outcome of this legislative review, which could adversely affect our ability to obtain desired broadcast programming. Copyright clearances for non-broadcast programming services are arranged through private negotiations.

Wireline Voice Services and Products

        General.    As an interexchange carrier, we are subject to regulation by the FCC and the RCA as a non-dominant provider of interstate, international, and intrastate long-distance services. As a state-certificated competitive local exchange carrier, we are subject to regulation by the RCA and the FCC as a non-dominant provider of local communications services. Military franchise requirements also affect our ability to provide communications services to military bases.

        Universal Service.    The USF pays ETCs to support the provision of facilities-based wireline telephone service in high cost areas. Under FCC regulations and RCA orders, we are an authorized ETC for purposes of providing wireline local exchange service in Anchorage, Juneau, Fairbanks, the MTA study area (which includes the Matanuska-Susitna Valley), and other small areas throughout Alaska. Without ETC status, we would not qualify for USF support in these areas or other rural areas where we propose to offer facilities-based wireline telephone services, and our net cost of providing local telephone services in these areas would be materially adversely affected. See "Description of Our Business by Reportable Segment—Regulation—Wireless Services and Products—Universal Service" for information on USF reform.

        Rural Exemption and Interconnection.    A Rural Telephone Company is exempt from compliance with certain material interconnection requirements under Section 251(c) of the 1996 Telecom Act, including the obligation to negotiate Section 251(b) and (c) interconnection requirements in good faith, unless and until a state regulatory commission lifts such "rural exemption" or otherwise finds it not to apply. All ILECs in Alaska are Rural Telephone Companies except ACS in its Anchorage study area. We participated in numerous proceedings regarding the rural exemptions of various ILECs, including ACS (for its Fairbanks and Juneau operating companies), MTA and Ketchikan Public Utilities, in order to achieve the necessary interconnection agreements with the remaining ILECs. In other cases the interconnection agreements were reached by negotiation without regard to the implications of the ILEC's rural exemption.

        We have completed negotiation and/or arbitration of the necessary interconnection provisions and the RCA has approved current wireline Interconnection Agreements between Parent and all of the major ILECs. We have entered all of the major Alaskan markets with local access services.

        See "Description of Our Business by Reportable Segment—Consumer—Competition—Voice Services and Products Competition" for more information.

        Access Charges and Other Regulated Fees.    The FCC regulates the fees that local telephone companies charge long-distance companies for access to their local networks. On November 29, 2011, the FCC released rules to restructure and reduce over time originating interstate access charges, along with a proposal to adopt similar reforms applicable to terminating interstate access charges. We do not anticipate that the adopted changes, for which implementation began in 2012, will have a material impact on our operations, except that the reduction of interstate access rates generally will result in a cost savings on access charges to us. However, the details of implementation in general and between different classes of technology continue to be addressed, and they could affect the economics of some aspects of our business. We cannot predict at this time the impact of this implementation or future implementation of adopted reforms, but we do not expect it to have a material impact on our operations.

        Access to Unbundled Network Elements.    The ability to obtain unbundled network elements ("UNEs") is an important element of our local access services business. We cannot predict the extent to which existing FCC rules governing access to and pricing for UNEs will be changed in the face of additional legal action and the impact of any further rule modifications that are yet to be determined by the FCC. Moreover, the future regulatory classification of services that are transmitted over facilities may impact the extent to which we will be permitted access to such facilities. Changes to the applicable regulations could result in a change in our cost of serving new and existing markets.

        Local Regulation.    We may be required to obtain local permits for street opening and construction permits to install and expand our networks. Local zoning authorities often regulate our use of towers for microwave and other communications sites. We also are subject to general regulations concerning building codes and local licensing. The Communications Act requires that fees charged to communications carriers be applied in a competitively neutral manner, but there can be no assurance that ILECs and others with whom we will be competing will bear costs similar to those we will bear in this regard.

        Regulatory Regime Applicable to IP-based Networks.    On January 30, 2014, the FCC adopted an order calling for experiments to examine how best to accelerate the technological and regulatory transitions from traditional TDM-based networks to IP-based technologies. Although no entity has proposed conducting a technology transition experiment in our service territory in response to the FCC's January 2014 order, additional proposals for experiments are possible. We cannot predict whether additional proposals for experiments might be submitted to the FCC nor any resulting proceedings or their effect on us. The FCC also has other open dockets through which it might make changes to the regulatory regime applicable to IP-based networks. A change in regulatory obligation or classification that interferes with our ability to exchange traffic with other providers, that raises the cost of doing so, or that adversely affects eligibility for USF support could materially affect our net cost of and revenue from providing local services.

        Rural Health Care Program.    On December 12, 2012, the FCC created the Healthcare Connect Fund to supplement the existing Rural Health Care Program of the USF. Healthcare providers can choose to participate under either the existing Rural Health Care Program or the new Healthcare Connect Fund. We cannot predict at this time the impact of this change but we do not expect it to have a material impact on our operations.

        Schools and Libraries Program.    On July 11 and December 11, 2014, the FCC adopted orders modernizing the USF Schools and Libraries Program ("E-Rate"). These orders, among other things, increased the annual E-Rate cap by approximately $1.5 billion, designated funds for internal connections within schools and libraries, and eliminated funding for certain legacy services, such as voice, to increase the availability of 21st century connectivity to support digital learning in schools nationwide. We cannot at this time predict the effect of these orders on the overall E-Rate support available to our schools and libraries customers, but the elimination of funding of certain services, including video conferencing services, could materially affect our revenue from such customers.

Financial Information about our Foreign and Domestic Operations and Export Sales

        We do not have significant foreign operations or export sales. We conduct our operations throughout the contiguous United States and Alaska and believe that any subdivision of our operations into distinct geographic areas would not be meaningful.

Company-Sponsored Research

        We have not expended material amounts during the last three fiscal years on company-sponsored research activities.

Geographic Concentration and the Alaska Economy

        We offer wireless, data and voice telecommunication services and video services to customers primarily throughout Alaska. Because of this geographic concentration, growth of our business and operations depends upon economic conditions in Alaska. The economy of Alaska is dependent upon the natural resource industries, and in particular oil production, as well as government spending, investment earnings and tourism. A long-term decrease in oil prices may impact spending by the oil and gas industry and the government, which could negatively impact our revenue. The government spending is comprised of state government and United States military spending. Any deterioration in these markets could have an adverse impact on us.

Employees

        We employed 2,255 persons as of December 31, 2014, and we are not subject to any collective bargaining agreements with our employees. We believe our future success will depend upon our continued ability to attract and retain highly skilled and qualified employees. We believe that relations with our employees are satisfactory.

Other

        No material portion of our business is subject to renegotiation of profits or termination of contracts at the election of the federal government.

Properties

        Our properties do not lend themselves to description by location of principal units. The majority of our properties are located in Alaska. We lease most of our executive, corporate and administrative facilities and business offices. Our operating, executive, corporate and administrative properties are in good condition. We consider our properties suitable and adequate for our present needs and they are being fully utilized.

        Our Wireline and Wireless segments have properties that consist primarily of undersea and terrestrial fiber optic cable networks, switching equipment, satellite transponders and earth stations, microwave radio, cable and wire facilities, cable head-end equipment, wireless towers and equipment, coaxial distribution networks, connecting lines (aerial, underground and buried cable), routers, servers, transportation equipment, computer equipment, general office equipment, land, land improvements, landing stations and other buildings. Substantial amounts of our properties are located on or in leased real property or facilities. Substantially all of our properties secure our Senior Credit Facility. See note 6 in the "Consolidated Financial Statements and Supplementary Data" included elsewhere in this Prospectus for more information.

Legal Proceedings

        We are involved in various lawsuits, billing disputes, legal proceedings, and regulatory matters that have arisen from time to time in the normal course of business. Management believes there are no proceedings from asserted and unasserted claims which if determined adversely would have a material adverse effect on our financial position, results of operations or liquidity.

MANAGEMENT

Directors and Executive Officers

        The following table sets forth certain information about the directors and executive officers of GCI, Inc. and its parent, General Communication, Inc. as of the date of this Prospectus. Ages are as of December 31, 2014.

Name	Age	Position
Stephen M. Brett	74	Chairman, Director of General Communication, Inc.
Ronald A. Duncan	62	President, Chief Executive Officer and Director of General Communication, Inc. and Director of GCI, Inc.
Peter J. Pounds	41	Senior Vice President, Chief Financial Officer and Secretary of General Communication, Inc.; Chief Financial Officer, Senior Vice President, Secretary, Treasurer and Director of GCI, Inc.
G. Wilson Hughes	69	The Alaska Wireless Network Chief Executive Officer
William C. Behnke	57	Senior Vice President of General Communication, Inc.
Martin E. Cary	50	Vice President—General Manager, Managed Broadband Services of General Communication, Inc.
Gregory F. Chapados	57	Executive Vice President and Chief Operating Officer of General Communication, Inc.; President of GCI, Inc.
Paul E. Landes	56	Senior Vice President and General Manager, Consumer Services of General Communication, Inc.
Gregory W. Pearce	51	Vice President and General Manager, Business Services of General Communication, Inc.
Tina M. Pidgeon	46	General Counsel, Chief Compliance Officer, and Senior Vice President, Governmental Affairs of General Communication, Inc.
Bridget L. Baker	54	Director of General Communication, Inc.
Jerry A. Edgerton	72	Director of General Communication, Inc.
Scott M. Fisher	48	Director of General Communication, Inc.
William P. Glasgow	56	Director of General Communication, Inc.
Mark W. Kroloff	57	Director of General Communication, Inc.
Stephen R. Mooney	55	Director of General Communication, Inc.
James M. Schneider	62	Director of General Communication, Inc.
Eric Zinterhofer	43	Director of General Communication, Inc.

        Stephen M. Brett.    Mr. Brett has served as Chairman of General Communication, Inc. since June 2005 and as a director on the General Communication, Inc. board since January 2001. He has been of counsel to Sherman & Howard, L.L.C., a law firm, since January 2001. He was Senior Executive Vice President for AT&T Broadband from March 1999 to April 2000. His present term as a director of General Communication, Inc. expires at the time of General Communication, Inc.'s 2015 annual meeting.

        Ronald A. Duncan.    Mr. Duncan is a co-founder of General Communication, Inc. and has served as a director of General Communication, Inc. since 1979 and a director of GCI, Inc. since May 1997. Mr. Duncan has served as President and Chief Executive Officer of General Communication, Inc. since January 1989. His present term as director on the board expires at the time of General Communication, Inc.'s 2015 annual meeting.

        Peter J. Pounds.    Mr. Pounds became the Chief Financial Officer of General Communication, Inc. and one of its Senior Vice Presidents effective January 1, 2014. Prior to that he served as Vice President, Finance since 2009. Prior to that, he served as Senior Financial Analyst.

        G. Wilson Hughes.    Mr. Hughes has served as the Chief Executive Officer of The Alaska Wireless Network, LLC since July 22, 2013. Prior to that he served as Executive Vice President—Wireless of General Communication, Inc. from June 4, 2012 to July 22, 2013. Prior to that, he served as Executive Vice President and General Manager from June 1991 to June 4, 2012.

        William C. Behnke.    Mr. Behnke has served as one of the Senior Vice Presidents of General Communication, Inc. since January 2001.

        Martin E. Cary.    Mr. Cary has served as Vice President—General Manager, Managed Broadband Services of General Communication, Inc. since September 2004.

        Gregory F. Chapados.    Mr. Chapados has served as Executive Vice President and Chief Operating Officer of General Communication, Inc. since June 2012. Prior to that, he served as one of the Senior Vice Presidents of General Communication, Inc. from June 2006 to June 2012.

        Paul E. Landes.    Mr. Landes has served as one of the Senior Vice Presidents of General Communication, Inc. and as General Manager, Consumer Services since December 2010. Prior to that, he served as Vice President and General Manager, Consumer Services of General Communication, Inc. from September 2005 to December 2010.

        Gregory W. Pearce.    Mr. Pearce has served as Vice President and General Manager, Business Services of General Communication,  Inc. since June 2010. Prior to that, he served as Vice President and General Manager, Commercial Services beginning in September 2005.

        Tina M. Pidgeon.    Ms. Pidgeon has served as General Counsel, Chief Compliance Officer, and Senior Vice President, Governmental Affairs of General Communication, Inc., since September 2010. Prior to that, she served as Vice President, Federal Regulatory Affairs from January 2003 to September 2010.

        Bridget L. Baker.    Ms. Baker has served as a director of General Communication, Inc. since July 2013. Since January 2013, she has been a Principal of Baker Media, Inc., an entertainment and media consulting firm that she founded. From 2006 to 2012, she was NBCUniversal's President of TV Networks where she oversaw the North American distribution of NBCUniversal's content across the cable, satellite, and telecommunications industry. Her present term as a director of General Communication, Inc. expires at the time of General Communication, Inc.'s 2017 annual meeting.

        Jerry A. Edgerton.    Mr. Edgerton has served as a director of General Communication, Inc. since June 2004. Since January 2013, he has been Chief Executive Officer of Cumulus Solutions, Inc., a provider of visual collaboration tools. From September 2011 to December 2012, he was President of Global Services for iNETWORKS Group, Inc., a comprehensive telecommunications solutions provider. From July 2009 to August 2011, he was President of Government Markets for Core 180, a network integrator for large governmental and commercial customers. From November 2007 to May 2009, he was Chief Executive Officer for Command Information, Inc., a next generation Internet service company. From April 2007 to October 2007, Mr. Edgerton was an advisor on matters affecting the telecommunications industry as well as the U.S. government. Prior to that and from January 2006 to April 2007, he was Group President of Verizon Federal. Prior to that and from November 1996, he was Senior Vice President—Government Markets for MCI Communications Corporation, an affiliate of MCI, which was later acquired by Verizon Communications, Inc. His present term as a director of General Communication, Inc. expires at the time of General Communication, Inc.'s 2017 annual meeting.

        Scott M. Fisher.    Mr. Fisher has served as a director of General Communication, Inc. since December 2005. From 1998 to the present, he has been a partner of Fisher Capital Partners, Ltd., a private equity and real estate investment company located in Denver, Colorado. During that time,

Fisher Capital owned and operated Peak Cablevision, a multiple system cable television operator with approximately 120,000 subscribers. At Peak Cablevision, Mr. Fisher was responsible for television programming and corporate development. From June 1990 to April 1998, he was Vice President at The Bank of New York and BNY Capital Resources Corporation, an affiliate of The Bank of New York, where he worked in the corporate lending and commercial leasing departments. Mr. Fisher serves on the advisory boards of several private companies. His present term as director of General Communication, Inc. expires at the time of General Communication, Inc.'s 2016 annual meeting.

        William P. Glasgow.    Mr. Glasgow has served as a director of General Communication, Inc. since 1996. From 2005 to the present, Mr. Glasgow has been Chief Executive Officer of AmericanWay Education. From 1999 to December 2004, he was President/CEO of Security Broadband Corp. From 2000 to the present Mr. Glasgow has been President of Diamond Ventures, L.L.C., a Texas limited liability company and sole general partner of Prime II Management, L.P., and Prime II Investments, L.P., both of which are Delaware limited partnerships. Since 1996, he has been President of Prime II Management, Inc., a Delaware corporation, which was formerly the sole general partner of Prime II Management, L.P. His present term as a director of General Communication, Inc. expires at the time of General Communication, Inc.'s 2016 annual meeting.

        Mark W. Kroloff.    Mr. Kroloff has served as a director of General Communication, Inc. since February 2009. Since January 2010, he has been a principal at First Alaskan Capital Partners, LLC, an investment firm. From May 2005 to December 2009, he was Senior Executive Vice President and Chief Operating Officer of Arctic Slope Regional Corporation, an Alaska Native regional corporation formed pursuant to the Alaska Native Claims Settlement Act. From 2001 to April 2005, Mr. Kroloff was Chief Operating Officer of Cook Inlet Region, Inc., also an Alaska Native regional corporation. Prior to that, from 1989 to 2001 he was Vice President and General Counsel of Cook Inlet Region, Inc. He also serves on the board of managers for Trilogy International Partners, LLC. Mr. Kroloff's present term as a director of General Communication, Inc. expires at the time of General Communication, Inc.'s 2017 annual meeting.

        Stephen R. Mooney.    Mr. Mooney has served as a director of General Communication, Inc. since January 1999. He has been a Partner at Chessiecap Securities, Inc., an investment bank specializing in technology and telecommunications services based in Maryland since 2012. From April 2010 to 2012, Mr. Mooney was a Managing Director with the McClean Group, LLC, a national financial advisory services firm. From February 2008 to November 2009, Mr. Mooney was Vice President, Business Development for Affiliated Computer Services, Inc., a global information technology and business process outsourcing company. From January 2006 to September 2007, he was Executive Director, Business Development of VerizonBusiness, a unit of Verizon. Prior to that, he was Vice President, Corporate Development and Treasury Services at MCI beginning in 2002. From 1999 to 2002, he was Vice President of WorldCom Ventures Fund, Inc. His present term as a director of General Communication, Inc. expires at the time of General Communication, Inc.'s 2015 annual meeting.

        James M. Schneider.    Mr. Schneider has served as a director of General Communication, Inc. since July 1994. He has been Chairman of Frontier Bancshares, Inc. since February 2007. Prior to that, Mr. Schneider had been Senior Vice President and Chief Financial Officer for Dell, Inc. from March 2000 to February 2007. Prior to that, he was Senior Vice President—Finance for Dell Computer Corporation from September 1998 to March 2000. From 2012 to the present Mr. Schneider has been an Operating Partner for Lead Edge Capital. He served on the board of directors of GAP, Inc. from September 2003 to October 2010. Mr. Schneider also served on the board of directors of Lockheed Martin Corporation from December 2005 to August 2010. His present term as a director of General Communication, Inc. expires at the time of General Communication, Inc.'s 2016 annual meeting.

        Eric Zinterhofer.    Mr. Zinterhofer has served as a director of General Communication, Inc. since March 4, 2015. Mr. Zinterhofer is a Founding Partner of Searchlight Capital Partners. Prior to

co-founding Searchlight, Mr. Zinterhofer was co-head of the media and telecommunications investment platform at Apollo Management, L.P. Mr. Zinterhofer has been an active cable investor over the last 15 years in companies such as Charter Communications, Liberty Cablevision Puerto Rico, Unity Media, Cablecom and Primacom. Mr. Zinterhofer is also an active investor in the fiber, wireless and satellite sectors, having invested in Integra Telecom, IPCS, Spectrasite and Dish TV India. His present term as a director of General Communication, Inc. expires at the time of General Communication, Inc.'s 2015 annual meeting.

Litigation and Regulatory Matters

        We were, as of December 31, 2014, involved in several administrative and civil action matters primarily related to our telecommunications markets in Alaska and the remaining 49 states and other regulatory matters. These actions are discussed in more detail elsewhere in this report. See "Business—Legal Proceedings." However, as of that date, our board was unaware of any legal proceedings in which one or more of our directors, officers, affiliates or owners of record or beneficially of more than 5% of any class of our voting securities, or any associates of the previously listed persons were parties adverse to us or any of our subsidiaries. Furthermore, as of that date, our board was unaware of any events occurring during the past 10 years materially adverse to an evaluation of the ability or integrity of any director, person nominated to become a director or executive officer of the Company.

        In December 2010, Mr. Schneider settled charges brought against him by the SEC for actions that allegedly took place when he was the chief financial officer at Dell, Inc. Mr. Schneider is no longer employed by Dell, Inc. He settled the charges and consented to the issuance of an SEC administrative order without admitting or denying the SEC's findings, with limited exceptions. The limited exceptions are acknowledgment of the SEC's jurisdiction over Mr. Schneider and the subject matter of the SEC proceedings brought against him, and the SEC findings with respect to litigation involving that company and certain of its senior executive officers including Mr. Schneider. The court in that litigation entered an order permanently enjoining Mr. Schneider, by consent, from future violations of specified provisions of federal securities law. Mr. Schneider paid, as specified in the court's order, $3 million as a civil money penalty and $83,096 in disgorgement of ill-gotten gains, as well as $38,640 in prejudgment interest. In the settlement with the SEC, Mr. Schneider has further consented to his suspension from appearing or practicing before the SEC as an accountant for at least five years, after which time he may request reinstatement by application to the SEC.

 COMPENSATION DISCUSSION AND ANALYSIS

Overview—

        Compensation of Parent's executive officers and directors during 2014 was subject to processes and procedures carried out through Parent's Compensation Committee ("Compensation Program"). This compensation discussion and analysis ("Compensation Discussion and Analysis") addresses the material elements of Parent's Compensation Program as applied to Parent's Chief Executive Officer, Parent's Chief Financial Officer, and to each of Parent's three other most highly compensated executive officers other than the Chief Executive Officer and Chief Financial Officer who were serving as executive officers as of December 31, 2014. All five of these officers are identified in the Summary Compensation Table ("Named Executive Officers"). See "—Executive Compensation—Summary Compensation Table."

        For purposes of this Compensation Discussion and Analysis section only, except as otherwise indicated or as the context otherwise requires, references to "Company", "we", "us", "our" and correlative terms shall refer to Parent and its subsidiaries (including, where applicable, GCI, Inc.) on a consolidated basis.

        Both the Compensation Committee and the Company believe that the compensation paid to the Named Executive Officers under our Compensation Program is fair, reasonable, competitive and consistent with our Compensation Principles. See "Compensation Discussion and Analysis—Principles of the Compensation Program."

        Parent's Compensation Committee is composed of Messrs. Brett, Edgerton (Chair), Mooney, and Schneider. All of the members of the committee are considered by Parent's board to be Independent Directors.

        The charter of the Compensation Committee guides decisions regarding our Compensation Program, the aspects of which are described elsewhere in this report. See "Compensation Discussion and Analysis—Process." A copy of the Compensation Committee Charter is available to our shareholders on our Internet website: www.gci.com.

        Parent's Charter of the Compensation Committee sets forth the scope of authority of Parent's Compensation Committee and requires the committee to carry out the following:

  •
  Review, on an annual basis, plans and targets for executive officer and board member compensation, if any—

  •
  Review is specifically to address expected performance and compensation of, and the criteria on which compensation is based for, the Chief Executive Officer and such other of our executive officers as our board may designate for this purpose.

  •
  Monitor the effect of ongoing events on, and the effectiveness of, existing compensation policies, goals, and plans—

  •
  Events specifically include but are not limited to the status of the premise that all pay systems correlate with our compensation goals and policies.

  •
  Report from time to time, its findings to our board.

  •
  Administer our Amended and Restated 1986 Stock Option Plan ("Stock Option Plan") and approve grants of options and awards pursuant to the plan.

  •
  Strive to make our compensation plans fair and structured so as to maximize shareholder value.

In carrying out its duties, our Compensation Committee may accept for review and inclusion in its annual review with our board, recommendations from our Chief Executive Officer as to expected performance and compensation of, and the criteria on which compensation is based for, executive officers. See "Compensation Discussion and Analysis—Process."

Principles of the Compensation Program—

        Our Compensation Program is based upon the following principles ("Compensation Principles"):

  •
  Compensation is related to performance and must cause alignment of interests of executive officers with the long term interests of our shareholders.

  •
  Compensation targets must take into consideration competitive market conditions and provide incentives for superior performance by the Company.

  •
  Actual compensation must take into consideration the Company's and the executive officer's performance over the prior year and the long term, and the Company's resources.

  •
  Compensation is based upon both qualitative and quantitative factors.

  •
  Compensation must enable the Company to attract and retain management necessary to cause the Company to succeed.

Process—

        Overview.    Our Compensation Committee reviews and approves the base salary, incentive and other compensation of our Chief Executive Officer and senior executive officers, including the Named Executive Officers. The analyses and recommendations of the Chief Executive Officer on these matters may be considered by our Compensation Committee in its deliberations and approvals.

        Other elements of executive compensation and benefits as described in this section are also reviewed by our Compensation Committee on a regular basis.

        Implementation.    Discussions on executive compensation and benefits made by the Compensation Committee have been guided by our Compensation Principles. The elements of compensation as described later in this section are believed by the Compensation Committee to be integral and necessary parts of the Compensation Program.

        Our Compensation Committee has concluded that each individual segment of each element of executive compensation continues generally to be consistent with one or more of our Compensation Principles. Our Compensation Committee has further concluded the amount of compensation provided by the segment is reasonable, primarily based upon a comparison of the compensation amounts and segments we provide when compared to those offered by other similar companies in our industry and in our market.

        Our process for determining executive compensation and benefits does not involve a precise and identifiable formula or link between each element and our Compensation Principles. However, it takes into consideration market practice and information provided by our management. Furthermore, it is based upon the relationship of compensation as shall be paid and financial performance of the Company. It is also the result of discussion among our Compensation Committee members and management. Ultimately it is based upon the judgment of our Compensation Committee.

        Each year our Compensation Committee reviews elements of compensation for each of our senior executive officers including, for 2014, the Named Executive Officers.

        In 2010, base salary and incentive stock targets were compared to survey data and amounts offered by a group of similar companies. The Company's relative financial performance was reviewed in order to determine what a reasonable amount of compensation might be in relation to its peer group. The compensation peer group is principally made up of the following:

  •
  Companies in industries similar to our Company.

  •
  Companies with which our Company competes for executive talent.

  •
  Our Company's direct business competitors.

  •
  Companies that compete with our Company for investment dollars.

        The compensation peer group list used in determining the reasonableness of our Compensation Program consisted of 16 companies as follows:

Alaska Communications Systems Group, Inc.	Knology, Inc.
C Beyond, Inc.	Mediacom Communications Corp.
Cincinnati Bell, Inc.	Premiere Global Services, Inc.
Consolidated Communications Holdings, Inc.	RCN Corp
Crown Media Holdings, Inc.	SureWest Communications
Equinix, Inc.	Time Warner Telecom, Inc.
Grande Communications	Wave Broadband
Iowa Telecommunications Services, Inc.	XO Holdings, Inc.

        Individual levels of base compensation were generally targeted to be set within a range of between the 50th and 75th percentile, based upon the executive's individual performance in the prior year relative to his or her peers, the executive's future potential, and the scope of the executive's responsibilities and experience. Input from the individual executives in terms of their expectation and requirements were considered as well.

        We believe this method of setting compensation enables the Company to attract and retain individuals who are necessary to lead and manage the Company while enabling the Company to differentiate between executives and performance levels and responsibility. The comparison to other companies also allowed the Compensation Committee to determine the reasonableness of the balance between long-term incentive and annual base compensation.

        The Compensation Committee determined that, in general, base compensation levels for the Company's senior officers were reasonable and within the 50th and 75th percentile when compared to officers of companies in our peer group having comparable financial performance when it completed its review in 2010.

        Based on its review in 2010, the Compensation Committee established a four year compensation plan that ended in 2013. During 2014, the Compensation Committee analyzed such things as the economy and the business environment in which the Company operates to determine if any modifications were needed to the four year compensation plan established during 2010. Based on its review, the Compensation Committee concluded that that the salaries and incentive compensation established in 2010 were still appropriate for the senior executive officers with a few exceptions. See "Compensation Discussion and Analysis—Performance Rewarded." The Compensation Committee believes the framework established in 2010 continues to provide an effective framework upon which the Compensation Program is based. The Compensation Committee has modified the Compensation Program at its discretion to continue its effectiveness for motivating the senior executive officers and aligning their interests with the long term interests of our shareholders and believes it is appropriate through 2016.

Elements of Compensation—

        Overview.    For 2014, the elements of compensation in our Compensation Program were as follows:

  •
  Base Salary.

  •
  Incentive Compensation Bonus Plan ("Incentive Compensation Plan").

  •
  Stock Option Plan.

  •
  Perquisites.

  •
  Retirement and Welfare Benefits.

        As of December 31, 2014, there were no compensatory plans or arrangements providing for payments to any of the Named Executive Officers in conjunction with any termination of employment or other working relationship of such an officer with us (including without limitation, resignation, severance, retirement or constructive termination of employment of the officer). Furthermore, as of that date, there were no such plans or arrangements providing for payments to any of the Named Executive Officers in conjunction with a change of control of us or a change in such an officer's responsibilities to us. However, in the event of a change in control, the options and restricted stock of our Named Executive Officers could vest. See "—Executive Compensation—Potential Payments upon Termination or Change-in-Control."

        The Company has no requirements with respect to security ownership by its officers or directors, and it has no policies regarding hedging the economic risk of ownership of Company equity. Executive officers are invited to provide their input with respect to their compensation to the Compensation Committee primarily through our Chief Executive Officer.

        A Named Executive Officer participating in the Compensation Program could, under terms of the corresponding Incentive Compensation Plan agreement with us and pursuant to our Deferred Compensation Plan, elect to defer a significant portion of that compensation. In this instance, the Named Executive Officer becomes our unsecured creditor. See "Nonqualified Deferred Compensation."

        Base Salary.    Effective January 1, 2014, based upon the process previously described in this section, the base salaries reported in the Summary Compensation Table (see "—Executive Compensation—Summary Compensation Table") were approved by the Compensation Committee.

        Mr. Duncan's base salary reflects cash compensation of $925,000 per year. Mr. Duncan's duties remained unchanged during 2014.

        Mr. Hughes' base salary reflects cash compensation of $362,500 per year and $125,000 credited to his Deferred Compensation Arrangement account with us. Mr. Hughes' duties remained unchanged during 2014.

        Mr. Pounds's base salary reflects cash compensation of $350,000 per year. His duties remained unchanged during 2014.

        Ms. Pidgeon's base salary reflects cash compensation of $325,000. During 2014 the Company added Chief Compliance Officer to her existing roles.

        Mr. Chapados' base salary reflects cash compensation of $450,000. His duties remained unchanged during 2014.

        Incentive Compensation Plan.    Overview—A portion of the Company's compensation to each Named Executive Officer relates to, and is contingent upon, the officer's performance and our financial performance and resources.

        Messrs. Duncan, Hughes, Pounds, Chapados and Ms. Pidgeon—Overview.    In October 2010, our board approved changes to our Incentive Compensation Plan to create the incentive compensation framework for our Named Executive Officers (Messrs. Duncan, Hughes, Pounds, Chapados and Ms. Pidgeon, collectively "Named Executive Officers").

        In the context of the Named Executive Officers, the Compensation Committee first determined the targeted annual incentive compensation for each of them. Incentive compensation is paid out in the form of 50% cash and 50% restricted stock grants that vest 100% at the end of three years, unless otherwise determined by the Compensation Committee based on the individual circumstances of each of the Named Executive Officer. Therefore, the incentive compensation is designed to encourage the focus of these executives on long-term performance. Discretionary annual cash bonuses are intended to reward short-term performance and to make our senior executive compensation packages competitive with comparable executive positions in other companies.

        Incentive Compensation.    The following table provides a summary of the 2014 incentive compensation targets for the Named Executive Officers:

Name	Adjusted EBITDA ($)	Capex Spending ($)	Discretionary ($)	Total 2014 Incentive Compensation Plan Target ($)
Ronald A. Duncan(1)	398,578	192,860	1,414,308	2,005,746
Peter J. Pounds(2)	67,500	30,000	202,500	300,000
Gregory F. Chapados(2)	180,000	90,000	630,000	900,000
G. Wilson Hughes	100,000	45,000	321,667	466,667
Tina M. Pidgeon(3)	110,000	—	440,000	550,000

(1)
Mr. Duncan's incentive compensation target is calculated by multiplying the sum of his base salary, director cash compensation, estimated value of the stock grant for service as a director, and incentive compensation ("Total Compensation") by the percentage increase in Adjusted EBITDA from Adjusted EBITDA in 2013 and adding that to his target incentive compensation. For 2014 that resulted in an additional $530,746 added to his incentive compensation plan target of $1,475,000.

(2)
The number of shares issued to Mr. Pounds and Mr. Chapados are determined by dividing the 50% of Incentive Compensation for shares by the price of our Class A shares on December 31, 2012, which was $9.59. This arrangement is in place for Mr. Pounds and Mr. Chapados through 2017.

(3)
Ms. Pidgeon's Incentive Compensation is paid out in the form of 75% cash and 25% restricted stock grants that vest 100% at the end of three years.

        The following is a description of what each of these incentive compensation targets are and how they are measured.

        Adjusted EBITDA.    The Adjusted EBITDA Goal is intended to focus Messrs. Duncan, Pounds, Chapados and Ms. Pidgeon on increasing the earnings before depreciation and amortization expense, net interest expense, income taxes, share-based compensation expense, accretion expense, income or loss from equity investments, net income or loss attributable to non-controlling interest resulting from New Markets Tax Credit transactions and non-cash contribution adjustment ("Adjusted EBITDA") of the Company and in the case of Mr. Hughes on increasing the Adjusted EBITDA of AWN. The goal is achieved by the Company recording Adjusted EBITDA that is greater than the targeted Adjusted EBITDA.

        The targets for this metric were $308.5 million in 2014 for Messrs. Duncan, Pounds, Chapados and Ms. Pidgeon and $137.0 million for Mr. Hughes who would earn their Target Incentive Compensation for this goal if the metric was exceeded. In the case of Messrs. Duncan, Pounds, Chapados, Hughes and Ms. Pidgeon, the incentive compensation earned is increased or decreased from the Target Incentive Compensation by 5% for each $1 million that the actual Adjusted EBITDA is above or below the Adjusted EBITDA metric.

        Capex Spending.    The Capex Spending target is based on core capex spending adjusted for certain one-time items such as real estate purchases and grant funded projects ("Capex Spending") not exceeding the goal set forth by our board. For Messrs. Duncan, Pounds, and Chapados the goal was $179.6 million in 2014. In 2014 the targeted incentive for Capex Spending will be paid out at 100% if the total Capex Spending for the year is $179.6 million or less. For 2014, the Capex Spending was less than $179.6 million. Ms. Pidgeon's incentive compensation did not include this target.

        In the case of Mr. Hughes, the Capex Spending goal for AWN was $57.9 million. In 2014 the targeted incentive for Capex Spending will be paid out at 100% if the total Capex Spending for the year is $57.9 million or less. For 2014, the Capex Spending was less than $57.9 million.

        Discretionary.    The board will take various factors into account when deciding on the payout of the discretionary portion of the plan applying to the Named Executive Officers. These factors include, but are not limited to, leadership, crisis management, succession planning, strategic planning, risk management, special projects, financial reporting, and compliance with our debt covenants.

        The following table summarizes the 2014 incentive compensation achieved by the Named Executive Officers, each of whom participated in this plan. The 2014 incentive compensation was paid 50% in cash and 50% issued in the form of restricted stock grants that will vest at the end of three years after the grant date with the exception of Ms. Pidgeon who was paid 75% in cash and 25% issued in the form of restricted stock grants; the majority of the cash portion was paid in 2014 with the remainder paid in 2015:

Goals	Ronald A. Duncan	Peter J. Pounds	Gregory F. Chapados	G. Wilson Hughes	Tina M. Pidgeon
Adjusted EBITDA Goal—Target Incentive Compensation	$398,578	$67,500	$180,000	$100,000	$110,000
Adjusted EBITDA Goal Achievement(1)	172.6%	172.6%	172.6%	176.5%	172.6%

2014 Adjusted EBITDA Incentive Compensation Earned	$687,946	$116,505	$310,680	$176,500	$189,860
Capex Spending	$192,860	$30,000	$90,000	$45,000	N/A
Capex Spending Achievement	100%	100%	100%	100%	N/A

2014 Capex Spending Incentive Compensation Earned	$192,860	$30,000	$90,000	$45,000	$—
Discretionary	$1,414,308	$202,500	$630,000	$321,667	$440,000
Discretionary Achievement(2)	91.5%	102.3%	94.9%	104.3%	110.9%

2014 Discretionary Incentive Compensation Earned	$1,293,626	$207,062	$597,664	$335,468	$488,178

2014 Incentive Compensation Earned	$2,174,432	$353,567	$998,344	$556,968	$678,038

(1)
The Adjusted EBITDA metric for 2014 was $308.5 million for the Company. Messrs. Duncan, Pounds, Chapados and Ms. Pidgeon would earn their Target Incentive Compensation for this goal if the Company had Adjusted EBITDA equal to the metric. The Target Incentive Compensation is increased or decreased by 5% for each $1 million that the actual Adjusted EBITDA is above or below the metric. For 2014, the actual Adjusted EBITDA was $323 million resulting in actual Adjusted EBITDA that was $14.0 above the metric, therefore, the earned Incentive Compensation for the Adjusted EBITDA goal was increased by 72.6%. The Adjusted EBITDA metric for 2014 was $143.0 million for AWN. Mr. Hughes would earn his Target Incentive Compensation for this goal if AWN had Adjusted EBITDA equal to the metric. The Target Incentive Compensation is increased or decreased by 5% for each $1 million that the actual Adjusted EBITDA is above or below the metric. For 2014, the actual Adjusted EBITDA for AWN was $158.3 million resulting in actual Adjusted EBITDA that was $15.3 million above the metric, therefore, the earned Incentive Compensation for the Adjusted EBITDA goal was increased by 76.5%.

(2)
Our Compensation Committee considered the following factors regarding the Discretionary Achievement of the Named Executive Officers. With regard to Mr. Duncan, the Compensation Committee took into account his leadership during 2014, performance in developing a strategic plan for key components of our business, diversification and succession planning. With regard to Mr. Pounds, the Compensation Committee considered his leadership in regards to risk management, financial planning and management, and financial reporting. With regard to Mr. Chapados, the Compensation Committee considered, among other thing, his leadership, his operating of the Wireline segment, his strategic and financial planning, and risk management. With regard to Mr. Hughes, the Compensation Committee took into account his leadership of the AWN integration, succession planning and the operations of our wireless strategy. With regard to Ms. Pidgeon, the Compensation Committee considered her leadership in managing strategic legal initiatives for the Company, team development, and her role in serving as General Counsel for the Company.

        Incentive Compensation Targets.    Based on discussions with our CEO, management and the practices of other companies, our Compensation Committee approved the following incentive compensation targets for our Named Executive Officers which is expected to be in place through 2016:

Name	Adjusted EBITDA Goal ($)	Capex Spending(1) ($)	Discretionary ($)	Total 2015 Incentive Compensation Plan Target ($)
Ronald A. Duncan(2)	295,000	36,875	1,143,125	1,475,000
Peter J. Pounds(3)	80,000	10,000	310,000	400,000
Gregory F. Chapados(3)	180,000	22,500	697,500	900,000
G. Wilson Hughes	93,333	11,667	361,667	466,667
Tina M. Pidgeon(4)	120,000	—	480,000	600,000

(1)
The Capex Spending target for 2015 is $166.7 million. If Capex Spending exceeds $174.2 million, the payout would reduce in a linear fashion to zero at $176.2 million.

(2)
Mr. Duncan's incentive compensation target is calculated by multiplying the sum of his base salary, director cash compensation, estimated value of the stock grant for service as a director, and incentive compensation ("Total Compensation") by the percentage increase in Adjusted EBITDA from Adjusted EBITDA in 2013 and adding that to his target incentive compensation. Therefore, the exact amount of Mr. Duncan's 2015 Incentive Compensation Plan Target will not be known until the completion of fiscal year 2015.

(3)
Incentive Compensation is paid out in the form of 50% cash and 50% restricted stock grants that vest at the end of three years. The number of shares issued to Mr. Pounds and Mr. Chapados are determined by dividing the 50% of Incentive Compensation for shares by the price of our Class A shares on December 31, 2012, which was $9.59. This arrangement is in place for Mr. Pounds and Mr. Chapados through 2017.

(4)
Ms. Pidgeon's Incentive Compensation is paid out in the form of 75% cash and 25% restricted stock grants that vest 100% at the end of three years.

        The Compensation Committee may change the incentive compensation amounts between the goals at its discretion.

        Retention Incentives.    Restricted stock grants are issued periodically to Named Executive Officers to encourage the executive to stay with the Company and to help the Named Executive Officers stay focused on the long term performance of the Company. Mr. Chapados and Ms. Pidgeon received restricted stock grants during 2014 as retention incentives.

        Stock Option Plan.    Options and awards, if granted to the Named Executive Officers, were granted pursuant to terms of our Stock Option Plan. In particular, the exercise price for options in each instance was the closing price for our Class A common stock on the Nasdaq Global Select Market on the day of the grant of the option. Options or awards, if granted, were granted contemporaneously with the approval of the Compensation Committee, typically early in the year in question or late in the previous year as described above. See "Compensation Discussion and Analysis—Elements of Compensation—Incentive Compensation Plan."

        With limited exceptions (one involving Mr. Duncan, a Named Executive Officer), since mid-2009 we have used restricted stock in place of options. That is, on February 8, 2010, we granted an option for 150,000 shares of Class A common stock to Mr. Duncan. That option vested on February 8, 2012.

        We adopted our stock option plan in 1986. It has been subsequently amended from time to time and presently is our Stock Option Plan, i.e., our Amended and Restated 1986 Stock Option Plan. Under our Stock Option Plan, we are authorized to grant awards and options to purchase shares of Class A common stock to selected officers, directors and other employees of, and consultants or advisors to, the Company and its subsidiaries. The options are more specifically referred to as nonstatutory stock options or incentive stock options within Section 422 of the Internal Revenue Code of 1986, as amended ("Internal Revenue Code"). In addition, under the Stock Option Plan restricted stock awards may be granted as further described below. The selection of grantees for options and awards under the plan is made by our Compensation Committee.

        The number of shares of Class A common stock allocated to the Stock Option Plan is 15.7 million shares. The number of shares for which options or awards may be granted is subject to adjustment upon the occurrence of stock dividends, stock splits, mergers, consolidations and certain other changes in corporate structure or capitalization. As of December 31, 2014, there were 0.3 million shares subject to outstanding options under the Stock Option Plan, 1.8 million shares granted subject to vesting, 4.1 million share grants had vested, 8.6 million shares had been issued upon the exercise of options under the plan, 1.5 million shares repurchased by the plan and 2.4 million shares remained available for additional grants under the plan.

        Restricted stock awards granted under the Stock Option Plan may be subject to vesting conditions based upon service or performance criteria as the Compensation Committee may specify. These specifications may include attainment of one or more performance targets. Shares acquired pursuant to such an award may not be transferred by the participant until vested. Unless otherwise provided by the Compensation Committee, a participant will forfeit any shares of restricted stock where the restrictions have not lapsed prior to the participant's termination of service with us. Participants holding restricted stock will have the right to vote the shares and to receive dividends paid, if any. However, those dividends or other distributions paid in shares will be subject to the same restrictions as the original award.

        Our Compensation Committee selects each grantee and the time of grant of an option or award and determines the terms of each grant, including the number of shares covered by each grant and the exercise price. In selecting a participant, as well as in determining these other terms and conditions of each grant, our Compensation Committee takes into consideration such factors as it deems, in its sole discretion, relevant in connection with accomplishing the purpose of the plan.

        Under our Stock Option Plan, our authority to modify or amend the plan is subject to prior approval of our shareholders only in cases of increasing the number of shares of our stock allocated to, and available and reserved for, issuance under the plan, changing the class of persons eligible to receive incentive stock options or where shareholder approval is required under applicable law, regulation or rule. One such law requiring shareholder approval before the Company may rely on it is Section 162(m) of the Internal Revenue Code.

        Subject to these limitations, the Company may terminate or amend the Stock Option Plan at any time. However, no termination or amendment may affect any outstanding option or award unless expressly provided by the Compensation Committee. In any event, no termination or amendment of the plan may adversely affect an outstanding option or award without the consent of the participant unless necessary to comply with applicable law, regulation or rule.

        With limited exception, no maximum or minimum exists with regard to the amount, either in dollars or in numbers, of options that may be exercised in any year, either by a single optionee or by all optionees under our Stock Option Plan. At the 2002 annual meeting, our shareholders approved an amendment to the plan placing a limitation on accumulated grants of options of not more than 500,000 shares of Class A common stock per optionee per year.

        With these exceptions, there are no fixed limitations on the number or amount of securities being offered, other than the practical limitations imposed by the number of employees eligible to participate in the plan and the total number of shares of stock authorized and available for granting under the plan. Shares covered by options which have terminated or expired for any reason prior to their exercise are available for grant of new options pursuant to the plan.

        Perquisites.    The Company provides certain perquisites to its Named Executive Officers. The Compensation Committee believes these perquisites are reasonable and appropriate and consistent with our awareness of perquisites offered by similar publicly traded companies. The perquisites assist in attracting and retaining the Named Executive Officers and, in the case of certain perquisites, promote health, safety and efficiency of our Named Executive Officers. These perquisites are as follows:

  •
  Use of Company Leased Aircraft—The Company permits employees, including the Named Executive Officers, to use Company aircraft for personal travel for themselves and their guests. Such travel generally is limited to a space available basis on flights that are otherwise business-related. Where a Named Executive Officer, or a guest of that officer, flies on a space available basis, the additional variable cost to the Company (such as fuel, catering, and landing fees) is de minimus. As a result, no amount is reflected in the Summary Compensation Table for that flight. Where the additional variable cost to the Company occurs on such a flight for solely personal purposes of that Named Executive Officer or guest, that cost is included in the Summary Compensation Table entry for that officer. Because it is rare for a flight to be purely personal in nature, fixed costs (such as hangar expenses, crew salaries and monthly leases) are not included in the Summary Compensation Table. In any case, in the event such a cost is non-deductible by the Company under the Internal Revenue Code, the value of that lost deduction is included in the Summary Compensation Table entry for that Named Executive Officer. When employees, including the Named Executive Officers, use Company aircraft for such travel they are attributed with taxable income in accordance with regulations pursuant to the Internal Revenue Code. The Company does not "gross up" or reimburse an employee for taxes he or she owes on such attributed income. The variable cost of the aircraft for personal travel, if any, is included in the respective entries in the Summary Compensation Table. See "—Executive Compensation—Summary Compensation Table."

  •
  Enhanced Long Term Disability Benefit—The Company provides the Named Executive Officers and other senior executive officers of the Company with an enhanced long term disability benefit. This benefit provides a supplemental replacement income benefit of 60% of average monthly compensation capped at $10,000 per month. The normal replacement income benefit applying to other of our employees is capped at $5,000 per month.

  •
  Enhanced Short Term Disability Benefit—The Company provides the Named Executive Officers and other senior executive officers of the Company with an enhanced short term disability benefit. This benefit provides a supplemental replacement income benefit of 66 2/3% of average monthly compensation, capped at $2,300 per week. The normal replacement income benefit applying to other of our employees is capped at $1,150 per week.

  •
  Miscellaneous—Aside from benefits offered to its employees generally, the Company provided miscellaneous other benefits to its Named Executive Officers including the following (see "—Executive Compensation—Summary Compensation Table—Components of 'All Other Compensation"'):

  •
  Success Sharing—An incentive program offered to all of our employees that shares 15% of the excess earnings before interest, taxes, depreciation, amortization and share based compensation expense over the highest previous year ("Success Sharing").

  •
  Board Fees—Provided to Mr. Duncan as one of our directors. The Compensation Committee believes that it is appropriate to provide such board fees to Mr. Duncan given the additional oversight responsibilities and the accompanying liability incumbent upon members of our board. In determining the appropriate amount of overall compensation payable to Mr. Duncan in his capacity as Chief Executive Officer, the Compensation Committee does take into account any such board fees that are payable to Mr. Duncan. This monitoring of Mr. Duncan's overall compensation package for services rendered as Chief Executive Officer and as a director is done to ensure that Mr. Duncan is not being doubly compensated for the same services rendered to the Company.

        Retirement and Welfare Benefits—GCI 401(k) Plan.    In January 1987, we adopted an Employee Stock Purchase Plan ("GCI 401(k) Plan") qualified under Section 401 of the Internal Revenue Code of 1986. The GCI 401(k) Plan provides for acquisition of GCI's Class A common stock at market value as well as various mutual funds. We may match a percentage of the employees' contributions up to certain limits. Named Executive Officers may, along with our employees generally, participate in our GCI 401(k) Plan in which we may provide matching contributions in accordance with the terms of the plan.

        As of December 31, 2014, there remained 4,668,651 shares of Class A and 463,989 shares of Class B common stock allocated to our GCI 401(k) Plan and available for issuance by us or otherwise acquisition by the plan for the benefit of participants in the plan.

        —Deferred Compensation Plan and Arrangements.    The Company provides to certain of our employees, including our executive officers and Named Executive Officers, opportunities to defer certain compensation under our nonqualified, unfunded, deferred compensation plan ("Deferred Compensation Plan"). In addition, we offer to our executive officers and to certain of our Named Executive Officers nonqualified, deferred compensation arrangements more specifically fashioned to the needs of the officer and us ("Deferred Compensation Arrangements"). During 2014, none of our officers participated in the Deferred Compensation Plan. However, during 2014, Mr. Hughes, a Named Executive Officer, participated in a Deferred Compensation Arrangement specifically fashioned to his needs. This Deferred Compensation Arrangement enables the individuals to defer compensation in excess of limits that apply to qualified plans, like our GCI 401(k) Plan, and to pursue other income tax goals which they set for themselves.

        Based upon its review of the Deferred Compensation Arrangement, our Compensation Committee concluded that the benefits provided are in reasonable and an important tool in retaining the executive officer involved with the arrangements.

        —Welfare Benefits.    With the exception of the enhanced long term and short term disability benefits described previously, the Company provided to the Named Executive Officers the same health and welfare benefits provided generally to all other employees of the Company at the same general premium rates as charged to those employees. The cost of the health and welfare programs is subsidized by the Company for all eligible employees including the Named Executive Officers.

Performance Rewarded—

        Our Compensation Program is, in large part, designed to reward individual performance. What constitutes performance varies from officer to officer, depending upon the nature of the officer's responsibilities. Consistent with the Compensation Program, the Company identified key business metrics and established defined targets related to those metrics for each Named Executive Officer. In the case of each Named Executive Officer, the targets were regularly reviewed by management, from time to time, and provided an immediate and clear picture of performance and enabled management to respond quickly to both potential problems as well as potential opportunities. The Compensation Program also was used to establish and track corresponding applicable targets for individual management employees.

        In 2014, the Compensation Program was used in the development of each Named Executive Officer's individual performance goals and established incentive compensation targets. The Compensation Committee evaluated the performance of each of the executive officers and the financial performance of the Company and awarded incentive compensation as described above. See "Compensation Discussion and Analysis—Elements of Compensation—Incentive Compensation Plan."

        In 2014, our Compensation Committee determined to increase the cash component of Mr. Pounds' base salary from $300,000 to $350,000 effective January 1, 2014 and increase it to $400,000 effective January 1, 2015. In addition, the Compensation Committee increased Mr. Pounds' annual Incentive Compensation target from $200,000 to $300,000 effective January 1, 2014 and to $400,000 effective January 1, 2015. The increases to Mr. Pounds' base salary and Incentive Compensation are to compensate him for the additional responsibilities resulting from the growth of the Company. The amounts disclosed under "Incentive Compensation—2014 Incentive Compensation Targets" reflect the increase to Mr. Pounds' 2014 incentive compensation target.

Timing of Equity Awards—

        Overview.    Timing of equity awards under our Director Compensation Plan and equity awards under our Compensation Program varies with the plan or portion of that program. However, the Company does not, and has not in the past, timed its release of material nonpublic information for purposes of affecting the value of equity compensation. Timing issues and our grant policy are described further below.

        Director Compensation Plan.    As a part of the Director Compensation Plan, we grant awards of our common stock to board members, including those persons who may also be serving as one or more of our executive officers. Mr. Duncan, a board member and Named Executive Officer, has been granted such awards in the past. These awards are made annually in June of each year in accordance with the terms of the Director Compensation Plan. The awards are made through our Stock Option Plan. See "Compensation Discussion and Analysis—Elements of Compensation—Stock Option Plan."

        Incentive Compensation Plan.    As a part of our Compensation Program, from time to time, we grant awards in our Class A common stock to our executive officers, including the Named Executive Officers. In particular, awards are granted in conjunction with the agreements that we enter into with Named Executive Officers pursuant to our Incentive Compensation Plan. The grants of such awards are typically made early in the year at the time our board finalizes the prior year incentive compensation plan payouts for each of the Named Executive Officers. All such awards are granted through the Stock Option Plan. See "Compensation Discussion and Analysis—Elements of Compensation—Incentive Compensation Plan" and "—Elements of Compensation—Stock Option Plan."

        Stock Option Plan.    As a part of our Compensation Program, from time to time, we grant stock awards in our Class A common stock to our executive officers, including the Named Executive Officers, and to certain of our advisors. In the case of an executive officer, these awards may be granted regardless of whether there is in place an agreement entered into with the officer under our Incentive Compensation Plan. In the case of a new hire and where we choose to grant awards, the grant may be done at the time of hire. In all cases, regardless of the identity of the grantee, the timing, amount and other terms of the grant of awards under our Stock Option Plan are determined in the sole discretion of our Compensation Committee. See "Compensation Discussion and Analysis—Elements of Compensation—Stock Option Plan."

        In the event an executive level employee is hired or promoted during a year, that employee may be eligible to receive an award under the plans previously described in this section. Grants of awards in this context may be made at the recommendation of management and only with action of the Compensation Committee.

        Grant Policy.    Under our grant policy, all approved grants are granted effective the date they were approved by the committee and are priced at the market value at the close of trading on that date. The terms of the award are then communicated immediately to the recipient.

Tax and Accounting Treatment of Executive Compensation—

        In determining the amount and form of compensation granted to executive officers, including the Named Executive Officers, the Company takes into consideration both tax treatment and accounting treatment of the compensation. Tax and accounting treatment for various forms of compensation is subject to changes in, and changing interpretations of, applicable laws, regulations, rulings and other factors not within the Company's control. As a result, tax and accounting treatment is only one of several factors that the Company takes into account in designing the previously described elements of compensation.

Compensation Policies and Practices in Relation to Our Risk Management—

        At the direction of our board, Company management has reviewed our compensation policies, plans and practices to determine whether they create incentives or encourage behavior that is reasonably likely to have a materially adverse effect on the Company. This effort included a review of our various employee compensation plans and practices as described elsewhere in this report. See "Compensation Discussion and Analysis—Process."

        The purpose of the review was to evaluate risks and the internal controls we have implemented to manage those risks. The controls include multiple performance metrics, corporate-wide financial measures, statutory clawbacks on equity awards, and board and board committee oversight and approvals.

        In completing this review, our board and management believe risks created by our compensation policies, plans and practices that create incentives likely to have a material adverse effect on us are remote.

Shareholder Advisory Votes on Executive Compensation

        At our 2014 annual meeting, our shareholders adopted a non-binding proposal pertaining to executive compensation of our Named Executive Officers. Our board anticipates placing before our shareholders a proposal on executive compensation at our 2017 annual shareholder meeting.

        Our board views decisions as to compensation of Company named executive officers, including but not limited to those for 2014, as its responsibility. Our board takes this responsibility seriously and has gone to considerable effort to establish and implement a process for determining executive compensation as described elsewhere in this report. See "Compensation Discussion and Analysis."

        Our board carefully considers all proposals from our shareholders. However, in light of its responsibilities to the Company, our board may or may not follow the advice of those shareholder votes.

        Our board contemplates next placing before our shareholders a proposal dealing with the frequency of shareholder advisory votes on executive compensation of our named executive officers during our 2017 annual shareholder meeting.

Executive Compensation

Summary Compensation Table—

        As of December 31, 2014, the Company did not have employment agreements with any of the Named Executive Officers. The following table summarizes total compensation paid or earned by each Named Executive Officer for fiscal years 2014, 2013 and 2012. The process followed by the Compensation Committee in establishing total compensation for each Named Executive Officer as set forth in the table is described elsewhere in this report. See "Compensation Discussion and Analysis."

Summary Compensation Table

Name and Principal Position	Year	Salary(1) ($)	Bonus ($)		Nonequity Incentive Plan Compensation ($)	Stock Awards(2) ($)		Option Awards(2) ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings(3) ($)	All Other Compensation ($)(4)	Total ($)
Ronald A. Duncan(5)	2014	925,000	—		1,087,216	1,093,862	(6)	—	—	86,228	3,192,306
President and Chief Executive	2013	830,000	—		1,158,158	523,371	(7)	—	—	75,000	2,586,529
Officer	2012	600,000	—		566,209	31,100		—	—	67,000	1,264,309
Peter J. Pounds	2014	350,000	2,281	(9)	174,503	92,289	(6)	—	—	21,426	640,499
Senior Vice President, Chief Financial Officer and Secretary(8)
Gregory F. Chapados	2014	450,000	—		499,172	2,010,889	(10)	—	—	23,426	2,983,487
Executive Vice President	2013	347,917	—		542,654	143,286	(7)	—	—	21,500	1,055,357
and Chief Operating Officer	2012	300,000	—		169,223	998,208	(10)	—	—	19,000	1,486,431
G. Wilson Hughes	2014	487,500	6,901	(9)	271,584	599,397	(6)	—	—	18,623	1,384,005
Executive Vice President—	2013	487,500	—		754,465	285,084	(11)	—	296	19,500	1,546,845
Wireless	2012	487,500	—		229,223	1,486,342	(11)	—	2,272	25,875	2,231,212
Tina M. Pidgeon	2014	325,000	36,134	(9)	472,395	2,537,905	(12)	—	—	23,426	3,394,860
Senior Vice President, Chief	2013	275,000	31,980	(9)	366,622	248,788	(12)	—	—	111,913	1,034,303
Compliance Officer, General	2012	275,000	23,848	(9)	162,500	391,272	(12)	—	—	224,369	1,076,989
Counsel and Governmental Affairs

(1)
For 2012, 2013 and 2014, salary includes deferred compensation of $125,000 for Mr. Hughes.

(2)
This column reflects the grant date fair values of awards of Class A common stock, restricted stock awards or stock options granted in the fiscal year indicated which were computed in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification Topic 718, Compensation—Stock Options ("ASC Topic 718"). Assumptions used in the calculation of these amounts are set forth in Note 9 of "Consolidated Financial Statements and Supplementary Data."

(3)
The amount shown represents the above-market earnings on nonqualified deferred compensation plan balances. Above market-earnings is defined as earnings in excess of 120% of the long-term monthly applicable federal rate (AFR).

(4)
See, "Components of 'All Other Compensation"'table displayed below for more detail.

(5)
In 2012, Mr. Duncan received $81,100 in compensation for service on our board in the form of $50,000 in director fees and a stock award valued at $31,100. In 2013, Mr. Duncan received $106,450 in compensation for service on our board in the form of $57,500 in director fees and a stock award valued at $43,950. In 2014, Mr. Duncan received $148,625 in compensation for service on our board in the form of $65,000 in director fees and a stock award valued at $83,625.

(6)
The Stock Awards granted during 2014 were for the Named Executive Officer's performance during 2013.

(7)
The Stock Awards granted during 2013 were for the Named Executive Officer's performance during 2012.

(8)
Compensation for Mr. Pounds is only provided for 2014 as he was not a Named Executive Officer in 2013 or 2012.

(9)
The Bonus Compensation represents compensation paid pursuant to the Incentive Compensation Plan in excess of the target payment under the plan.

(10)
In 2012, Mr. Chapados received a stock award with a grant date fair value of $376,208 for his performance during 2011 and a stock award with a grant date fair value of $622,000 upon his promotion to Chief Operating Officer. In 2014, Mr. Chapados received a stock award with a grant date fair value of $551,389 for his performance during 2013 and a stock award with a grant date fair value of $1,459,500 as a retention incentive.

(11)
In 2012, Mr. Hughes received a stock award with a grant date fair value of $486,338 for his performance during 2011 and a stock award with a grant date fair value of $1,000,004 to incentivize Mr. Hughes to stay to lead the integration of AWN. In 2013, Mr. Hughes received a stock award with a grant date fair value of $194,084 for his perfomance during 2012 and a stock award with a grant date fair value of $91,000 granted upon the successful close of AWN.

(12)
In 2012, Ms. Pidgeon received a stock award with a grant date fair value of $291,267 for her performance during 2011 and a stock award with a grant date fair value of $100,005 to incentivize Ms. Pidgeon to stay with the Company. In 2013, Ms. Pidgeon received a stock award with a grant date fair value of $157,788 for her perfomance during 2012 and a stock award with a grant date fair value of $91,000 granted upon the successful close of AWN. In 2014, Ms. Pidgeon received a stock award with a grant date fair value of $348,655 for her performance during 2013 and a stock award with a grant date fair value of $2,189,250 as a retention incentive.

        The amounts reported under the "All Other Compensation" column are comprised of the following:

Components of "All Other Compensation"

Name and Principal Position	Year	Stock Purchase Plan(1) ($)	Board Fees ($)	Success Sharing(2) ($)	Use of Company Leased Aircraft(3) ($)	Miscellaneous ($)		Total ($)
Ronald A. Duncan	2014	17,500	65,000	—	3,728	—		86,228
	2013	17,500	57,500	—	—	—		75,000
	2012	17,000	50,000	—	—	—		67,000
Peter J. Pounds	2014	17,500	—	1,926	—	2,000	(4)	21,426
Gregory F. Chapados	2014	17,500	—	1,926	—	4,000	(4)	23,426
	2013	17,500	—	—	—	4,000	(4)	21,500
	2012	17,000	—	—	—	2,000	(4)	19,000
G. Wilson Hughes	2014	17,500	—	1,123	—	—		18,623
	2013	17,500	—	—	—	2,000	(4)	19,500
	2012	17,000	—	—	7,875	1,000	(4)	25,875
Tina M. Pidgeon	2014	17,500	—	1,926	—	4,000	(4)	23,426
	2013	17,500	—	—	91,413	3,000	(4)	111,913
	2012	17,000	—	—	113,702	93,667	(5)	224,369

(1)
Amounts are contributions by us matching each employee's contribution. Matching contributions by us under our GCI 401(k) Plan are available to each of our full time employees with over one year of service. During 2014 and 2013, the match was based upon the lesser of $17,500 ($17,000 for 2012) or 10% of the employee's salary and the total of the employee's pre-tax and post-tax contributions to the plan. See "Compensation Discussion and Analysis—Elements of Compensation—Retirement and Welfare Benefits—GCI 401(k) Plan."

(2)
See "Compensation Discussion and Analysis—Elements of Compensation—Perquisites."

(3)
The value of use of Company leased aircraft is shown at the variable cost to the Company.

(4)
Compensation for attending certain management meetings.

(5)
Included in 2012 are $91,667 for vesting portion of a $275,000 signing bonus received in 2010 and $2,000 for attending certain management meetings.

Grants of Plan-Based Awards Table—

        The following table displays specific information on grants of options, awards and non-equity incentive plan awards under our Compensation Program and, in addition, in the case of Mr. Duncan, our Director Compensation Plan, made to Named Executive Officers during 2014.

 Grants of Plan-Based Awards

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)		All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards(1) ($)
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)
Ronald A. Duncan	01/31/14	—	—	—	—	—	—	103,827	(2)	—	—	1,010,237
	06/01/14	—	—	—	—	—	—	7,500	(3)	—	—	83,625
Peter J. Pounds	01/31/14	—	—	—	—	—	—	9,485	(2)	—	—	92,289
Gregory F. Chapados	01/31/14	—	—	—	—	—	—	56,669	(2)	—	—	551,389
	01/31/14	—	—	—	—	—	—	150,000	(4)	—	—	1,459,500
G. Wilson Hughes	01/31/14	—	—	—	—	—	—	61,603	(2)	—	—	599,397
Tina M. Pidgeon	01/31/14	—	—	—	—	—	—	35,833	(2)	—	—	348,655
	01/31/14	—	—	—	—	—	—	225,000	(5)	—	—	2,189,250

(1)
Computed in accordance with FASB ASC Topic 718.

(2)
Represents the 50% portion of the 2013 incentive compensation paid in the form of restricted stock grants under our Incentive Compensation Plan that were not granted until 2014. Restricted stock awards are included in the "Stock Awards" column of the Summary Compensation Table above.

(3)
Mr. Duncan's stock award was granted pursuant to the terms of our Director Compensation Plan. See "Director Compensation."

(4)
Mr. Chapados received a restricted stock award of 150,000 shares as a retention incentive.

(5)
Ms. Pidgeon received a restricted stock award of 225,000 shares as a retention incentive.

Outstanding Equity Awards at Fiscal Year-End Table—

        The following table displays specific information on unexercised options, stock that has not vested and equity incentive plan awards for each of the Named Executive Officers and outstanding as of December 31, 2014. Vesting of these options and awards varies for the Named Executive Officers as described in the footnotes to the table.

 Outstanding Equity Awards at Fiscal Year-End

	Option Awards(1)				Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock that Have Not Vested ($)		Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Ronald A. Duncan	150,000	—	5.32	2/8/2020	—		—		—	—
	—	—	—	—	59,042	(2)	811,828	(2)	—	—
	—	—	—	—	103,827	(3)	1,427,621	(3)	—	—
Peter J. Pounds	—	—	—	—	50,000	(4)	687,500	(4)	—	—
	—	—	—	—	50,000	(5)	687,500	(5)	—	—
	—	—	—	—	9,485	(3)	130,419	(3)	—	—
Gregory F. Chapados	100,000	—	7.95	1/9/2018	—		—		—	—
	—	—	—	—	55,000	(6)	756,250	(6)	—	—
	—	—	—	—	17,646	(2)	242,633	(2)	—	—
	—	—	—	—	100,000	(7)	1,375,000	(7)	—	—
	—	—	—	—	56,669	(3)	779,199	(3)	—	—
	—	—	—	—	150,000	(8)	2,062,500	(8)	—	—
G. Wilson Hughes	—	—	—	—	58,963	(9)	810,741	(9)	—	—
	—	—	—	—	23,902	(2)	328,653	(2)	—	—
	—	—	—	—	61,603	(3)	847,041	(3)	—	—
Tina M. Pidgeon	—	—	—	—	19,432	(2)	267,190	(2)	—	—
	—	—	—	—	35,833	(3)	492,704	(3)	—	—
	—	—	—	—	225,000	(10)	3,093,750	(10)	—	—

(1)
Stock option awards generally vest over five years and expire ten years from grant date, except as noted in the footnotes below.

(2)
Restricted stock vests on November 30, 2015.

(3)
Restricted stock vests on November 30, 2016.

(4)
Restricted stock vests on February 8, 2015.

(5)
Restricted stock vests on December 7, 2017.

(6)
Restricted stock vests on October 7, 2015.

(7)
Restricted stock vests on June 3, 2016.

(8)
Restricted stock vests 30,000 shares on January 1, 2015, 2016, 2017, 2018 and 2019, respectively.

(9)
Restricted stock vests on December 31, 2015.

(10)
Restricted stock vests 135,000 shares on January 1, 2017, 45,000 shares on January 1, 2018, and 45,000 shares on January 1, 2019.

Option Exercises and Stock Vested Table—

        The following table displays specific information on each exercise of stock options, stock appreciation rights, and similar instruments, and each vesting of stock, including restricted stock, restricted stock units and similar instruments on an aggregate basis, for each of the Named Executive Officers during 2014:

Option Exercises and Stock Vested

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)		Value Realized on Vesting ($)
Ronald A. Duncan	—	—	62,332		697,495
	—	—	7,500	(1)	83,625
Peter J. Pounds	—	—	1,103		13,435
Gregory F. Chapados	—	—	5,000		54,450
	—	—	33,590		409,126
G. Wilson Hughes	—	—	43,423		528,892
	—	—	58,962		810,728
	—	—	10,000		110,000
Tina M. Pidgeon	—	—	26,006		316,753
	—	—	11,793		140,455
	—	—	10,000		110,000

(1)
This stock award relates to Mr. Duncan's service as one of our directors.

Potential Payments upon Termination or Change-in-Control—

        As of December 31, 2014, there were no compensatory plans or arrangements providing for payments to any of the Named Executive Officers in conjunction with any termination of employment or other working relationship of such an officer with us (including without limitation, resignation, severance, retirement or constructive termination of employment of the officer). Furthermore, as of December 31, 2014, there were no such plans or arrangements providing for payments to any of the Named Executive Officers in conjunction with a change of control of us or a change in such an officer's responsibilities to us. However, the outstanding options and awards for each of our Named Executive Officers would vest upon his or her disability, planned retirement or death, or could vest upon a change-in-control of the Company.

Nonqualified Deferred Compensation

Deferred Compensation Plan—

        We established our Deferred Compensation Plan in 1995 to provide a means by which certain of our employees may elect to defer receipt of designated percentages or amounts of their compensation and to provide a means for certain other deferrals of compensation. Employees eligible to participate in our Deferred Compensation Plan are determined by our board. We may, at our discretion, contribute matching deferrals in amounts as we select.

        Participants immediately vest in all elective deferrals and all income and gain attributable to that participation. Matching contributions and all income and gain attributable to them vest on a case-by-case basis as determined by us. Participants may elect to be paid in either a single lump-sum payment or annual installments over a period not to exceed ten years. Vested balances are payable upon termination of employment, unforeseen emergencies, death or total disability of the participant or change of control of us or our insolvency. Participants become our general unsecured creditors with respect to deferred compensation benefits of our Deferred Compensation Plan.

        None of our Named Executive Officers participated in our Deferred Compensation Plan during 2014.

Deferred Compensation Arrangements—

        We have, from time to time, entered into Deferred Compensation Arrangements with certain of our executive officers, including one of the Named Executive Officers. These arrangements are negotiated with individual officers on a case-by-case basis. The status of our Deferred Compensation Arrangements with our Named Executive Officers during 2014 is summarized for each of our Named Executive Officers in the following table, and further descriptions of them are provided following the table.

Nonqualified Deferred Compensation

Name	Executive Contributions in Last FY ($)	Registrant Contribution in Last FY ($)	Aggregate Earnings (Loss) in Last FY ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FY ($)
Ronald A. Duncan	—	—	—	—	—
Peter J. Pounds	—	—	—	—	—
Gregory F. Chapados	—	—	—	—	—
G. Wilson Hughes	125,000	—	218,899	715,303	2,489,807
Tina M. Pidgeon	—	—	—	—	—

        Mr. Hughes' Deferred Compensation Arrangement with us consists of three components. The first component consisted of deferred compensation invested in 26,270 shares of Company Class A common stock. The second component is $1,458,595 accrued at year end of which $125,000 in salary were deferred and $121,236 of interest were accrued during 2014. This arrangement with us earns interest at the rate of 10% per year based upon the balance at the beginning of the year plus new salary deferrals during the year. The third component is $670,000 accrued at year end of which $30,000 were accrued for 2014 interest. This arrangement earns interest at 7.5% per year based upon the original $400,000 that was given to Mr. Hughes in consideration for his continued employment at the Company from January 1, 2006 through December 31, 2009.

        Mr. Hughes' Deferred Compensation Arrangement provides that at his discretion or at termination of employment, he is entitled to receive the full amount owed in a lump sum, in monthly installments paid over a ten-year period, or in installments negotiated with the Company in accordance with statutory requirements.

        Messrs. Duncan, Pounds, Chapados and Ms. Pidgeon did not participate in a Deferred Compensation Arrangement with us during 2014.

        Other than the Deferred Compensation Arrangements described above, no Named Executive Officer was, as of December 31, 2014, entitled to defer any additional consideration. Any additional Deferred Compensation Arrangements would have to be separately negotiated with, and agreed to by, the Compensation Committee.

Compensation Committee Interlocks and Insider Participation

        Our Compensation Committee is composed of four members of our board as identified elsewhere in this report. All of these members served on the committee during all of 2014. See "Compensation Discussion and Analysis—Overview." The relationships of them to us are described elsewhere in this report. See "Identification," "Principal Shareholders" and "Certain Transactions."

Director Compensation

        The following table sets forth certain information concerning the cash and non-cash compensation earned by Parent's directors ("Director Compensation Plan"), each for services as a director during the year ended December 31, 2014:

2014 Director Compensation(1)

Name	Fees Earned or Paid in Cash ($)	Stock Awards(2) ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Stephen M. Brett	65,000	83,625	—	—	—	—	148,625
Bridget L. Baker	65,000	83,625	—	—	—	—	148,625
Jerry A. Edgerton	65,000	83,625	—	—	—	—	148,625
Scott M. Fisher	65,000	83,625	—	—	—	—	148,625
William P. Glasgow	65,000	83,625	—	—	—	—	148,625
Mark W. Kroloff	65,000	83,625	—	—	—	—	148,625
Stephen R. Mooney	90,000	83,625	—	—	—	—	173,625
James M. Schneider	65,000	83,625	—	—	—	—	148,625

(1)
Compensation to Mr. Duncan as a director is described elsewhere in this report. See "—Executive Compensation" and "Compensation Discussion and Analysis."

(2)
Each director received a grant of awards of 7,500 shares of Company Class A common stock on June 1, 2014 (the grant date). The value of the shares on the date of grant was $11.15 per share, i.e., the closing price of the stock on Nasdaq on that date and as calculated in accordance with FASB ASC Topic 718.

        Parent's initial Director Compensation Plan was adopted in 2004 by Parent's board to acknowledge and compensate, from time to time, directors on Parent's board for ongoing dedicated service. During 2014, the Director Compensation Plan provided for $65,000 per year for all Directors with the exception of Mr. Mooney, Audit Committee chair, who will receive an additional $25,000 per year (paid quarterly).

        During 2014, the stock compensation portion of Parent's Director Compensation Plan consisted of a grant of 7,500 shares of Class A common stock to a director for a year of service, or a portion of a year of service. Because the shares vest upon award, they are subject to taxation based upon the then fair market value of the vested shares.

        Except for Parent's Director Compensation Plan, during 2014 the directors on Parent's board received no other direct compensation for serving on the board and its committees. However, they were reimbursed for travel and out-of-pocket expenses incurred in connection with attendance at meetings of Parent's board and its committees.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND
RELATED STOCKHOLDER MATTERS

Securities Authorized for Issuance under Equity Compensation Plans

        The following table sets forth, as of the end of 2014, information on equity compensation plans approved by Parent's shareholders and separately such plans not approved by Parent's shareholders. The information is focused on outstanding options, warrants and rights; the only such plan is Parent's Stock Option Plan as approved by Parent's shareholders.

Equity Compensation Plan Information

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights ($)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in the second column)
Equity compensation plans approved by security holders	308,200	6.86	2,374,371

Total:	308,200	6.86	2,374,371

Ownership of Parent

Principal Shareholders—

        The following table sets forth, as of December 31, 2014 (unless otherwise noted), certain information regarding the beneficial ownership of Parent's Class A common stock and Class B common stock by each of the following:

  •
  Each person known by us to own beneficially 5% or more of the outstanding shares of Class A common stock or Class B common stock.

  •
  Each of Parent's directors.

  •
  Each of the Named Executive Officers.

  •
  All of Parent's executive officers and directors as a group.

        All information with respect to beneficial ownership has been furnished to us by the respective shareholders.

Name of Beneficial Owner(1)	Title of Class(2)	Amount and Nature of Beneficial Ownership (#)		% of Class	% of Total Shares Outstanding (Class A & B)(2)	% Combined Voting Power (Class A & B)(2)
Stephen M. Brett	Class A	75,250	(3)	*	*	*
	Class B	—		—
Ronald A. Duncan	Class A	1,531,476	(3)(4)	4.0	5.3	11.7
	Class B	661,806	(4)	20.9
Bridget L. Baker	Class A	12,500	(3)	*	*	*
	Class B	—		—
Jerry A. Edgerton	Class A	46,750	(3)	*	*	*
	Class B	—		—
Scott M. Fisher	Class A	63,834	(3)(5)	*	1.3	7.4
	Class B	511,716	(5)	16.2
William P. Glasgow	Class A	89,794	(3)(6)	*	*	*
	Class B	—		—
Mark W. Kroloff	Class A	43,600	(3)	*	*	*
	Class B	—		—
Stephen R. Mooney	Class A	63,900	(3)	*	*	*
	Class B	—		—
James M. Schneider	Class A	45,650	(3)	*	*	*
	Class B	—		—
G. Wilson Hughes	Class A	839,866	(7)	2.2	2.0	1.2
	Class B	2,695	(7)	*
Peter J. Pounds	Class A	115,972		*	*	*
	Class B	—		—
Gregory F. Chapados	Class A	635,181	(8)	1.7	1.5	*
	Class B	—		—
Tina M. Pidgeon	Class A	356,632	(9)	*	*	*
	Class B	—		—
Black Rock, Inc.	Class A	4,073,995		10.7	9.9	5.9
40 East 52nd Street	Class B	—		—
New York, New York 10022
Dimensional Fund Advisors LP	Class A	2,384,423	(10)	6.3	5.8	3.4
Palisades West, Building One	Class B	—		—
6300 Bee Cave Road
Austin, Texas 78746
GCI 401(k) Plan	Class A	3,390,077		8.9	8.3	5.5
2550 Denali St., Ste. 1000	Class B	42,882		1.4
Anchorage, Alaska 99503

Name of Beneficial Owner(1)	Title of Class(2)	Amount and Nature of Beneficial Ownership (#)		% of Class	% of Total Shares Outstanding (Class A & B)(2)	% Combined Voting Power (Class A & B)(2)
Gary Magness	Class A	261,563		*	1.7	6.6
c/o Raymond L. Sutton, Jr.	Class B	433,924		13.7
303 East 17th Ave., Ste 1100 Denver, Colorado 80203-1264
Private Management Group, Inc.	Class A	3,007,590		7.9	7.3	4.3
15635 Alton Parkway,	Class B	—		—
Suite 400 Irvine, California 92606
John W. Stanton and Theresa E. Gillespie	Class A	2,242,627		5.9	8.9	23.9
155 108th Avenue., N.E.,	Class B	1,436,469		45.5
Suite 450 Bellevue, Washington 98004
The Vanguard Group, Inc.	Class A	2,342,201	(11)	6.2	5.7	3.4
100 Vanguard Blvd	Class B	—		—
Malvern, Pennsylvania 19355
MAST Capital Management, LLC and Mr. David J. Steinberg	Class A	4,058,408	(12)	10.7	9.9	5.8
200 Clarendon Street	Class B	—		—
51st Floor Boston, Massachusetts 02116
All Directors and Executive Officers As a Group (17 Persons)	Class A	4,332,752	(13)	11.5	13.3	23.1
	Class B	1,176,217	(13)	37.2

*
Represents beneficial ownership of less than 1% of the corresponding class or series of stock.

(1)
Beneficial ownership is determined in accordance with Rule 13d-3 of the Exchange Act. Shares of Parent's stock that a person has the right to acquire within 60 days of December 31, 2014 are deemed to be beneficially owned by such person and are included in the computation of the ownership and voting percentages only of such person. Each person has sole voting and investment power with respect to the shares indicated, except as otherwise stated in the footnotes to the table. Addresses are provided only for persons other than management who own beneficially more than 5% of the outstanding shares of Class A or B common stock. The Class A shares do not include the number of Class B shares owned although the Class B shares are convertible on a share-per-share basis into Class A shares.

(2)
"Title of Class" includes Parent's Class A common stock and Class B common stock. "Amount and Nature of Beneficial Ownership" and "% of Class" are given for each class of stock. "% of Total Shares Outstanding" and "% Combined Voting Power" are given for the combination of outstanding Class A common stock and Class B common stock, and the voting power for Class B common stock (10 votes per share) is factored into the calculation of that combined voting power.

(3)
Includes 7,500 shares of Parent's Class A common stock granted to each of those persons pursuant to the Director Compensation Plan for services performed during 2014.

(4)
Includes 169,522 shares of Class A common stock and 6,162 shares of Class B common stock allocated to Mr. Duncan under the GCI 401(k) Plan as of December 31, 2014. Includes 150,000 shares of Class A common stock subject to stock options granted under the Stock Option Plan to Mr. Duncan which he has the right to acquire within 60 days of December 31, 2014 by exercise of the stock options. Does not include 55,560 shares of Class A common stock or 8,242 shares of Class B common stock held by the Amanda Miller Trust, with respect to which Mr. Duncan has no voting or investment power. Ms. Miller is Mr. Duncan's daughter, and Mr. Duncan disclaims beneficial ownership of the shares. Does not include 7,500 shares owned by the Neoma Lowndes Trust which Ms. Miller is a 50% beneficiary, with respect to which Mr. Duncan has no voting or investment power and Mr. Duncan disclaims beneficial ownership of the shares. Does not include 63,186 shares of Class A common stock or 27,020 shares of Class B common stock held by Dani Bowman, Mr. Duncan's wife, of which Mr. Duncan disclaims beneficial ownership. Does not include 10,000 shares of Class A common stock held by Missy, LLC which is 25% owned by Mr. Duncan, 25% owned by Dani Bowman and 50% owned by a trust of which Mr. Duncan's daughter is the 50% beneficiary, of which securities Mr. Duncan disclaims beneficial ownership (Mr. Duncan claims beneficial ownership of an additional 5,000 shares of Class A Common Stock held by Missy, LLC. which are included within the shares for which Mr. Duncan has a pecuniary interest). Includes 990,868 shares of Class A common stock and 655,644 shares of Class B common stock pledged as security.

(5)
Includes 13,484 shares of Class A and 511,716 shares of Class B common stock owned by Fisher Capital Partners, Ltd. of which Mr. Fisher is a partner.

(6)
Does not include 158 shares owned by a daughter of Mr. Glasgow. Mr. Glasgow disclaims any beneficial ownership of the shares held by his daughter.

(7)
Includes 19,422 shares of Class A common stock allocated to Mr. Hughes under the GCI 401(k) Plan, as of December 31, 2014. Includes 305,890 shares of Class A common stock pledged as security. Excludes 26,270 shares held by the Company pursuant to Mr. Hughes' Deferred Compensation Agreement.

(8)
Includes 16,299 shares of Class A common stock allocated to Mr. Chapados under the GCI 401(k) Plan, as of December 31, 2014. Includes 100,000 shares of Class A common stock subject to stock options granted under the Stock Option Plan to Mr. Chapados which he has the right to acquire within 60 days of December 31, 2014 by exercise of those options.

(9)
Includes 1,900 shares of Class A common stock allocated to Ms. Pidgeon under the GCI 401(k) Plan, as of December 31, 2014.

(10)
As disclosed in Schedule 13G filed with the SEC on February 5, 2015, Dimensional Fund Advisors LP has sole voting power for 2,243,959 shares of Class A common stock and sole dispositive power for 2,384,423 shares of Class A common stock.

(11)
As disclosed in Schedule 13G filed with the SEC on February 10, 2015, The Vanguard Group, Inc. has sole voting power of 55,968 shares of Class A common stock, shared dispositive power for 50,568 shares of Class A common stock and sole dispositive power for 2,291,633 shares of Class A common stock.

(12)
As disclosed in Schedule 13G/A filed with the SEC on October 1, 2014.

(13)
Includes 250,000 shares of Class A common stock which such persons have the right to acquire within 60 days of December 31, 2014 through the exercise of vested stock options. Includes 270,562 shares of Class A common stock and 6,162 shares of Class B common stock allocated to such persons under the GCI 401(k) Plan.

 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Certain Transactions

Transactions with Related Persons—

        Stanton Shareholdings, Registration Rights Agreement.    As of December 31, 2014, John W. Stanton and Theresa E. Gillespie, husband and wife (collectively, "Stantons"), continued to be significant shareholders of Parent's Class B common stock. As of that date, neither the Stantons nor the Stantons' affiliates were Parent's directors, officers, nominees for election as directors, or members of the immediate family of such directors, officers, or nominees.

        Parent is a party to a registration rights agreement ("Stanton Registration Rights Agreement") with the Stantons regarding all unregistered shares the Stantons hold in Parent's Class B common stock and any shares of Parent's Class A common stock resulting from conversion of that Class B common stock to Class A common stock. The basic terms of the Stanton Registration Rights Agreement are as follows. If we propose to register any of our securities under the Securities Act of 1933, as amended ("Securities Act") for our own account or for the account of one or more of our shareholders, we must notify the Stantons of that intent. In addition, we must allow the Stantons an opportunity to include the holder's shares ("Stanton Registerable Shares") in that registration.

        Under the Stanton Registration Rights Agreement, the Stantons also have the right, under certain circumstances, to require us to register all or any portion of the Stanton Registerable Shares under the Securities Act. The agreement is subject to certain limitations and restrictions, including Parent's right to limit the number of Stanton Registerable Shares included in the registration. Generally, we are required to pay all registration expenses in connection with each registration of Stanton Registerable Shares pursuant to this agreement.

        The Stanton Registration Rights Agreement specifically states we are not required to effect any registration on behalf of the Stantons regarding Stanton Registerable Shares if the request for registration covers an aggregate number of Stanton Registerable Shares having a market value of less than $1.5 million. The agreement further states we are not required to effect such a registration for the Stantons where we have at that point previously filed two registration statements with the SEC, or where the registration would require us to undergo an interim audit or prepare and file with the SEC sooner than otherwise required financial statements relating to the proposed transaction. Finally, the agreement states we are not required to effect such a registration when in the opinion of our legal counsel a registration is not required in order to permit resale under Rule 144 as adopted by the SEC pursuant to the Exchange Act.

        The Stanton Registration Rights Agreement provides that the first demand for registration by the Stantons must be for no less than 15% of the total number of Stanton Registerable Shares. However, the Stantons may take the opportunity to require us to include the Stanton Registerable Shares as incidental to a registered offering proposed by us.

        Duncan Leases.    Parent entered into a long-term capital lease agreement in 1991 with the wife of GCI's President and CEO for property occupied by us. The leased asset was capitalized in 1991 at the owner's cost of $900,000 and the related obligation was recorded. The lease agreement was amended in April 2008 and our existing capital lease asset and liability increased by $1.3 million to record the extension of this capital lease. The amended lease terminates on September 30, 2026. The property consists of a building presently occupied by us. As of December 31, 2013, the payments on the lease were $23,932 per month. They continue at that rate through September 2014. In October 2014, the payments on the lease will increase to $24,732 per month.

        In January 2001 Parent entered into an aircraft operating lease agreement with a company owned by GCI's President and CEO. The lease was amended several times, most recently in May 2011. The lease term of the aircraft may be terminated at any time by us upon 12 months' written notice. The monthly lease rate of the aircraft is $132,000. In 2001, we paid a deposit of $1.5 million in connection with the lease. The deposit will be repaid to Parent no later than six months after the agreement terminates.

Review Procedure for Transactions with Related Persons—

        The following describes our policies and procedures for the review, approval or ratification of transactions in which we are to be a participant and where the amount involved in each instance exceeds $120,000 and in which any related person had or is to have a direct or indirect material interest ("Related Transactions"). Here, we use the term "related person" to mean any person who is one of our directors, a nominee for director, an immediate family member of one of our directors or executive officers, any person who is a holder of five percent or more of a class of our common stock, or any immediate family member of such a holder.

        A related person who is one of our officers, directors or employees ("Employee") is subject to our Ethics Code. The Ethics Code requires the Employee to act in the best interest of the Company and to avoid situations which may conflict with this obligation. The code specifically provides that a conflict of interest occurs when an Employee's private interest interferes in any way with our interest. In the event an Employee suspects such a conflict, or even an appearance of conflict, he or she is urged by the Ethics Code to report the matter to an appropriate authority. The Ethics Code, Nominating and Corporate Governance Committee Charter and the Audit Committee Charter define that authority as being our Chief Financial Officer, the Nominating and Corporate Governance Committee, the Audit Committee (in the context of suspected illegal or unethical behavior-related violations pertaining to accounting, or internal controls on accounting or audit matters), or the Employee's supervisor within the Company, as the case may be.

        The Ethics Code further provides that an Employee is prohibited from taking a personal interest in a business opportunity discovered through use of corporate position, information or property that properly belongs to us. The Ethics Code also provides that an Employee must not compete with, and in particular, must not use corporate position, information, or property for personal gain or to compete with, us.

        The Ethics Code provides that any waiver of its provisions for our executive officers and directors may be made only by our board and must be promptly disclosed to our shareholders. This disclosure must include an identification of the person who received the waiver, the date of the grant of the waiver by our board, and a brief description of the circumstances and reasons under which it was given.

        The Ethics Code is silent as to the treatment of immediate family members of our Employees, holders of five percent or more of a class of our stock, or the immediate family members of them. We consider such Related Transactions with such persons on a case-by-case basis, if at all, by analogy to existing procedures as above described pertaining to our Employees.

        During 2014, there were no new Transactions with Related Persons. The leases described previously were entered into prior to the establishment of the Ethics Code.

DESCRIPTION OF THE NEW NOTES

        The Company will issue the New Notes under an indenture (the "Indenture"), between itself and MUFG Union Bank, N.A., as Trustee (the "Trustee"), that also governs the Old Notes. The following is a summary of the material provisions of the Indenture. It does not include all of the provisions of the Indenture. We urge you to read the Indenture because it defines your rights. The terms of the New Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the "TIA"). A copy of the Indenture was attached as Exhibit 4.1 to a Current Report on Form 8-K that we filed with the SEC on April 6, 2015, and may be obtained from the Company or the initial purchasers. You can find definitions of certain capitalized terms used in this section of the Prospectus under "—Certain Definitions." Any terms defined in this section of the Prospectus will carry the meanings given to them for the purposes of this section only. For purposes of this section, references to the "Company" include only GCI, Inc. and not its subsidiaries or Parent.

        The Company will issue the New Notes in fully registered form in denominations of $2,000 and integral multiples of $1,000 in excess thereof. The Trustee will initially act as paying agent and registrar for the New Notes. The New Notes may be presented for registration or transfer and exchange at the offices of the registrar. The Company may change any paying agent and registrar without notice to holders of the New Notes (the "Holders"). The Company will pay principal (and premium, if any) on the New Notes at the Trustee's corporate office in New York, New York. At the Company's option, interest may be paid at the Trustee's corporate trust office or by check mailed to the registered address of Holders. Any Old Notes that remain outstanding after the completion of the exchange offer, together with the New Notes issued in connection with the exchange offer, will be treated as a single class of securities under the Indenture. For purposes of this section only, the single class of securities that are comprised of outstanding Old Notes and the New Notes are referred to as the "Notes".

Principal, Maturity and Interest

        The Notes will mature on April 15, 2025, and will be initially issued in an aggregate principal amount of $450 million. We may from time to time issue additional Notes pursuant to the Indenture having identical terms and conditions to the Notes we are currently offering (the "Additional Notes"), subject to the limitations set forth under "—Certain Covenants—Limitation on Indebtedness." Any Additional Notes will be part of the same issue as the Notes offered hereby (and accordingly will participate in purchase offers and partial redemptions) and will vote on all matters with the Notes offered hereby. Unless the context otherwise requires, for purposes of this "Description of the New Notes," reference to the Notes includes Additional Notes. The Notes will bear interest at the rate of 6.875% per annum and will be payable semiannually in cash on April 15 and October 15 of each year, beginning on October 15, 2015, to the holders of the Notes at the close of business on the preceding April 1 or October 1, respectively, as the case may be. Interest on the Notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from and including the date of issuance to but excluding the date of payment.

Guarantees by Subsidiaries

        On the Issue Date, the Notes will not be guaranteed by any of the Company's Subsidiaries. To the extent that any Restricted Subsidiary of the Company guarantees the Notes (the "Note Guarantees") in the future pursuant to the covenant described under "—Certain Covenants—Limitation on Guarantees of Certain Indebtedness," then such Guarantor, as primary obligor and not merely as surety, will, for so long as it remains a Guarantor, jointly and severally with any other Guarantors, irrevocably and unconditionally guarantee, on a senior unsecured basis, the performance and full and punctual payment when due, whether at Stated Maturity, by acceleration or otherwise, of all obligations of the Company under the Indenture and the Notes, whether for payment of principal of, premium, if any, or interest on the Notes, expenses, indemnification or otherwise, on the terms set forth in the Indenture. There can be no assurance that the Notes will ever be guaranteed by any Restricted Subsidiary.

        The Indenture provides that the obligations of a Guarantor under its Note Guarantee will be limited to the maximum amount as will result in the obligations of such Guarantor under the Note Guarantee not to be deemed to constitute a fraudulent conveyance or fraudulent transfer under federal or state law. By virtue of this limitation, a Guarantor's obligations under its Note Guarantee could be significantly less than amounts payable with respect to the Notes, or a Guarantor may have effectively no obligation under its Guarantee.

        Claims of creditors of non-Guarantor Subsidiaries, including trade creditors, secured creditors and creditors holding indebtedness and Guarantees issued by those Subsidiaries, and claims of preferred stockholders (if any) of those Subsidiaries generally will have priority with respect to the assets and earnings of those Subsidiaries over the claims of creditors of the Company, including holders of the Notes.

        As of the date of the Indenture, all of our Subsidiaries, other than Unicom, Inc. and GCI Community Development, LLC, will be "Restricted Subsidiaries"; however, under the circumstances described in the definition of "Unrestricted Subsidiary," any of our Subsidiaries may be designated as "Unrestricted Subsidiaries." Unrestricted Subsidiaries will not be subject to many of the restrictive covenants in the Indenture. Any Note Guarantee of a Restricted Subsidiary that is designed as an Unrestricted Subsidiary will be released as described in the second paragraph of "—Certain Covenants—Limitation on Guarantees of Certain Indebtedness" below.

Ranking

Ranking of the Notes

        The Notes will be senior unsecured obligations of the Company, will rank equally in right of payment with existing and future senior unsecured indebtedness of the Company and senior in right of payment to all future subordinated indebtedness of the Company. The Notes will be effectively junior in right of payment to all of the Company's existing and future secured indebtedness to the extent of the value of the collateral securing such indebtedness, and will be structurally junior in right of payment to all existing and future indebtedness and liabilities of all non-Guarantor Subsidiaries, including any trade payables and indebtedness of such Subsidiaries.

Ranking of Future Note Guarantees

        Any future Note Guarantees will be senior unsecured obligations of the Guarantors, will rank equally in right of payment with existing and future senior unsecured indebtedness of the Guarantors and senior in right of payment to all future subordinated indebtedness of the Guarantors. The Note Guarantees will be effectively junior in right of payment to all of the Guarantors' existing and future secured indebtedness (including indebtedness under the Credit Agreement) to the extent of the value of the collateral securing such indebtedness, and will be structurally junior in right of payment to all existing and future indebtedness and liabilities of any non-Guarantor Subsidiaries, including any trade payables and indebtedness of such Subsidiaries.

        As of December 31, 2014, on a pro forma basis after giving effect to the offering of Old Notes and the use of net proceeds therefrom as described herein and giving effect to the new $275 million term B loan under the Secured Credit Facility, (i) the Company would have had $775.0 million of indebtedness outstanding, none of which would have been secured and all of which would have ranked equally in right of payment with the Notes and (ii) the Company's Subsidiaries would have had approximately $640.3 million of total indebtedness and approximately $836.3 million of total liabilities outstanding, including trade payables but excluding intercompany obligations, all of which would have ranked structurally senior to the Notes.

        Although the Indenture contains limitations on the amount of additional Indebtedness which the Company and its Restricted Subsidiaries may incur, the amounts of such Indebtedness could be substantial and, in any case, significant amounts of such Indebtedness may be secured (which will be effectively senior in right of payment to the Notes and the Note Guarantees to the extent of the value of the collateral securing such indebtedness). Moreover, claims of creditors of the Company's non-Guarantor Subsidiaries, including trade creditors, and holders of Preferred Stock of the Company's non-Guarantor Subsidiaries (if any), will generally have a priority as to the assets of such Subsidiaries over the claims of the Company and the Guarantors.

        Since the operations of the Company are conducted through Subsidiaries, the Company's cash flow and the consequent ability to service debt of the Company, including the Notes, are dependent upon the earnings of its Subsidiaries and the distribution of those earnings to, or upon loans or other payments of funds by those Subsidiaries to, the Company. The payment of dividends and the making of loans and advances to the Company by its Subsidiaries are subject to statutory and contractual restrictions, are dependent upon the earnings of those Subsidiaries and are subject to various business considerations. We may not be able to service the Notes because of our operational structure.

Optional Redemption

        At any time before April 15, 2020, the Notes are redeemable at the option of the Company, in whole or in part, on not less than 30 nor more than 60 days' notice, at a redemption price equal to 100% of the principal amount of the Notes, plus the Applicable Premium as of, and accrued and unpaid interest to but not including the redemption date. At any time on or after April 15, 2020, the Notes are redeemable at the option of the Company, in whole or in part, on not less than 30 nor more than 60 days' notice, at the following redemption prices (expressed as percentages of principal amount), plus accrued and unpaid interest (if any) to the date of redemption, if redeemed during the 12-month period commencing April 15 of the year indicated:

Year	Redemption Price
2020	103.438%
2021	102.292%
2022	101.146%
2023 and thereafter	100.000%

        Notwithstanding the foregoing, on or prior to April 15, 2018, the Company may, at its option, use the Net Cash Proceeds of one or more Qualified Equity Offerings to redeem up to a maximum of 40% of the original principal amount of the Notes (calculated to give effect to any issuance of Additional Notes) at a redemption price equal to 106.875% of the principal amount of the Notes, together with accrued and unpaid interest thereon to the date of redemption; provided that not less than 60% of the principal amount of the Notes issued under the Indenture remain outstanding following any such redemption and the redemption occurs within 180 days following the closing of such Qualified Equity Offering.

        Notice of any redemption of Notes, whether in connection with a Qualified Equity Offering or otherwise, may, at the Company's discretion, be subject to one or more conditions precedent, including, but not limited to, completion of the related Qualified Equity Offering. If such redemption is subject to satisfaction of one or more conditions precedent, such notice of redemption shall describe each such condition and, if applicable, shall state that, in the Company's discretion, the redemption date may be delayed until such time as any or all of such conditions shall be satisfied (or waived by the Company in its sole discretion), or such redemption may not occur and such notice may be rescinded in the event that any or all such conditions shall not have been satisfied (or waived by the Company in its sole discretion) by the redemption date as stated in such notice, or by the redemption date as so delayed. The Company may provide in such notice that payment of the redemption price and performance of the Company's obligations with respect to such redemption may be performed by another Person.

        In the event that less than all of the Notes are to be redeemed at any time, selection of such Notes for redemption will be made by the Trustee on a pro rata basis, by lot or by such method as the Trustee shall deem fair and appropriate; provided, however, that no Notes of a principal amount of $2,000 or less shall be redeemed in part; provided, further, that if a partial redemption is made with the proceeds of a Qualified Equity Offering, selection of the Notes or portions thereof for redemption shall be made by the Trustee only on a pro rata basis or on as nearly a pro rata basis as is practicable (subject to procedures of the Depository Trust Company), unless such method is otherwise prohibited. Notice of redemption shall be mailed by first-class mail at least 30 but not more than 60 days before the redemption date to each holder of Notes to be redeemed at its registered address. If any Note is to be redeemed in part only, the notice of redemption that related to such Notes shall state the portion of the principal amount thereof to be redeemed. A new Note in a principal amount equal to the unredeemed portion thereof will be issued in the name of the holder thereof upon cancellation of the original Note. On and after the redemption date, interest will cease to accrue on Notes or portions thereof called for redemption as long as the Company has deposited with the paying agent funds in satisfaction of the applicable redemption price pursuant to the Indenture. Notwithstanding any of the foregoing, notices of redemption may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with a satisfaction and discharge of the Indenture.

        The Company may at any time, and from time to time, purchase Notes by means other than redemption, whether pursuant to a tender offer, in open market transactions, pursuant to privately negotiated purchases or otherwise, subject to compliance with applicable securities laws.

Sinking Fund

        There will be no mandatory sinking fund payments for the Notes.

Change of Control

        Upon the occurrence of a Change of Control, each holder of Notes shall have the right to require the Company to purchase all or any part (equal to $1,000 or an integral multiple thereof except that no Note will be purchased in part if the remaining portion thereof would not be at least $2,000) of such holder's Notes pursuant to the offer described below (the "Change of Control Offer") at a purchase price (the "Purchase Price") equal to 101% of the principal amount thereof, plus accrued and unpaid interest thereon, if any, to the purchase date. A Change of Control will not occur if the Persons obtaining control of the Company are one or more of the Permitted Holders.

        Within 30 days following any Change of Control, the Company shall mail a notice to each holder of Notes stating: (1) that a Change of Control has occurred and a Change of Control Offer is being made and that all Notes timely tendered will be accepted for payment; (2) the Purchase Price and the purchase date, which shall be, subject to any contrary requirements of applicable law, no earlier than 30 days nor later than 60 days from the date such notice is mailed (the "Change of Control Payment Date"); (3) that any Note (or portion thereof) accepted for payment (and duly paid on the Change of Control Payment Date) pursuant to the Change of Control Offer shall cease to accrue interest after the Change of Control Payment Date; (4) that any Notes (or portions thereof) not tendered will continue to accrue interest; (5) a description of the transaction or transactions constituting the Change of Control; and (6) the procedures that holders of Notes must follow in order to tender their Notes (or portions thereof) for payment and the procedures that holders of Notes must follow in order to withdraw an election to tender Notes (or portions thereof) for payment.

        The Company will not be required to make a Change of Control Offer upon a Change of Control if (i) a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by the Company and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer or (ii) a notice of redemption for all of the outstanding Notes has been given pursuant to the Indenture as described above under the caption "Optional Redemption." A Change of Control Offer (an "Advanced Change of Control Offer") may be made in advance of a Change of Control, conditional upon such Change of Control, if a definitive agreement is in place for the Change of Control at the time such Advanced Change of Control Offer is made. The Company will not be required to make another Change of Control upon such Change of Control if an Advanced Change of Control Offer has already been made.

        The Company will comply with the requirements of Rule 14e-1 under the Exchange Act, and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the purchase of Notes in connection with a Change of Control Offer. To the extent that the provisions of any securities laws or regulations conflict with the provisions relating to the "Change of Control" provisions of the Indenture, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the "Change of Control" provisions of the Indenture by virtue thereof.

        In the event that holders of not less than 90% of the aggregate principal amount of the outstanding Notes accept a Change of Control Offer and the Company purchases all of the Notes held by such holders, within 90 days of such purchase, the Company will have the right, upon not less than 30 days' nor more than 60 days' prior notice, to redeem all of the Notes that remain outstanding following such purchase at the Purchase Price plus, to the extent not included in the Purchase Price, accrued and unpaid interest on the Notes to the date of redemption (subject to the right of holders of record on the relevant record date to receive interest due on an interest payment date that is on or prior to the redemption date).

        Except as described above with respect to a Change of Control, the Indenture does not contain any provisions that permit the holders of the Notes to require that the Company purchase or redeem the Notes in the event of a takeover, recapitalization or similar restructuring.

        The Change of Control purchase feature is a result of negotiations between the Company and the initial purchasers. Management has no present intention to engage in a transaction involving a Change of Control, although it is possible that the Company would decide to do so in the future. Subject to the limitations discussed below, the Company could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control under the Indenture, but that could increase the amount of Indebtedness outstanding at such time or otherwise affect the Company's capital structure or credit ratings. Restrictions on the ability of the Company to Incur additional Indebtedness are contained in the covenants described under "—Certain Covenants—Limitation on Indebtedness" and "—Certain Covenants—Limitation on Liens." Such restrictions can only be waived with the consent of the holders of a majority in principal amount of the Notes then outstanding. Except for the limitations contained in such covenants, however, the Indenture does not contain any covenants or provisions that may afford holders of the Notes protection in the event of a highly leveraged transaction.

        Current and future Credit Facilities may impose restrictions on the ability of the Company's Subsidiaries to pay dividends or make distributions to the Company. Such restrictions may limit the ability of the Company to fund any purchase of the Notes upon a Change of Control. There can be no assurance that the Company will be able to fund any purchase of the Notes upon a Change of Control.

Certain Covenants

        The Indenture contains, among others, the following covenants:

  Suspension of Covenants

        The covenants described below (the "Suspended Covenants") under:

  •
  "—Limitation on Indebtedness";

  •
  "—Limitation on Restricted Payments";

  •
  "—Limitation on Restrictions on Distributions from Restricted Subsidiaries";

  •
  "—Limitation on Asset Sales";

  •
  "—Limitation on Transactions with Affiliates"; and

  •
  clause (c) of the covenant described below under "—Merger, Consolidation and Sale of Assets"

will not apply during any period during which the Notes have an Investment Grade Status (a "Suspension Period").

        Additionally, during any Suspension Period, the Company will no longer be permitted to designate any Restricted Subsidiary as an Unrestricted Subsidiary.

        In the event that the Company and its Restricted Subsidiaries are not subject to the Suspended Covenants for any period of time as a result of the foregoing, and on any subsequent date (the "Reversion Date") the Notes cease to have Investment Grade Status, then the Suspended Covenants will apply with respect to events occurring following the Reversion Date (unless and until the Notes subsequently attain an Investment Grade Status, in which case the Suspended Covenants will again be suspended for such time that the Notes maintain an Investment Grade Status); provided, however, that no Default, Event of Default or breach of any kind will be deemed to exist with respect to the Suspended Covenants, and none of the Company or any of its Subsidiaries will bear any liability, for any actions taken or events occurring during a Suspension Period and before any related Reversion Date, or any actions taken at any time pursuant to any contractual obligation or binding commitment arising prior to such Reversion Date, regardless of whether those actions or events would have been permitted if the applicable Suspended Covenant had remained in effect during such period. There can be no assurance that the Notes will ever achieve an Investment Grade Status or that any such rating will be maintained.

        On each Reversion Date, all Indebtedness incurred during the Suspension Period prior to such Reversion Date will be deemed to be Indebtedness outstanding on the Issue Date. Calculations made after the Reversion Date of the amount available to be made as Restricted Payments under "—Limitation on Restricted Payments" will be made as though the covenant described under "—Limitation on Restricted Payments" had been in effect since the Issue Date and prior, but not during, the Suspension Period. Accordingly, Restricted Payments made during the Suspension Period will not reduce the amount available to be made as Restricted Payments under the first paragraph of "—Limitation on Restricted Payments." In addition, for purposes of the other Suspended Covenants all agreements entered into and all actions taken during the Suspension Period, including, without limitation, the incurrence of Indebtedness shall be deemed to have been taken or to have existed prior to the Issue Date.

        Limitation on Indebtedness.    The Company shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly, Incur any Indebtedness; provided, however, that (a) the Company and its Restricted Subsidiaries may Incur Indebtedness if on the date of the Incurrence of such Indebtedness, after giving effect to the Incurrence of such Indebtedness and the receipt and application of the proceeds thereof, the Total Leverage Ratio of the Company and the Restricted Subsidiaries (on a consolidated basis) would not exceed 6.0 to 1.0 and (b) Permitted Indebtedness may be Incurred.

        "Permitted Indebtedness" is defined to include any and all of the following:

            (i)  Indebtedness pursuant to any Credit Facility Incurred under this clause (i) in an aggregate principal amount outstanding at any time not to exceed (a) $840 million plus (b) an additional amount that after giving effect to the Incurrence of such Indebtedness and the receipt and application of the proceeds thereof, the Secured Leverage Ratio of the Company and the Restricted Subsidiaries (on a consolidated basis) would not exceed 3.5 to 1.0 (with all Indebtedness incurred pursuant to this clause (b) deemed to be secured by a Lien);

           (ii)  Indebtedness of the Company and the Guarantors evidenced by the Notes issued on the Issue Date (and any future Note Guarantees related thereto);

          (iii)  Indebtedness of the Company owing to and held by a Restricted Subsidiary and Indebtedness of a Restricted Subsidiary owing to and held by the Company or any Restricted Subsidiary; provided, however, that any event that results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any subsequent transfer of any such Indebtedness (except to the Company or a Restricted Subsidiary) shall be deemed, in each case, to constitute the Incurrence of such Indebtedness by the issuer thereof; provided, further, that any Indebtedness of the Company owing to and held by a Restricted Subsidiary that is not a Guarantor shall be expressly subordinated to the Notes;

          (iv)  Indebtedness (other than Indebtedness permitted by the immediately preceding paragraph or elsewhere in this paragraph) in an aggregate principal amount outstanding at any time not to exceed $50 million;

           (v)  Indebtedness under Interest Rate Agreements entered into for the purpose of limiting interest rate risks, provided, that the obligations under such agreements are related to payment obligations on Indebtedness otherwise permitted by the terms of this covenant;

          (vi)  Indebtedness in connection with one or more standby letters of credit or performance bonds issued in the ordinary course of business or pursuant to self-insurance obligations and not in connection with the borrowing of money or the obtaining of advances or credit;

         (vii)  Indebtedness outstanding on the Issue Date (after giving effect to the application of the proceeds of the sale of the Notes);

        (viii)  Indebtedness constituting Guarantees by the Company or any Restricted Subsidiary of Indebtedness of the Company or any other Restricted Subsidiary Incurred in accordance with the provisions of the Indenture and subject to the limitations on the granting of such Guarantees set forth below under "Certain Covenants—Limitation on Guarantees of Certain Indebtedness";

          (ix)  Indebtedness of the Company or a Restricted Subsidiary represented by Capital Lease Obligations, Vendor Financings, mortgage financings, purchase money obligations or letters of credit, in each case Incurred for the purpose of financing all or any part of the purchase price or cost of construction or improvement of Property used in the business of the Company or such Restricted Subsidiary as long as such Indebtedness is Incurred prior to, or within 180 days after, the acquisition, construction or improvement (and any refinancing of such Indebtedness) in an aggregate principal amount not to exceed $60 million at any time outstanding;

           (x)  Acquired Indebtedness of a Restricted Subsidiary (and any refinancing thereof by such Restricted Subsidiary) so long as the aggregate principal amount of all such Indebtedness incurred pursuant to this clause (x) does not exceed $50 million at any one time outstanding; and

          (xi)  Permitted Refinancing Indebtedness Incurred in respect of Indebtedness Incurred pursuant to clause (a) of the immediately preceding paragraph and clauses (i)(b), (ii) and (vii) above.

        For purposes of determining compliance with this "—Limitation on Indebtedness" covenant, (x) guarantees or obligations with respect to letters of credit supporting Indebtedness otherwise included in the determination of the amount of Indebtedness shall not be included and (y) in the event that an item of Indebtedness meets the criteria of more than one of the categories of Permitted Indebtedness and/or would have been permitted to have been Incurred pursuant to clause (a) of the first paragraph of this "—Limitation on Indebtedness" covenant, the Company, in its sole discretion, may classify, and from time to time may reclassify, all or any portion of such item of Indebtedness as being within one or more of such categories or as being Indebtedness permitted to be Incurred pursuant to clause (a) of the first paragraph of this "—Limitation on Indebtedness" covenant; provided that Indebtedness outstanding under the Credit Agreement on the Issue Date shall be incurred under clause (i)(a) of the definition of "Permitted Indebtedness" and may not be reclassified.

        The accrual of interest and dividends, the accretion of accreted value, the amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness, the payment of dividends on Capital Stock in the form of additional shares of Capital Stock with the same terms, and changes to amounts outstanding in respect of Interest Rate Agreements solely as a result of fluctuations in foreign currency exchange rates or interest rates or by reason of fees, indemnities and compensation payable thereunder will not be deemed to be an Incurrence of Indebtedness.

        Limitation on Restricted Payments.    The Company shall not make, and shall not permit any Restricted Subsidiary to make, directly or indirectly, any Restricted Payment if, at the time of and after giving effect to, such proposed Restricted Payment:

          (a)   a Default or an Event of Default shall have occurred and be continuing,

          (b)   the Company could not Incur at least $1.00 of additional Indebtedness pursuant to clause (a) of the first paragraph of "—Limitation on Indebtedness" or

          (c)   the aggregate amount of such Restricted Payment and all other Restricted Payments made since February 17, 2004 (the amount of any Restricted Payment, if made other than in cash, to be based upon Fair Market Value) would exceed an amount equal to the sum of (i) the excess of (A) Cumulative EBITDA over (B) the product of 1.5 and Cumulative Interest Expense, (ii) Capital Stock Sale Proceeds, (iii) the amount by which Indebtedness of the Company or any Restricted Subsidiary is reduced on the Company's balance sheet upon the conversion or exchange (other than by a Subsidiary of the Company) subsequent to the Issue Date of any Indebtedness of the Company or any Restricted Subsidiary convertible or exchangeable for Capital Stock (other than Disqualified Stock) of the Company (less the amount of any cash or other Property distributed by the Company or any Restricted Subsidiary upon conversion or exchange) and (iv) an amount equal to the net reduction in Investments made by the Company and its Restricted Subsidiaries subsequent to the Issue Date in any Person resulting from (A) dividends, repayment of loans or advances, or other transfers or distributions of Property (but only to the extent the Company excludes such transfers or distributions from the calculation of Cumulative EBITDA for purposes of clause (c)(i)(A) above), in each case to the Company or any Restricted Subsidiary from any Person or (B) the redesignation of any Unrestricted Subsidiary as a Restricted Subsidiary, not to exceed, in the case of (A) or (B) of this subclause (iv), the amount of such Investments previously made by the Company and its Restricted Subsidiaries in such Person or such Unrestricted Subsidiary, as the case may be, which were treated as Restricted Payments. As of December 31, 2014, the amount available to make Restricted Payments pursuant to this paragraph would have been approximately $935 million.

        Notwithstanding the foregoing limitation, the Company and its Restricted Subsidiaries may:

          (a)   pay dividends on its Capital Stock within 60 days of the declaration thereof if, on the declaration date, such dividends could have been paid in compliance with the Indenture,

          (b)   redeem, repurchase, defease, acquire or retire for value, any Indebtedness subordinate (whether pursuant to its terms or by operation of law) in right of payment to the Notes with the proceeds of any Indebtedness that is Permitted Refinancing Indebtedness in respect of such subordinated Indebtedness,

          (c)   acquire, redeem or retire Capital Stock of the Company or Indebtedness subordinate (whether pursuant to its terms or by operation of law) in right of payment to the Notes in exchange for, or in connection with a substantially concurrent issuance of, Capital Stock of the Company (other than Disqualified Stock and other than Capital Stock issued or sold to a Subsidiary of the Company or an employee stock ownership plan or other trust established by the Company or any Subsidiary of the Company),

          (d)   make Investments in Persons the primary businesses of which are Related Businesses (other than Investments in the Capital Stock of the Company) in an amount at any time outstanding not to exceed $35 million in the aggregate for all such Investments made in reliance upon this clause (d),

          (e)   purchase or redeem Capital Stock in connection with the repurchase provisions under employee stock option or stock purchase agreements or other agreements to compensate management employees of Parent, the Company or one of its Subsidiaries; provided, however, that the amount paid in connection with all such redemptions or repurchases pursuant to this clause (e) shall not exceed in any fiscal year $10 million (with unused amounts in any fiscal year permitted to be applied in any subsequent fiscal year),

          (f)    declare and pay dividends to, or make loans to, any direct or indirect parent company of the Company (including the Parent) for the purpose of paying: (A) franchise and similar taxes, and other fees and expenses, required to maintain their corporate existence, (B) for any taxable period for which the Company and/or any of its Subsidiaries are members of a consolidated, combined or similar income tax group for U.S. federal and/or applicable state or local income tax purposes of which such direct or indirect parent of the Company is the common parent (a "Tax Group"), the portion of any U.S. federal, state or local income taxes (as applicable) of such Tax Group that are attributable to the income of the Company and/or its Subsidiaries, provided that (i) the amount of such dividends or other distributions for any taxable period shall not exceed the amount of such taxes that the Company and/or its applicable Subsidiaries would have paid had the Company and/or such Subsidiaries been a stand-alone taxpayer (or a stand-alone group) and (ii) dividends or other distributions in respect of an Unrestricted Subsidiary shall be permitted only to the extent that cash distributions were made by such Unrestricted Subsidiary to the Company or any of its Restricted Subsidiaries for such purpose, (C) customary salary, bonus and other benefits payable to officers and any indemnification obligations of, officers, directors and employees or former officers, directors or employees of any direct or indirect parent of the Company (including the Parent) to the extent such salaries, bonuses, indemnification obligations and other benefits are attributable to the ownership or operation of the Company and the Restricted Subsidiaries, (D) general corporate overhead expenses of any direct or indirect parent of the Company (including the Parent) to the extent such expenses are attributable to the ownership or operation of the Company and the Restricted Subsidiaries, and (E) fees and expenses incurred by any direct or indirect parent company of the Company (including the Parent) in connection with any unsuccessful equity issuances or incurrence of Indebtedness to the extent the net proceeds thereof are intended to be contributed to the Company, and

          (g)   subject to no Default or Event of Default having occurred and be continuing at the time of such Restricted Payment or as a result thereof, make additional Restricted Payments up to an aggregate amount of $65 million.

        Any payments made pursuant to clauses (b) through (g) of the immediately preceding paragraph shall be excluded from the calculation of the aggregate amount of Restricted Payments made after the Issue Date; provided, however, that the proceeds from the issuance of Capital Stock pursuant to clause (c) of the immediately preceding paragraph shall not constitute Capital Stock Sale Proceeds for purposes of clause (c)(ii) of the first paragraph of this covenant.

        Limitation on Liens.    The Company shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly, Incur or suffer to exist, any Lien (other than Permitted Liens) upon any of its Property, whether now owned or hereafter acquired, or any interest therein, or any income or profits therefrom, unless (a) with respect to any Restricted Subsidiary, such Lien secures Indebtedness other than Guarantees of Indebtedness of the Company or (b) effective provision has been or will be made whereby the Notes will be secured by such Lien equally and ratably with all other Indebtedness of the Company or any Restricted Subsidiary secured by such Lien.

        Limitation on Asset Sales.    The Company shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly, consummate any Asset Sale after the Issue Date unless:

            (i)  the Company or such Restricted Subsidiary, as the case may be, receives consideration at the time of such Asset Sale at least equal to the Fair Market Value of the Property subject to such Asset Sale;

           (ii)  at least 75% of the consideration paid to the Company or such Restricted Subsidiary in connection with such Asset Sale is in the form of cash or Temporary Cash Investments; and

          (iii)  within 12 months of receipt (or within 18 months of receipt if a binding commitment to reinvest is entered into within 12 months of receipt), the Net Available Cash from such Asset Sale received by the Company or such Restricted Subsidiary is applied:

    (a)
    to permanently prepay, repay or purchase any then existing secured Indebtedness of the Company or a Restricted Subsidiary or Indebtedness that was secured by the assets sold or otherwise disposed of in such Asset Sale (provided that, in each case any such repayment shall result in a permanent reduction of any commitment in respect thereof in an amount equal to the principal amount so repaid);

    (b)
    to permanently prepay, repay or purchase any then existing Indebtedness of a Restricted Subsidiary that is not a Guarantor, other than Indebtedness owed to the Company or another Restricted Subsidiary (provided that, in each case any such repayment shall result in a permanent reduction of any commitment in respect thereof in an amount equal to the principal amount so repaid); or

    (c)
    to make an investment in Additional Assets (including, without limitation, Capital Stock or other securities purchased in connection with the acquisition of Capital Stock or property of another Person).

        For purposes of clause (ii) above, the following shall be deemed to be cash: (x) the amount of any Indebtedness (other than Indebtedness subordinate to the Notes) of the Company or such Restricted Subsidiary that is expressly assumed by the transferee in such Asset Sale and with respect to which the Company or such Restricted Subsidiary is unconditionally released by the holder of such Indebtedness and (y) the amount of any obligations received from the transferee in such Asset Sale that are within 180 days repaid, converted into or sold or otherwise disposed of for cash or Temporary Cash Investments (to the extent of such cash or Temporary Cash Investments actually so received).

        Any Net Available Cash from an Asset Sale not applied in accordance with clause (iii) of the second preceding paragraph shall constitute "Excess Proceeds." When the aggregate amount of Excess Proceeds exceeds $25 million, the Company will be required to make an offer to purchase (the "Prepayment Offer") the Notes, and any other Indebtedness, if any, that ranks pari passu with the Notes and contains similar provisions requiring an Asset Sale prepayment offer, on a pro rata basis, at a purchase price equal to 100% of the principal amount thereof plus accrued and unpaid interest thereon (if any) to the date of purchase in accordance with the procedures (including prorating in the event of oversubscription) set forth in the Indenture (or, in the event of Indebtedness that is discounted, at a price of the then accreted value thereof); provided, however, if any other such Indebtedness that ranks pari passu with the Notes does not contain similar Asset Sale prepayment offer provisions with regard to the pro rata repayment of such other Indebtedness and the Notes, the Company will be required to purchase the Notes before purchasing any other such Indebtedness from such Excess Proceeds. If the aggregate principal amount of Notes surrendered for purchase by holders thereof exceeds the amount of Excess Proceeds allocated to the Notes, then the Trustee shall select the Notes to be purchased pro rata according to principal amount or by lot with such adjustments as may be deemed appropriate by the Company so that only Notes in denominations of $1,000, or integral multiples thereof, shall be purchased and that no Note in a denomination of less than $2,000 shall be outstanding. To the extent that any portion of the amount of Net Available Cash remains after compliance with the preceding sentence and, provided that all holders of Notes have been given the opportunity to tender their Notes for purchase as described in the following paragraph in accordance with the Indenture, the Company or such Restricted Subsidiary may use such remaining amount for general corporate purposes and the amount of Excess Proceeds will be reset to zero.

        Within five business days after the period set forth in clause (iii) above, the Company shall, if it is obligated to make a Prepayment Offer, send a written notice, by first-class mail, to the holders of the Notes (the "Prepayment Offer Notice"), accompanied by a description of the transaction or transactions triggering the obligation to make a Prepayment Offer. The Prepayment Offer Notice will state, among other things, (a) that the Company is offering to purchase Notes pursuant to the provisions of the Indenture described herein under "—Limitation on Asset Sales," (b) that any Note (or any portion thereof) accepted for payment (and duly paid on the Purchase Date (defined below)) pursuant to the Prepayment Offer shall cease to accrue interest after the Purchase Date, (c) the purchase price and purchase date, which shall be, subject to any contrary requirements of applicable law, no less than 30 days nor more than 60 days from the date the Prepayment Offer Notice is mailed (the "Purchase Date"), (d) the aggregate principal amount of Notes (or portions thereof) to be purchased and (e) a description of the procedure which holders of Notes must follow in order to tender their Notes (or portions thereof) and the procedures that holders of Notes must follow in order to withdraw an election to tender their Notes (or portions thereof) for payment.

        The Company will comply, to the extent applicable, with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws or regulations thereunder to the extent such laws and regulations are applicable in connection with the purchase of Notes as described above. To the extent that the provisions of any securities laws or regulations conflict with the provisions relating to the Prepayment Offer, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations described above by virtue thereof.

        Limitation on Restrictions on Distributions from Restricted Subsidiaries.    The Company shall not, and shall not permit any of its Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or suffer to exist or become effective, or enter into any agreement with any Person that would cause to become effective, any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to:

          (a)   pay dividends, in cash or otherwise, or make any other distributions on or in respect of its Capital Stock, or pay any Indebtedness or other obligation owed, to the Company or any other Restricted Subsidiary,

          (b)   make any loans or advances to the Company or any other Restricted Subsidiary,

          (c)   transfer any of its Property to the Company or any other Restricted Subsidiary, or

          (d)   if such Restricted Subsidiary is a Guarantor, provide a Note Guarantee.

        Such limitation will not apply:

          (1)   with respect to clauses (a), (b), (c) and (d), to encumbrances and restrictions: (i) in existence under or by reason of any agreements in effect on the Issue Date, (ii) relating to Indebtedness of a Restricted Subsidiary and existing at such Restricted Subsidiary at the time it became a Restricted Subsidiary if such encumbrance or restriction was not created in connection with or in anticipation of the transaction or series of related transactions pursuant to which such Restricted Subsidiary became a Restricted Subsidiary or was acquired by the Company, (iii) any encumbrance or restriction pursuant to Indebtedness of a Restricted Subsidiary, which in the good faith judgment of the Company will not impair the Company's ability to make required payments of interest and principal on the Notes when due or (iv) which result from the extension, renewal, refinancing, replacement, refunding or amendment of an agreement referred to in the immediately preceding clauses (1)(i) and (ii) above and in clauses (2)(i) and (ii) below, provided, such encumbrance or restriction is no more restrictive to such Restricted Subsidiary and is not materially less favorable to the holders of Notes than those under or pursuant to the agreement evidencing the Indebtedness so extended, renewed, refinanced, replaced, refunded or amended, and

          (2)   with respect to clause (c) only, to (i) any encumbrance or restriction relating to Indebtedness that is permitted to be Incurred and secured pursuant to the provisions under "—Limitation on Indebtedness" and "—Limitation on Liens" that limits the right of the debtor to dispose of the assets or Property securing such Indebtedness, (ii) any encumbrance or restriction in connection with an acquisition of Property, so long as such encumbrance or restriction relates solely to the Property so acquired and was not created in connection with or in anticipation of such acquisition, (iii) customary provisions restricting subletting or assignment of leases of the Company or any Restricted Subsidiary and customary provisions in other agreements that restrict assignment of such agreements or rights thereunder or (iv) customary restrictions contained in asset sale agreements limiting the transfer of such assets pending the closing of such sales.

        Limitation on Transactions with Affiliates.    The Company shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly, conduct any business or enter into or suffer to exist any transaction or series of transactions (including the purchase, sale, transfer, lease or exchange of any Property or the rendering of any service) with, or for the benefit of, any Affiliate of the Company (an "Affiliate Transaction") unless:

          (a)   the terms of such Affiliate Transaction are no less favorable to the Company or such Restricted Subsidiary, as the case may be, than those that could be obtained in a comparable arm's-length transaction with a Person that is not an Affiliate of the Company or such Restricted Subsidiary, and

          (b)   with respect to an Affiliate Transaction involving aggregate payments or Fair Market Value in excess of $25 million, the Board of Directors of the Company (including a majority of the disinterested members of the Board of Directors of the Company) approves such Affiliate

  Transaction and, in its good faith judgment, believes that such Affiliate Transaction complies with clause (a) of this paragraph as evidenced by a Board Resolution.

        Notwithstanding the foregoing limitation, the Company may enter into or suffer to exist the following:

            (i)  any transaction pursuant to any contract in existence on the Issue Date on the terms of such contract as in effect on the Issue Date;

           (ii)  any transaction or series of transactions between the Company and one or more of its Restricted Subsidiaries or between two or more of its Restricted Subsidiaries;

          (iii)  any Restricted Payment permitted to be made pursuant to "—Limitation on Restricted Payments";

          (iv)  the payment of compensation (including, amounts paid pursuant to employee benefit plans) for the personal services of, and indemnification arrangements for, officers, directors and employees of Parent, the Company or any of its Restricted Subsidiaries, so long as the Board of Directors of the Company in good faith shall have approved the terms thereof and deemed the services theretofore or thereafter to be performed for such compensation or fees to be fair consideration therefor;

           (v)  loans and advances to employees of Parent, the Company or a Restricted Subsidiary made in the ordinary course of business and consistent with past practice of Parent, the Company or such Restricted Subsidiary, as the case may be, provided, that such loans and advances do not exceed in the aggregate $6 million at any one time outstanding; and

          (vi)  agreements pursuant to any tax sharing arrangements among Parent, the Company and its Subsidiaries that are substantially similar to the tax sharing arrangements in place as of the Issue Date.

        Merger, Consolidation and Sale of Assets.    The Company will not merge or consolidate with or into any other entity (other than a merger of a wholly owned Restricted Subsidiary into the Company) or sell, transfer, assign, lease, convey or otherwise dispose of all or substantially all of its Property in any one transaction or series of transactions unless:

          (a)   the entity formed by or surviving any such consolidation or merger (if the Company is not the surviving entity) or the Person to which such sale, transfer, assignment, lease, conveyance or other disposition is made (the "Surviving Entity") shall be a corporation organized and existing under the laws of the United States of America or a State thereof or the District of Columbia and such corporation expressly assumes, by supplemental indenture in form satisfactory to the Trustee, executed and delivered to the Trustee by such corporation, the due and punctual payment of the principal of, and interest on, all the Notes, according to their tenor, and the due and punctual performance and observance of all the covenants and conditions of the Indenture to be performed by the Company;

          (b)   immediately before and after giving effect to such transaction or series of transactions, no Default or Event of Default shall have occurred and be continuing;

          (c)   immediately after giving effect to such transaction or series of transactions on a pro forma basis (including, without limitation, any Indebtedness Incurred or anticipated to be Incurred in connection with such transaction or series of transactions), (i) the Company or the Surviving Entity, as the case may be, would be able to Incur at least $1.00 of additional Indebtedness under clause (a) of the first paragraph of "—Certain Covenants—Limitation on Indebtedness" or (ii) the Total Leverage Ratio for the Company or the Surviving Entity, as the case may be, and its

  Restricted Subsidiaries would not be less than such ratio for the Company and its Restricted Subsidiaries immediately prior to such transaction; and

          (d)   in the case of a sale, transfer, assignment, lease, conveyance or other disposition of all or substantially all of the Company's Property, such Property shall have been transferred as an entirety or virtually as an entirety to one Person.

        In connection with any consolidation, merger or transfer contemplated by the paragraph above, the Company shall deliver, or cause to be delivered, to the Trustee, in form and substance reasonably satisfactory to the Trustee, an Officer's Certificate and an Opinion of Counsel, each stating that such consolidation, merger, transfer, assignment, lease, conveyance or other disposition and the supplemental indenture in respect thereof comply with the paragraph above and that all conditions precedent therein provided for relating to such transaction or transactions have been complied with.

        No Guarantor shall consolidate or merge with or into, or transfer all or substantially all of its assets to, another Person (other than the Company or a Guarantor) unless either the Note Guarantee of such Guarantor is being released in accordance with "—Limitation on Guarantees of Certain Indebtedness" below or: (i) either (A) such Guarantor shall be the continuing Person, or (B) the Person formed by or surviving any such consolidation or merger (if other than such Guarantor), or to which any such transfer shall have been made, is a corporation, limited liability company or limited partnership organized and existing under the laws of the United States, any State thereof or the District of Columbia; (ii) the surviving Person (if other than such Guarantor) expressly assumes by supplemental indenture all the obligations of such Guarantor under its Note Guarantee and the Indenture; and (iii) immediately after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing.

        SEC Reports.    The Company shall file with the Trustee and provide holders of the Notes, within 15 days after it files with the Commission, copies of its annual report and the information, documents and other reports which the Company is required to file with the Commission pursuant to Section 13 or 15(d) of the Exchange Act. Notwithstanding that the Company may not be required to remain subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, the Company shall continue to file with the Commission and provide the Trustee and holders of the Notes with the annual reports and the information, documents and other reports as are specified in Sections 13 and 15(d) of the Exchange Act and applicable to a United States corporation that is a non-accelerated filer subject to such sections at the times specified for filing of such information; provided, however, that the Company shall not be so obligated to file such reports with the Commission if the Commission does not permit such filing, in which event the Company will make available such information to prospective purchasers of Notes, including by posting such reports on the primary website of the Company or its Subsidiaries, in addition to providing such information to the Trustee and the holders at the times the Company would be required to file such information with the Commission if it were subject to Section 13 or 15(d) of the Exchange Act as a non- accelerated filer. The Company also shall comply with the other provisions of TIA Section 314(a).

        Notwithstanding the foregoing, to the extent permitted by the rules and regulations of the Commission, reports provided pursuant to this covenant shall not be required to comply with (a) sections 302, 906 and 404 of the Sarbanes-Oxley Act of 2002, and Items 307, 308 and 402 of Regulation S-K; or (b) Regulation G under the Exchange Act or item 10(e) of Regulation S-K with respect to any non-GAAP financial contained therein. In addition, notwithstanding the foregoing, the Company will be deemed to have furnished such reports referred to above to the Trustee and the holders of the Notes if the Company has filed such reports with the Commission via the EDGAR filing system (or any successor system) and such reports are publicly available; provided, however, that the Trustee shall have no obligation to determine whether or not the Company shall have made such filings.

        Delivery of such reports, information and documents to the Trustee is for informational purposes only and the Trustee's receipt of such shall not constitute constructive notice of any information contained therein or determinable from information contained therein, including the Company's compliance with any of its covenants under the Indenture (as to which the Trustee is entitled to rely exclusively on Officer's Certificates).

        In addition, for so long as any Notes remain outstanding, the Company will furnish to the holders and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

        Limitation on Guarantees of Certain Indebtedness.    The Company shall not permit any Restricted Subsidiary that is not a Guarantor to issue Capital Debt Securities or Guarantee any Capital Debt Securities issued by the Company or another Restricted Subsidiary unless such Restricted Subsidiary, the Company and the Trustee execute and deliver a supplemental indenture causing such Restricted Subsidiary to provide a Note Guarantee. Upon execution and delivery of such supplemental indenture, such Restricted Subsidiary shall be a Guarantor for all purposes of the Indenture.

        The Note Guarantee of a Restricted Subsidiary will be released upon (i) the sale of all of the Capital Stock, or all or substantially all of the assets, of the applicable Guarantor (in each case other than to the Company or a Guarantor), including but not limited to, by way of merger or consolidation with another Person, in accordance with the requirements of the Indenture (including, without limitation, in the event of a sale of the Capital Stock or assets of the Guarantor, that the Net Available Cash is applied in accordance with the requirements of the applicable provision of the Indenture described under "—Limitation on Asset Sales" above), (ii) the designation by the Company of the applicable Guarantor as an Unrestricted Subsidiary in accordance with the requirements of the Indenture, or (iii) the release or discharge of the Guarantee by such Guarantor with respect to the Capital Debt Securities which resulted in the creation of such Note Guarantee, except a discharge or release by or as a result of payment under such Guarantee, or the payment in full of the Capital Debt Securities issued by such Guarantor which resulted in the creation of such Note Guarantee.

Events of Default

        Events of Default in respect of the Notes as set forth in the Indenture include:

            (i)  failure to make any payment of any principal of any of the Notes when the same becomes due and payable at maturity, upon acceleration, redemption, optional redemption, required purchase or otherwise;

           (ii)  failure to make the payment of any interest on the Notes when the same becomes due and payable, and such failure continues for a period of 30 days;

          (iii)  failure to perform or comply with the Indenture provisions described under "Merger, Consolidation and Sale of Assets";

          (iv)  failure to comply with any other covenant or agreement in the Notes or in the Indenture and such failure continues for 30 days after written notice from the Trustee or the holders of not less than 30% in aggregate principal amount of the Notes then outstanding;

           (v)  a default under any Indebtedness for borrowed money by the Company or any Significant Subsidiary (or group of Restricted Subsidiaries that together would constitute a Significant Subsidiary) which results in acceleration of the maturity of such Indebtedness, or failure to pay any such Indebtedness when due within any applicable grace period, in a total principal amount greater than $50 million;

          (vi)  any judgment or judgments for the payment of money in an uninsured aggregate amount in excess of $50 million shall be rendered against the Company or any Significant Subsidiary (or group of Restricted Subsidiaries that together would constitute a Significant Subsidiary) and shall not be waived, satisfied or discharged for any period of 30 consecutive days during which a stay of enforcement shall not be in effect;

         (vii)  certain events involving bankruptcy, insolvency or reorganization of the Company or any Significant Subsidiary (or group of Restricted Subsidiaries that together would constitute a Significant Subsidiary); and

        (viii)  the Note Guarantee of any Guarantor ceases to be in full force and effect (except as contemplated by the terms of the Indenture) or any Guarantor shall deny or disaffirm its obligations under the Indenture or the Note Guarantee of such Guarantor.

        The Indenture provides that if an Event of Default with respect to the Notes (other than an Event of Default resulting from certain events of bankruptcy, insolvency or reorganization with respect to the Company) shall have occurred and be continuing, the Trustee or the holders of not less than 30% in aggregate principal amount of the Notes then outstanding may declare to be immediately due and payable the principal amount of all the Notes then outstanding, plus accrued but unpaid interest to the date of acceleration; provided, however, that after such acceleration but before a judgment or decree based on acceleration is obtained by the Trustee, the holders of a majority in aggregate principal amount of the Notes then outstanding, may, under certain circumstances, rescind and annul such acceleration if all Events of Default, other than the nonpayment of accelerated principal or interest, have been cured or waived as provided in the Indenture. In case an Event of Default resulting from certain events of bankruptcy, insolvency or reorganization with respect to the Company shall occur, such amount with respect to all of the Notes shall be due and payable immediately without any declaration or other act on the part of the Trustee or the holders of the Notes.

        The holders of a majority in principal amount of the Notes then outstanding shall have the right to waive any existing Default, other than payment Defaults, with respect to the Notes or compliance with any provision of the Indenture and to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, subject to certain limitations specified in the Indenture.

        No holder of the Notes will have any right to institute any proceeding with respect to the Indenture or for any remedy thereunder, unless (i) such holder shall have previously given to the Trustee written notice of a continuing Event of Default, (ii) the holders of at least 30% in aggregate principal amount of the Notes then outstanding shall have made written request and offered reasonable indemnity to the Trustee to institute such proceeding as a trustee, (iii) the Trustee shall not have received from the holders of a majority in aggregate principal amount of the Notes then outstanding a direction inconsistent with such request, and (iv) the Trustee shall have failed to institute such proceeding within 60 days; provided, however, such limitations do not apply to a suit instituted by a holder of any Note for enforcement of payment of the principal of, premium, if any, or interest on such Note on or after the respective due dates expressed in such Note.

Amendments and Waivers

        The Indenture may be amended with the consent of the holders of a majority in principal amount of the Notes then outstanding (including consents obtained in connection with a tender offer or exchange offer for the Notes) and any past Default, other than payment Defaults, or compliance with any provisions may also be waived with the consent of the holders of a majority in principal amount of the Notes then outstanding; provided, however, without the consent of each holder of an outstanding Note to be affected, no amendment may, among other things:

            (i)  reduce the amount of Notes whose holders must consent to an amendment,

           (ii)  reduce the rate of or change or have the effect of extending the time for payment of interest on any Note,

          (iii)  reduce the principal of or change or have the effect of extending the Stated Maturity of any Note,

          (iv)  make any Note payable in money other than that stated in the Note,

           (v)  impair the right of any holder of the Notes to receive payment of principal of and interest on such holder's Notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such holder's Notes,

          (vi)  modify or change any provision of the Indenture or the related definitions affecting the ranking of the Notes or the Note Guarantees in a manner which adversely affects the holders of the Notes,

         (vii)  make any change in the amendment provisions which require each holder's consent or in the waiver provisions,

        (viii)  reduce the premium payable upon the redemption of any Note or change the time at which any Note may or shall be redeemed as described under "—Optional Redemption" (other than to change the redemption notice requirements), or

          (ix)  after the Company's obligation to purchase Notes arises thereunder, amend, change or modify in any material respect the obligation of the Company to make and consummate a Change of Control Offer in the event of a Change of Control or make and consummate a prepayment offer with respect to any Asset Sale that has been consummated or, after such Change of Control has occurred or such Asset Sale has been consummated, modify any of the provisions or definitions with respect thereto.

        Without the consent of any holder of the Notes, the Company and the Trustee may amend the Indenture to:

          (a)   provide for the assumption by a successor corporation of the obligations of the Company under the Indenture;

          (b)   add Note Guarantees;

          (c)   release Guarantors when permitted by the Indenture;

          (d)   provide for security for the Notes (including provisions for the release of such security);

          (e)   add to the covenants of the Company;

          (f)    surrender any right or power conferred upon the Company;

          (g)   provide for uncertificated Notes in addition to or in place of certificated Notes;

          (h)   make any change that does not adversely affect the rights of any holder of the Notes;

          (i)    cure any ambiguity, omission, defect or inconsistency;

          (j)    conform the text of the Indenture, the Note Guarantees or the Notes to any provision of this "Description of the New Notes"; and

          (k)   comply with any requirement of the Commission in order to effect or maintain the qualification of the Indenture under the TIA.

        The consent of the holders of the Notes is not necessary under the Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment.

        After an amendment under the Indenture becomes effective, the Company is required to mail to holders of the Notes affected a notice briefly describing such amendment. However, the failure to give such notice to all holders of the Notes, or any defect therein, will not impair or affect the validity of the amendment.

No Liability of Managers, Officers, Employees, or Shareholders

        No past, present or future manager, director, officer, employee, member, shareholder, partner, agent, Affiliate or incorporator of the Company or any Subsidiary of the Company, as such, will have any liability for any obligations of the Company under the Notes or the Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. Such waiver may not be effective to waive liabilities under the Federal securities laws and the Commission is of the view that such a waiver is against public policy.

Legal Defeasance and Covenant Defeasance

        The Company may, at its option and at any time, elect to have its obligations discharged with respect to the outstanding Notes ("Legal Defeasance"). Such Legal Defeasance means that the Company shall be deemed to have paid and discharged the entire indebtedness represented by the outstanding Notes, except for:

          (1)   the rights of holders of the Notes to receive payments in respect of the principal of, premium, if any, and interest on the Notes when such payments are due;

          (2)   the Company's obligations with respect to the Notes concerning issuing temporary Notes, registration of Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payments;

          (3)   the rights, powers, trust, duties and immunities of the Trustee and the Company's obligations in connection therewith; and

          (4)   the Legal Defeasance provisions of the Indenture.

        In addition, the Company may, at its option and at any time, elect to have the obligations of the Company released with respect to certain covenants that are described in the Indenture ("Covenant Defeasance") and thereafter any omission to comply with such obligations shall not constitute a Default or Event of Default with respect to the Notes. In the event Covenant Defeasance occurs, certain events (not including non-payment and bankruptcy, receivership, reorganization and insolvency events relating to the Company) described under "—Events of Default" will no longer constitute an Event of Default with respect to the Notes.

        In order to exercise either Legal Defeasance or Covenant Defeasance:

          (1)   the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the holders of the Notes cash in U.S. dollars, non-callable U.S. Government Obligations, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest on the Notes on the stated date for payment thereof or on the applicable redemption date, as the case may be;

          (2)   in the case of Legal Defeasance, the Company shall have delivered to the Trustee an Opinion of Counsel in the United States reasonably acceptable to the Trustee confirming that:

            (a)   the Company has received from, or there has been published by, the Internal Revenue Service a ruling; or

            (b)   since the date of the Indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such Opinion of Counsel shall confirm that, the holders of the Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

          (3)   in the case of Covenant Defeasance, the Company shall have delivered to the Trustee an Opinion of Counsel in the United States reasonably acceptable to the Trustee confirming that the holders of the Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

          (4)   no Default or Event of Default shall have occurred and be continuing on the date of such deposit (other than a Default or an Event of Default resulting from the borrowing of funds to be applied to such deposit and the grant of any Lien securing such borrowings);

          (5)   such Legal Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a default under the Indenture (other than a Default or an Event of Default resulting from the borrowing of funds to be applied to such deposit and the grant of any Lien securing such borrowings) or any other material agreement or instrument to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound;

          (6)   the Company shall have delivered to the Trustee an Officer's Certificate stating that the deposit was not made by the Company with the intent of defeating, hindering, delaying or defrauding any other creditors of the Company or others; and

          (7)   the Company shall have delivered to the Trustee an Officer's Certificate and an Opinion of Counsel, each stating that all conditions precedent provided for or relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

        Notwithstanding the foregoing, the Opinion of Counsel required by clause (2) above with respect to a Legal Defeasance need not be delivered if all Notes not theretofore delivered to the Trustee for cancellation (1) have become due and payable or (2) will become due and payable on the maturity date within one year or have been called for redemption within one year pursuant to the provisions described under "—Optional Redemption".

Satisfaction and Discharge

        The Indenture will be discharged and will cease to be of further effect (except as to surviving rights or registration of transfer or exchange of the Notes, as expressly provided for in the Indenture) as to all outstanding Notes when:

          (1)   either:

            (a)   all the Notes theretofore authenticated and delivered (except lost, stolen or destroyed Notes which have been replaced or paid and Notes for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Company and thereafter repaid to the Company or discharged from such trust) have been delivered to the Trustee for cancellation; or

            (b)   all Notes not theretofore delivered to the Trustee for cancellation (i) have become due and payable, (ii) will become due and payable within one year or (iii) have been called for redemption within one year pursuant to the provisions described under "—Optional Redemption," and, in any case, the Company has irrevocably deposited or caused to be deposited with the Trustee cash in U.S. dollars, non-callable U.S. Government Obligations or a combination thereof in an amount sufficient to pay and discharge the entire Indebtedness on the Notes not theretofore delivered to the Trustee for cancellation, for principal of, premium, if any, and interest on the Notes to the scheduled maturity date or date of redemption, together with irrevocable instructions from the Company directing the Trustee to apply such funds to the payment thereof at maturity or redemption, as the case may be; provided, that upon any redemption that requires the payment of the Applicable Premium, the amount deposited shall be sufficient for purposes of the Indenture to the extent that an amount is deposited with the Trustee equal to the Applicable Premium calculated as of the date of the notice of redemption, with any deficit as of the date of redemption only required to be deposited with the Trustee on or prior to the date of redemption;

          (2)   the Company has paid all other sums payable under the Indenture by the Company; and

          (3)   the Company has delivered to the Trustee an Officer's Certificate and an Opinion of Counsel stating that all conditions precedent under the Indenture relating to the satisfaction and discharge of the Indenture have been complied with.

Certain Definitions

        Set forth below is a summary of certain of the defined terms used in the Indenture. Reference is made to the Indenture for the full definition of all such terms, as well as any other terms used in this section of the Prospectus for which no definition is provided.

        "Acquired Indebtedness" means (1) with respect to any Person that becomes a Restricted Subsidiary after the Issue Date, Indebtedness of such Person and its Subsidiaries existing at the time such Person becomes a Restricted Subsidiary that was not incurred in connection with, or in contemplation of, such Person becoming a Restricted Subsidiary and (2) with respect to the Company or any Restricted Subsidiary, any Indebtedness of a Person (other than the Company or a Restricted Subsidiary) existing at the time such Person is merged with or into the Company or a Restricted Subsidiary, or Indebtedness expressly assumed by the Company or any Restricted Subsidiary in connection with the acquisition of an asset or assets from another Person, which Indebtedness was not, in any case, incurred by such other Person in connection with, or in contemplation of, such merger or acquisition.

        "Additional Assets" means (i) any Property (other than cash or Temporary Cash Investments) to be owned by the Company or a Restricted Subsidiary and used in a Related Business, (ii) the costs of improving or developing any Property owned by the Company or a Restricted Subsidiary which is used in a Related Business and (iii) Investments in any other Person engaged primarily in a Related Business (including the acquisition from third parties of Capital Stock of such Person) as a result of which such other Person becomes a Restricted Subsidiary or is merged or consolidated with or into the Company or any Restricted Subsidiary.

        "Affiliate" of any specified Person means any other Person, directly or indirectly, controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, "control" when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing. "Affiliate" shall also mean any beneficial owner of shares representing 10% or more of the total voting power of the Voting Stock (on a fully diluted basis) of the Company or of rights or warrants to purchase such Voting Stock (whether or not currently exercisable) and any Person who would be an Affiliate of any such beneficial owner pursuant to the first sentence hereof.

        "Applicable Premium" means, with respect to any Note on any applicable redemption date, the greater of:

          (1)   1.00% of the then outstanding principal amount of the Note; and

          (2)   the excess of (a) the present value at such redemption date of (i) the redemption price of the Note at April 15, 2020 (such redemption price being set forth in the table appearing above under the caption "Optional Redemption") plus (ii) all required interest payments due on the Note through April 15, 2020 (excluding accrued but unpaid interest to the redemption date), in each case, computed using a discount rate equal to the Treasury Rate as of such redemption date plus 50 basis points; over (b) the then outstanding principal amount of the Note.

        "Asset Sale" means, with respect to any Person, any transfer, conveyance, sale, lease or other disposition (including, without limitation, dispositions pursuant to any consolidation or merger or a Sale and Leaseback Transaction) by such Person or any of its Subsidiaries (or, in the case of the Company, its Restricted Subsidiaries) in any single transaction or series of transactions of (a) shares of Capital Stock or other ownership interests in another Person (including, with respect to the Company and its Restricted Subsidiaries, Capital Stock of Unrestricted Subsidiaries) or (b) any other Property of such Person or any of its Restricted Subsidiaries; provided, however, that the term "Asset Sale" shall not include:

            (i)  the sale or transfer of Temporary Cash Investments, inventory, accounts receivable or other Property (including, without limitation, the sale or lease of excess satellite transponder capacity and the sale or lease of excess fiber capacity) in the ordinary course of business;

           (ii)  sales of property or equipment that have become worn out, obsolete or damaged or otherwise unsuitable for use in connection with the business of the Company or any Restricted Subsidiary, as the case may be;

          (iii)  the liquidation of Property received in settlement of debts owing to such Person or any of its Restricted Subsidiaries as a result of foreclosure, perfection or enforcement of any Lien or debt, which debts were owing to such Person or any of its Restricted Subsidiaries in the ordinary course of business;

          (iv)  with respect to the Company, any asset disposition permitted pursuant to "—Certain Covenants—Merger, Consolidation and Sale of Assets" that constitutes a disposition of all or substantially all of the Company's Property;

           (v)  a Sale and Leaseback Transaction with respect to any assets within 90 days of the acquisition thereof;

          (vi)  the sale or transfer of any Property by such Person or any of its Restricted Subsidiaries to such Person or any of its Restricted Subsidiaries;

         (vii)  the Incurrence of a Lien otherwise than in contravention of the provisions described in "—Certain Covenants—Limitation on Liens" (and the exercise of any power of sale or other remedy thereunder);

        (viii)  issuances of Capital Stock by a Restricted Subsidiary to the Company or to a Restricted Subsidiary;

          (ix)  any sale of Capital Stock in, or Indebtedness or other securities of, an Unrestricted Subsidiary;

           (x)  a disposition in the form of a Restricted Payment permitted to be made pursuant to "—Certain Covenants—Limitation on Restricted Payments" or a Permitted Investment; or

          (xi)  a disposition (taken together with any other dispositions in a single transaction or series of related transactions) with a Fair Market Value and a sale price of less than $10 million.

        "Average Life" means, as of the date of determination, with respect to any security, the quotient obtained by dividing (i) the sum of the products of the numbers of years (rounded to the nearest one-twelfth of one year) from the date of determination to the dates of each successive scheduled principal or other redemption payment of such security multiplied by the amount of such payment by (ii) the sum of all such payments.

        "Board of Directors" of any Person means the Board of Directors of such Person or any committee thereof duly authorized to act on behalf of such Board.

        "Board Resolution" means a copy of a resolution certified by the Secretary or an Assistant Secretary of the Company to have been duly adopted by the Board of Directors of the Company, to be in full force and effect on the date of such certification and delivered to the Trustee.

        "Capital Debt Securities" means debt securities issued in a capital market public offering or capital market private placement, including any exchange offer for such debt securities.

        "Capital Lease Obligations" means Indebtedness represented by obligations under a lease that is required to be capitalized for financial reporting purposes in accordance with GAAP and the amount of such Indebtedness shall be the capitalized amount of such obligations determined in accordance with GAAP.

        "Capital Stock" means, with respect to any Person, any and all shares or other equivalents (however designated) of corporate stock, partnership interests or any other participation, right, warrant, option or other interest in the nature of an equity interest in such Person, but excluding any debt security convertible or exchangeable into such equity interest.

        "Capital Stock Sale Proceeds" means the aggregate Net Cash Proceeds received by the Company from the issue or sale (other than to a Subsidiary of the Company or an employee stock ownership plan or trust established by the Company or any Subsidiary of the Company) by the Company of any class of its Capital Stock (other than Disqualified Stock) after the Issue Date or from capital contributions after the Issue Date by existing holders of its Capital Stock (other than Disqualified Stock).

        "Change of Control" means the occurrence of one or more of the following events:

          (1)   any sale, lease, exchange or other transfer (in one transaction or a series of related transactions), but other than by way of merger or consolidation, of all or substantially all of the assets of the Company or Parent to any Person or group of related Persons for purposes of Section 13(d) of the Exchange Act (a "Group"), together with any Affiliates thereof (whether or not otherwise in compliance with the provisions of the Indenture) other than to the Permitted Holders;

          (2)   the approval by the holders of Capital Stock of the Company or Parent, as the case may be, of any plan or proposal for the liquidation or dissolution of the Company or Parent, as the case may be (whether or not otherwise in compliance with the provisions of the Indenture); or

          (3)   any Person or Group (other than the Permitted Holders, any entity formed for the purpose of owning Capital Stock of the Company or any direct or indirect wholly owned Subsidiary of Parent) shall become the owner, directly or indirectly, beneficially or of record, of shares representing more than 50% of the aggregate ordinary voting power represented by Voting Stock of the Company or Parent.

        "Consolidated Interest Expense" means, for any Person, for any period, the amount of interest in respect of Indebtedness (including amortization of original issue discount, fees payable in connection with financings, including commitment, availability and similar fees, and amortization of debt issuance costs, non-cash interest payments on any Indebtedness and the interest portion of any deferred payment obligation and after taking into account the effect of elections made under, and the net costs associated with, any Interest Rate Agreement, however denominated, with respect to such Indebtedness), the amount of dividends in respect of Disqualified Stock paid by such Person, the amount of Preferred Stock dividends in respect of all Preferred Stock of Subsidiaries of such Person held other than by such Person or a Subsidiary (other than any Unrestricted Subsidiary) of such Person, commissions, discounts and other fees and charges owed with respect to letters of credit and bankers'

acceptance financing, and the interest component of rentals in respect of any Capital Lease Obligation paid, accrued or scheduled to be paid or accrued by such Person during such period, determined on a consolidated basis for such Person and its Subsidiaries (or, in the case of the Company, its Restricted Subsidiaries) in accordance with GAAP consistently applied. For purposes of this definition, interest on a Capital Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by such Person to be the rate of interest implicit in such Capital Lease Obligation in accordance with GAAP consistently applied.

        "Consolidated Net Income" of a Person means for any period, the net income (loss) of such Person and its Subsidiaries determined in accordance with GAAP; provided, however, that there shall not be included in such Consolidated Net Income:

            (i)  with respect to the Company, any net income (loss) of any Person if such Person is not a Restricted Subsidiary, except that (a) subject to the limitations contained in clause (iii) below, the Company's equity in the net income of any such Person for such period shall be included in such Consolidated Net Income up to the aggregate amount of cash actually distributed by such Person during such period to the Company or a Restricted Subsidiary as a dividend or other distribution (subject, in the case of a dividend or other distribution to a Restricted Subsidiary, to the limitations contained in clause (ii) below) and (b) the Company's equity in a net loss of any such Person (other than an Unrestricted Subsidiary) for such period shall be included in determining such Consolidated Net Income to the extent such loss has been funded with cash from the Company or a Restricted Subsidiary during such period,

           (ii)  with respect to the Company, any net income (loss) of any Restricted Subsidiary other than a Guarantor if such Subsidiary is subject to restrictions, directly or indirectly, on the payment of dividends or the making of distributions by such Restricted Subsidiary, directly or indirectly, to the Company, except that (a) subject to the limitations contained in clause (iii) below, the Company's equity in the net income of any such Restricted Subsidiary for such period shall be included in such Consolidated Net Income up to the aggregate amount of cash that could have been distributed by such Restricted Subsidiary during such period to the Company or another Restricted Subsidiary as a dividend (subject, in the case of a dividend to another Restricted Subsidiary, to the limitation contained in this clause) and (b) the Company's equity in a net loss of any such Restricted Subsidiary for such period shall be included in determining such Consolidated Net Income,

          (iii)  any gains or losses realized upon the sale or other disposition of any Property of such Person or its consolidated Subsidiaries (including pursuant to any Sale and Leaseback Transaction) which is not sold or otherwise disposed of in the ordinary course of business,

          (iv)  any extraordinary gain or loss and

           (v)  the cumulative effect of a change in accounting principles.

        Notwithstanding the provisions of clause (ii) in the preceding paragraph, in the event that Consolidated Net Income is being calculated with respect to the Company or any Surviving Entity (a) for purposes of determining whether the Company or any Surviving Entity could incur at least $1.00 of additional Indebtedness pursuant to clause (a) of the first paragraph of "—Certain Covenants—Limitation on Indebtedness" for purposes of (i) clause (b) of the first sentence under "—Certain Covenants—Limitation on Restricted Payments," or (ii) clause (c) under "—Certain Covenants—Merger, Consolidation and Sale of Assets," or (b) for purposes of calculating Cumulative EBITDA for purposes of clause (c) of the first sentence of "—Certain Covenants—Limitation on Restricted Payments, then such clause (ii) shall be disregarded.

        Notwithstanding the provisions of clause (ii) in the first paragraph of this definition, in the event that Consolidated Net Income is being calculated with respect to the Company for purposes of determining whether the Incurrence of Indebtedness proposed to be Incurred is permissible under clause (a) of the first paragraph of "—Certain Covenants—Limitation on Indebtedness," and clause (i)(b) of the definition of Permitted Indebtedness, then restrictions on the payment of dividends or the making of distributions to the Company by GCI Holdings, Inc. referred to in clause (1)(iii) of the first sentence under "—Certain Covenants—Limitation on Restrictions on Distributions From Restricted Subsidiaries" shall be disregarded.

        "Credit Agreement" means that certain Fourth Amended and Restated Credit Agreement, dated as of February 2, 2015, by and among the Company, GCI Holdings, Inc., the Subsidiary Guarantors party thereto, Credit Agricole Corporate and Investment Bank, as administrative agent, and the other agents and lenders party thereto from time to time.

        "Credit Facilities" means one or more agreements, including the Credit Agreement, pursuant to which the Company or any of its Restricted Subsidiaries Incurs or has Incurred Indebtedness for borrowed money (whether in the form of a credit agreement, debt securities or other agreement), as amended and supplemented from time to time, together with all documents and instruments thereunder (including, without limitation, any guarantee agreements and security documents).

        "Cumulative EBITDA" means at any date of determination the cumulative EBITDA of the Company from and after the last day of the fiscal quarter of the Company immediately preceding February 17, 2004 to the end of the fiscal quarter immediately preceding the date of determination or, if such cumulative EBITDA for such period is negative, the amount (expressed as a negative number) by which such cumulative EBITDA is less than zero.

        "Cumulative Interest Expense" means at any date of determination the aggregate amount of Consolidated Interest Expense paid, accrued or scheduled to be paid or accrued by the Company and its Restricted Subsidiaries from the last day of the fiscal quarter of the Company immediately preceding February 17, 2004 to the end of the fiscal quarter immediately preceding the date of determination.

        "Default" means any event which is, or after notice or passage of time or both would be, an Event of Default.

        "Disqualified Stock" means, with respect to any Person, any Capital Stock which, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is exchangeable for Indebtedness at the option of the holder thereof, or is redeemable at the option of the holder thereof, in whole or in part, on or prior to the final maturity date of the Notes.

        "EBITDA" means, for any Person, for any period, an amount equal to:

          (A)  the sum of:

              (i)  Consolidated Net Income for such period, plus

             (ii)  to the extent deducted in arriving at Consolidated Net Income for such period, the provision for taxes for such period based on income or profits to the extent such income or profits were included in computing Consolidated Net Income and any provision for taxes utilized in computing net loss under clause (i) hereof,

            (iii)  to the extent deducted in arriving at Consolidated Net Income for such period, Consolidated Interest Expense for such period,

            (iv)  to the extent deducted in arriving at Consolidated Net Income for such period, depreciation for such period on a consolidated basis,

             (v)  to the extent deducted in arriving at Consolidated Net Income for such period, amortization of intangibles for such period on a consolidated basis,

            (vi)  to the extent deducted in arriving at Consolidated Net Income for such period, reasonable and customary fees and expenses incurred or paid in connection with the consummation of acquisition transactions not prohibited by the terms of the Indenture; and

           (vii)  to the extent deducted in arriving at Consolidated Net Income for such period, any other non-cash items reducing Consolidated Net Income for such period, minus

          (B)  to the extent included in arriving at Consolidated Net Income for such period, all non-cash items increasing Consolidated Net Income for such period,

all for such Person and its Subsidiaries determined in accordance with GAAP consistently applied, except that with respect to the Company each of the foregoing items shall be determined on a consolidated basis with respect to the Company and its Restricted Subsidiaries only.

        "Exchange Act" means the Securities Exchange Act of 1934, as amended, or any successor statute or statutes thereto.

        "Fair Market Value" means, with respect to any Property, the price which could be negotiated in an arm's-length free market transaction, for cash, between a willing seller and a willing buyer, neither of whom is under undue pressure or compulsion to complete the transaction. Fair Market Value will be determined, except as otherwise expressly provided in the Indenture, (i) if such property or asset has a Fair Market Value of less than or equal to $25 million, by any Officer of the Company or (ii) if such property or asset has a Fair Market Value in excess of $25 million, by a majority of the Board of Directors of the Company and evidenced by a Board Resolution, dated within 30 days of the relevant transaction.

        "GAAP" means accounting principles generally accepted in the United States of America as in effect on the Issue Date, unless stated otherwise.

        "GCI" means General Communication, Inc., an Alaska corporation, and its successors.

        "Guarantee" means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness of any other Person and any obligation, direct or indirect, contingent or otherwise, of such Person (i) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness of such other Person (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services, to take-or-pay or to maintain financial statement conditions or otherwise) or (ii) entered into for the purpose of assuring in any other manner the obligee against loss in respect thereof (in whole or in part); provided, however, that the term "Guarantee" shall not include endorsements for collection or deposit in the ordinary course of business. The term "Guarantee" used as a verb has a corresponding meaning.

        "Guarantor" means any Restricted Subsidiary of the Company that Guarantees the Company's obligations under the Indenture and the Notes, including such Guarantees entered into after the date of the Indenture pursuant to "Certain Covenants—Limitation on Guarantees of Certain Indebtedness" above.

        "Hedging Obligation" of any Person means any obligation of such Person pursuant to any Interest Rate Agreement, foreign exchange contract, currency swap agreement, currency option or any other similar agreement or arrangement.

        "Incur" means, with respect to any Indebtedness or other obligation of any Person, to create, issue, incur (by merger, conversion, exchange or otherwise), extend, assume, Guarantee or become liable in respect of such Indebtedness or other obligation or the recording, as required pursuant to GAAP or otherwise, of any such Indebtedness or obligation on the balance sheet of such Person (and "Incurrence," "Incurred," "Incurrable" and "Incurring" shall have meanings correlative to the foregoing); provided, however that a change in GAAP that results in an obligation of such Person that exists at such time, and is not theretofore classified as Indebtedness, becoming Indebtedness shall not be deemed an Incurrence of such Indebtedness; provided, further, that solely for purposes of determining compliance with "Certain Covenants—Limitation on Indebtedness," amortization of debt discount shall not be deemed to be the Incurrence of Indebtedness, provided that in the case of Indebtedness sold at a discount, the amount of such Indebtedness Incurred shall at all times be the aggregate principal amount payable at Stated Maturity.

        "Indebtedness" means (without duplication), with respect to any Person, any indebtedness, secured or unsecured, contingent or otherwise, which is for borrowed money (whether or not the recourse of the lender is to the whole of the assets of such Person or only to a portion thereof), or evidenced by bonds, notes, debentures or similar instruments or representing the balance deferred and unpaid of the purchase price of any property (excluding any balances that constitute customer advance payments and deposits, accounts payable or trade payables, and other accrued liabilities arising in the ordinary course of business) if and to the extent any of the foregoing indebtedness would appear as a liability upon a balance sheet of such Person prepared in accordance with GAAP, and shall also include, to the extent not otherwise included (i) any Capital Lease Obligations, (ii) Indebtedness of other Persons secured by a Lien to which the Property owned or held by such first Person is subject, whether or not the obligation or obligations secured thereby shall have been assumed (the amount of such Indebtedness being deemed to be the lesser of the value of such property or assets or the amount of the Indebtedness so secured), (iii) Guarantees of Indebtedness of other Persons, (iv) any Disqualified Stock, (v) all reimbursement obligations of such Person in respect of letters of credit, bankers' acceptances or other similar instruments or credit transactions issued for the account of such Person, (vi) in the case of the Company, Preferred Stock of its Restricted Subsidiaries, and (vii) to the extent not otherwise included in clauses (i) through (vi) of this paragraph, any payment obligations of any such Person at the time of determination under any Hedging Obligation. For purposes of this definition, the maximum fixed repurchase price of any Disqualified Stock that does not have a fixed repurchase price shall be calculated in accordance with the terms of such Disqualified Stock as if such Disqualified Stock were repurchased on any date on which Indebtedness shall be required to be determined pursuant to the Indenture; provided, however, that if such Disqualified Stock is not then permitted to be repurchased, the repurchase price shall be the book value of such Disqualified Stock. The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and the maximum liability of any contingent obligations in respect thereof at such date. For purposes of this definition, the amount of the payment obligation with respect to any Hedging Obligation shall be an amount equal to (i) zero, if such obligation is an Interest Rate Agreement permitted pursuant to clause (v) of the definition of Permitted Indebtedness or (ii) the notional amount of such Hedging Obligation, if such Hedging Obligation is not an Interest Rate Agreement so permitted.

        "Interest Rate Agreement" means, for any Person, any interest rate swap agreement, interest rate cap agreement, interest rate collar agreement or other similar agreement.

        "Investment" means, with respect to any Person, any direct or indirect loan or other extension of credit (including, without limitation, a Guarantee) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition by such Person of any Capital Stock, bonds, notes, debentures or other securities or evidences of Indebtedness issued by, any other Person. "Investment" shall exclude extensions of trade credit by the Company and its Restricted Subsidiaries on commercially reasonable terms in accordance with normal trade practices of the Company or such Restricted Subsidiary, as the case may be.

        "Investment Grade Status" shall apply at any time the Notes receive both a rating equal to or higher than BBB– (or the equivalent) and a rating equal to or higher than Baa3 (or the equivalent) from Moody's Investors Service, Inc. or Standard & Poor's Ratings Group (or such similar equivalent rating by at least two "nationally recognized statistical rating organizations" (as defined in Rule 436 under the Securities Act)).

        "Issue Date" means the date on which the Notes are initially issued.

        "Lien" means, with respect to any Property of any Person, any mortgage or deed of trust, pledge, hypothecation, collateral assignment, deposit arrangement, security interest, lien, charge, easement (other than any easement not materially impairing usefulness or marketability), encumbrance, preference, priority, or other security agreement or preferential arrangement of any kind or nature whatsoever on or with respect to such Property (including any Capital Lease Obligation, conditional sale or other title retention agreement having substantially the same economic effect as any of the foregoing; provided that in no event shall an operating lease be deemed to constitute a Lien).

        "Net Available Cash" from an Asset Sale means cash payments received therefrom (including any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise, but only as and when received, but excluding any other consideration received in the form of assumption by the acquiring Person of Indebtedness or other obligations relating to such Properties or assets or received in any other non-cash form) in each case net of all legal, title and recording tax expenses, commissions and other fees and expenses incurred, and all federal, state, provincial, foreign and local taxes required to be accrued as a liability under GAAP, as a consequence of such Asset Sale, and in each case net of all payments made on any Indebtedness (a) which is secured by any assets subject to such Asset Sale, in accordance with the terms of any Lien upon or other security agreement of any kind with respect to such assets, or (b) which must (1) by its terms, or in order to obtain a necessary consent to such Asset Sale (except, in the case of this clause (b), Indebtedness that is pari passu with or subordinated to the Notes), or (2) by applicable law be repaid out of the proceeds from such Asset Sale, and net of all distributions and other payments required to be made to minority interest holders in Subsidiaries or joint ventures as a result of such Asset Sale.

        "Net Cash Proceeds" with respect to any issuance or sale of Capital Stock, means the cash proceeds of such issuance or sale, net of attorney's fees, accountants' fees, underwriters' or placement agents' fees, discounts or commissions and brokerage, consultant and other fees actually incurred in connection with such issuance or sale and net of taxes paid or payable as a result thereof.

        "Non-Recourse Indebtedness" means Indebtedness of a Person (i) as to which neither the Company nor any of the Restricted Subsidiaries (other than such Person or any Subsidiaries of such Person or, if recourse is limited as provided in clause (ii) below, the holders of the Capital Stock in such Person) (a) provides any guarantee or credit support of any kind (including any undertaking, guarantee, indemnity, agreement or instrument that would constitute Indebtedness) or (b) is directly or indirectly liable (as a guarantor or otherwise); and (ii) the incurrence of which will not result in any recourse against any of the assets of the Company or the Restricted Subsidiaries (other than to the assets of such Person and its Subsidiaries and other than to the Capital Stock in such Person).

        "Officer" means the Chief Executive Officer, the President, the Chief Financial Officer, the Chief Accounting Officer, any Vice President, the Treasurer or the Secretary of the Company.

        "Officer's Certificate" means a certificate signed by the principal executive officer or principal financial officer of the Company, and delivered to the Trustee.

        "Opinion of Counsel" means a written opinion from legal counsel who is reasonably acceptable to the Trustee. The counsel may be an employee of or counsel to Parent, the Company, any Subsidiary of the Company or the Trustee.

        "Parent" means GCI so long as it owns, and any other Person which acquires or owns, directly or indirectly, 80% or more of the Voting Stock of the Company.

        "Permitted Holders" means (i) Ronald Duncan and his estate, spouse, ancestors, lineal descendants and the trustee of any bona fide trust of which the foregoing are the sole beneficiaries and (ii) the General Communication, Inc. Employee Stock Purchase Plan.

        "Permitted Investment" means an Investment by the Company or any Restricted Subsidiary in:

            (i)  a Restricted Subsidiary or a Person which will, upon the making of such Investment, become a Restricted Subsidiary;

           (ii)  another Person if as a result of such Investment such other Person is merged or consolidated with or into, or transfers or conveys all or substantially all its assets to (after which such other Person shall cease to exist or shall remain a "shell" corporation), the Company or a Restricted Subsidiary;

          (iii)  cash and Temporary Cash Investments;

          (iv)  accounts receivable owing to the Company or any Restricted Subsidiary, if created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms;

           (v)  payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses for accounting purposes and that are made in the ordinary course of business;

          (vi)  stock, obligations or securities received in settlement of debts created in the ordinary course of business and owing to the Company or any Restricted Subsidiary or in satisfaction of judgments;

         (vii)  loans and advances to employees of Parent, the Company or a Restricted Subsidiary made in the ordinary course of business consistent with past practice of Parent, the Company or such Restricted Subsidiary, as the case may be;

        (viii)  Investments existing as of the date of the Indenture, and any amendment, modification, extension or renewal thereof to the extent such amendment, modification, extension or renewal does not require the Company or any Restricted Subsidiary to make any additional cash or non-cash payments or provide additional services in connection therewith;

          (ix)  any Investment consisting of a Guarantee permitted under clause (viii) of the definition of Permitted Indebtedness;

           (x)  Investments made as a result of the receipt of non-cash consideration from any Asset Sale made pursuant to and in compliance with the provisions described under "—Certain Covenants—Limitation on Asset Sales" above or any other sale of assets permitted by the Indenture; and

          (xi)  other Investments made pursuant to this clause (xi) at any time, and from time to time, after the date of the Indenture, in addition to any Permitted Investments described in clauses (i) through (x) above, in an aggregate amount at any one time outstanding not to exceed $50 million.

        "Permitted Liens" means:

            (i)  Liens on the Property of the Company or any Restricted Subsidiary existing on the Issue Date;

           (ii)  Liens under any Credit Facility relating to Indebtedness incurred pursuant to clause (i) of the definition of Permitted Indebtedness;

          (iii)  Liens on the Property of the Company or any Restricted Subsidiary to secure any extension, renewal, refinancing, replacement or refunding (or successive extensions, renewals, refinancings, replacements or refundings), in whole or in part, of any Indebtedness secured by Liens referred to in any of clauses (i), (ii), (vii), (x) or (xii); provided, however, that any such Lien will be limited to all or part of the same Property that secured the original Lien (plus improvements on such Property) and the aggregate principal amount of Indebtedness that is secured by such Lien will not be increased to an amount greater than the sum of (A) the outstanding principal amount, or, if greater, the committed amount, of the Indebtedness secured by Liens described under clause (i), (ii), (vii), (x) or (xii), as applicable, at the time the original Lien became a Permitted Lien under the Indenture and (B) an amount necessary to pay any premiums, fees and other expenses incurred by the Company in connection with such extension, renewal, refinancing, replacement or refunding;

          (iv)  Liens for taxes, assessments or governmental charges or levies on the Property of the Company or any Restricted Subsidiary if the same shall not at the time be delinquent or thereafter can be paid without penalty, or are being contested in good faith and by appropriate proceedings;

           (v)  Liens imposed by law, such as carriers', warehousemen's and mechanics' Liens and other similar Liens on the Property of the Company or any Restricted Subsidiary arising in the ordinary course of business and securing payment of obligations which are not more than 60 days past due or are being contested in good faith and by appropriate proceedings;

          (vi)  Liens on the Property of the Company or any Restricted Subsidiary Incurred in the ordinary course of business to secure performance of obligations with respect to statutory or regulatory requirements, performance or return-of-money bonds, surety bonds or other obligations of a like nature and Incurred in a manner consistent with industry practice;

         (vii)  Liens on Property at the time the Company or any Restricted Subsidiary acquired such Property, including any acquisition by means of a merger or consolidation with or into the Company or any Restricted Subsidiary; provided such Lien shall not have been Incurred in anticipation of or in connection with such transaction or series of related transactions pursuant to which such Property was acquired by the Company or any Restricted Subsidiary;

        (viii)  other Liens on the Property of the Company or any Restricted Subsidiary incidental to the conduct of their respective businesses or the ownership of their respective Properties which were not created in anticipation of or in connection with the Incurrence of Indebtedness or the obtaining of advances or credit and which do not in the aggregate materially detract from the value of their respective Properties or materially impair the use thereof in the operation of their respective businesses;

          (ix)  pledges or deposits by the Company or any Restricted Subsidiary under worker's compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which the Company or any Restricted Subsidiary is party, or deposits to secure public or statutory obligations of the Company or any Restricted Subsidiary, or deposits for the payment of rent, in each case Incurred in the ordinary course of business;

           (x)  Liens on the Property of a Person at the time such Person becomes a Restricted Subsidiary; provided any such Lien does not extend to any other Property of the Company or any Restricted Subsidiary; and provided, further, that any such Lien was not Incurred in anticipation of or in connection with the transaction or series of related transactions pursuant to which such Person became a Restricted Subsidiary;

          (xi)  utility easements, building restrictions and such other encumbrances or charges against real property as are of a nature generally existing with respect to properties of a similar character;

         (xii)  Liens on Property securing Capital Lease Obligations, Vendor Financings, mortgage financings, purchase money obligations or letters of credit Incurred pursuant to clause (ix) of the definition of Permitted Indebtedness; provided, however, that any such Lien will be limited to all or any part of the same Property purchased, constructed, improved or acquired directly with such Indebtedness;

        (xiii)  Liens securing the Notes;

        (xiv)  Liens on Property of Restricted Subsidiaries that are not Guarantors securing Indebtedness of such Restricted Subsidiaries permitted to be Incurred under the Indenture;

         (xv)  Liens securing Hedging Obligations or letters of credit so long as, in the case of Hedging Obligations in respect of Indebtedness and letters of credit in respect of payments of Indebtedness, such underlying Indebtedness is permitted under the Indenture to be secured by a Lien on the same property securing such Hedging Obligations or letters of credit; and

        (xvi)  Liens securing Indebtedness of the Company or any Restricted Subsidiary in an aggregate principal amount not to exceed $20 million at any time outstanding.

        "Permitted Refinancing Indebtedness" means any extensions, renewals, refinancings, replacements or refundings of any Indebtedness, including any successive extensions, renewals, substitutions, refinancings, replacements or refundings so long as (i) the aggregate amount of Indebtedness represented thereby is not increased by such extension, renewal, refinancing, replacement or refunding (other than to finance fees and expenses, including any premium and defeasance costs, incurred in connection therewith), (ii) the Average Life of such Indebtedness is equal to or greater than the Average Life of the Indebtedness being extended, renewed, refinanced, replaced or refunded, (iii) the Stated Maturity of such Indebtedness is no earlier than the Stated Maturity of the Indebtedness being extended, renewed, refinanced, replaced or refunded and (iv) the new Indebtedness shall not be senior in right of payment to the Indebtedness that is being extended, renewed, refinanced, replaced or refunded; provided, that Permitted Refinancing Indebtedness shall not include (a) Indebtedness of a Subsidiary that extends, renews, refinances, replaces or refunds, Indebtedness of the Company or (b) Indebtedness of the Company or a Restricted Subsidiary that extends, renews, refinances, replaces or refunds Indebtedness of an Unrestricted Subsidiary.

        "Person" means any individual, corporation, company (including any limited liability company), partnership, joint venture, trust, unincorporated organization or government or any agency or political subdivision thereof.

        "Preferred Stock" means any Capital Stock of a Person, however designated, which entitles the holder thereof to a preference with respect to dividends, distributions or liquidation proceeds of such Person over the holders of other Capital Stock issued by such Person.

        "Property" means, with respect to any Person, any interest of such Person in any kind of property or asset, whether real, personal or mixed, or tangible or intangible, including, without limitation, Capital Stock in, and other securities of, any other Person (but excluding Capital Stock or other securities issued by such first mentioned Person).

        "Qualified Equity Offering" means (i) an underwritten public equity offering of Qualified Stock of Parent or the Company pursuant to an effective registration statement under the Securities Act or (ii) a private equity offering of Qualified Stock of Parent or the Company other than public offerings of securities to be offered to employees pursuant to employee benefit plans; provided that in the event of an offering by Parent, Parent contributes to the capital of the Company as common equity the portion of the Net Cash Proceeds of such offering necessary to pay the aggregate redemption price (plus accrued and unpaid interest thereon to the redemption date) of the Notes to be redeemed with the proceeds of such Qualified Equity Offering as described under "Optional Redemption."

        "Qualified Stock" means any Capital Stock that is not Disqualified Stock.

        "Related Business" means the business of (i) transmitting, or providing services related to the transmission of voice, video or data through owned or leased wireline or wireless transmission facilities, (ii) creating, developing, constructing, installing, repairing, maintaining or marketing communications-related systems, network equipment and facilities, software and other products or (iii) pursuing any other business that is related to those identified in the foregoing clause (i) or (ii).

        "Restricted Payment" means (i) any dividend or distribution (whether made in cash, Property or securities) declared or paid on or with respect to any shares of Capital Stock of the Company or Capital Stock of any Restricted Subsidiary except for any dividend or distribution which is made solely by a Restricted Subsidiary to the Company or another Restricted Subsidiary (and, if such Restricted Subsidiary is not wholly owned, to the other holders of Capital Stock of such Restricted Subsidiary on a pro rata basis) or dividends or distributions payable solely in shares of Capital Stock (other than Disqualified Stock) of the Company; (ii) a payment made by the Company or any Restricted Subsidiary to purchase, redeem, acquire or retire any Capital Stock of the Company or Capital Stock of any Affiliate of the Company (other than a Restricted Subsidiary) or any warrants, rights or options to directly or indirectly purchase or acquire any such Capital Stock or any securities exchangeable for or convertible into any such Capital Stock; (iii) a payment made by the Company or any Restricted Subsidiary to redeem, repurchase, defease or otherwise acquire or retire for value, prior to any scheduled maturity, scheduled sinking fund or mandatory redemption payment (other than the purchase, repurchase, or other acquisition of any Indebtedness subordinate in right of payment to the Notes purchased in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of acquisition), Indebtedness of the Company which is subordinate (whether pursuant to its terms or by operation of law) in right of payment to the Notes; or (iv) an Investment (other than Permitted Investments) in any Person.

        "Restricted Subsidiary" means (i) any Subsidiary of the Company on or after the Issue Date unless such Subsidiary shall have been designated an Unrestricted Subsidiary as permitted or required pursuant to the definition of "Unrestricted Subsidiary" and (ii) an Unrestricted Subsidiary which is redesignated as a Restricted Subsidiary as permitted pursuant to the definition of "Unrestricted Subsidiary."

        "Sale and Leaseback Transaction" means, with respect to any Person, any direct or indirect arrangement pursuant to which Property is sold or transferred by such Person or a Subsidiary of such Person (or, in the case of the Company, its Restricted Subsidiaries) and is thereafter leased back from the purchaser or transferee thereof by such Person or one of its Subsidiaries (or, in the case of the Company, its Restricted Subsidiaries).

        "Secured Leverage Ratio" means the ratio of (i) the outstanding Indebtedness of a Person and its Subsidiaries (or in the case of the Company, the outstanding Indebtedness of the Company and its Restricted Subsidiaries) that is secured by a Lien as of the date of calculation (the "Determination Date") divided by (ii) the Trailing EBITDA of such Person (or in the case of the Company, the Trailing EBITDA of the Company and its Restricted Subsidiaries).

        "Significant Subsidiary" shall have the meaning set forth in Rule 1.02 (w) of Regulation S-X under the Securities Act as in effect on the Issue Date; provided, however, that for purposes of this definition only, (i) subclause (3) of such Rule 1.02(w) shall be disregarded and (ii) "Significant Subsidiary" shall include any Subsidiary (and its Subsidiaries) whose EBITDA comprises more than 10% of the EBITDA of the Company for the most recently completed fiscal year; and provided, further, that no Unrestricted Subsidiary shall be deemed a Significant Subsidiary.

        "Stated Maturity" means, with respect to any Indebtedness, the date specified in such Indebtedness as the final date on which the payment of principal of such Indebtedness is due and payable.

        "Subsidiary" of any specified Person means any corporation, partnership, joint venture, association or other business entity, whether now existing or hereafter organized or acquired, (i) in the case of a corporation, of which at least a majority of the total voting power of the Voting Stock is held by such first-named Person or any of its Subsidiaries and such first-named Person or any of its Subsidiaries has the power to direct the management, policies and affairs thereof; or (ii) in the case of a partnership, joint venture, association, or other business entity, with respect to which such first-named Person or any of its Subsidiaries has the power to direct or cause the direction of the management and policies of such entity by contract or otherwise if in accordance with GAAP such entity is consolidated with the first-named Person for financial statement purposes.

        "Temporary Cash Investments" means any of the following: (i) U.S. Government Obligations maturing not more than one year from the date of acquisition; (ii) certificates of deposit, dollar time deposits and eurodollar time deposits with maturities of one year or less from the date of acquisition, bankers' acceptances with maturities not exceeding one year and overnight bank deposits, in each case, with First National Bank Alaska, Northrim Bank or any domestic commercial bank having capital and surplus in excess of $500,000,000 and a rating at the time of acquisition thereof of "P-2" or better or "A-2" or better from Moody's Investors Service, Inc. or Standard & Poor's Ratings Group (or such similar equivalent rating by at least one "nationally recognized statistical rating organization" (as defined in Rule 436 under the Securities Act)); (iii) repurchase obligations for underlying securities of the types described in clauses (i) and (ii) above entered into with any financial institution meeting the qualifications specified in clause (ii) above; (iv) commercial paper issued by a corporation (other than an Affiliate of the Company) rated at least "P-1" or higher or "A-1" or higher from Moody's Investors Service, Inc. or Standard & Poor's Ratings Group (or such similar equivalent rating by at least one "nationally recognized statistical rating organization" (as defined in Rule 436 under the Securities Act)), and in each case maturing within one year after the date of acquisition; (v) securities issued and fully guaranteed by any state, commonwealth or territory of the United States, or by any political subdivision or taxing authority thereof, rated at least "A2" or at least "A" by Moody's Investors Service, Inc. or Standard & Poor's Ratings Group (or such similar equivalent rating by at least one "nationally recognized statistical rating organization" (as defined in Rule 436 under the Securities Act)) and in each case having maturities of not more than one year from the date of acquisition; and (vi) money market funds at least 95% of the assets of which constitute Temporary Cash Investments of the kinds described in clauses (i) through (v) of this definition or cash.

        "Total Leverage Ratio" means the ratio of (i) the outstanding Indebtedness of a Person and its Subsidiaries (or in the case of the Company, the outstanding Indebtedness of the Company and its Restricted Subsidiaries) as of the Determination Date divided by (ii) the Trailing EBITDA of such Person (or in the case of the Company, the Trailing EBITDA of the Company and its Restricted Subsidiaries).

        "Trailing EBITDA" means, with respect to any Person, such Person's EBITDA for the four most recent full fiscal quarters for which financial statements are internally available immediately preceding any Determination Date (the "Measurement Period").

        For purposes of calculating Trailing EBITDA on any Determination Date: (I) any Person that is a Restricted Subsidiary on the Determination Date (or would become a Restricted Subsidiary on such Determination Date in connection with the transaction that requires the determination of such EBITDA) will be deemed to have been a Restricted Subsidiary at all times during such Measurement Period; (II) any Person that is not a Restricted Subsidiary on such Determination Date (or would cease to be a Restricted Subsidiary on such Determination Date in connection with the transaction that requires the determination of such EBITDA) will be deemed not to have been a Restricted Subsidiary at any time during such Measurement Period; and (III) if the Company or any Restricted Subsidiary shall have in any manner (x) acquired (including, without limitation, by way of the commencement of activities constituting such operating business) or (y) disposed of (including, without limitation, by way of an Asset Sale or the termination or discontinuance of activities constituting such operating business) any operating business during such Measurement Period or after the end of such period and on or prior to such Determination Date, such calculation will be made on a pro forma basis in accordance with generally accepted accounting principles consistently applied, as if, in the case of an acquisition or the commencement of activities constituting such operating business, all such transactions had been consummated on the first day of such Measurement Period, and, in the case of a disposition or termination or discontinuance of activities constituting such operating business, all such transactions had been consummated prior to the first day of such Measurement Period.

        For purposes of this definition, whenever pro forma effect is to be given to any calculation under this definition, the pro forma calculations will be determined in good faith by a responsible financial or accounting officer of the Company (including pro forma expense and cost reductions; provided that (i) such expense and cost reductions are reasonably identifiable and factually supportable and (ii) the actions required to attain such expense and cost reductions have been completed or are to be completed no later than 12 months after the consummation of the transaction for which pro forma effect is being given).

        "Treasury Rate" means with respect to the Notes, at any redemption date, the yield to maturity as of such redemption date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two business days prior to such redemption date (or, if such statistical release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from such redemption date to April 15, 2020; provided, however, that if no published maturity exactly corresponds with such date, then the Treasury Rate shall be interpolated or extrapolated on a straight-line basis from the arithmetic mean of the yields for the next shortest and next longest published maturities; provided further, however, that if the period from such redemption date to April 15, 2020, is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.

        "Unrestricted Subsidiary" means:

            (i)  Unicom, Inc.,

           (ii)  GCI Community Development, LLC,

          (iii)  Subsidiaries of the Company designated as Unrestricted Subsidiaries pursuant to the procedures below and

          (iv)  any Subsidiary of any Subsidiary described in the foregoing clauses (i) through (iii), in each case, until any such Subsidiary is redesignated as a Restricted Subsidiary in accordance with this definition.

        The Company may designate any Subsidiary (including, without limitation, any newly acquired or newly formed Subsidiary or a Person becoming a Subsidiary through merger or consolidation or Investment therein) as an "Unrestricted Subsidiary" (a "Designation") only if (a) no Default or Event of Default shall have occurred and be continuing at the time of or after giving effect to such Designation; and (b) the Company would be permitted to make a Restricted Payment at the time of Designation (assuming the effectiveness of such Designation) in an amount equal to the Company's proportionate interest in the Fair Market Value of such Subsidiary on such date (as determined in good faith by the Company).

        At the time of Designation all of the Indebtedness of such Unrestricted Subsidiary shall consist of, and will at all times thereafter consist of, Non-Recourse Indebtedness, and neither the Company nor any Restricted Subsidiary shall at any time have any direct or indirect obligation to (x) make additional Investments (other than Permitted Investments) in any Unrestricted Subsidiary; (y) maintain or preserve the financial condition of any Unrestricted Subsidiary or cause any Unrestricted Subsidiary to achieve any specified levels of operating results; or (z) be party to any agreement, contract, arrangement or understanding with any Unrestricted Subsidiary unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to the Company or such Restricted Subsidiary than those that might be obtained, in light of all the circumstances, at the time from Persons who are not Affiliates of the Company. If, at any time, any Unrestricted Subsidiary would violate the foregoing requirements, it shall thereafter cease to be an Unrestricted Subsidiary for purposes of the Indenture and any Indebtedness of such Subsidiary shall be deemed to be Incurred as of such date.

        The Company may revoke any Designation of a Subsidiary as an Unrestricted Subsidiary (a "Revocation") if (a) no Default or Event of Default shall have occurred and be continuing at the time of or after giving effect to such Revocation; and (b) all Liens and Indebtedness of such Unrestricted Subsidiary outstanding immediately following such Revocation would, if Incurred at such time, have been permitted to be Incurred for all purposes of the Indenture.

        All Designations and Revocations will be evidenced to the Trustee by filing with the Trustee a copy of the Board Resolution giving effect to such Designation or Revocation and an Officer's Certificate certifying (i) that such Designation or Revocation complies with the foregoing provisions and (ii) giving the effective date of such Designation or Revocation, such filing with the Trustee to occur within 75 days after the end of the fiscal quarter of the Company in which such Designation or Revocation is made (or in the case of a Designation or Revocation made during the last fiscal quarter of the Company's fiscal year, within 120 days after the end of such fiscal year).

        "U.S. Government Obligations" means direct obligations of or fully guaranteed or insured by (or certificates representing an ownership interest in such obligations) the United States of America (including any agency or instrumentality thereof) for the payment of which the full faith and credit of the United States of America is pledged and which are not callable or redeemable at the issuer's option.

        "Vendor Financing" means the financing entered into with any vendor or supplier (or any financial institution acting on behalf of or for the purpose of directly financing purchases from such vendor or supplier) to the extent the Indebtedness thereunder is incurred for the purpose of financing the cost (including the cost of design, development, site acquisition, construction, integration, manufacture or acquisition) or maintenance of personal property (tangible or intangible) used, or to be used, in a Related Business.

        "Voting Stock" of a corporation means all classes of Capital Stock of such corporation then outstanding and normally entitled to vote in the election of directors.

Book-Entry Settlement and Clearance

        Except as set forth below, New Notes will be issued in registered, global form in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof (the "Global Notes"). The Global Notes will be deposited upon issuance with the trustee as custodian for The Depository Trust Company ("DTC"), in New York, New York, and registered in the name of DTC or its nominee, in each case, for credit to an account of a direct or indirect participant in DTC as described below.

The Global Notes

        We expect that pursuant to procedures established by DTC (i) upon the issuance of the Global Notes, DTC or its custodian will credit, on its internal system, the principal amount at maturity of the individual beneficial interests represented by such Global Notes to the respective accounts of persons who have accounts with such depositary and (ii) ownership of beneficial interests in the Global Notes will be shown on, and the transfer of such ownership will be effected only through, records maintained by DTC or its nominee (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants). Such accounts initially will be designated with respect to the Old Notes by or on behalf of the initial purchasers and ownership of beneficial interests in the Global Notes will be limited to persons who have accounts with DTC ("participants") or persons who hold interests through participants. Holders may hold their interests in the Global Notes directly through DTC if they are participants in such system, or indirectly through organizations which are participants in such system.

        So long as DTC, or its nominee, is the registered owner or holder of the New Notes, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the New Notes represented by such Global Notes for all purposes under the indenture. No beneficial owner of an interest in the Global Notes will be able to transfer that interest except in accordance with DTC's procedures, in addition to those provided for under the indenture governing the New Notes.

        Payments of the principal of, premium (if any), interest (including additional interest), on the Global Notes will be made to DTC or its nominee, as the case may be, as the registered owner thereof. None of GCI, Inc., the trustee or any paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interest.

        GCI, Inc. expects that DTC or its nominee, upon receipt of any payment of principal, premium, if any, interest (including additional interest), on the Global Notes, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the Global Notes as shown on the records of DTC or its nominee. GCI, Inc. also expects that payments by participants to owners of beneficial interests in the Global Notes held through such participants will be governed by standing instructions and customary practice, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such participants.

        Transfers between participants in DTC will be effected in the ordinary way through DTC's same-day funds system in accordance with DTC rules and will be settled in same day funds. If a holder requires physical delivery of a Certificated Security for any reason, including to sell New Notes to persons in states which require physical delivery of the New Notes, or to pledge such securities, such holder must transfer its interest in a Global Note, in accordance with the normal procedures of DTC and with the procedures set forth in the indenture.

        DTC has advised us that it will take any action permitted to be taken by a holder of New Notes (including the presentation of New Notes for exchange as described below) only at the direction of one or more participants to whose account the DTC interests in the Global Notes are credited and only in respect of such portion of the aggregate principal amount of New Notes as to which such participant or participants has or have given such direction. However, if there is an Event of Default under the indenture, DTC will exchange the Global Notes for Certificated Securities, which it will distribute to its participants and which will be legended as set forth under the heading "Notice to Investors."

        DTC has advised GCI, Inc. as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code and a "Clearing Agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and certain other organizations. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly ("indirect participants").

        ALTHOUGH DTC HAS AGREED TO THE FOREGOING PROCEDURES IN ORDER TO FACILITATE TRANSFERS OF INTERESTS IN THE GLOBAL NOTE AMONG PARTICIPANTS OF DTC, IT IS UNDER NO OBLIGATION TO PERFORM SUCH PROCEDURES, AND SUCH PROCEDURES MAY BE DISCONTINUED AT ANY TIME. NEITHER GCI, INC. NOR THE TRUSTEE WILL HAVE ANY RESPONSIBILITY FOR THE PERFORMANCE BY DTC OR ITS PARTICIPANTS OR INDIRECT PARTICIPANTS OF THEIR RESPECTIVE OBLIGATIONS UNDER THE RULES AND PROCEDURES GOVERNING THEIR OPERATIONS.

 MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

        The following is a summary of the material United States federal income tax consequences of the exchange of Old Notes for New Notes pursuant to the exchange offer and the ownership and disposition of the New Notes, and does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary deals only with New Notes held as capital assets (within the meaning of section 1221 of the Internal Revenue Code of 1986, as amended (the "Code")) by persons who purchased the Old Notes for cash upon original issuance at their "issue price" (the first price at which a substantial amount of the Old Notes is sold for money to investors, excluding sales to bond houses, brokers or similar persons or organizations acting in the capacity of underwriter, placement agent or wholesaler).

        As used herein, a "U.S. holder" means a beneficial owner of the New Notes that is, for United States federal income tax purposes, any of the following:

  •
  an individual who is a citizen or resident of the United States;

  •
  a corporation that is organized under the laws of the United States, any state thereof or the District of Columbia;

  •
  an estate the income of which is subject to United States federal income taxation regardless of its source; or

  •
  a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

        As used herein, the term "non-U.S. holder" means a beneficial owner of the New Notes that is, for U.S. federal income tax purposes, an individual, corporation, estate or trust that is not a U.S. holder.

        If any entity classified as a partnership for United States federal income tax purposes holds New Notes, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partnership or a partner in a partnership considering an investment in the New Notes, you should consult your own tax advisors.

        This summary does not represent a detailed description of the United States federal income tax consequences applicable to you if you are a person subject to special tax treatment under the United States federal income tax laws, including, without limitation:

  •
  a dealer in securities or currencies;

  •
  a financial institution;

  •
  a regulated investment company;

  •
  a real estate investment trust;

  •
  a tax-exempt entity;

  •
  an insurance company;

  •
  a person holding the New Notes as part of a hedging, integrated, conversion or constructive sale transaction or a straddle;

  •
  a trader in securities that has elected the mark-to-market method of accounting for your securities;

  •
  a person liable for alternative minimum tax;

  •
  non-U.S. trusts and estates with U.S. beneficiaries;

  •
  a partnership or other pass-through entity (or an investor in such an entity);

  •
  a U.S. holder whose "functional currency" is not the U.S. dollar;

  •
  a "controlled foreign corporation";

  •
  a "passive foreign investment company"; or

  •
  a United States expatriate.

        This summary is based on the Code, United States Treasury regulations, administrative rulings and judicial decisions, all as of the date hereof. Those authorities may be changed, possibly on a retroactive basis, so as to result in United States federal income tax consequences different from those summarized below. We have not and will not seek any ruling from the Internal Revenue Service ("IRS") regarding the matters discussed below. There can be no assurance that the IRS will not take positions concerning the tax consequences of the purchase, ownership or disposition of the New Notes that are different from those discussed below.

        This summary does not represent a detailed description of the United States federal income tax consequences to you in light of your particular circumstances. Furthermore, this summary does not address the effects of any United States federal tax consequences other than United States federal income tax consequences (such as estate and gift taxes) and does not address state, local or non-United States tax laws. It is not intended to be, and should not be construed to be, legal or tax advice to any particular purchaser of New Notes.

        If you are considering the purchase of New Notes, you should consult your own tax advisors concerning the particular United States federal income tax consequences to you of the purchase, ownership and disposition of the New Notes, as well as the consequences to you arising under other United States federal tax laws and the laws of any other taxing jurisdiction.

Effect of Certain Contingent Payments

        In certain circumstances (e.g., "Description of the New Notes—Optional Redemption" and "Description of the New Notes—Change of Control"), we may be obligated to pay amounts in excess of stated interest or principal on the New Notes. The obligation to make such payments may implicate the provisions of the Treasury Regulations relating to "contingent payment debt instruments."

        According to the Treasury Regulations, one or more such contingencies will not cause the New Notes to be treated as contingent payment debt instruments if, as of the issue date of the New Notes, the likelihood of the events that would result in any of such contingencies occurring is remote and/or such contingencies, in the aggregate, are considered incidental. We believe that the likelihood that we will be obligated to make any such payments is remote and/or incidental. Therefore, we do not intend to treat the potential payment of these amounts as subjecting the New Notes to the contingent payment debt instrument rules. Our determination is binding on a holder unless such holder discloses its contrary position in the manner required by applicable Treasury Regulations. Our determination is not, however, binding on the IRS, and if the IRS were to successfully challenge this determination, a holder could be required to accrue ordinary interest income on its New Notes at a rate in excess of the stated interest and to treat any gain realized on the taxable disposition of a New Note as ordinary income rather than capital gain. The remainder of this summary assumes that the New Notes will not be treated as contingent payment debt instruments.

Certain Tax Consequences to U.S. Holders

        Stated Interest.    Stated interest on the New Notes generally will be taxable to a U.S. holder as ordinary income at the time it is received or accrued, depending on such holder's method of accounting for United States federal income tax purposes.

        Sale, Exchange, Retirement, Redemption or Other Taxable Disposition of Notes.    Upon the sale, exchange, retirement, redemption, or other taxable disposition of a New Note, you generally will recognize gain or loss equal to the difference, if any, between the amount realized upon such disposition (less any amount attributable to accrued and unpaid stated interest, which will be taxable as interest income as discussed above) and the adjusted tax basis of the New Note. Your adjusted tax basis in a New Note will, in general, be your cost for that New Note. Any gain or loss will be capital gain or loss. Capital gains of non-corporate holders derived in respect of capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

        Additional tax on net investment income.    Certain U.S. holders who are individuals, estates or trusts are subject to an additional tax of 3.8% on their "net investment income" (for individuals) or undistributed "net investment income" (for estates or trusts) to the extent that their "modified adjusted gross income" (for individuals) or "adjusted gross income" (for estates or trusts) exceeds a certain threshold. For this purpose, "net investment income" generally includes the interest paid on the New Notes, as well as any net gain from the disposition of the New Notes, unless, such interest or gain is derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). U.S. holders who are individuals, estates or trusts should consult their own tax advisors regarding the effect, if any, of this tax on their ownership and disposition of the New Notes.

        Information Reporting and Backup Withholding.    In general, information reporting requirements will apply to payments of stated interest on the New Notes and the proceeds of the sale or other taxable disposition (including a retirement or redemption) of a New Note paid to you (unless you are an exempt recipient such as a corporation). Backup withholding may apply to any payment described in the preceding sentence if you fail to provide a taxpayer identification number or a certification that you are not subject to backup withholding.

        Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against your United States federal income tax liability provided the required information is timely furnished to the IRS.

Certain Tax Consequences to Non-U.S. Holders

        United States Federal Withholding Tax.    The 30% United States federal withholding tax will not apply to any payment of interest on the New Notes under the "portfolio interest rule," provided that:

  •
  interest paid on the New Notes is not effectively connected with your conduct of a trade or business in the United States;

  •
  you do not actually (or constructively) own 10% or more of the total combined voting power of all classes of GCI, Inc.'s stock entitled to vote;

  •
  you are not a controlled foreign corporation that is related to us through actual or constructive ownership;

  •
  you are not a bank whose receipt of interest on the New Notes is described in Section 881 (c)(3)(A) of the Code; and

  •
  either (1) you provide your name and address on an IRS Form W-8BEN or W-8BEN-E (or other applicable form), and certify, under penalties of perjury, that you are not a United States person as defined under the Code or (2) you hold your New Notes through certain foreign intermediaries and satisfy the certification requirements of applicable United States Treasury regulations. Special certification rules apply to non-U.S. holders that are pass-through entities rather than corporations or individuals.

        If you cannot satisfy the requirements described above, payments of interest made to you will be subject to a 30% United States federal withholding tax, unless you provide us with a properly executed:

  •
  IRS Form W-8BEN or W-8BEN-E (or other applicable form) certifying an exemption from or reduction in withholding under the benefit of an applicable income tax treaty; or

  •
  IRS Form W-8ECI (or other applicable form) certifying that interest paid on the New Notes is not subject to withholding tax because it is effectively connected with your conduct of a trade or business in the United States (as discussed below under "—United States Federal Income Tax").

        The 30% United States federal withholding tax generally will not apply to any gain that you realize on the sale, exchange, retirement, redemption or other taxable disposition of a New Note.

        United States Federal Income Tax.    If you are engaged in a trade or business in the United States and interest on the New Notes is effectively connected with the conduct of that trade or business (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment), then you will be subject to United States federal income tax on that interest on a net income basis in generally the same manner as if you were a United States person as defined under the Code. In addition, if you are a foreign corporation, you may be subject to a branch profits tax equal to 30% (or a lower applicable income tax treaty rate) of your effectively connected earnings and profits, subject to adjustments. If interest received with respect to the New Notes is effectively connected income (whether or not a treaty applies), the 30% withholding tax described above will not apply, provided the certification requirements discussed above in "—United States Federal Withholding Tax" are satisfied.

        Any gain realized on the sale or other taxable disposition of a New Note generally will not be subject to United States federal income tax unless:

  •
  the gain is effectively connected with your conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment), in which case such gain will be subject to U.S. federal income tax in generally the same manner as effectively connected interest is taxed; or

  •
  you are an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met, in which case, unless an applicable income tax treaty provides otherwise, you will be subject to a flat 30% U.S. federal income tax on the gain derived from the sale, which may be offset by certain U.S.-source capital losses.

        Information Reporting and Backup Withholding.    Generally, we must report to the IRS and to you the amount of interest paid to you and the amount of tax, if any, withheld with respect to those payments. Copies of the information returns reporting such interest payments and any withholding may also be made available to the tax authorities in the country in which you reside under the provisions of an applicable income tax treaty.

        In general, you will not be subject to backup withholding with respect to payments of interest on the New Notes that we make to you provided that we do not have actual knowledge or reason to know that you are a United States person as defined under the Code, and we have received from you the required certification that you are a non-U.S. holder described above in the fifth bullet point under "—Certain Tax Consequences to Non-U.S. Holders—United States Federal Withholding Tax."

        Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale or other taxable disposition (including a retirement or redemption) of New Notes within the United States or conducted through certain United States-related financial intermediaries, unless you certify to the payor under penalties of perjury that you are a non-U.S. holder (and the payor does not have actual knowledge or reason to know that you are a United States person as defined under the Code), or you otherwise establish an exemption.

        Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against your United States federal income tax liability provided the required information is timely furnished to the IRS.

Foreign Account Tax Compliance

        Pursuant to Sections 1471 through 1474 of the Code ("FATCA"), a U.S. federal withholding tax of 30% will be imposed on payments of interest on New Notes and, for a sale or other taxable disposition (including a retirement or a redemption) of New Notes occurring after December 31, 2016, payments of gross proceeds from such disposition paid to (i) a foreign financial institution (as a beneficial owner or an intermediary), unless the foreign financial institution enters into an agreement with the U.S. government to collect and provide to the U.S. tax authorities substantial information regarding its U.S. account holders and meets certain other specified requirements and (ii) a non-financial foreign entity (as a beneficial owner or an intermediary), unless the non-financial foreign entity provides the withholding agent with certain certifications or information relating to U.S. ownership of the entity and such entity meets certain other specified requirements. Prospective investors should consult their own tax advisors regarding the effect of FATCA on their purchase, ownership and disposition of the New Notes.

Exchange of Old Notes for New Notes

        The exchange of the Old Notes for the New Notes in the exchange offer will not be treated as an "exchange" for federal income tax purposes, because the Old Notes will not be considered to differ materially in kind or extent from the New Notes. The holder will have a basis for the New Notes equal to the basis of the Old Notes and the holder's holding period for the New Notes will include the period during which the Old Notes were held. Accordingly, no material federal income tax consequences will result to holders on account of an exchange of Old Notes for New Notes pursuant to the exchange offer.

PLAN OF DISTRIBUTION AND SELLING RESTRICTIONS

        The exchange offer is not being made to, nor will we accept surrenders of Old Notes for exchange from, holders of Old Notes in any jurisdiction in which the exchange offer or the acceptance thereof would not be in compliance with the securities or blue sky laws of such jurisdiction.

        The distribution of this Prospectus and the offer and sale of the New Notes may be restricted by law in certain jurisdictions. Persons who come into possession of this Prospectus or any of the New Notes must inform themselves about and observe any such restrictions. You must comply with all applicable laws and regulations in force in any jurisdiction in which you purchase, offer or sell the New Notes or possess or distribute this Prospectus and, in connection with any purchase, offer or sale by you of the New Notes, must obtain any consent, approval or permission required under the laws and regulations in force in any jurisdiction to which you are subject or in which you make such purchase, offer or sale.

        In reliance on interpretations of the staff of the SEC set forth in no-action letters issued to third parties in similar transactions, we believe that the New Notes issued in the exchange offer in exchange for the Old Notes may be offered for resale, resold and otherwise transferred by holders without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that the New Notes are acquired in the ordinary course of business of such holders and any beneficial owner of the New Notes and the holders are not engaged in and do not intend to engage in and have no arrangement or understanding with any person to participate in a "distribution" (within the meaning of the Securities Act) of New Notes. This position does not apply to any holder that is:

  •
  an "affiliate" of GCI (as defined under the Securities Act); or

  •
  a broker-dealer.

        All broker-dealers receiving New Notes in the exchange offer are subject to a prospectus delivery requirement with respect to resales of the New Notes. Each broker-dealer receiving New Notes for its own account in the exchange offer must represent that the Old Notes to be exchanged for the New Notes were acquired by it as a result of market-making activities or other trading activities and acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any offer to resell, resale or other retransfer of the New Notes. Any such broker-dealer is referred to as a participating broker-dealer. However, by so acknowledging and by delivering a prospectus, the participating broker-dealer will not be deemed to admit that it is an "underwriter" (as defined under the Securities Act). If a broker-dealer acquired Old Notes as a result of market-making or other trading activities, it may use this Prospectus, as amended or supplemented, in connection with offers to resell, resales or retransfers of New Notes received in exchange for the Old Notes pursuant to the exchange offer. We have agreed that, for a period of 90 days after the consummation of the exchange offer, subject to extension under limited circumstances, we will use commercially reasonable efforts to keep the exchange offer registration statement effective and make this Prospectus available to any broker-dealer for use in connection with such resales. To date, the SEC has taken the position that broker-dealers may use a prospectus such as this one to fulfill their prospectus delivery requirements with respect to resales of New Notes received in an exchange such as the exchange pursuant to the exchange offer, if the Old Notes for which the New Notes were received in the exchange were acquired for their own accounts as a result of market-making or other trading activities.

        A broker-dealer intending to use this Prospectus in the resale of New Notes must so notify us on or prior to the expiration date. This notice may be given in the space provided in the letter of transmittal or may be delivered to the exchange agent.

        We may, in certain cases, issue a notice suspending use of the registration statement of which this Prospectus forms a part. If we do so, the period during which the registration statement must remain effective will be extended for a number of days equal to the number of days the registration statement was in suspense.

        We will not receive any proceeds from any sale of the New Notes by broker-dealers. Broker-dealers acquiring New Notes for their own accounts may sell the New Notes in one or more transactions in the over-the-counter market, in negotiated transactions, through writing options on the New Notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or at negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of such New Notes.

        Any broker-dealer that held Old Notes acquired for its own account as a result of market-making activities or other trading activities, that received New Notes in the exchange offer, and that participates in a distribution of New Notes may be deemed to be an "underwriter" within the meaning of the Securities Act and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the New Notes. Any profit on these resales of New Notes and any commissions or concessions received by a broker-dealer in connection with these resales may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not admit that it is an "underwriter" within the meaning of the Securities Act.

        We have agreed to pay all expenses incident to our participation in the exchange offer, other than underwriting discounts and commissions and transfer taxes if any, of holders and will indemnify holders of the Old Notes, including any broker-dealers, against specified types of liabilities, including liabilities under the Securities Act.

 LEGAL MATTERS

        Certain legal matters in connection with the New Notes offered hereby will be passed upon for us by Stoel Rives LLP, Anchorage, Alaska, and Sherman & Howard L.L.C., Denver, Colorado. Stephen M. Brett, who is a member of the Board of Directors of General Communication, Inc., is of counsel to Sherman & Howard L.L.C. As of December 31, 2014, Mr. Brett beneficially owned 75,250 shares of class A common stock of General Communication, Inc. Sherman & Howard L.L.C. will receive fees at its standard rates for legal services rendered to GCI, Inc. in connection with this offering.

EXPERTS

        The consolidated financial statements included in this Prospectus and elsewhere in the registration statement have been so included in reliance upon the report of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We file annual, quarterly and special reports, as well as proxy statements and other information with the SEC (File No. 000-05890). You may read and copy any document we file with the SEC at the SEC's Public Reference Room at 100 F. Street N.E., Washington, D.C. 20549. You may obtain further information about the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public over the Internet at the SEC's web site at http://www.sec.gov, which contains reports, proxy statements and other information regarding registrants like us that file electronically with the SEC. We make available on the http://www.gci.com/ web site, free of charge, access to our annual report, quarterly reports, current reports, proxy statement and amendments to those materials filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically submit such material to the SEC. Information contained on any web site referenced in this Prospectus is not incorporated by reference herein. Our SEC filings are also available to the public from commercial document retrieval services.

INDEX TO FINANCIAL STATEMENTS

HISTORICAL FINANCIAL INFORMATION

GCI, INC.

Management's Discussion and Analysis of Financial Condition and Results of Operations

        In the following discussion, GCI, Inc. and its direct and indirect subsidiaries are referred to as "we," "us" and "our" and our parent corporation, General Communication, Inc. is referred to as "GCI."

        Management's Discussion and Analysis of Financial Condition and Results of Operations discusses our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an on-going basis, we evaluate our estimates and judgments, including those related to the allowance for doubtful receivables, unbilled revenues, accrual of the USF high cost Remote area program support, share-based compensation, inventory at lower of cost or market, reserve for future customer credits, liability for incurred but not reported medical insurance claims, valuation allowances for deferred income tax assets, depreciable and amortizable lives of assets, the carrying value of long-lived assets including goodwill, cable certificates, wireless licenses, and broadcast licenses, our effective tax rate, purchase price allocations, deferred lease expense, asset retirement obligations, the accrual of cost of goods sold (exclusive of depreciation and amortization expense) ("Cost of Goods Sold"), depreciation, and accrual of contingencies and litigation. We base our estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. See also our "Cautionary Statement Regarding Forward-Looking Statements."

        GCI, Inc. was incorporated under the laws of the State of Alaska in 1997 to affect the issuance of Senior Notes. GCI, Inc., a wholly owned subsidiary of GCI, received through its initial capitalization all ownership interests in subsidiaries previously held by GCI. Shares of GCI's Class A common stock are traded on the Nasdaq National Market tier of the Nasdaq Stock Market under the symbol of GNCMA. Shares of GCI's Class B common stock are traded on the Over-the-Counter market. Shares of GCI, Inc.'s common stock are wholly owned by GCI and are not publicly traded. The GCI and GCI, Inc. consolidated financial statements include substantially the same account activity.

        The following discussion and analysis of financial condition and results of operations should be read in conjunction with our accompanying consolidated financial statements and supplementary data.

General Overview

        Through our focus on long-term results, acquisitions, and strategic capital investments, we strive to consistently grow our revenues and expand our margins. We have historically met our cash needs for operations, regular capital expenditures and maintenance capital expenditures through our cash flows from operating activities. Historically, cash requirements for significant acquisitions and major capital expenditures have been provided largely through our financing activities.

        As discussed earlier in "Business—Geographic Concentration and the Alaska Economy," our revenue is impacted by the strength of the Alaska economy. The Alaska economy is affected by certain economic factors including activity in the oil and gas industry, tourism, government spending, and military personnel stationed in Alaska. A long-term decrease in oil prices may impact spending by the oil and gas industry and the government, which could negatively impact our revenue. Additionally, the health of the national economy can impact our revenue.

Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)

        On July 22, 2013, we closed the transactions under the Asset Purchase and Contribution Agreement ("Wireless Agreement") and other related agreements entered into on June 4, 2012 by and among ACS, GCI, ACS Wireless, Inc., a wholly owned subsidiary of ACS, GCI Wireless Holdings, LLC, a wholly owned subsidiary of GCI, and AWN, pursuant to which the parties agreed to contribute the respective wireless network assets of GCI, ACS and their affiliates to AWN. This transaction provided a statewide network with the spectrum mix, scale, advanced technology and cost structure necessary to compete with Verizon Wireless and AT&T Mobility in Alaska. Until the closing of the Wireless Acquisition described below, AWN provided wholesale services to GCI and ACS, and GCI and ACS used the AWN network to continue to sell services to their respective retail customers.

        Under the terms of the Wireless Agreement, we contributed our wireless network assets and certain rights to use capacity to AWN. Additionally, ACS contributed its wireless network assets and certain rights to use capacity to AWN. As consideration for the contributed business assets and liabilities, ACS received $100.0 million in cash from GCI, a one-third ownership interest in AWN, and preferential cash distributions totaling $50.0 million and $22.0 million in 2014 and 2013, respectively. As part of closing, we borrowed $100.0 million under our Senior Credit Facility to fund the purchase of wireless network assets from ACS.

        On February 2, 2015, we completed the transaction to purchase ACS' wireless subscriber base and its one-third ownership interest in AWN for $293.2 million, subject to possible post-closing adjustments ("Wireless Acquisition"). Following the close of the Wireless Acquisition, AWN is a wholly owned subsidiary and we are entitled to 100% of the future cash flows from AWN. We funded the purchase with a $275.0 million Term B loan under our Senior Credit Facility and a contribution from GCI. We expect to record costs of approximately $30.0 million in 2015 for one-time customary transaction costs and costs to migrate a billing system, train our customer service representatives, and to transition a portion of our new customers to our GSM network.

        ACS reported approximately 109,000 wireless subscribers as of September 30, 2014. The actual number of wireless subscribers in good standing that we acquired on February 2, 2015 was approximately 87,000 due to a numbers of factors including subsequent subscriber losses, differences in methods of counting subscribers, and the exclusion of internal subscribers from the transaction. These numbers are preliminary and will be finalized during the first quarter of 2015. We expect the impact of the lower number of subscribers to be minimal as these subscribers had a low average revenue per user, reduced future phone subsidies, and an estimated $4.4 million reduction to the purchase price related to the subscriber attrition.

        As an ETC, we receive support from the USF to support the provision of wireline local access and wireless service in high cost areas. On November 29, 2011, the FCC published final rules to reform, among others, the methodology for distributing USF high cost support for voice and broadband services ("High Cost Order"). The High Cost Order segregated the support methodology for Remote areas in Alaska from the support methodology for all urban areas, including Alaska Urban locations. Our future revenue recognition for both Remote and Urban high cost support is dependent upon the functionality and timing of an operational successor funding mechanism. Rulemaking is underway to consider a successor funding mechanism. We cannot predict at this time the outcome of this proceeding or its effect on Remote high cost support available to us, but our revenue for providing services in these areas would be materially adversely affected by a substantial reduction of USF support.

Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)

Results of Operations

        The following table sets forth selected financial data as a percentage of total revenues for the periods indicated (underlying data rounded to the nearest thousand):

	Year Ended December 31,
				Percentage Change(1) 2014 vs. 2013	Percentage Change(1) 2013 vs. 2012
	2014	2013	2012
Statements of Operations Data:
Revenues:
Wireless segment	30%	24%	18%	37%	58%
Wireline segment	70%	76%	82%	4%	5%

Total revenues	100%	100%	100%	12%	14%

Selling, general and administrative expenses	32%	33%	34%	8%	11%
Depreciation and amortization expense	19%	18%	18%	16%	13%
Operating income	16%	14%	13%	27%	27%
Other expense, net	8%	9%	10%	6%	4%
Income before income taxes	8%	5%	3%	62%	101%
Net income	7%	4%	1%	87%	246%
Net income (loss) attributable to the non-controlling interest	6%	3%	—%	132%	4,468%
Net income attributable to GCI, Inc.	1%	1%	1%	(20)%	(3)%

(1)
Percentage change in underlying data

        We evaluate performance and allocate resources based on earnings before depreciation and amortization expense, net interest expense, income taxes, share-based compensation expense, accretion expense, income or loss attributable to non-controlling interest, non-cash contribution adjustment, and other non-cash adjustments ("Adjusted EBITDA"). Management believes that this measure is useful to investors and other users of our financial information in evaluating operating profitability as an analytical indicator of income generated to service debt and fund capital expenditures. In addition, multiples of current or projected earnings before depreciation and amortization expense, net interest expense and income taxes ("EBITDA") are used to estimate current or prospective enterprise value. See note 10 in the "Notes to Consolidated Financial Statements" included in Part IV of this annual report on Form 10-K for a reconciliation of consolidated Adjusted EBITDA, a non-GAAP financial measure, to consolidated income before income taxes.

Overview of Revenues and Cost of Goods Sold

        Total revenues increased 14% from $710.2 million in 2012 to $811.6 million in 2013 and increased 12% to $910.2 million in 2014. Revenue increased in both of our segments in 2014 and 2013. See the discussion below for more information by segment.

        Total Cost of Goods Sold increased 13% from $247.5 million in 2012 to $280.5 million in 2013 and increased 8% to $302.7 million in 2014. Cost of Goods Sold decreased in our Wireline segment and increased in our Wireless segment for 2014. Cost of Goods Sold increased in both of our segments in 2013. See the discussion below for more information by segment.

Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)

Wireless Segment Overview

        Wireless segment revenue, Cost of Goods Sold, and Adjusted EBITDA are as follows (amounts in thousands):

	2014	2013	2012	Percentage Change 2014 vs. 2013	Percentage Change 2013 vs. 2012
Revenue	$269,977	197,218	124,745	37%	58%
Cost of Goods Sold	$90,920	68,086	58,737	34%	16%
Adjusted EBITDA	$158,159	109,609	50,802	44%	116%

        See note 10 in the accompanying "Notes to Consolidated Financial Statements" for a reconciliation of consolidated Adjusted EBITDA, a non-GAAP financial measure, to consolidated income before income taxes.

Wireless Segment Revenues

        The increase in revenue is primarily due to the following:

  •
  A $29.1 million and $41.9 million increase in roaming revenue in 2014 and 2013, respectively, primarily due to the July 22, 2013 close of the initial AWN transaction,

  •
  A $27.0 million and $25.0 million increase in non-Lifeline wholesale plan fee revenue in 2014 and 2013, respectively, primarily due to the July 22, 2013 close of the initial AWN transaction and an increase in wireless subscribers,

  •
  A $11.7 million and $9.7 million increase in high cost support in 2014 and 2013, respectively, primarily due to the July 22, 2013 close of the initial AWN transaction,

  •
  A $7.3 million and $2.9 million increase in private line revenue in 2014 and 2013, respectively, due to increased demand for backhaul capacity.

        The increase is partially off-set by a $2.5 million and $6.6 million increase in the wireless handset cash incentives to ACS in 2014 and 2013, respectively, for the sale of wireless handsets to their retail customers due to the July 22, 2013 close of the initial AWN transaction.

Wireless Segment Cost of Goods Sold

        The increase in Cost of Goods Sold is primarily due to the following:

  •
  A $11.3 million and $7.3 million increase in 2014 and 2013, respectively, primarily due to roaming costs due to the July 22, 2013 close of the initial AWN transaction,

  •
  A $5.1 million increase in wireless equipment costs in 2014. During the period from April 1, 2014 to December 31, 2014, the Wireless segment recorded the Cost of Goods Sold related to wireless equipment sales to retail customers based upon equipment sales and agreed-upon subsidy rates. Any amount in excess of this subsidy was recorded in the Wireline segment. From the July 22, 2013 close of the initial AWN transaction through March 31, 2014, although permitted, the Wireline segment was unable to meet the requirements in order to request a wireless equipment subsidy from the Wireless segment in accordance with the AWN agreements, and

Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)

  •
  A $1.9 million and $5.5 million increase in distribution and capacity costs in 2014 and 2013, respectively, due to the July 22, 2013 close of the initial AWN transaction and growth in traffic carried on the wireless network,

  •
  Additional increases in network maintenance costs in 2014 and 2013 due to the growth of the wireless network due to the July 22, 2013 close of the initial AWN transaction and increased emphasis on our wireless network.

        The increase in 2013 is partially off-set by an $11.0 million decrease in wireless equipment costs. Through the initial AWN transaction close the Wireless segment recorded the Cost of Goods Sold related to wireless equipment sales to retail customers based upon equipment sales and agreed-upon subsidy rates. Any amount in excess of this subsidy was recorded in the Wireline segment. Subsequent to the transaction close and through March 31, 2014, although permitted, the Wireline segment was unable to meet the requirements in order to request a wireless equipment subsidy from the Wireless segment in accordance with the AWN agreements.

Wireless Segment Adjusted EBITDA

        The increases in Adjusted EBITDA in 2014 and 2013 are primarily due to increased revenue as described above in "Wireless Segment Revenues." This increases were partially offset by increased Cost of Goods Sold as described above in "Wireless Segment Cost of Goods Sold" and an increase in selling, general and administrative expense.

Wireline Segment Overview

        Our Wireline segment offers services and products under three major customer groups as follows:

Customer Group
Wireline Segment Services and Products	Consumer	Business Services	Managed Broadband
Retail wireless	X	X
Data:
Internet	X	X	X
Data networks		X	X
Managed services		X	X
Video	X	X
Voice:
Long-distance	X	X	X
Local access	X	X	X
  •
  Consumer—we offer a full range of retail wireless, data, video and voice services to residential customers.

  •
  Business Services—we offer a full range of retail wireless, data, video and voice services to businesses, governmental entities, educational institutions and wholesale data and voice services to common carrier customers.

  •
  Managed Broadband—we offer Internet, data network and managed services to rural schools and health organizations and regulated voice services to residential and commercial customers in rural communities primarily in Southwest Alaska.

Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)

        The components of Wireline segment revenue are as follows (amounts in thousands):

	2014	2013	2012	Percentage Change 2014 vs. 2013	Percentage Change 2013 vs. 2012
Consumer
Wireless	$30,998	28,031	26,416	11%	6%
Data	113,306	99,740	86,466	14%	15%
Video	111,175	111,368	115,306	—%	(3)%
Voice	32,535	35,666	41,169	(9)%	(13)%
Business Services
Wireless	2,749	2,872	2,881	(4)%	—%
Data	144,945	154,498	143,907	(6)%	7%
Video	33,259	15,171	12,842	119%	18%
Voice	45,010	50,273	48,262	(10)%	4%
Managed Broadband
Data	105,004	95,645	86,562	10%	10%
Voice	21,240	21,166	21,625	—%	(2)%

Total Wireline segment revenue	$640,221	614,430	585,436	4%	5%

        Wireline segment Cost of Goods Sold and Adjusted EBITDA are as follows (amounts in thousands):

	2014	2013	2012	Percentage Change 2014 vs. 2013	Percentage Change 2013 vs. 2012
Wireline segment Cost of Goods Sold	$211,784	212,376	188,764	—%	13%
Wireline segment Adjusted EBITDA	$164,957	157,674	176,007	5%	(10)%

        See note 10 in the accompanying "Notes to Consolidated Financial Statements" for a reconciliation of consolidated Adjusted EBITDA, a non-GAAP financial measure, to consolidated income before income taxes.

Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)

        Selected key performance indicators for our Wireline segment follow:

	2014	2013	2012	Percentage Change 2014 vs. 2013	Percentage Change 2013 vs. 2012
Consumer
Data:
Cable modem subscribers(1)	119,100	115,300	115,600	3%	—%
Video:
Basic subscribers(2)	116,400	117,900	122,300	(1)%	(4)%
Digital programming tier subscribers(3)	63,800	67,500	72,500	(5)%	(7)%
HD/DVR converter boxes(4)	108,400	96,900	90,400	12%	7%
Homes passed	248,200	247,400	243,600	—%	2%
Video ARPU(5)	$79.29	$77.34	$77.98	3%	(1)%
Voice:
Total local access lines in service(6)	54,600	61,000	69,700	(10)%	(12)%
Business Services
Data:
Cable modem subscribers(1)	14,100	14,000	13,300	1%	5%
Voice:
Total local access lines in service(6)	47,400	48,800	51,600	(3)%	(5)%
Combined Consumer and Business Services
Multiple System Operator Operating Statistics
Customer relationships(7)	120,400	122,400	126,700	(2)%	(3)%
Revenue generating units(8)	330,200	334,100	343,900	(1)%	(3)%
Wireless
Consumer Lifeline wireless lines in service(9)	25,000	29,300	32,400	(15)%	(10)%
Consumer Non-Lifeline wireless lines in service(10)	106,400	93,600	90,600	14%	3%
Business Services Non-Lifeline wireless lines in service(10)	18,200	18,600	17,000	(2)%	9%

Total wireless lines in service	149,600	141,500	140,000	6%	1%

Wireless ARPU(11)	$49.97	$48.71	$45.47	3%	7%
Cable modem ARPU(12)	$78.87	$70.50	$64.10	12%	10%

(1)
A cable modem subscriber is defined by the purchase of cable modem service regardless of the level of service purchased. If one entity purchases multiple cable modem service access points, each access point is counted as a subscriber. Cable modem subscribers may also be video basic subscribers though basic video service is not required to receive cable modem service.

(2)
A basic subscriber is defined as one basic tier of service delivered to an address or separate subunits thereof regardless of the number of outlets purchased.

(3)
A digital programming tier subscriber is defined as one digital programming tier of service delivered to an address or separate subunits thereof regardless of the number of outlets or digital

Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)

  programming tiers purchased. Digital programming tier subscribers are a subset of basic subscribers.

(4)
A high-definition/digital video recorder ("HD/DVR") converter box is defined as one box rented by a digital programming or basic tier subscriber. A digital programming or basic tier subscriber is not required to rent an HD/DVR converter box to receive service.

(5)
Applicable average monthly video revenues divided by the average number of basic subscribers at the beginning and end of each month in 2014, 2013, and 2012.

(6)
A local access line in service is defined as a revenue generating circuit or channel connecting a customer to the public switched telephone network.

(7)
The number of customers that receive at least one level of service utilizing our cable service facilities, encompassing voice, video, and data services, without regard to which services customers purchase.

(8)
The sum of all primary digital video, high-speed data, and telephony customers, not counting additional outlets.

(9)
A Lifeline wireless line in service is defined as a revenue generating wireless device that is eligible for Lifeline support. The Universal Service Fund's Lifeline program is administered by the Universal Service Administrative Company and is designed to ensure that quality telecommunications services are available to low-income customers at affordable rates.

(10)
A non-Lifeline wireless line in service is defined as a revenue generating wireless device that is not eligible for Lifeline support.

(11)
Average monthly wireless revenues, excluding those from other wireless carrier customers, divided by the average of wireless subscribers at the beginning and end of each month in the period ("Wireless ARPU"). Revenue used for this calculation includes Wireline segment—Consumer—Wireless, Wireline segment—Business Services—Wireless and wholesale wireless revenues earned from GCI retail subscribers included in the Wireless segment for 2014, 2013, and 2012.

(12)
Applicable average monthly cable modem revenues divided by the average number of subscribers at the beginning and end of each month in 2014, 2013, and 2012.

Wireline Segment Revenues

Consumer

        The increase in data revenue is primarily due to a $12.1 million or 14% and $12.2 million or 16% increase in cable modem revenue for 2014 and 2013, respectively, due to an increase in the average number of subscribers in 2014 and our subscribers' selection of plans that offer higher speeds and higher usage limits in 2014 and 2013.

Business Services

        Business Services data revenue is comprised of monthly recurring charges for data services and charges billed on a time and materials basis largely for personnel providing on-site customer support. This latter category can vary significantly based on project activity.

        The decrease in data revenue in 2014 is primarily due to a $14.1 million or 24% decrease in managed services project revenue due to a decrease in special project work. The decrease in 2014 is partially offset by a $4.6 million or 5% increase in data transport and storage revenue due to increased

Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)

demand for increased capacity and data speeds. The increase in data revenue in 2013 is primarily due to a $10.2 million or 20% in managed services project revenue due to special project work.

        The $18.1 million or 119% increase in video revenue in 2014 primarily results from an increase in advertising sales due to the election cycle and our acquisition of the television broadcast stations in the fourth quarter of 2013.

Managed Broadband

        The increase in data revenue in 2014 and 2013 is primarily due to a $10.2 million or 11% and $12.3 million or 15% increase in monthly contract revenue in 2014 and 2013, respectively, due to new ConnectMD® and SchoolAccess® customers and increased data network capacity purchased by our existing ConnectMD® and SchoolAccess® customers due to increased demand.

Wireline Segment Cost of Goods Sold

        The individually significant items contributing to the 2014 and 2013 increases in Wireline segment Cost of Goods Sold include:

  •
  A 17% or $10.0 million and 10% or $5.3 million increase in video Cost of Goods Sold in 2014 and 2013, respectively, primarily due to the acquisition of the television broadcast stations in the fourth quarter of 2013 and increased rates paid to programmers,

  •
  A 28% or $10.8 million increase in managed services project Cost of Goods Sold for 2013 related to the increased special project work described above in "Wireline Segment Revenues—Business Services,"

  •
  A 11% or $2.7 million and 102% or $12.5 million increase in 2014 and 2013 wireless device Cost of Goods Sold, respectively, primarily due to an increase in the number of handsets sold and in 2013 a decrease in subsidies received from the Wireless segment for the purchase of wireless handsets. The increase in 2014 was partially off-set by an increase in the subsidy. Through the initial AWN transaction close the Wireless segment recorded the Cost of Goods Sold related to wireless equipment sales to retail customers based upon equipment sales and agreed-upon subsidy rates. Any amount in excess of this subsidy was recorded in the Wireline segment. Subsequent to the transaction close and through March 31, 2014, although permitted, the Wireline segment was unable to meet the requirements in order to request a wireless equipment subsidy from the Wireless segment in accordance with the AWN agreements.

        The increases are partially offset by the following individually significant items:

  •
  A 23% or $11.5 million decrease in managed services project Cost of Goods Sold for 2014 related to the decreased special project work described above in "Wireline Segment Revenues—Business Services," and

  •
  A 9% or $3.1 million decrease in voice Cost of Goods Sold for 2013 due to the continuing decrease in long distance and local service subscribers.

Wireline Segment Adjusted EBITDA

        The increase in Adjusted EBITDA for 2014 is primarily due to an increase in revenues as described above in "Wireline Segment Revenues" partially offset by an increase in Cost of Goods Sold as described above in "Wireline Segment Cost of Goods Sold" and selling, general and administrative expense. The decrease in Adjusted EBITDA for 2013 is primarily due to an increase in Cost of Goods Sold as described above in "Wireline Segment Cost of Goods Sold" and selling, general and

Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)

administrative expense partially offset by an increase in revenues as described above in "Wireline Segment Revenues."

Selling, General and Administrative Expenses

        Selling, general and administrative expenses increased $22.6 million to $293.6 million for 2014 and $27.8 million to $271.1 million for 2013. Individually significant items contributing to the increases include:

  •
  A $10.7 million and $9.1 million increase in labor costs for 2014 and 2013, respectively,

  •
  A $4.3 million increase in healthcare costs for 2014,

  •
  A $2.8 million increase in our company-wide success sharing bonus accrual for 2013,

  •
  A $2.3 million increase in contract labor related to non-capitalizable network projects for our ConnectMD® and SchoolAccess® customers for 2013,

  •
  A $2.5 million increase due to an increased usage of contract labor by our operating departments for 2013, and

  •
  $1.8 million in transaction costs in 2013 related to the AWN transaction that closed in 2013.

        As a percentage of total revenues, selling, general and administrative expenses were 32%, 33%, and 34% of revenue for 2014, 2013, and 2012, respectively.

Depreciation and Amortization Expense

        Depreciation and amortization expense increased $23.0 million to $170.3 million and $16.8 million to $147.3 million in 2014 and 2013, respectively. The increases in 2014 and 2013 are primarily due to new assets placed in service in those years partially offset by assets which became fully depreciated during those years. Additionally, we recorded an increase of $8.7 million and $8.8 million of depreciation and amortization expense in 2014 and 2013, respectively, for the assets acquired from ACS as part of the AWN transaction.

Other Expense, Net

        Other expense, net of other income, increased $4.1 million to $74.3 million in 2014 and $2.4 million to $70.2 million in 2013. The increases in 2014 and 2013 are primarily due to increased interest expense attributable to increased borrowing on our Senior Credit Facility.

Income Tax Expense

        GCI, Inc., as a wholly owned subsidiary and member of the GCI controlled group of corporations, files its income tax return as part of the consolidated group of corporations under GCI. Accordingly, all discussions regarding income taxes reflect the consolidated group's activity. Our income tax expense and deferred income tax assets and liabilities are presented herein using the separate-entity method.

        Income tax expense totaled $10.0 million, $11.0 million, and $12.1 million in 2014, 2013, and 2012, respectively. Our effective income tax rate was 14%, 26%, and 57% in 2014, 2013, and 2012, respectively. Our effective income tax rate decreased in 2014 and 2013 due to the inclusion of income attributable to the non-controlling interest in AWN in income before income tax expense as of the transaction close in July 2013.

Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)

        At December 31, 2014, we have income tax net operating loss carryforwards of $320.3 million that will begin expiring in 2020 if not utilized, and alternative minimum tax credit carryforwards of $1.7 million available to offset regular income taxes payable in future years.

        We have recorded deferred tax assets of $132.0 million associated with income tax net operating losses that were generated from 2000 to 2014 and that expire from 2020 to 2034, respectively, and with charitable contributions that were converted to net operating losses in 2004 through 2007, 2013, and 2014 and that expire in 2024 through 2027, 2033, and 2034, respectively.

        Tax benefits associated with recorded deferred tax assets are considered to be more likely than not realizable through future reversals of existing temporary differences and future taxable income exclusive of reversing temporary differences and carryforwards. The amount of deferred tax assets considered realizable, however, could be reduced if estimates of future taxable income during the carryforward period are reduced which would result in additional income tax expense. We estimate that our effective annual income tax rate for financial statement purposes will be 43% to 48% in the year ending December 31, 2015. The effective rate is expected to increase due to the completion on February 2, 2015, of the transaction to purchase ACS' one-third ownership interest in AWN. Our effective income tax rate was lower in 2014 due to the inclusion of income attributable to the noncontrolling interest in AWN in income before income tax expense and the exclusion of income taxes on income attributable to the non-controlling interest in AWN.

Liquidity and Capital Resources

        Our principal sources of current liquidity are cash and cash equivalents. We believe, but can provide no assurances, that we will be able to meet our current and long-term liquidity, capital requirements and fixed charges through our cash flows from operating activities, existing cash, cash equivalents, credit facilities, and other external financing and equity sources. Should operating cash flows be insufficient to support additional borrowings and principal payments scheduled under our existing credit facilities, capital expenditures will likely be reduced, which would likely reduce future revenues.

        As discussed in the General Overview section of this Item 2, on July 22, 2013, we closed the initial AWN transaction. Under the terms of the Wireless Agreement, we contributed our wireless network assets and certain rights to use capacity to AWN. Additionally, ACS contributed its wireless network assets and certain rights to use capacity to AWN. As consideration for the contributed assets and liabilities, ACS received $100.0 million in cash from GCI, Inc., a one-third ownership percentage in AWN, and $50.0 million and $22.0 million in cash distributions in 2014 and 2013, respectively. We funded the purchase by borrowing $100.0 million under our Senior Credit Facility on July 17, 2013.

        On February 2, 2015, we completed the Wireless Acquisition to purchase ACS' wireless subscriber base and its one-third ownership interest in AWN for $293.2 million, subject to possible post-closing adjustments. Following the close of the transaction, AWN is our wholly owned subsidiary and we are entitled to 100% of the future cash flows from AWN.

        To fund the 2015 purchase from ACS, on February 2, 2015 GCI Holdings, Inc. entered into a Fourth Amended and Restated Credit and Guarantee Agreement with Credit Agricole Corporate and Investment Bank, as administrative agent, that included $275.0 million of a Term B Loan. The interest rate under the Term B Loan is LIBOR plus 3.75%, with a 1% LIBOR floor. The Term B Loan will mature on February 2, 2022 or December 3, 2020 if our Senior Notes due 2021 are not refinanced prior to such date.

Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)

        In February 2014, the FCC announced our winning bids in the Tribal Mobility Fund I auction for a $41.4 million grant to partially fund expansion of our 3G wireless network, or better, to locations in Alaska where we would not otherwise be able to construct within our return-on-investment requirements. We filed a long-form application with the FCC by their deadline and this form was approved in October 2014. We expect to receive one-third of the grant funds in the first half of 2015 and between $6.0 and $16.0 million in additional grant fund disbursements in 2015, depending on upgrades completed and test results submitted to and approved by the FCC.

        We have entered into several financing arrangements under the NMTC program which have provided a total of $32.3 million in net cash to help fund the extension of terrestrial broadband service for the first time to rural Northwestern Alaska communities via a high capacity hybrid fiber optic and microwave network. The project, called TERRA-NW, connects to our TERRA-Southwest network and provides a high capacity backbone connection from the served communities to the Internet. We began construction on TERRA-NW in 2012 and all phases of construction were complete as of December 31, 2014. We have used the entire $32.3 million of NMTC Restricted Cash to fund TERRA-NW capital expenditures.

        While our short-term and long-term financing abilities are believed to be adequate as a supplement to internally generated cash flows to fund capital expenditures and acquisitions as opportunities arise, turmoil in the global financial markets may negatively impact our ability to further access the capital markets in a timely manner and on attractive terms, which may have a negative impact on our ability to grow our business.

        We monitor the third-party depository institutions that hold our cash and cash equivalents. Our emphasis is primarily on safety of principal and secondarily on maximizing yield on those funds.

        Our net cash flows provided by and (used for) operating, investing and financing activities, as reflected in the Consolidated Statements of Cash Flows for 2014 and 2013, are summarized as follows (amounts in thousands):

	2014	2013
Operating activities	$258,203	159,634
Investing activities	(202,140)	(266,351)
Financing activities	(85,632)	131,103

Net increase (decrease) in cash and cash equivalents	$(29,569)	24,386

Operating Activities

        The increase in cash flows provided by operating activities from 2013 to 2014 is due to an increase in net income and a decrease in accounts receivable due to the timing of receipt of payments.

Investing Activities

        Net cash used in investing activities consists primarily of cash paid for capital expenditures and in 2013 $100.0 million to purchase wireless network assets from ACS as part of the close of the 2013 AWN transaction. Our most significant recurring investing activity has been capital expenditures and we expect that this will continue in the future. A significant portion of our capital expenditures is based on the level of customer growth and the technology being deployed.

        Our cash expenditures for property and equipment, including construction in progress, totaled $176.1 million and $180.6 million during 2014 and 2013, respectively. Our cash capital expenditures decreased in 2014 primarily due to the timing of payments to vendors. Depending on available

Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)

opportunities and the amount of cash flow we generate during 2015, we expect our 2015 core capital expenditures to total approximately $170.0 million.

Financing Activities

        Net cash used by financing activities in 2014 consists primarily of payments to ACS for preferential cash distributions, repayment of Rural Utilities Service debt, and repurchases of GCI's common stock. Our borrowings fluctuate from year to year based on our liquidity needs. We may use excess cash to make optional repayments on our debt or repurchase GCI's common stock depending on various factors, such as market conditions.

Available Borrowings Under Senior Credit Facility

        Our Senior Credit Facility includes a $240.0 million term loan and a $150.0 million revolving credit facility with a $25.0 million sublimit for letters of credit. We had $240.0 million outstanding under the term loan at December 31, 2014. Under the revolving portion of the Senior Credit Facility we have borrowed $39.0 million and have $22.5 million of letters of credit outstanding, which leaves $88.5 million available for borrowing as of December 31, 2014. A total of $279.0 million is outstanding as of December 31, 2014.

Debt Covenants

        We are subject to covenants and restrictions applicable to our $325.0 million in aggregate principal amount of 6.75% Senior Notes due 2021 ("2021 Notes"), our $425.0 million in aggregate principal amount of 8.63% Senior Notes due 2019 ("2019 Notes"), Senior Credit Facility, and Wells Fargo note payable. We are in compliance with the covenants, and we believe that neither the covenants nor the restrictions in our indentures or loan documents will limit our ability to operate our business.

Share Repurchases

        GCI's Board of Directors has authorized a common stock buyback program for the repurchase of GCI Class A and Class B common stock in order to reduce the outstanding shares of Class A and Class B common stock. Under this program, GCI is currently authorized to make up to $122.2 million of repurchases as of December 31, 2014. GCI is authorized to increase its repurchase limit $5.0 million per quarter indefinitely and to use stock option exercise proceeds to repurchase additional shares. If stock repurchases are less than the total approved quarterly amount the difference may be carried forward and applied against future stock repurchases. During 2014 we repurchased, on GCI's behalf, 0.4 million shares of GCI common stock under the stock buyback program at a cost of $4.2 million. The common stock buyback program is expected to continue for an indefinite period dependent on leverage, liquidity, company performance, and market conditions and subject to continued oversight by GCI's Board of Directors. The open market repurchases have and will continue to comply with the restrictions of Securities Exchange Act of 1934 Rule 10b-18.

Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)

Schedule of Certain Known Contractual Obligations

        The following table details future projected payments associated with certain known contractual obligations as of December 31, 2014 (amounts in thousands):

	Payments Due by Period
	Total	Less than 1 Year	1 to 3 Years	4 to 5 Years	More Than 5 Years
Long-term debt	$1,313,796	2,679	6,634	710,590	593,893
Interest on long-term debt	434,291	73,247	154,975	147,383	58,686
Capital lease obligations, including interest	100,429	13,444	26,887	26,890	33,208
Operating lease commitments	207,126	38,830	61,664	42,823	63,809
Purchase obligations	51,626	51,626	—	—	—

Total contractual obligations	$2,107,268	179,826	250,160	927,686	749,596

        Long-term debt listed in the table above includes principal payments on our 2019 and 2021 Notes, Senior Credit Facility including the Term B Loan that was signed on February 2, 2015, and the Wells Fargo note payable. Interest on the amount outstanding under our Senior Credit Facility is based on variable rates. We used the current rate paid on our Senior Credit Facility to estimate our future interest payments except that we used 4.75% to estimate our future interest payments on the Term B Loan. Our 2019 Notes require semi-annual interest payments of $18.3 million through November 2019 and our 2021 Notes require semi-annual interest payments of $11.0 million through June 2021. For a discussion of our 2019 and 2021 Notes, and Senior Credit Facility see note 6 in the accompanying "Notes to Consolidated Financial Statements."

        Capital lease obligations include our obligation to lease transponder capacity on Galaxy 18. For a discussion of our capital and operating leases, see note 13 in the accompanying "Notes to Consolidated Financial Statements." We amended our transponder capacity lease agreement with Intelsat in October 2013 to lease additional transponder capacity on Intelsat's Galaxy 18 spacecraft and, as a result, on January 1, 2014 we increased our existing capital lease asset and liability by $9.4 million.

        Purchase obligations include cancelable open purchase orders for goods and services for capital projects and normal operations totaling $51.6 million which are not included in our Consolidated Balance Sheets at December 31, 2014, because the goods had not been received or the services had not been performed at December 31, 2014.

Off-Balance Sheet Arrangements

        We have not created, and are not party to, any special-purpose and off-balance sheet entities for the purpose of raising capital, incurring debt or operating parts of our business that are not consolidated into our financial statements. We do not have any arrangements or relationships with entities that are not consolidated into our financial statements that are reasonably likely to materially affect our liquidity or the availability of our capital resources.

Recently Issued Accounting Pronouncements

        In May 2014, the Financial Accounting Standards Board issued Accounting Standards Update ("ASU") No. 2014-09, Revenue from Contracts with Customers, or ASU 2014-09. This new standard provides guidance for the recognition, measurement and disclosure of revenue resulting from contracts with customers and will supersede virtually all of the current revenue recognition guidance under GAAP. The standard is effective for the first interim period within annual reporting periods beginning after December 15, 2016. Early adoption is not permitted. The standard permits the use of either the

Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)

retrospective or cumulative effect transition method. We are currently evaluating the impact of the provisions of this new standard on our financial position and results of operations.

Critical Accounting Policies and Estimates

        Our accounting and reporting policies comply with GAAP. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions. Our financial position and results of operations can be affected by these estimates and assumptions, which are integral to understanding reported results. Critical accounting policies are those policies that management believes are the most important to the portrayal of our financial condition and results, and require management to make estimates that are difficult, subjective or complex. Most accounting policies are not considered by management to be critical accounting policies. Several factors are considered in determining whether or not a policy is critical in the preparation of financial statements. These factors include, among other things, whether the estimates are significant to the financial statements, the nature of the estimates, the ability to readily validate the estimates with other information including third parties or available prices, and sensitivity of the estimates to changes in economic conditions and whether alternative accounting methods may be utilized under GAAP. For all of these policies, management cautions that future events rarely develop exactly as forecast, and the best estimates routinely require adjustment. Management has discussed the development and the selection of critical accounting policies with GCI's Audit Committee.

        Those policies and estimates considered to be critical for the year ended December 31, 2014 are described below.

  Revenue Recognition

  The accounting estimates related to revenues from the Remote high cost, rural health, and schools and libraries USF programs are dependent on various inputs including our estimate of the statewide support cap, our assessment of the impact of new FCC regulations, the potential outcome of FCC proceedings and the potential outcome of USAC contract reviews. Some of the inputs are subjective and based on our judgment regarding the outcome of certain variables and are subject to upward or downward adjustment in subsequent periods. Significant changes to our estimates could result in material changes to the revenues we have recorded and could have a material effect on our financial condition and results of operations.

  Allowance for Doubtful Receivables

  We maintain allowances for doubtful receivables for estimated losses resulting from the inability of our customers to make required payments. We also maintain an allowance for doubtful receivables based on notification that a customer may not have satisfactorily complied with rules necessary to obtain supplemental funding from USAC for services provided by us under our packaged communications offerings to rural hospitals, health clinics and school districts. We base our estimates on the aging of our accounts receivable balances, financial health of specific customers, regional economic data, changes in our collections process, regulatory requirements, and our customers' compliance with USAC rules. If the financial condition of our customers were to deteriorate or if they are unable to emerge from reorganization proceedings, resulting in an impairment of their ability to make payments, additional allowances may be required. If their financial condition improves, or they emerge successfully from reorganization proceedings, allowances may be reduced. Such allowance changes could have a material effect on our financial condition and results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)

  Impairment and Useful Lives of Intangible Assets

  We had $510.6 million of indefinite-lived intangible assets at December 31, 2014, consisting of goodwill of $229.6 million, cable certificates of $191.6 million, wireless licenses of $86.3 million, and broadcast licenses of $3.1 million. Our indefinite-lived intangible assets are tested annually for impairment during the fourth quarter and at any time upon the occurrence of certain events or substantive changes in circumstances that indicate the assets might be impaired.

  We are allowed to first assess qualitative factors ("Step Zero") to determine whether it is more likely than not that goodwill is impaired, however, we chose to assess goodwill for impairment using the traditional quantitative two-step process. The first step of the quantitative goodwill impairment test is used to identify potential impairment by comparing the fair value of a reporting unit with its carrying amount. To determine our reporting units, we evaluate the components one level below the segment level and we aggregate the components if they have similar economic characteristics. As a result of this assessment, our reporting units are the same as our two reportable segments. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test compares the implied fair value of the reporting unit's goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit's goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. The implied fair value of goodwill is determined in the same manner as the amount of goodwill that would be recognized in a business combination.

  We are allowed to perform a Step Zero analysis for our annual test over our indefinite-lived intangible assets other than goodwill. However, we chose to test for impairment using the traditional quantitative approach. The impairment test for identifiable indefinite-lived intangible assets other than goodwill consists of a comparison of the estimated fair value of the intangible asset with its carrying value. If the carrying value of the intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess.

  Goodwill represents the excess of cost over fair value of net assets acquired in connection with a business acquisition. We use an income approach to determine the fair value of our reporting units for purposes of our goodwill impairment test. In addition, a market-based approach is used where possible to corroborate the fair values determined by the income approach.

  Our cable certificates represent agreements with government entities to construct and operate a video business. The value of our cable certificates is derived from the economic benefits we receive from the right to solicit new customers and to market new services. The amount we have recorded for cable certificates is from cable system acquisitions. The cable certificates are valued under a direct discounted cash flow method whereby the cash flow associated with existing customers is isolated after appropriate contributory asset charges and then projected based on an analysis of customer churn and attrition characteristics.

  Our wireless licenses are from the FCC and give us the right to provide wireless service within a certain geographical area. The amount we have recorded is from acquisitions of wireless companies and auctions of wireless spectrum. We use comparable market transactions from recent FCC auctions, as appropriate, and a hypothetical build-up method to value our wireless licenses.

  Our broadcast licenses are from the FCC and give us the right to broadcast television stations within a certain geographical area. We used a hypothetical build-up method to value our broadcast licenses.

  The direct discounted cash flow, hypothetical build-up, and income approach valuation methods require us to make estimates and assumptions including projected cash flows, discount rate, customer churn, and customer behaviors and attrition. These estimates and assumptions could have

Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)

  a significant impact on whether an impairment charge is recognized and the magnitude of any such impairment charge. Fair value estimates are made at a specific point in time, based on relevant information. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates. Events and factors that may be out of our control that could affect the estimates include such things as competitive forces, customer behaviors, change in revenue growth trends, cost structures and technology, and changes in discount rates, performance compared to peers, material and ongoing negative economic trends, and specific industry or market sector conditions. We may also record impairments in the future if there are changes in long term market conditions, expected future operating results, or laws and regulations that may prevent us from recovering the carrying value of our indefinite-lived intangible assets .

  We have allocated all of the goodwill to our reporting units and based on our annual impairment test as of October 31, 2014, the fair value of each reporting unit exceeded the book value by a range between 25% and 26%, which we believe is a large margin. We believe none of our reporting units were close to failing step one of the goodwill impairment test.

  Based on our annual impairment test as of October 31, 2014, the fair value of our cable certificates exceeded the book value by 94% and $179.4 million, which we believe is a large margin. The fair value of our wireless licenses exceeded the book value by 11% and $9.7 million as of October 31, 2014, which we believe is a large margin.

  Valuation Allowance for Net Operating Loss Deferred Tax Assets

  Our income tax policy provides for deferred income taxes to show the effect of temporary differences between the recognition of revenue and expenses for financial and income tax reporting purposes and between the tax basis of assets and liabilities and their reported amounts in the financial statements. We have recorded deferred tax assets of $132.0 million associated with income tax net operating losses that were generated from 2000 to 2014, and that primarily expire from 2020 to 2034, and with charitable contributions that were converted to net operating losses in 2004 to 2007, 2013, and 2014 and that expire in 2024 to 2027, 2033, and 2034, respectively. We have recorded deferred tax assets of $1.7 million associated with alternative minimum tax credits that do not expire. Significant management judgment is required in developing our provision for income taxes, including the determination of deferred tax assets and liabilities and any valuation allowances that may be required against the deferred tax assets. We have not recorded a valuation allowance on the deferred tax assets as of December 31, 2014, based on management's belief that future reversals of existing temporary differences and estimated future taxable income exclusive of reversing temporary differences and carryforwards will, more likely than not, be sufficient to realize the benefit of these assets over time. In the event that actual results differ from these estimates or if our historical trends change, we may be required to record a valuation allowance on deferred tax assets, which could have a material adverse effect on our consolidated financial position or results of operations.

        Other significant accounting policies, not involving the same level of measurement uncertainties as those discussed above, are nevertheless important to an understanding of the financial statements. A complete discussion of our significant accounting policies can be found in note 1 in the accompanying "Notes to Consolidated Financial Statements."

Regulatory Developments

        See "Business—Regulation" for more information about regulatory developments affecting us.

Inflation

        We do not believe that inflation has a significant effect on our operations.

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholder
GCI, Inc.

        We have audited the accompanying consolidated balance sheets of GCI, Inc. (an Alaska corporation) and subsidiaries (the "Company") as of December 31, 2014 and 2013, and the related consolidated statements of income, stockholder's equity, and cash flows for each of the three years in the period ended December 31, 2014. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of GCI, Inc. and subsidiaries as of December 31, 2014 and 2013, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America.

/s/ GRANT THORNTON LLP

Anchorage, Alaska
March 5, 2015

GCI, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,
	2014	2013
	(Amounts in thousands)
ASSETS
Current assets:
Cash and cash equivalents	$15,402	44,971
Receivables (including $27,944 and $28,029 from a related party at December 31, 2014 and 2013, respectively)	212,441	228,372
Less allowance for doubtful receivables	4,542	2,346

Net receivables	207,899	226,026
Deferred income taxes	56,120	39,753
Inventories	17,032	10,347
Prepaid expenses	12,179	7,725
Other current assets	153	230

Total current assets	308,785	329,052
Property and equipment in service, net of depreciation	1,013,242	969,578
Construction in progress	99,240	87,476

Net property and equipment	1,112,482	1,057,054
Goodwill	229,560	219,041
Cable certificates	191,635	191,635
Wireless licenses	86,347	91,400
Other intangible assets, net of amortization	66,015	71,435
Deferred loan and senior notes costs, net of amortization of $8,644 and $6,545 at December 31, 2014 and 2013, respectively	10,949	12,129
Other assets	52,725	40,061

Total other assets	637,231	625,701

Total assets	$2,058,498	2,011,807

LIABILITIES AND STOCKHOLDER'S EQUITY
Current liabilities:
Current maturities of obligations under long-term debt and capital leases	$8,722	9,301
Accounts payable (including $7,447 and $11,221 to a related party at December 31, 2014 and 2013, respectively)	76,918	65,095
Accrued payroll and payroll related obligations	32,803	29,855
Deferred revenue	29,314	27,586
Accrued liabilities	14,457	14,359
Accrued interest	6,654	7,088
Subscriber deposits	1,212	1,326

Total current liabilities	170,080	154,610
Long-term debt, net	1,036,056	1,045,144
Obligations under capital leases, excluding current maturities	66,499	66,261
Obligation under capital lease due to related party, excluding current maturity	1,857	1,880
Deferred income taxes	187,872	161,476
Long-term deferred revenue	85,734	88,259
Other liabilities	43,178	36,823

Total liabilities	1,591,276	1,554,453
Commitments and contingencies
Stockholder's equity:
Class A common stock (no par). Authorized 10 shares; issued and outstanding 0.1 shares at December 31, 2014 and 2013	206,622	206,622
Paid-in capital	88,802	79,297
Retained deficit	(128,068)	(128,775)

Total GCI, Inc. stockholder's equity	167,356	157,144
Non-controlling interests	299,866	300,210

Total stockholder's equity	467,222	457,354

Total liabilities and stockholder's equity	$2,058,498	2,011,807

See accompanying notes to consolidated financial statements.

GCI, INC. AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENTS

YEARS ENDED DECEMBER 31, 2014, 2013, AND 2012

	2014	2013	2012
	(Amounts in thousands)
Revenues:
Non-related party	$850,656	782,971	710,181
Related party	59,542	28,677	—

Total revenues	910,198	811,648	710,181
Cost of goods sold (exclusive of depreciation and amortization shown separately below):
Non-related party	291,770	275,701	247,501
Related party	10,934	4,761	—

Total cost of goods sold	302,704	280,462	247,501
Selling, general and administrative expenses
Non-related party	289,674	268,026	241,079
Related party	3,973	3,039	2,169

Total selling, general and administrative expenses	293,647	271,065	243,248
Depreciation and amortization expense	170,285	147,259	130,452

Operating income	143,562	112,862	88,980
Other income (expense):
Interest expense (including amortization of deferred loan fees)	(72,496)	(69,725)	(67,747)
Other	(1,793)	(453)	17

Other expense, net	(74,289)	(70,178)	(67,730)

Income before income tax expense	69,273	42,684	21,250
Income tax expense	(10,029)	(10,957)	(12,088)

Net income	59,244	31,727	9,162
Net income (loss) attributable to non-controlling interests	51,687	22,321	(511)

Net income attributable to GCI, Inc.	$7,557	9,406	9,673

See accompanying notes to consolidated financial statements.

GCI, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY

YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

	Class A Common Stock	Paid-in Capital	Retained Deficit	Non- controlling Interests	Total Stockholder's Equity
	(Amounts in thousands)
Balances at January 1, 2012	$206,622	61,841	(112,781)	16,308	171,990
Net income (loss)	—	—	9,673	(511)	9,162
Distribution to General Communication, Inc.	—	—	(17,701)	—	(17,701)
Contribution from General Communication, Inc.	—	5,652	—	—	5,652
Investment by non-controlling interest	—	—	—	16,461	16,461
Other	—	—	(34)	—	(34)

Balances at December 31, 2012	206,622	67,493	(120,843)	32,258	185,530
Net income	—	—	9,406	22,321	31,727
Distribution to General Communication, Inc.	—	—	(17,338)	—	(17,338)
Contribution from General Communication, Inc.	—	11,804	—	—	11,804
Investment by non-controlling interest	—	—	—	267,642	267,642
Distribution to non-controlling interest	—	—	—	(22,011)	(22,011)

Balances at December 31, 2013	206,622	79,297	(128,775)	300,210	457,354
Net income	—	—	7,557	51,687	59,244
Distribution to General Communication, Inc.	—	—	(6,850)	—	(6,850)
Contribution from General Communication, Inc.	—	9,505	—	—	9,505
Distribution to non-controlling interest	—	—	—	(50,000)	(50,000)
Adjustment to investment by non-controlling interest	—	—	—	(2,131)	(2,131)
Other	—	—	—	100	100

Balances at December 31, 2014	$206,622	88,802	(128,068)	299,866	467,222

See accompanying notes to consolidated financial statements.

GCI, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

	2014	2013	2012
	(Amounts in thousands)
Cash flows from operating activities:
Net income	$59,244	31,727	9,162
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization expense	170,285	147,259	130,452
Share-based compensation expense	8,392	6,638	5,040
Deferred income tax expense	10,029	10,957	12,088
Other noncash income and expense items	9,933	5,231	6,644
Change in operating assets and liabilities	320	(42,178)	(10,610)

Net cash provided by operating activities	258,203	159,634	152,776
Cash flows from investing activities:
Purchases of property and equipment	(176,109)	(180,554)	(146,038)
Purchase of equity investments	(25,735)	—	—
Purchases of other assets and intangible assets	(11,018)	(6,027)	(6,152)
Proceeds from the sale of equity investments	6,180	—	—
Restricted cash	5,871	23,997	(25,244)
Purchase of businesses, net of cash received	(2,514)	(107,600)	(1,874)
Grant proceeds	1,136	2,405	10,403
Other	49	1,428	—

Net cash used in investing activities	(202,140)	(266,351)	(168,905)
Cash flows from financing activities:
Repayment of debt and capital lease obligations	(118,585)	(98,152)	(64,540)
Borrowing on Senior Credit Facility	89,000	261,000	70,000
Distribution to non-controlling interest	(50,000)	(17,845)	—
Net distribution to General Communication, Inc.	(6,384)	(12,680)	(17,666)
Borrowing of other long-term debt	421	1,770	4,729
Payment of debt issuance costs	(84)	(2,990)	—
Investment by non-controlling interests	—	—	16,461

Net cash provided by (used by) financing activities	(85,632)	131,103	8,984

Net increase (decrease) in cash and cash equivalents	(29,569)	24,386	(7,145)
Cash and cash equivalents at beginning of period	44,971	20,585	27,730

Cash and cash equivalents at end of period	$15,402	44,971	20,585

See accompanying notes to consolidated financial statements.

GCI, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(1)    Business and Summary of Significant Accounting Principles

  In the following discussion, GCI, Inc. ("GCI") and its direct and indirect subsidiaries are referred to as "we," "us" and "our."

  Basis of Presentation

  We were incorporated in Alaska in 1997 to affect the issuance of Senior Notes. As a wholly owned subsidiary of General Communication, Inc. ("GCI"), we received through our initial capitalization all ownership interests in subsidiaries previously held by GCI. The GCI and GCI, Inc. consolidated financial statements include substantially the same account activity.

  (a)
  Business

    We offer the following services primarily in Alaska:

      •
      Postpaid and prepaid wireless telephone services and sale of wireless telephone handsets and accessories,

      •
      Video services,

      •
      Internet access services,

      •
      Wholesale wireless, including postpaid and prepaid wireless plans for resale by other carriers and roaming for certain wireless carriers,

      •
      Origination and termination of wireline traffic for certain common carriers,

      •
      Local and long-distance telephone service,

      •
      Data network services,

      •
      Broadband services, including our SchoolAccess® offering to rural school districts, our ConnectMD® offering to rural hospitals and health clinics, and managed video conferencing,

      •
      Managed services to certain commercial customers,

      •
      Sales and service of dedicated communications systems and related equipment, and

      •
      Lease, service arrangements and maintenance of capacity on our fiber optic cable systems used in the transmission of services within Alaska and between Alaska and the remaining United States and foreign countries.

  (b)
  Basis of Presentation and Principles of Consolidation

    Our consolidated financial statements include the consolidated accounts of GCI, Inc. and its wholly owned subsidiaries, The Alaska Wireless Network, LLC ("AWN") of which we own a two-third interest and four variable interest entities ("VIEs") for which we are the primary beneficiary after providing certain loans and guarantees and have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). These VIEs are Terra GCI Investment Fund, LLC ("TIF"), Terra GCI 2 Investment Fund, LLC ("TIF 2"), Terra GCI 2-USB Investment Fund, LLC ("TIF 2-USB") and Terra GCI 3 Investment Fund, LLC ("TIF 3"). TIF became a VIE on August 30, 2011. TIF 2 and TIF 2-USB became VIEs on October 3, 2012. TIF 3 became a VIE on December 11, 2012.

GCI, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(1)    Business and Summary of Significant Accounting Principles (Continued)

    We also include in our consolidated financial statements non-controlling interests in consolidated subsidiaries for which our ownership is less than 100 percent. All significant intercompany transactions between non-regulated affiliates of our company are eliminated. Intercompany transactions generated between regulated and non-regulated affiliates of our company are not eliminated in consolidation.

  (c)
  Non-controlling Interests

    Non-controlling interests represent the equity ownership interests in consolidated subsidiaries not owned by us. Non-controlling interests are adjusted for contributions, distributions, and earnings (loss) attributable to the non-controlling interest partners of the consolidated entities. Income and loss is allocated to the non-controlling interests based on the respective partnership agreements.

  (d)
  Acquisitions

  AWN

    On July 22, 2013, we closed the transactions under the Asset Purchase and Contribution Agreement ("Wireless Agreement") and other related agreements entered into on June 4, 2012 by and among Alaska Communications Systems Group, Inc. ("ACS"), GCI, ACS Wireless, Inc., a wholly owned subsidiary of ACS, GCI Wireless Holdings, LLC, a wholly owned subsidiary of GCI, and AWN, pursuant to which the parties agreed to contribute the respective wireless network assets of GCI, ACS and their affiliates to AWN. AWN provides wholesale services to GCI and ACS. GCI and ACS use the AWN network in order to continue to sell services to their respective retail customers. GCI and ACS continue to compete against each other and other wireless providers in the retail wireless market.

    Under the terms of the Wireless Agreement, we contributed our wireless network assets and certain rights to use capacity to AWN. Additionally, ACS contributed its wireless network assets and certain rights to use capacity to AWN. As consideration for the contributed business assets and liabilities, ACS received $100.0 million in cash from GCI, a one-third ownership interest in AWN and entitlements to receive preferential cash distributions totaling $190.0 million over the first four years of AWN's operations ("Preference Period") contingent on the future cash flows of AWN. The preferential cash distribution is cumulative and may be paid beyond the Preference Period until the entire $190.0 million is paid. We expect ACS's preferential cash distributions to be higher than that which they would receive from their one-third interest. We received a two-third ownership interest in AWN, as well as entitlements to receive all remaining cash distributions after ACS's preferential cash distributions during the Preference Period. The distributions to each member are subject to adjustment based on the number of ACS and GCI wireless subscribers, with the aggregate adjustment capped at $21.8 million for each member over the Preference Period. Following the Preference Period, we and ACS will receive distributions proportional to our ownership interests.

    We accounted for the acquisition of AWN using the acquisition method of accounting for business combinations with GCI treated as the acquiring entity. Accordingly, the assets and liabilities contributed by ACS were recorded at estimated fair values as of July 23, 2013, using the acquisition method of accounting in accordance with Accounting Standards Codification ("ASC") 805, Business Combinations. We used a combination of the discounted cash flows

GCI, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(1)    Business and Summary of Significant Accounting Principles (Continued)

    and market method to value the wireless licenses. We used the cost approach to value the acquired fixed assets and rights to use capacity assets. We used a discounted cash flow method to determine the fair value of the non-controlling interest. The assets and liabilities contributed to AWN by GCI were measured at their carrying amount immediately prior to the contribution as GCI is maintaining control over the assets and liabilities.

    The following table summarizes the final purchase price and the estimated fair value of ACS's assets acquired and liabilities assumed, effective July 23, 2013 (amounts in thousands):

	Previously Reported	Adjustments	Final Purchase Price Allocation
Purchase price:
Cash consideration paid	$100,000	—	100,000
Fair value of the one-third ownership interest of AWN	267,642	(2,131)	265,511

Total purchase price	$367,642	(2,131)	365,511

Assets acquired and liabilities assumed:
Acquired assets
Current assets	$16,952	11	16,963
Property and equipment, including construction in progress	82,473	138	82,611
Goodwill	140,081	8,867	148,948
Wireless licenses	65,433	(5,053)	60,380
Rights to use capacity	52,636	(7,298)	45,338
Other assets	16,078	1,204	17,282
Fair value of liabilities assumed	(6,011)	—	(6,011)

Total fair value of assets acquired and liabilities assumed	$367,642	(2,131)	365,511

    We modified the initial preliminary AWN purchase price allocation during 2014 as noted in the table above due to additional information received from ACS related to the allocation of ACS' network contributed to AWN that impacted the estimated fair value.

    Goodwill in the amount of $148.9 million was recorded as a result of the acquisition and assigned to our Wireless segment. Goodwill is calculated as the excess of the consideration transferred over the net assets recognized and represents the estimated future economic benefits arising from other assets acquired that could not be individually identified and separately recognized. The goodwill is primarily the result of synergies expected from the combination. Other assets is primarily comprised of future capacity receivable.

    The acquisition resulted in additional revenues of $50.6 million for the year ended December 31, 2013. It is impracticable for us to determine the amount of earnings of the acquired business included in our Consolidated Income Statement for the year ended December 31, 2013, due to the significant transfer of personnel, fixed assets and other

GCI, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(1)    Business and Summary of Significant Accounting Principles (Continued)

    expenses into and between newly created and historical cost centers that has occurred subsequent to the acquisition.

    Unaudited pro forma financial information does not purport to be indicative of the actual results that would have occurred if the acquisition had actually been completed on January 1, 2012, nor is it necessarily indicative of the future revenue of the combined company. The following unaudited pro forma financial information is presented as if the acquisition occurred on January 1, 2012 (amounts in thousands):

	Years Ended December 31,
	2013	2012
	(unaudited)
Pro forma consolidated revenue	$897,270	848,676

    Supplemental pro forma earnings have not been provided as it would be impracticable due to the nature of GCI's and ACS's respective wireless operations prior to the business combination. GCI and ACS were unable to disaggregate the components of expenses related to their wireless operations contributed to AWN and thus the amounts would require estimates so significant that the resulting information would not be meaningful.

    Transaction costs of $1.8 million and $2.9 million were recorded in selling, general and administrative expense in the years ended December 31, 2013 and 2012, respectively.

    Denali Media Holdings

    Effective November 1, 2013 we closed the transactions under the asset purchase agreements, pursuant to which Denali Media Holdings, Corp., a wholly owned subsidiary of GCI, Inc., through its wholly owned subsidiaries, Denali Media Anchorage, Corp. and Denali Media Southeast, Corp., agreed to purchase three Alaska broadcast stations: CBS affiliate KTVA-TV of Anchorage and NBC affiliates KATH-TV in Juneau and KSCT-TV of Sitka, for a total of $7.6 million ("Media Agreements"). We accounted for the acquisitions using the acquisition method of accounting for business combinations with GCI treated as the acquiring entity. We consider these business combinations to be immaterial to our consolidated financial statements.

  (e)
  Recently Issued Accounting Pronouncements

    In May 2014, the Financial Accounting Standards Board issued Accounting Standards Update ("ASU") No. 2014-09, Revenue from Contracts with Customers, or ASU 2014-09. This new standard provides guidance for the recognition, measurement and disclosure of revenue resulting from contracts with customers and will supersede virtually all of the current revenue recognition guidance under GAAP. The standard is effective for the first interim period within annual reporting periods beginning after December 15, 2016. Early adoption is not permitted. The standard permits the use of either the retrospective or cumulative effect transition method. We are currently evaluating the impact of the provisions of this new standard on our financial position and results of operations.

GCI, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(1)    Business and Summary of Significant Accounting Principles (Continued)

  (f)
  Regulatory Accounting

    We account for the regulated operations of our incumbent local exchange carrier in accordance with the accounting principles for regulated enterprises. This accounting recognizes the economic effects of rate regulation by recording cost and a return on investment as such amounts are recovered through rates authorized by regulatory authorities. Accordingly, plant and equipment is depreciated over lives approved by regulators and certain costs and obligations are deferred based upon approvals received from regulators to permit recovery of such amounts in future years. Our cost studies and depreciation rates for our regulated operations are subject to periodic audits that could result in a change to recorded revenues.

  (g)
  Earnings per Common Share

    We are a wholly owned subsidiary of GCI and, accordingly, are not required to present earnings per share. Our common stock is not publicly traded.

  (h)
  Cash Equivalents

    Cash equivalents consist of certificates of deposit which have an original maturity of three months or less at the date acquired and are readily convertible into cash.

  (i)
  Accounts Receivable and Allowance for Doubtful Receivables

    Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful receivables is our best estimate of the amount of probable credit losses in our existing accounts receivable. We base our estimates on the aging of our accounts receivable balances, financial health of specific customers, regional economic data, changes in our collections process, regulatory requirements and our customers' compliance with Universal Service Administrative Company rules. We review our allowance for doubtful receivables methodology at least annually.

    Depending upon the type of account receivable our allowance is calculated using a pooled basis with an allowance for all accounts greater than 120 days past due or a specific identification method. When a specific identification method is used, potentially uncollectible accounts due to bankruptcy or other issues are reviewed individually for collectability. Account balances are charged off against the allowance when we feel it is probable the receivable will not be recovered. We do not have any off-balance-sheet credit exposure related to our customers.

  (j)
  Inventories

    Wireless handset inventories are stated at the lower of cost or market (net realizable value). Cost is determined using the average cost method. Handset costs in excess of the revenues generated from handset sales, or handset subsidies, are expensed at the time of sale. We do not recognize the expected handset subsidies prior to the time of sale because the promotional discount decision is made at the point of sale and/or because we expect to recover the handset subsidies through service revenue.

    Inventories of other merchandise for resale and parts are stated at the lower of cost or market. Cost is determined using the average cost method.

GCI, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(1)    Business and Summary of Significant Accounting Principles (Continued)

  (k)
  Property and Equipment

    Property and equipment is stated at cost. Construction costs of facilities are capitalized. Equipment financed under capital leases is recorded at the lower of fair market value or the present value of future minimum lease payments at inception of the lease. Construction in progress represents transmission equipment and support equipment and systems not placed in service on December 31, 2014, that management intends to place in service during 2015.

    Depreciation is computed using the straight-line method based upon the shorter of the estimated useful lives of the assets or the lease term, if applicable, in the following ranges:

Asset Category	Asset Lives
Telephony transmission equipment and distribution facilities	5 - 20 years
Fiber optic cable systems	15 - 25 years
Cable transmission equipment and distribution facilities	5 - 30 years
Support equipment and systems	3 - 20 years
Transportation equipment	5 - 13 years
Property and equipment under capital leases	12 - 20 years
Buildings	25 years
Customer premise equipment	2 - 20 years
Studio equipment	10 - 15 years

    Amortization of property and equipment under capital leases is included in Depreciation and Amortization Expense on the Consolidated Income Statements.

    Repairs and maintenance are charged to expense as incurred. Expenditures for major renewals and betterments are capitalized. Accumulated depreciation is removed and gains or losses are recognized at the time of sales or other dispositions of property and equipment.

  (l)
  Intangible Assets and Goodwill

    Goodwill, cable certificates (certificates of convenience and public necessity), wireless licenses and broadcast licenses are not amortized. Cable certificates represent certain perpetual operating rights to provide cable services. Wireless licenses represent the right to utilize certain radio frequency spectrum to provide wireless communications services. Broadcast licenses represent the right to broadcast television stations in certain areas. Goodwill represents the excess of cost over fair value of net assets acquired in connection with a business acquisition.

    All other amortizable intangible assets are being amortized over 2 to 20 year periods using the straight-line method.

  (m)
  Impairment of Intangibles, Goodwill, and Long-lived Assets

    Cable certificates, wireless licenses and broadcast licenses are treated as indefinite-lived intangible assets and are tested annually for impairment or more frequently if events and circumstances indicate that the asset might be impaired. We are allowed to assess qualitative factors ("Step Zero") in our annual test over our indefinite-lived intangible assets other than goodwill. The impairment test for identifiable indefinite-lived intangible assets other than

GCI, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(1)    Business and Summary of Significant Accounting Principles (Continued)

    goodwill consists of a comparison of the estimated fair value of the intangible asset with its carrying value. If the carrying value of the intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess. After an impairment loss is recognized, the adjusted carrying amount of the asset becomes its new accounting basis. Impairment testing of our cable certificate and wireless license assets as of October 31, 2014 and 2013, used a direct discounted cash flow method. Impairment testing of our broadcast license assets as of October 31, 2014 used a direct discounted cash flow method. We did not perform an impairment test on our broadcast license assets during 2013 since we acquired them in November 2013 when we acquired the television stations pursuant to the Media Agreements. This approach requires us to make estimates and assumptions including projected cash flows and discount rates. These estimates and assumptions could have a significant impact on whether an impairment charge is recognized and also the magnitude of any such impairment charge.

    Our goodwill is tested annually for impairment, and is tested for impairment more frequently if events and circumstances indicate that the assets might be impaired. In our annual test of goodwill, we are allowed to use Step Zero to determine whether it is more likely than not that goodwill is impaired. We chose not to apply Step Zero and chose to test for goodwill impairment using the traditional quantitative two-step process. The first step of the quantitative goodwill impairment test is used to identify potential impairment by comparing the fair value of a reporting unit with its carrying amount. To determine our reporting units, we evaluate the components one level below the segment level and we aggregate the components if they have similar economic characteristics. As a result of this assessment, our reporting units are the same as our two reportable segments. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test compares the implied fair value of the reporting unit's goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit's goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. The implied fair value of goodwill is determined in the same manner as the amount of goodwill that would be recognized in a business combination. We use an income approach to determine the fair value of our reporting units for purposes of our goodwill impairment test. In addition, a market-based approach is used where possible to corroborate the fair values determined by the income approach. The income approach requires us to make estimates and assumptions including projected cash flows and discount rates. These estimates and assumptions could have a significant impact on whether an impairment charge is recognized and also the magnitude of any such impairment charge.

    We completed our annual review and no impairment charge was recorded for the years ended December 31, 2014, 2013 and 2012.

    Long-lived assets, such as property, plant, and equipment, and purchased intangibles subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. Recoverability of an asset group to be held and used is measured by a comparison of the carrying amount of an asset group to estimated undiscounted future cash flows expected to be generated by the asset group. If the carrying amount of an asset group exceeds its estimated undiscounted future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset group exceeds the fair value of the asset group.

GCI, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(1)    Business and Summary of Significant Accounting Principles (Continued)

  (n)
  Amortization and Write-off of Loan Fees

    Debt issuance costs are deferred and amortized using the effective interest method. If a refinancing or amendment of a debt instrument is a substantial modification, all or a portion of the applicable debt issuance costs are written off. If a debt instrument is repaid prior to the maturity date we will write-off a proportional amount of debt issuance costs.

  (o)
  Other Assets

    Other Assets primarily include future capacity receivable, broadcast licenses, equity investments that are accounted for using the equity or cost method, restricted cash, long-term deposits, prepayments, and non-trade accounts receivable.

    Under the terms of the Wireless Agreement, we acquired from ACS the rights to use additional network capacity which we may draw down in the future. The applicable portion of the future capacity receivable asset will be reclassified to the rights to use capacity asset when the capacity is placed in service and amortized using the straight-line method over the remaining 20 year period.

  (p)
  Investments

    We hold investments in equity method and cost method investees. Investments in equity method investees are those for which we have the ability to exercise significant influence but do not control and are not the primary beneficiary. Significant influence typically exists if we have a 20% to 50% ownership interest in the venture unless persuasive evidence to the contrary exists. Under this method of accounting, we record our proportionate share of the net earnings or losses of equity method investees and a corresponding increase or decrease to the investment balances. Cash payments to equity method investees such as additional investments, loans and advances and expenses incurred on behalf of investees, as well as payments from equity method investees such as dividends, distributions and repayments of loans and advances are recorded as adjustments to investment balances. Investments in entities in which we have no control or significant influence are accounted for under the cost method.

    We review our investment portfolio each reporting period to determine whether there are identified events or circumstances that would indicate there is a decline in the fair value that would be considered other than temporary. We recorded no impairment charges to equity method or cost method investments for the years ended December 31, 2014, 2013 and 2012.

  (q)
  Asset Retirement Obligations

    We record the fair value of a liability for an asset retirement obligation in the period in which it is incurred in Other Liabilities on the Consolidated Balance Sheets. When the liability is initially recorded, we capitalize a cost by increasing the carrying amount of the related long-lived asset. In periods subsequent to initial measurement, changes in the liability for an asset retirement obligation resulting from revisions to either the timing or the amount of the original estimate of undiscounted cash flows are recognized. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, we either settle the obligation for its recorded amount or incur a gain or loss upon settlement.

GCI, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(1)    Business and Summary of Significant Accounting Principles (Continued)

    The majority of our asset retirement obligations are the estimated cost to remove telephony transmission equipment and support equipment from leased property. Following is a reconciliation of the beginning and ending aggregate carrying amounts of our liability for asset retirement obligations (amounts in thousands):

Balance at December 31, 2012	$16,280
Liability incurred	5,292
Additions upon the close of AWN	5,218
Accretion expense	77
Liability settled	(65)

Balance at December 31, 2013	26,802
Liability incurred	4,268
Accretion expense	1,249
Revision in estimate	(355)
Liability settled	(24)

Balance at December 31 2014	$31,940

    During the years ended December 31, 2014 and 2013, we recorded additional capitalized costs of $4.3 million and $10.5 million, respectively, in Property and Equipment in Service, Net of Depreciation.

    Certain of our network facilities are on property that requires us to have a permit and the permit contains provisions requiring us to remove our network facilities in the event the permit is not renewed. We expect to continually renew our permits and therefore cannot estimate any liabilities associated with such agreements. A remote possibility exists that we would not be able to successfully renew a permit, which could result in us incurring significant expense in complying with restoration or removal provisions.

  (r)
  Revenue Recognition

    All revenues are recognized when the earnings process is complete. Revenue recognition is as follows:

      •
      Revenues generated from long-distance service usage and plan fees, Internet service excess usage, and managed services are recognized when the services are provided,

      •
      We recognize unbilled revenues when the service is provided based upon minutes of use processed, and/or established rates, net of credits and adjustments,

      •
      Video service package fees, local access and Internet service plan fees, and data network revenues are billed in advance, recorded as Deferred Revenue on the balance sheet, and are recognized as the associated service is provided,

      •
      Certain of our wireless services offerings have been determined to be revenue arrangements with multiple deliverables. Revenues are recognized as each element is earned based on objective evidence regarding the relative fair value of each element and when there are no undelivered elements that are essential to the functionality of the delivered elements. Revenues generated from wireless service usage and plan fees

GCI, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(1)    Business and Summary of Significant Accounting Principles (Continued)

        are recognized when the services are provided. Revenues generated from the sale of wireless handsets and accessories are recognized when the amount is known and title to the handset and accessories passes to the customer. As the non-refundable, up-front activation fee charged to the customer does not meet the criteria as a separate unit of accounting, we allocate the additional arrangement consideration received from the activation fee to the handset (the delivered item) to the extent that the aggregate handset and activation fee proceeds do not exceed the fair value of the handset. Any activation fees not allocated to the handset would be deferred upon activation and recognized as service revenue on a straight-line basis over the expected customer relationship period,

      •
      The majority of our equipment sale transactions involve the sale of communications equipment with no other services involved. Such equipment is subject to standard manufacturer warranties and we do not manufacture any of the equipment we sell. In such instances, the customer takes title to the equipment generally upon delivery. We recognize revenue for such transactions when title passes to the customer and the revenue is earned and realizable. On certain occasions we enter into agreements to sell and satisfactorily install or integrate telecommunications equipment for a fixed fee. Customers may have refund rights if the installed equipment does not meet certain performance criteria. We defer revenue recognition until we have received customer acceptance per the contract or agreement, and all other required revenue recognition elements have been achieved. Revenues from contracts with multiple element arrangements, such as those including installation and integration services, are recognized as each element is earned based on objective evidence regarding the relative fair value of each element and when there are no undelivered elements that are essential to the functionality of the delivered elements,

      •
      Technical services revenues are derived primarily from maintenance contracts on equipment and are recognized on a prorated basis over the term of the contracts,

      •
      We account for fiber capacity Indefeasible Right to Use ("IRU") agreements as an operating lease or service arrangement and we defer the revenue and recognize it ratably over the life of the IRU or as service is rendered,

      •
      Access revenue is recognized when earned. We participate in access revenue pools with other telephone companies. Such pools are funded by toll revenue and/or access charges regulated by the Regulatory Commission of Alaska ("RCA") within the intrastate jurisdiction and the Federal Communications Commission ("FCC") within the interstate jurisdiction. Much of the interstate access revenue is initially recorded based on estimates. These estimates are derived from interim financial information, available separation studies and the most recent information available about achieved rates of return. These estimates are subject to adjustment in future accounting periods as additional information becomes available. To the extent that a dispute arises over revenue settlements, our policy is to defer revenue recognition until the dispute is resolved,

GCI, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(1)    Business and Summary of Significant Accounting Principles (Continued)

      •
      We receive grant revenue for the purpose of building communication infrastructure in rural areas. We defer the revenue and recognize it over the life of the asset that was constructed using grant funds.

      •
      We pay cash incentives to ACS when wireless handsets are sold to their retail wireless customers and this incentive is recorded as an offset to revenue, and

      •
      Other revenues are recognized when the service is provided.

    As an Eligible Telecommunications Carrier ("ETC"), we receive support from the Universal Service Fund ("USF") to support the provision of wireline local access and wireless service in high cost areas. In November 2011, the FCC published a final rule that segregated the support methodology for Remote and Urban areas in Alaska.

    Remote High Cost Support

    Remote high cost support is based upon the 2011 support disbursed to Competitive Eligible Telecommunications Carriers ("CETCs") ("Statewide Support Cap") providing supported services in Remote Alaska, except AT&T. On January 1, 2012, the per-line rates paid in the Remote areas were frozen by the USF and cannot exceed $250 per line per month on a study area basis. Line count growth that causes support to exceed the Statewide Support Cap triggers a pro rata support payment reduction to all subject Alaska CETCs until the support is reduced to the Statewide Support Cap amount.

    We accrue estimated program revenue based on current line counts and the frozen per-line rates, reduced as needed by our estimate of the impact of the Statewide Support Cap. When determining the estimated program revenue accrual, we also consider our assessment of the impact of current FCC regulations and of the potential outcome of FCC proceedings. Our estimated accrued revenue is subject to our judgment regarding the outcome of many variables and is subject to upward or downward adjustment in subsequent periods.

    Additionally, the FCC determined that Remote support will continue to be based on line counts (subject to the Statewide Support Cap) until the last full month prior to the implementation of a successor funding mechanism. A further rulemaking to consider successor funding mechanisms is underway.

    Urban High Cost Support

    Urban high cost support payments are frozen at the monthly average of the subject CETC's 2011 annual support and are not dependent upon line counts. A 20% annual phase down commenced July 1, 2012.

    The phase down has been capped at 60% and the subject CETCs will continue to receive annual support payments at the 60% level until a successor funding mechanism is implemented. A further rulemaking to consider successor funding mechanisms is underway and once a new funding mechanism is in place the phase down will restart the annual 20% decrease until no support is paid.

    We apply the proportional performance revenue recognition method to account for the impact of the declining payments while our level of service provided and associated costs remain

GCI, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(1)    Business and Summary of Significant Accounting Principles (Continued)

    constant. Included in the calculation are the scheduled Urban high cost support payments from October 2011 through July 2017 net of our Urban accounts receivable balance at September 30, 2011. An equal amount of this result is recognized as Urban support revenue each period.

    For both Remote and Urban high cost support revenue, our ability to collect our accrued USF support is contingent upon continuation of the USF program and upon our eligibility to participate in that program, which are subject to change by future regulatory, legislative or judicial actions. We adjust revenue and the account receivable in the period the FCC makes a program change or we assess the likelihood that such a change has increased or decreased revenue. We do not recognize revenue related to a particular service area until our ETC status has been approved by the RCA.

    We recorded high cost support revenue under the USF program of $66.7 million, $55.6 million and 42.8 million for the years ended December 31, 2014, 2013 and 2012, respectively. At December 31, 2014, we have $47.0 million in high cost accounts receivable.

  (s)
  Advertising Expense

    We expense advertising costs in the period during which the first advertisement appears. Advertising expenses were $5.7 million, $5.2 million and $4.9 million for the years ended December 31, 2014, 2013 and 2012, respectively.

  (t)
  Leases

    Scheduled operating lease rent increases are amortized over the expected lease term on a straight-line basis. Rent holidays are recognized on a straight-line basis over the operating lease term (including any rent holiday period).

    Leasehold improvements are amortized over the shorter of their economic lives or the lease term. We may amortize a leasehold improvement over a term that includes assumption of a lease renewal if the renewal is reasonably assured. Leasehold improvements acquired in a business combination are amortized over the shorter of the useful life of the assets or a term that includes required lease periods and renewals that are deemed to be reasonably assured at the date of acquisition. Leasehold improvements that are placed in service significantly after and are not contemplated at or near the beginning of the lease term are amortized over the shorter of the useful life of the assets or a term that includes required lease periods and renewals that are deemed to be reasonably assured at the date the leasehold improvements are purchased. Leasehold improvements made by us and funded by landlord incentives or allowances under an operating lease are recorded as deferred rent and amortized as reductions to lease expense over the lease term.

  (u)
  Interest Expense

    Material interest costs incurred during the construction period of non-software capital projects are capitalized. Interest costs incurred during the development period of a software capital project are capitalized. Interest is capitalized in the period commencing with the first expenditure for a qualifying capital project and ending when the capital project is substantially complete and ready for its intended use. We capitalized interest costs of $3.6 million,

GCI, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(1)    Business and Summary of Significant Accounting Principles (Continued)

    $4.6 million and $2.8 million during the years ended December 31, 2014, 2013 and 2012, respectively.

  (v)
  Income Taxes

    GCI, Inc., as a wholly owned subsidiary and member of the GCI controlled group of corporations, files its income tax returns as part of the consolidated group of corporations under GCI. Accordingly, all discussions regarding income taxes reflect the consolidated group's activity. Our income tax expense and deferred income tax assets and liabilities are presented herein using the separate-entity method.

    Income taxes are accounted for using the asset and liability method. Deferred tax assets and liabilities are recognized for their future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable earnings in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is recognized if it is more likely than not that some portion or the entire deferred tax asset will not be realized.

  (w)
  Comprehensive Income

    Total comprehensive income was equal to net income during the years ended December 31, 2014, 2013 and 2012.

  (x)
  Share-based Payment Arrangements

    Compensation expense is recognized in the financial statements for share-based awards based on the grant date fair value of those awards. Share-based compensation expense includes an estimate for pre-vesting forfeitures and is recognized over the requisite service periods of the awards on a straight-line basis, which is generally commensurate with the vesting term.

    We are required to report the benefits associated with tax deductions in excess of recognized compensation cost as a financing cash flow rather than as an operating cash flow.

  (y)
  Use of Estimates

    The preparation of financial statements in conformity with GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant items subject to estimates and assumptions include the allowance for doubtful receivables, unbilled revenues, accrual of the USF high cost Remote area program support, share-based compensation, inventory at lower of cost or market, reserve for future customer credits, liability for incurred but not reported medical insurance claims, valuation allowances for deferred income tax assets, depreciable and amortizable lives of assets, the carrying value of long-lived assets including goodwill, cable certificates, wireless and broadcast licenses, our effective tax rate, purchase price allocations, deferred lease expense, asset retirement obligations, the accrual of Cost of Goods Sold, depreciation and the accrual of contingencies and litigation. Actual results could differ from those estimates.

GCI, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(1)    Business and Summary of Significant Accounting Principles (Continued)

    The accounting estimates related to revenues from the USF high cost Remote area program are dependent on various inputs including our estimate of the Statewide Support Cap, our assessment of the impact of new FCC regulations, and the potential outcome of FCC proceedings. These inputs are subjective and based on our judgment regarding the outcome of certain variables and are subject to upward or downward adjustment in subsequent periods.

  (z)
  Concentrations of Credit Risk

    Financial instruments that potentially subject us to concentrations of credit risk are primarily cash and cash equivalents and accounts receivable. Excess cash is invested in high quality short-term liquid money instruments. December 31, 2014, and 2013, substantially all of our cash and cash equivalents were invested in short-term liquid money instruments and the balances were in excess of Federal Deposit Insurance Corporation insured limits.

    We have one major customer for the year ended December 31, 2014, see Note 10, "Industry Segment Data" below. Our remaining customers are located primarily throughout Alaska. Because of this geographic concentration, our growth and operations depend upon economic conditions in Alaska.

  (aa)
  Software Capitalization Policy

    Internally used software, whether purchased or developed, is capitalized and amortized using the straight-line method over an estimated useful life of five years. We capitalize certain costs associated with internally developed software such as payroll costs of employees devoting time to the projects and external direct costs for materials and services. Costs associated with internally developed software to be used internally are expensed until the point the project has reached the development stage. Subsequent additions, modifications or upgrades to internal-use software are capitalized only to the extent that they allow the software to perform a task it previously did not perform. Software maintenance and training costs are expensed in the period in which they are incurred. The capitalization of software requires judgment in determining when a project has reached the development stage.

  (bb)
  Guarantees

    Certain of our customers have guaranteed levels of service. If an interruption in service occurs we do not recognize revenue for any portion of the monthly service fee that will be refunded to the customer or not billed to the customer due to these service level agreements.

    Additionally, we have provided certain guarantees to U.S. Bancorp Community Development Corporation ("US Bancorp"), our tax credit investor in our four VIEs. We have guaranteed the delivery of $56.0 million of New Markets Tax Credits ("NMTC") to US Bancorp, as well as certain loan and management fee payments between our subsidiaries and the VIEs, for which we are the primary beneficiary. In the event that the tax credits are not delivered or certain payments not made, we are obligated to provide prompt and complete payment of these obligations. Please refer to Note 12, Variable Interest Entities, below, for more information about our NMTC transactions.

GCI, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(1)    Business and Summary of Significant Accounting Principles (Continued)

  (cc)
  Classification of Taxes Collected from Customers

    We report sales, use, excise, and value added taxes assessed by a governmental authority that is directly imposed on a revenue-producing transaction between us and a customer on a net basis in our Consolidated Income Statements. The following are certain surcharges reported on a gross basis in our Consolidated Income Statements (amounts in thousands):

	Years Ended December 31,
	2014	2013	2012
Surcharges reported gross	$4,252	4,644	5,401
  (dd)
  Reclassifications

    Reclassifications have been made to the prior years' consolidated financial states to conform to classifications used in the current year.

(2)    Consolidated Statements of Cash Flows Supplemental Disclosures

  Changes in operating assets and liabilities consist of (amounts in thousands):

Year ended December 31,	2014	2013	2012
(Increase) decrease in accounts receivable, net	$15,357	(68,360)	(9,386)
(Increase) decrease in prepaid expenses	(4,454)	672	(350)
(Increase) decrease in inventories	(6,631)	1,751	(4,576)
Decrease in other current assets	88	1,448	1,953
(Increase) decrease in other assets	(878)	(1,459)	1,236
Increase (decrease) in accounts payable	(4,648)	15,334	3,085
Increase in deferred revenues	1,728	2,368	3,215
Increase (decrease) in accrued payroll and payroll related obligations	2,997	10,263	(2,750)
Increase (decrease) in accrued liabilities	(242)	(883)	3,043
Increase (decrease) in accrued interest	(434)	302	106
Increase (decrease) in subscriber deposits	(114)	(40)	116
Decrease in long-term deferred revenue	(4,163)	(3,554)	(5,001)
Increase (decrease) in components of other long-term liabilities	1,714	(20)	(1,301)

Total change in operating assets and liabilities	$320	(42,178)	(10,610)

  The following items are for the years ended December 31, 2014, 2013 and 2012 (amounts in thousands):

	2014	2013	2012
Net cash paid or received:
Interest paid, net of amounts capitalized	$74,618	71,749	69,083

GCI, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(2)    Consolidated Statements of Cash Flows Supplemental Disclosures (Continued)

  The following items are non-cash investing and financing activities for the years ended December 31, 2014, 2013 and 2012 (amounts in thousands):

	2014	2013	2012
Non-cash additions for purchases of property and equipment	$42,958	17,230	9,010
Capital lease obligation incurred	$9,386	—	—
Asset retirement obligation additions to property and equipment	$4,268	5,292	660
Accrued distribution to non-controlling interest	$4,167	4,167	—
Deferred compensation distribution denominated in shares	$617	621	511
Net assets acquired with equity in AWN (see Note 1(d))	$—	267,642	—

(3)    Receivables and Allowance for Doubtful Receivables

  Receivables consist of the following at December 31, 2014 and 2013 (amounts in thousands):

	2014	2013
Trade	$209,811	225,689
Employee	801	1,037
Other	1,829	1,646

Total receivables	$212,441	228,372

  As described in Note 1(r), Revenue Recognition, we receive support from each of the various USF programs: high cost, low income, rural health care, and schools and libraries. This support was 19%, 18%, and 18% of our revenue for the years ended December 31, 2014, 2013 and 2012, respectively. We had USF net receivables of $109.6 million and $124.3 million at December 31, 2014 and 2013, respectively.

  Changes in the allowance for doubtful receivables during the years ended December 31, 2014, 2013 and 2012 are summarized below (amounts in thousands):

		Additions		Deductions
Description	Balance at beginning of year	Charged to costs and expenses	Charged to other accounts	Write-offs net of recoveries	Balance at end of year
December 31, 2014	$2,346	3,994	—	1,798	4,542

December 31, 2013	$3,215	2,370	(446)	2,793	2,346

December 31, 2012	$5,796	3,649	(2,261)	3,969	3,215

  In 2012 we received notice that a 2010 appeal of a decision impacting our Rural Health Care Division support was successful and received payment of $1.6 million. The original reserve was recorded by reducing revenue therefore we recognized revenue and reduced our allowance upon

GCI, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(3)    Receivables and Allowance for Doubtful Receivables (Continued)

  winning the appeal and this amount is included in Additions—Charged to other accounts, during the year ended December 31, 2012.

(4)    Net Property and Equipment in Service

  Net property and equipment in service consists of the following at December 31, 2014 and 2013 (amounts in thousands):

	2014	2013
Land and buildings	$100,038	69,984
Telephony transmission equipment and distribution facilities	1,189,470	1,085,963
Cable transmission equipment and distribution facilities	193,832	177,410
Studio equipment	14,396	12,680
Support equipment and systems	270,629	245,301
Transportation equipment	15,667	13,619
Customer premise equipment	153,039	149,372
Fiber optic cable systems	305,200	299,525

	2,242,271	2,053,854
Less accumulated depreciation	1,178,982	1,042,724
Less accumulated amortization	50,047	41,552

Net property and equipment in service	$1,013,242	969,578

Property and equipment under capital leases	$112,495	104,251

(5)    Intangible Assets and Goodwill

  As of October 31, 2014, cable certificates, wireless licenses, broadcast licenses and goodwill were tested for impairment and the fair values were greater than the carrying amounts, therefore these intangible assets were determined not to be impaired at December 31, 2014. The remaining useful lives of our cable certificates, wireless licenses, broadcast licenses and goodwill were evaluated as of October 31, 2014, and events and circumstances continue to support an indefinite useful life. There are no indicators of impairment of our intangible assets subject to amortization as of December 31, 2014.

  Other Intangible Assets subject to amortization include the following at December 31, 2014 and 2013 (amounts in thousands):

	2014	2013
Software license fees	$52,683	41,804
Rights to use	48,283	55,407
Customer relationships	3,226	3,036
Right-of-way	783	783

	104,975	101,030
Less accumulated amortization	38,960	29,595

Net other intangible assets	$66,015	71,435

GCI, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(5)    Intangible Assets and Goodwill (Continued)

  Under the terms of the Wireless Agreement, we acquired from ACS rights to use capacity on its network and the associated maintenance on this network capacity for 20 years.

  Changes in Goodwill and Other Intangible Assets are as follows (amounts in thousands):

	Goodwill	Other Intangible Assets
Balance at December 31, 2012	$77,294	16,560
Goodwill addition from AWN acquisition—Wireless Segment	140,080	—
Goodwill addition from Denali Media acquisitions—Wireline Segment	1,667	—
Asset additions	—	61,919
Less amortization expense	—	7,044

Balance at December 31, 2013	219,041	71,435
AWN purchase price adjustment—Wireless Segment	8,866	(7,298)
Goodwill addition from acquisitions—Wireline Segment	1,653	—
Asset additions	—	11,593
Less amortization expense	—	9,715

Balance at December 31, 2014	$229,560	66,015

  Amortization expense for amortizable intangible assets for the years ended December 31, 2014, 2013 and 2012 follow (amounts in thousands):

	Years Ended December 31,
	2014	2013	2012
Amortization expense	$9,715	7,044	5,227

  Amortized intangible assets are definite-life assets, and as such, we record amortization expense based on a method that most appropriately reflects our expected cash flows from these assets. Intangible assets that have finite useful lives are amortized over their useful lives using the straight-line method with a weighted-average life of 15.3 years.

  Amortization expense for amortizable intangible assets for each of the five succeeding fiscal years is estimated to be (amounts in thousands):

Years Ending December 31,
2015	$9,261
2016	$7,468
2017	$5,227
2018	$3,730
2019	$2,890

GCI, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(6)    Long-Term Debt

  Long-term debt consists of the following at December 31, 2014 and 2013 (amounts in thousands):

	2014	2013
2021 Notes(a)	$325,000	325,000
2019 Notes(b)	425,000	425,000
Senior Credit Facility(c)	279,000	261,000
Wells Fargo note payable(d)	9,767	—
Rural Utilities Service ("RUS") debt(e)	29	39,425

Debt	1,038,796	1,050,425
Less unamortized discount paid on the 2019 Notes	2,118	2,445
Less current portion of long-term debt	622	2,836

Long-term debt, net	$1,036,056	1,045,144

(a)
We pay interest of 6.75% on notes that are due in 2021 ("2021 Notes"). The 2021 Notes are senior unsecured obligations which rank equally in right of payment with our existing and future senior unsecured debt, including our 2019 Notes, and senior in right of payment to all future subordinated indebtedness.

  The 2021 Notes are not redeemable prior to June 1, 2016. At any time on or after June 1, 2016, the 2021 Notes are redeemable at our option, in whole or in part, on not less than thirty nor more than sixty days' notice, at the following redemption prices (expressed as percentages of principal amount), plus accrued and unpaid interest (if any) to the date of redemption:

If redeemed during the twelve month period commencing June 1 of the year indicated:	Redemption Price
2016	103.375%
2017	102.250%
2018	101.125%
2019 and thereafter	100.000%

  The 2021 Notes mature on June 1, 2021. Semi-annual interest payments are payable on June 1 and December 1.

  The 2021 Notes were issued pursuant to an Indenture, dated as of May 20, 2011, between us and Union Bank, N.A., as trustee.

  We are not required to make mandatory sinking fund payments with respect to the 2021 Notes.

  Upon the occurrence of a change of control, each holder of the 2021 Notes will have the right to require us to purchase all or any part (equal to $1,000 or an integral multiple thereof, except that no 2021 Note will be purchased in part if the remaining portion thereof would not be at least $2,000) of such holder's 2021 Notes at a purchase price equal to 101% of the principal amount of such 2021 Notes, plus accrued and unpaid interest on such 2021 Notes, if any. If we or certain of our subsidiaries engage in asset sales, we must generally either invest the net cash proceeds from such sales in our business within a period of time, prepay debt under any outstanding credit facility, or make an offer to purchase a principal amount of the 2021 Notes equal to the excess net

GCI, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(6)    Long-Term Debt (Continued)

  cash proceeds, with the purchase price equal to 100% of their principal amount, plus accrued and unpaid interest, if any.

  The terms of the Indenture include customary affirmative and negative covenants and customary events of default. At any time after the occurrence and during the continuation of an event of default under the Indenture, the trustee or holders of not less than 25% in aggregate principal amount of the 2021 Notes may, among other options, declare the 2021 Notes immediately due and payable.

  We paid closing costs totaling $3.6 million in connection with the offering, which were recorded as deferred loan costs and are being amortized over the term of the 2021 Notes.

  We were in compliance with all 2021 Notes loan covenants at December 31, 2014.

(b)
We pay interest of 8.63% on notes that are due in 2019 ("2019 Notes"). The 2019 Notes are senior unsecured obligations which rank equally in right of payment with the existing and future senior unsecured debt, including our 2021 Notes described previously, and senior in right of payment to all future subordinated indebtedness. The 2019 Notes are carried on our Consolidated Balance Sheets net of the unamortized portion of the discount, which is being amortized to Interest Expense over the term of the 2019 Notes using the effective interest method and an effective interest rate of 9.09%.

  The 2019 Notes are redeemable at our option, in whole or in part, on not less than thirty days nor more than sixty days notice, at the following redemption prices (expressed as percentages of principle amount), plus accrued and unpaid interest (if any) to the date of redemption:

If redeemed during the twelve month period commencing November 15 of the year indicated:	Redemption Price
2014	104.313%
2015	103.000%
2016	101.438%
2017 and thereafter	100.000%

  The 2019 Notes mature on November 15, 2019. Semi-annual interest payments are payable on May 15 and November 15 of each year.

  The 2019 Notes were issued pursuant to an Indenture, dated as of November 3, 2009, between us and Union Bank, N.A., as trustee.

  We are not required to make mandatory sinking fund payments with respect to the 2019 Notes.

  Upon the occurrence of a change of control, each holder of the 2019 Notes will have the right to require us to purchase all or any part (equal to $1,000 or an integral multiple thereof, except that no 2019 Note will be purchased in part if the remaining portion thereof would not be at least $2,000) of such holder's 2019 Notes at a purchase price equal to 101% of the principal amount of such 2019 Notes, plus accrued and unpaid interest on such 2019 Notes, if any. If we or certain of our subsidiaries engage in asset sales, we must generally either invest the net cash proceeds from such sales in our business within a period of time, prepay debt under any outstanding credit facility, or make an offer to purchase a principal amount of the 2019 Notes equal to the excess net

GCI, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(6)    Long-Term Debt (Continued)

  cash proceeds, with the purchase price equal to 100% of their principal amount, plus accrued and unpaid interest, if any.

  The terms of the Indenture include customary affirmative and negative covenants and customary events of default. At any time after the occurrence and during the continuation of an event of default under the Indenture, the trustee or holders of not less than 25% in aggregate principal amount of the 2019 Notes may, among other options, declare the 2019 Notes immediately due and payable.

  We paid closing costs totaling $9.4 million in connection with the offering, which were recorded as deferred loan costs and are being amortized over the term of the 2019 Notes.

  We were in compliance with all 2019 Notes loan covenants at December 31, 2014.

(c)
GCI Holdings, Inc. ("GCI Holdings"), our wholly owned subsidiary, has a credit facility with Credit Agricole Corporate and Investment Bank, as administrative agent ("Senior Credit Facility"). The Senior Credit Facility provides up to $240.0 million in delayed draw term loans and a $150.0 million revolving credit facility.

  The interest rate on our Senior Credit Facility is London Interbank Offered Rate ("LIBOR") plus the following Applicable Margin set forth opposite each applicable Total Leverage Ratio below.

Total Leverage Ratio (as defined)	Applicable Margin
>=5.5	3.00%
>=5.0 but <5.5	2.75%
>=4.5 but <5.0	2.50%
>=4.0 but <4.5	2.25%
<4.0	2.00%

  Borrowings under the Senior Credit Facility are subject to certain financial covenants and restrictions on indebtedness. Our Senior Credit Facility Total Leverage Ratio (as defined) may not exceed 5.95 to one; the Senior Leverage Ratio (as defined) may not exceed 3.00 to one; and our Interest Coverage Ratio (as defined) must not be less than 2.50 to one at any time.

  The terms of the Senior Credit Facility include customary representations and warranties, customary affirmative and negative covenants and customary events of default. At any time after the occurrence of an event of default under the Senior Credit Facility, the lenders may, among other options, declare any amounts outstanding under the Senior Credit Facility immediately due and payable and terminate any commitment to make further loans under the Senior Credit Facility. The obligations under the Senior Credit Facility are secured by a security interest on substantially all of the assets of GCI Holdings, Inc. and the subsidiary guarantors, as defined in the Senior Credit Facility, and on the stock of GCI Holdings, Inc.

  On April 30, 2013, we modified our then existing Senior Credit Facility resulting in a $0.1 million write-off of previously deferred loan fees on our Consolidated Income Statement for the year ended December 31, 2013. Net deferred loan fees of $0.7 million associated with the portion of our previous Senior Credit Facility that was determined not to have been substantially modified are being amortized over the life of the Senior Credit Facility.

GCI, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(6)    Long-Term Debt (Continued)

  In connection with the current Senior Credit Facility, we paid loan fees and other expenses of $0.4 million that were expensed immediately on our Consolidated Income Statement for the year ended December 31, 2013 and $3.0 million that were deferred and are being amortized over the life of the Senior Credit Facility.

  We have borrowed $240.0 million under the delayed draw term loan, $39.0 million under the revolving portion and have $22.5 million of letters of credit outstanding under the Senior Credit Facility at December 31, 2014, which leaves $88.5 million available for borrowing as of December 31, 2014.

(d)
GCI Holdings, entered into a $10.0 million loan agreement with Wells Fargo Bank on June 30, 2014 to finance the purchase of a building. The note matures on July 15, 2029 and is due in monthly installments of principal and interest. The interest rate is variable at one month LIBOR plus 2.25%.

  The note is subject to similar affirmative and negative covenants as our Senior Credit Facility. The obligations under the note are secured by a security interest and lien on the purchased building. In connection with the note issuance, we paid loan fees of $0.1 million that were deferred and are being amortized over the life of the note.

(e)
UUI, our wholly owned subsidiary, has entered into various loans with the RUS. The long-term debt was due in monthly installments of principal based on a fixed rate amortization schedule. The interest rates on the various loans to which this debt relates ranged from 2.4% to 4.5%. Substantially all of the assets of UUI were pledged as collateral for the amounts due to RUS. We repaid substantially all amounts owed to the RUS in 2014.

  Maturities of long-term debt as of December 31, 2014 are as follows (amounts in thousands):

Years ending December 31,
2015	$622
2016	604
2017	619
2018	279,635
2019	425,651
2020 and thereafter	331,665

Total debt	1,038,796
Less unamortized discount paid on 2019 Notes	2,118
Less current portion of long-term debt	622

Long-term debt, net	$1,036,056

GCI, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(7)    Income Taxes

  Total income tax expense of $10.0 million, $11.0 million and $12.1 million for the years ended December 31, 2014, 2013 and 2012, respectively, was allocated to income in each year. Income tax expense consists of the following (amounts in thousands):

	Years Ended December 31,
	2014	2013	2012
Deferred tax expense:
Federal taxes	$9,081	9,267	10,318
State taxes	948	1,690	1,770

	$10,029	10,957	12,088

  Total income tax expense differed from the "expected" income tax expense determined by applying the statutory federal income tax rate of 35% as follows (amounts in thousands):

	Years Ended December 31,
	2014	2013	2012
"Expected" statutory tax expense	$24,246	14,939	7,437
Impact of non-controlling interest attributable to non-tax paying entity	(18,255)	(7,977)	—
State income taxes, net of federal expense	948	1,690	1,770
Income tax effect of nondeductible entertainment expenses	1,125	1,045	777
Income tax effect of nondeductible lobbying expenses	425	369	298
Income tax effect of nondeductible officer compensation	1,351	824	1,718
Other, net	189	67	88

	$10,029	10,957	12,088

GCI, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(7)    Income Taxes (Continued)

  The tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities at December 31, 2014 and 2013 are summarized below (amounts in thousands):

	2014	2013
Current deferred tax assets, net of current deferred tax liability:
Net operating loss carryforwards	$44,250	30,344
Compensated absences, accrued for financial reporting purposes	3,117	2,956
Workers compensation and self-insurance health reserves, principally due to accrual for financial reporting purposes	2,043	1,688
Accounts receivable, principally due to allowance for doubtful receivables	2,585	1,154
Deferred revenue for financial reporting purposes	2,525	2,673
Other	1,600	938

Total current deferred tax assets	$56,120	39,753

Long-term deferred tax assets:
Net operating loss carryforwards	$87,688	90,589
Deferred revenue for financial reporting purposes	33,552	35,506
Alternative minimum tax credits	1,735	1,895
Deferred compensation expense for tax purposes in excess of amounts recognized for financial reporting purposes	1,374	2,556
Asset retirement obligations in excess of amounts recognized for tax purposes	6,660	4,930
Share-based compensation expense for financial reporting purposes in excess of amounts recognized for tax purposes	1,458	1,860
Other	4,266	4,335

Total long-term deferred tax assets	136,733	141,671

Long-term deferred tax liabilities:
Plant and equipment, principally due to differences in depreciation	231,109	212,719
Intangible assets	48,768	49,761
Flow-through entity deferred tax items	44,728	40,667

Total long-term deferred tax liabilities	324,605	303,147

Net long-term deferred tax liabilities	$187,872	161,476

  At December 31, 2014, we have tax net operating loss carryforwards of $320.3 million that will begin expiring in 2020 if not utilized, and alternative minimum tax credit carryforwards of $1.7 million available to offset regular income taxes payable in future years. Our utilization of remaining acquired net operating loss carryforwards is subject to annual limitations pursuant to Internal Revenue Code section 382 which could reduce or defer the utilization of these losses.

GCI, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(7)    Income Taxes (Continued)

  Our tax net operating loss carryforwards are summarized below by year of expiration (amounts in thousands):

Years ending December 31,	Federal	State
2020	$34,958	34,301
2021	29,614	28,987
2022	14,081	13,788
2023	3,968	3,903
2024	722	—
2025	737	—
2026	150	—
2027	1,010	—
2028	39,879	39,715
2029	48,370	47,558
2031	110,933	109,376
2033	5,031	4,927
2034	30,797	29,946

Total tax net operating loss carryforwards	$320,250	312,501

  Tax benefits associated with recorded deferred tax assets are considered to be more likely than not realizable through taxable income earned in carryback years, future reversals of existing taxable temporary differences, and future taxable income exclusive of reversing temporary differences and carryforwards. The amount of deferred tax assets considered realizable, however, could be reduced if estimates of future taxable income during the carryforward period are reduced.

  We file federal income tax returns in the U.S. and in various state jurisdictions. We are not subject to U.S. or state tax examinations by tax authorities for years 2010 and earlier except that certain U.S. federal income tax returns for years after 1998 are not closed by relevant statutes of limitations due to unused net operating losses reported on those income tax returns.

  We recognize accrued interest on unrecognized tax benefits in interest expense and penalties in selling, general and administrative expenses. We did not have any unrecognized tax benefits as of December 31, 2014, 2013 and 2012, and accordingly, we did not recognize any interest expense. Additionally, we recorded no penalties during the years ended December 31, 2014, 2013 and 2012.

  We did not record any excess tax benefit generated from stock options exercised during the years ended December 31, 2014, 2013 and 2012, since we are in a net operating loss carryforward position and the income tax deduction will not yet reduce income taxes payable. The cumulative excess tax benefits generated for stock options exercised that have not been recognized is $3.5 million at December 31, 2014.

GCI, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(8)    Financial Instruments

  Fair Value of Financial Instruments

  The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties. At December 31, 2014 and 2013, the fair values of cash and cash equivalents, net receivables, inventories, accounts payable, accrued payroll and payroll related obligations, accrued interest, accrued liabilities, and subscriber deposits approximate their carrying value due to the short-term nature of these financial instruments. The carrying amounts and approximate fair values of our financial instruments at December 31, 2014 and 2013 follow (amounts in thousands):

	December 31, 2014		December 31, 2013
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Current and long-term debt	$1,036,678	1,055,952	1,047,980	1,058,431

  The following methods and assumptions were used to estimate fair values:

  Current and long-term debt: The fair values of the 2021 Notes and the 2019 Notes are based upon quoted market prices for the same or similar issues (Level 2). The fair value of our RUS debt is based on the current rates offered to us for the same remaining maturities (Level 3). The fair value of our Senior Credit Facility and Wells Fargo note payable are estimated to approximate their carrying value because the instruments are subject to variable interest rates (Level 2).

  Fair Value Measurements

  Assets measured at fair value on a recurring basis as of December 31, 2014 and 2013 are as follows (amounts in thousands):

	Fair Value Measurement at Reporting Date Using
December 31, 2014 Assets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Deferred compensation plan assets (mutual funds)	$2,068	—	—

Total assets at fair value	$2,068	—	—

December 31, 2013 Assets
Deferred compensation plan assets (mutual funds)	$2,183	—	—

Total assets at fair value	$2,183	—	—

  The valuation of our mutual funds is determined using quoted market prices in active markets utilizing market observable inputs.

GCI, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(9)    Stockholder's Equity

  Common Stock

  We were incorporated in 1997 and issued 100 shares of our no par Class A common stock to GCI in our initial capitalization. We received all ownership interests in subsidiaries previously held by GCI and proceeds from GCI's August 1, 1997 common stock offering. We recorded $206.6 million associated with our initial capitalization. All of our issued and outstanding Class A common stock is owned by GCI.

  Shared-Based Compensation

  GCI's Amended and Restated 1986 Stock Option Plan ("Stock Option Plan"), provides for the grant of options and restricted stock awards (collectively "award") for a maximum of 15.7 million shares of GCI Class A common stock, subject to adjustment upon the occurrence of stock dividends, stock splits, mergers, consolidations or certain other changes in corporate structure or capitalization. If an award expires or terminates, the shares subject to the award will be available for further grants of awards under the Stock Option Plan. The Compensation Committee of GCI's Board of Directors administers the Stock Option Plan. Substantially all restricted stock awards granted vest over periods of up to three years. Substantially all options vest in equal installments over a period of five years and expire ten years from the date of grant. The requisite service period of our awards is generally the same as the vesting period. Options granted pursuant to the Stock Option Plan are only exercisable if at the time of exercise the option holder is our employee, non-employee director, or a consultant or advisor working on our behalf. New shares of GCI Class A common stock are issued when stock option agreements are exercised or restricted stock awards are granted. We have 2.4 million shares available for grant under the Stock Option Plan at December 31, 2014.

  The fair value of restricted stock awards is determined based on the number of shares granted and the quoted price of GCI's common stock. We estimate pre-vesting option forfeitures at the time of grant and periodically revise those estimates in subsequent periods if actual forfeitures differ from those estimates. We record share-based compensation expense only for those awards expected to vest using an estimated forfeiture rate based on our historical pre-vesting forfeiture data. We review our forfeiture estimates annually and adjust our share-based compensation expense in the period our estimate changes.

GCI, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(9)    Stockholder's Equity (Continued)

  A summary of option activity under the Stock Option Plan as of December 31, 2014 and changes during the year then ended is presented below:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
	(in thousands)			(in thousands)
Outstanding at January 1, 2014	620	$7.74
Exercised	(50)	$9.09
Forfeited	(250)	$8.40
Expired	(12)	$10.69

Outstanding at December 31, 2014	308	$6.86	4.1 years	$2,125

Exercisable at December 31, 2014	305	$6.88	4.1 years	$2,097

  The total fair value of options vesting during the years ended December 31, 2014, 2013 and 2012, was $50,000, $78,000 and $560,000, respectively. The total intrinsic values, determined as of the date of exercise, of options exercised in the years ended December 31, 2014, 2013 and 2012, were $0.1 million, $0.2 million and $1.3 million, respectively. We received $0.5 million, $0.6 million and $2.1 million in cash from stock option exercises in the years ended December 31, 2014, 2013 and 2012, respectively.

  A summary of nonvested restricted stock award activity under the Stock Option Plan for the year ended December 31, 2014, follows (share amounts in thousands):

	Shares	Weighted Average Grant Date Fair Value
Nonvested at January 1, 2014	1,209	$8.60
Granted	1,267	$10.04
Vested	(711)	$9.89
Forfeited	(21)	$9.05

Nonvested at December 31, 2014	1,744	$9.11

  The weighted average grant date fair value of awards granted during the years ended December 31, 2014, 2013 and 2012, were $10.04, $8.30 and $9.23, respectively. We have recorded share-based compensation expense of $8.4 million, $6.6 million and $5.0 million for the years ended December 31, 2014, 2013 and 2012, respectively. Share-based compensation expense is classified as Selling, General and Administrative Expense in our Consolidated Income Statements. Unrecognized share-based compensation expense was $9.6 million relating to 1.7 million restricted stock awards. We expect to recognize share-based compensation expense over a weighted average period of 0.1 years for stock options and 2.1 years for restricted stock awards.

GCI, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(9)    Stockholder's Equity (Continued)

  GCI 401(k) Plan

  In 1986, GCI adopted an Employee Stock Purchase Plan ("GCI 401(k) Plan") qualified under Section 401 of the Internal Revenue Code of 1986. The GCI 401(k) Plan provides for acquisition of GCI's Class A common stock at market value as well as various mutual funds. We may match a percentage of the employees' contributions up to certain limits, decided by GCI's Board of Directors each year. Our matching contributions allocated to participant accounts totaled $9.1 million, $8.2 million and $7.5 million for the years ended December 31, 2014, 2013 and 2012, respectively. We used cash to fund all of our employer-matching contributions during the years ended December 31, 2014, 2013 and 2012.

(10)    Industry Segments Data

  We have two reportable segments, Wireless and Wireline. The Wireless segment's revenue is derived from wholesale wireless services. The Wireline segment's revenue includes all of our other revenue, specifically a full range of retail wireless, data, video and voice services to residential customers, businesses, governmental entities and educational institutions; wholesale data and voice services to common carrier customers; Internet, data network and managed services to rural schools and health organizations and regulated voice services to residential and commercial customers in rural communities primarily in Southwest Alaska.

  Wireless plan fee and usage revenues from external customers are allocated between our Wireless and Wireline segments. The Wireless segment recorded subsidies to the Wireline segment related to wireless equipment sales based upon equipment sales and agreed-upon subsidy rates through the AWN transaction close on July 23, 2013. Subsequent to the transaction close and through March 31, 2014, although permitted, the Wireline segment was unable to meet the requirements in order to request a wireless equipment subsidy from the Wireless segment in accordance with the AWN agreements. These subsidies, which eliminate in consolidation, increase the Wireline segment earnings before depreciation and amortization expense, net interest expense, income taxes, share-based compensation expense, accretion expense, income or loss attributable to non-controlling interest and non-cash contribution adjustment ("Adjusted EBITDA") and reduce the Wireless segment Adjusted EBITDA. The wireless equipment subsidy recorded by the Wireless segment was $17.3 million, $12.2 million, and $23.2 million for the years ended December 31, 2014, 2013, and 2012, respectively. Selling, general and administrative expenses are charged to the Wireless segment based upon a shared services agreement. The remaining selling, general and administrative expenses are charged to the Wireline segment. Intercompany transactions have been pushed down to the segment level.

  We evaluate performance and allocate resources based on Adjusted EBITDA. Management believes that this measure is useful to investors and other users of our financial information in evaluating operating profitability as an analytical indicator of income generated to service debt and fund capital expenditures. In addition, multiples of current or projected earnings before depreciation and amortization, net interest expense, and income taxes ("EBITDA") are used to estimate current or prospective enterprise value. The accounting policies of the reportable segments are the same as those described in Note 1, "Business and Summary of Significant Accounting Policies" above. We have no intersegment sales.

GCI, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(10)    Industry Segments Data (Continued)

  We earn all revenues through sales of services and products within the United States. All of our long-lived assets are located within the United States of America, except approximately 82% of our undersea fiber optic cable systems which transit international waters and all of our satellite transponders.

  Summarized financial information for our reportable segments for the years ended December 31, 2014, 2013 and 2012 follows (amounts in thousands):

	Wireless	Wireline	Total Reportable Segments
2014
Revenues
Wholesale	$269,977	—	269,977
Consumer	—	288,014	288,014
Business Services	—	225,963	225,963
Managed Broadband	—	126,244	126,244

Total	269,977	640,221	910,198
Cost of Goods Sold	90,920	211,784	302,704

Contribution	179,057	428,437	607,494
Less SG&A	21,631	272,016	293,647
Plus share-based compensation expense	—	8,392	8,392
Plus accretion expense	733	516	1,249
Other	—	(372)	(372)

Adjusted EBITDA	$158,159	164,957	323,116

Capital expenditures	$30,243	145,866	176,109
Goodwill	$164,312	65,248	229,560
Total assets	$625,417	1,433,081	2,058,498
2013
Revenues
Wholesale	$197,218	—	197,218
Consumer	—	274,805	274,805
Business Services	—	222,814	222,814
Managed Broadband	—	116,811	116,811

Total	197,218	614,430	811,648
Cost of Good Sold	68,086	212,376	280,462

Contribution	129,132	402,054	531,186
Less SG&A	20,030	251,035	271,065
Plus share-based compensation expense	—	6,638	6,638
Plus accretion expense	507	(430)	77
Other expense	—	447	447

Adjusted EBITDA	$109,609	157,674	267,283

GCI, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(10)    Industry Segments Data (Continued)

	Wireless	Wireline	Total Reportable Segments
Capital expenditures	$28,156	152,398	180,554
Goodwill	$155,445	63,596	219,041
Total assets	$624,740	1,387,067	2,011,807
2012
Revenues
Wholesale	$124,745	—	124,745
Consumer	—	269,357	269,357
Business Services	—	207,892	207,892
Managed Broadband	—	108,187	108,187

Total	124,745	585,436	710,181
Cost of Good Sold	58,737	188,764	247,501

Contribution	66,008	396,672	462,680
Less SG&A	15,475	227,773	243,248
Plus share-based compensation expense	—	5,040	5,040
Plus non-cash contribution expense	—	960	960
Plus accretion expense	269	239	508
Other expense	—	869	869

Adjusted EBITDA	$50,802	176,007	226,809

  Effective January 1, 2013, we refocused our business and determined that we have two reportable segments, Wireless and Wireline. Due to our segment change in 2013, capital expenditures and total assets by segment for 2012 are not reported as it is impracticable to allocate our historical balance sheets.

  A reconciliation of reportable segment Adjusted EBITDA to consolidated income before income taxes follows (amounts in thousands):

Years Ended December 31,	2014	2013	2012
Reportable segment Adjusted EBITDA	$323,116	267,283	226,809
Less depreciation and amortization expense	(170,285)	(147,259)	(130,452)
Less share-based compensation expense	(8,392)	(6,638)	(5,040)
Less non-cash contribution expense	—	—	(960)
Less accretion expense	(1,249)	(77)	(508)
Other	372	(447)	(869)

Consolidated operating income	143,562	112,862	88,980
Less other expense, net	(74,289)	(70,178)	(67,730)

Consolidated income before income tax expense	$69,273	42,684	21,250

GCI, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(10)    Industry Segments Data (Continued)

  We earn revenues included in both the Wireless and Wireline segment from a major customer. We earned revenues from our major customer, net of discounts, of $108.3 million or 12% of total consolidated revenues for the year ended December 31, 2014. We had no major customers for the years ended December 31, 2013 and 2012.

(11)    Related Party Transactions

  We entered into a long-term capital lease agreement in 1991 with the wife of GCI's President and CEO for property occupied by us. The leased asset was capitalized in 1991 at the owner's cost of $900,000 and the related obligation was recorded. The lease agreement was amended in April 2008 and our existing capital lease asset and liability increased by $1.3 million to record the extension of this capital lease. The amended lease terminates on September 30, 2026.

  In January 2001 we entered into an aircraft operating lease agreement with a company owned by GCI's President and CEO. The lease was amended several times, most recently in May 2011. The lease term of the aircraft may be terminated at any time by us upon 12 months' written notice. The monthly lease rate of the aircraft is $132,000. In 2001, we paid a deposit of $1.5 million in connection with the lease. The deposit will be repaid to us no later than six months after the agreement terminates.

  Upon closing of the AWN acquisition on July 22, 2013, ACS became a related party for financial statement reporting purposes. ACS provides us with local service lines and network capacity in locations where we do not have our own facilities. We provide wholesale services to ACS who uses our network to sell services to its respective retail customers and we receive ACS' high cost support from USF for its wireless customers. Additionally, we paid preferential cash distributions to ACS for its one-third ownership interest in AWN (see Note 1(d) for additional information). For the year ended December 31, 2014 and the period from the AWN acquisition date, July 23, 2013, to December 31, 2013, we paid ACS $62.9 million and $25.1 million, respectively. For the year ended December 31, 2014 and the period from the AWN acquisition date, July 23, 2013, to December 31, 2013, we received $50.9 million and $23.9 million, respectively, in payments from ACS. At December 31, 2014 we have $27.9 million in receivables from ACS and $7.4 million in payables to ACS. We also have long term capacity exchange agreements with ACS for which no money is exchanged.

(12)    Variable Interest Entities

  We have entered into several arrangements under the NMTC program with US Bancorp to help fund a $59.3 million project to extend terrestrial broadband service for the first time to rural Northwestern Alaska communities via a high capacity hybrid fiber optic and microwave network. When completed, the project, called TERRA-Northwest ("TERRA-NW"), will connect to the TERRA-Southwest ("TERRA-SW") network and provide a high capacity backbone connection from the served communities to the Internet. The NMTC program was provided for in the Community Renewal Tax Relief Act of 2000 (the "Act") to induce capital investment in qualified lower income communities. The Act permits taxpayers to claim credits against their federal income taxes for up to 39% of qualified investments in the equity of community development entities ("CDEs"). CDEs are privately managed investment institutions that are certified to make qualified low-income community investments.

GCI, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(12)    Variable Interest Entities (Continued)

  On August 30, 2011, we entered into the first arrangement ("NMTC #1"). In connection with the NMTC #1 transaction we loaned $58.3 million to TIF, a special purpose entity created to effect the financing arrangement, at 1% interest due August 30, 2041. Simultaneously, US Bancorp invested $22.4 million in TIF. TIF then contributed US Bancorp's contribution and the loan proceeds to certain CDEs. The CDEs, in turn, loaned the $76.8 million in funds less payment of placement fees, at interest rates varying from 1% to 3.96%, to Unicom, as partial financing for TERRA-NW.

  On October 3, 2012, we entered into the second arrangement ("NMTC #2"). In connection with the NMTC #2 transaction we loaned $37.7 million to TIF 2 and TIF 2-USB, special purpose entities created to effect the financing arrangement, at 1% interest due October 2, 2042. Simultaneously, US Bancorp invested $17.5 million in TIF 2 and TIF 2-USB. TIF 2 and TIF 2-USB then contributed US Bancorp's contributions and the loan proceeds to certain CDEs. The CDEs, in turn, loaned the $55.2 million in funds less payment of placement fees, at interest rates varying from 0.7099% to 0.7693%, to Unicom, as partial financing for TERRA-NW.

  On December 11, 2012, we entered into the third arrangement ("NMTC #3"). In connection with the NMTC #3 transaction we loaned $8.2 million to TIF 3, a special purpose entity created to effect the financing arrangement, at 1% interest due December 10, 2042. Simultaneously, US Bancorp invested $3.8 million in TIF 3. TIF 3 then contributed US Bancorp's contributions and the loan proceeds to a CDE. The CDE, in turn, loaned the $12.0 million in funds less payment of placement fees, at an interest rate of 1.35%, to Unicom, as partial financing for TERRA-NW.

  US Bancorp is the sole investor in TIF, TIF 2, TIF 2-USB and TIF 3, and as such, is entitled to substantially all of the benefits derived from the NMTCs. All of the loan proceeds to Unicom, net of syndication and arrangement fees, are restricted for use on TERRA-NW. Restricted cash of $1.1 million and $6.9 million was held by Unicom at December 31, 2014 and 2013, respectively, and is included in our Consolidated Balance Sheets. We completed construction of TERRA-NW and placed the final phase into service in late 2014.

  These transactions include put/call provisions whereby we may be obligated or entitled to repurchase US Bancorp's interests in TIF, TIF 2, TIF 2-USB and/or TIF 3. We believe that US Bancorp will exercise the put options in August 2018, October 2019 and December 2019, at the end of the compliance periods for NMTC #1, NMTC #2 and NMTC #3, respectively. The NMTCs are subject to 100% recapture for a period of seven years as provided in the Internal Revenue Code. We are required to be in compliance with various regulations and contractual provisions that apply to the NMTC arrangements. Non-compliance with applicable requirements could result in projected tax benefits not being realized by US Bancorp. We have agreed to indemnify US Bancorp for any loss or recapture of NMTCs until such time as our obligation to deliver tax benefits is relieved. There have been no credit recaptures as of December 31, 2014. The value attributed to the put/calls is nominal.

  We have determined that TIF, TIF 2, TIF 2-USB and TIF 3 are VIEs. The consolidated financial statements of TIF, TIF 2, TIF 2-USB and TIF 3 include the CDEs discussed above. The ongoing activities of the VIEs—collecting and remitting interest and fees and NMTC compliance—were all considered in the initial design and are not expected to significantly affect economic performance throughout the life of the VIEs. Management considered the contractual arrangements that obligate us to deliver tax benefits and provide various other guarantees to US Bancorp; US

GCI, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(12)    Variable Interest Entities (Continued)

  Bancorp's lack of a material interest in the underlying economics of the project; and the fact that we are obligated to absorb losses of the VIEs. We concluded that we are the primary beneficiary of each and consolidated the VIEs in accordance with the accounting standard for consolidation.

  US Bancorp's contributions, net of syndication fees and other direct costs incurred in structuring the NMTC arrangements, are included in Non-controlling Interests on the Consolidated Balance Sheets. Incremental costs to maintain the structure during the compliance period are recognized as incurred to selling, general and administrative expense.

  The assets and liabilities of our consolidated VIEs were $140.9 million and $104.2 million, respectively, as of December 31, 2014 and 2013.

  The assets of the VIEs serve as the sole source of repayment for the debt issued by these entities. US Bank does not have recourse to us or our other assets, with the exception of customary representations and indemnities we have provided. We are not required and do not currently intend to provide additional financial support to these VIEs. While these subsidiaries are included in our consolidated financial statements, these subsidiaries are separate legal entities and their assets are legally owned by them and not available to our creditors.

(13)    Commitments and Contingencies

  Operating Leases as Lessee

  We lease business offices, have entered into site lease agreements and use satellite transponder and fiber capacity and certain equipment pursuant to operating lease arrangements. Many of our leases are for multiple years and contain renewal options. Rental costs under such arrangements amounted to $43.8 million, $46.5 million and $37.4 million for the years ended December 31, 2014, 2013 and 2012, respectively.

  Capital Leases as Lessee

  We entered into a long-term capital lease agreement in 1991 with the wife of GCI's President and CEO for property occupied by us as further described in Note 11, Related Party Transactions.

  We have a capital lease agreement for transponder capacity on Intelsat, Ltd.'s ("Intelsat") Galaxy 18 spacecraft. The Intelsat Galaxy 18 C-band and Ku-Band transponders are being leased over an expected term of 14 years. At lease inception the present value of the lease payments, excluding telemetry, tracking and command services and back-up protection, was $98.6 million. We amended our transponder capacity lease agreement with Intelsat in October 2013 to lease additional transponder capacity on Intelsat's Galaxy 18 spacecraft. As a result, on January 1, 2014 we increased our existing capital lease asset and liability by $9.4 million.

GCI, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(13)    Commitments and Contingencies (Continued)

  A summary of future minimum lease payments follows (amounts in thousands):

Years ending December 31:	Operating	Capital
2015	$38,830	13,444
2016	34,892	13,454
2017	26,772	13,433
2018	22,666	13,440
2019	20,157	13,450
2020 and thereafter	63,809	33,208

Total minimum lease payments	$207,126	100,429

Less amount representing interest		23,973
Less current maturity of obligations under capital leases		8,100

Long-term obligations under capital leases, excluding current maturity		$68,356

  The leases generally provide that we pay the taxes, insurance and maintenance expenses related to the leased assets. Several of our leases include renewal options, escalation clauses and immaterial amounts of contingent rent expense. We expect that in the normal course of business leases that expire will be renewed or replaced by leases on other properties.

  Guaranteed Service Levels

  Certain customers have guaranteed levels of service with varying terms. In the event we are unable to provide the minimum service levels we may incur penalties or issue credits to customers.

  Self-Insurance

  Through December 31, 2014, we were self-insured for losses and liabilities related to health and welfare claims up to $500,000 per incident per year above which third party insurance applied. A reserve of $4.0 million and $3.1 million was recorded at December 31, 2014 and 2013, respectively, to cover estimated reported losses, estimated unreported losses based on past experience modified for current trends, and estimated expenses for settling claims. We are self-insured for all losses and liabilities related to workers' compensation claims in Alaska and have a workers compensation excess insurance policy to make claims for any losses in excess of $500,000 per incident. A reserve of $3.8 million and $3.7 million was recorded at December 31, 2014 and 2013, respectively, to cover estimated reported losses and estimated expenses for open and active claims. Actual losses will vary from the recorded reserves. While we use what we believe are pertinent information and factors in determining the amount of reserves, future additions to the reserves may be necessary due to changes in the information and factors used.

  We are self-insured for damage or loss to certain of our transmission facilities, including our buried, undersea, and above-ground transmission lines. If we become subject to substantial uninsured liabilities due to damage or loss to such facilities, our financial position, results of operations or liquidity may be adversely affected.

GCI, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(13)    Commitments and Contingencies (Continued)

  Litigation, Disputes, and Regulatory Matters

  We are involved in various lawsuits, billing disputes, legal proceedings, and regulatory matters that have arisen from time to time in the normal course of business. Management believes there are no proceedings from asserted and unasserted claims which if determined adversely would have a material adverse effect on our financial position, results of operations or liquidity.

  Universal Service

  As an ETC, we receive support from the USF for the provision of wireline local access and wireless service in high cost areas. In November 2011, the FCC published a final rule that segregated the support methodology for Remote and Urban areas in Alaska as further described in Note 1(r). For both Remote and Urban high cost support revenue, our ability to collect our accrued USF support is contingent upon continuation of the USF program and upon our eligibility to participate in that program, which are subject to change by future regulatory, legislative or judicial actions. We adjust revenue and the account receivable in the period the FCC makes a program change or we assess the likelihood that such a change has increased or decreased revenue. Our revenue for providing local and wireless services in these areas would be materially adversely affected by a substantial reduction of USF support.

  Cable Service Rate Reregulation

  Federal law permits regulation of basic cable programming services rates. However, Alaska law provides that cable television service is exempt from regulation by the RCA unless 25% of a system's subscribers request such regulation by filing a petition with the RCA. At December 31, 2014, only the Juneau system is subject to RCA regulation of its basic service rates. No petition requesting regulation has been filed for any other system. The Juneau system serves 6% of our total basic service subscribers at December 31, 2014.

  Tribal Mobility Fund I Grant

  In February 2014, the FCC announced our winning bids in the Tribal Mobility Fund I auction for a $41.4 million grant to partially fund expansion of our 3G wireless network, or better, to locations in Alaska where we would not otherwise be able to construct within our return-on-investment requirements. We filed a long-form application with the FCC by their deadline and this form was approved in October 2014. We expect to receive one-third of the grant funds in the first half of 2015 and between $6.0 and $16.0 million in additional grant fund disbursements in 2015, depending on upgrades completed and test results submitted to and approved by the FCC.

(14)    Selected Quarterly Financial Data (Unaudited)

  During the fourth quarter of 2014, we identified an immaterial error in the calculation of our estimated effective tax rate that impacted each of the previously reported quarters of 2014. The error had no effect on previously reported Adjusted EBITDA or cash flows. In order to assess materiality of this error we considered SAB 99, "Materiality" and SAB 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements," and determined that the impact of this error on prior period consolidated financial statements was immaterial. As provided by SAB 108, the portion of the immaterial error will not

GCI, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(14)    Selected Quarterly Financial Data (Unaudited) (Continued)

  require the previously filed quarterly reports on Form 10-Q to be amended and the correction is permitted to be made the next time we file our prior period financial statements.

  The following is a summary of unaudited quarterly results of operations for the years ended December 31, 2014 and 2013 including the impact of the immaterial error correction adjustments discussed above (amounts in thousands):

	As of March 31, 2014			As of June 30, 2014			As of September 30, 2014
	Previously reported	Correction	As adjusted	Previously reported	Correction	As adjusted	Previously reported	Correction	As adjusted
Deferred income tax liability	$158,104	981	159,085	166,665	3,209	169,874	160,799	5,806	166,605
Total liabilities	$1,550,989	981	1,551,970	1,595,683	3,209	1,598,892	1,556,394	5,806	1,562,200
Retained deficit	$(127,183)	(981)	(128,164)	(119,035)	(3,209)	(122,244)	(107,959)	(5,806)	(113,765)
Total GCI, Inc. stockholder's equity	$161,380	(981)	160,399	171,748	(3,209)	168,539	185,150	(5,806)	179,344
Total stockholders' equity	$458,811	(981)	457,830	465,461	(3,209)	462,252	482,295	(5,806)	476,489

	First Quarter			Second Quarter			Third Quarter
2014	Previously reported	Correction	As adjusted	Previously reported	Correction	As adjusted	Previously reported	Correction	As adjusted	Fourth Quarter
Total revenues	$216,283	—	216,283	224,399	—	224,399	240,725	—	240,725	228,791
Operating income	$30,265	—	30,265	38,414	—	38,414	49,336	—	49,336	25,547
Income tax expense	$(215)	(981)	(1,196)	(127)	(2,228)	(2,355)	(2,481)	(2,597)	(5,078)	(1,400)
Net income	$11,742	(981)	10,761	19,068	(2,228)	16,840	28,444	(2,597)	25,847	5,796
Net income (loss) attributable to GCI, Inc.	$2,121	(981)	1,140	8,155	(2,228)	5,927	12,512	(2,597)	9,915	(9,425)

2013	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total revenues	$186,216	189,661	217,943	217,828
Operating income	$23,060	25,695	38,684	25,423
Net income (loss) attributable to GCI, Inc.	$3,244	4,180	8,905	(6,923)

(15)    Subsequent Events

  On February 2, 2015, we purchased ACS Wireless's interest in AWN and substantially all the assets of ACS and its affiliates related to ACS's wireless business (the "Acquired Assets") for a cash payment of $293.2 million, subject to possible post-closing adjustments. The Acquired Assets included all of ACS Wireless' equity interest in AWN, substantially all of ACS's wireless subscriber assets, including subscriber contracts, and certain of ACS's CDMA network assets, including fiber strands and associated cell site electronics and microwave facilities and associated electronics. GCI, Inc. did not acquire certain excluded assets specified in the agreement. GCI, Inc. assumed from ACS post-closing liabilities of ACS and its affiliates under contracts assumed by GCI, Inc. and liabilities with respect to the ownership by ACS Wireless of its equity interest in AWN to the extent accruing and related to the period after closing. All other liabilities were retained by ACS and its affiliates.

GCI, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(15)    Subsequent Events (Continued)

  To fund the 2015 purchase from ACS, we received a contribution from GCI and on February 2, 2015 GCI Holdings entered into a Fourth Amended and Restated Credit and Guarantee Agreement with Credit Agricole that included $275.0 million of a Term B Loan. The interest rate under the Term B Loan is LIBOR plus 3.75%, with a 1% LIBOR floor. The Term B Loan will mature on February 2, 2022 or December 3, 2020 if our Senior Notes due 2021 are not refinanced prior to such date.

        No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this Prospectus. You must not rely on any unauthorized information or representatives. This Prospectus does not offer to sell or ask for offers to buy any of the securities other than those to which this Prospectus relates and it does not constitute an offer to sell or ask for offers to buy any of the securities in any jurisdiction where it is unlawful, where the person making the offer is not qualified to do so, or to any person who cannot legally be offered the securities. The information contained in this Prospectus is current only as of its date.

$450,000,000

OFFER TO EXCHANGE
6.875% Senior Notes
due 2025
for
6.875% Senior Notes
due 2025

PROSPECTUS

April 21, 2015

Dealer Prospectus Delivery Obligation

        Until July 20, 2015, all dealers that effect transactions in these securities, whether or not participating in the offering, may be required to deliver a prospectus. This is in addition to the dealer's obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.